Amendment No. 2 to the draft registration statement as confidentially submitted to the Securities and Exchange Commission on September 20, 2021.
This draft registration statement has not been publicly filed with the
Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
SONO GROUP N.V.
(Exact Name of Registrant as Specified in Its Charter)
The Netherlands (State or other jurisdiction of incorporation or organization)	3711 (Primary Standard Industrial Classification Code Number)	N/A (IRS Employer Identification Number)
Waldmeisterstraße 76
80935 Munich, Germany
+49 (0)89 4520 5818
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
+1 (302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Krystian Czerniecki Clemens Rechberger Sullivan & Cromwell LLP Neue Mainzer Straße 52 60311 Frankfurt, Germany +49 (69) 4272 5200	Paul van der Bijl NautaDutilh N.V. Beethovenstraat 400 1082 PR Amsterdam The Netherlands +31 (20) 717-1000
James McDonald
Skadden, Arps, Slate,
Meagher & Flom (UK) LLP
40 Bank Street, Canary Wharf
London E14 5DS
United Kingdom
+44 (20) 7519 7000
Andrea Nicolas
Skadden, Arps, Slate,
Meagher & Flom LLP
One Manhattan West, New York
New York 10001
+1 (212) 735-3000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company.   ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐
CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common Shares, par value €0.06 per share	$	$

(1)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of additional shares that the underwriters have the option to purchase.

(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PROSPECTUS (Subject to Completion)
Issued                 , 2021
Common Shares

This is Sono Group N.V.’s initial public offering of common shares, €0.06 par value per share.
We expect the public offering price to be between $      and $      per common share. This is our initial public offering and no public market currently exists for our common shares.
Following this offering, we will have two classes of shares outstanding, common shares and high voting shares. The rights of the holders of common shares and high voting shares are identical, except with respect to voting, conversion and preemptive rights. Each common share is entitled to one vote per share and is not convertible into any other shares. Each high voting share is entitled to 25 votes per share, is convertible at the request by the holder at any time into one common share and carries preemptive rights commensurate to its nominal value. After giving effect to this offering, Laurin Hahn and Jona Christians, two of our founders and management board members, will hold all of the high voting shares. They will hold, in aggregate, approximately    % of the voting power of our outstanding shares following this offering (    % if the underwriters exercise their option to purchase additional common shares in full).
We intend to apply to list our common shares on The Nasdaq Global Market under the symbol “SEV”
We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company” and “Prospectus Summary—Implications of Being a Foreign Private Issuer.”
Investing in our common shares involves risks. See “Risk Factors” beginning on page 17.

PRICE $      PER COMMON SHARE

	Underwriting Discounts and Commissions(1)	Proceeds to Sono Group N.V.
Offering price to public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Sono Group N.V.	$	$

(1)
See “Underwriters” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than           common shares, the underwriters have the option to purchase up to an additional           common shares from us at the initial public offering price, less the underwriting discount, for 30 days after the date of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the common shares to purchasers on                 , 2021.

BERENBERG	CITIGROUP	EVERCORE ISI
CRAIG-HALLUM

                 , 2021

SONO MOTORS

WE BELIEVE IN MOBILITY FREE OF FOSSIL FUELS. WE WANT EVERY CAR TO BE ELECTRIC AND SHARED. DRIVEN BY THIS VISION, SONO MOTORS WAS FOUNDED IN 2016.

SONO MOTORS

Today, our company prides itself in having an experienced team of engineers, designers, technicians, and industry experts who are developing and building a forward-looking electric car that is suitablefor daily use, with integrated solar cells and innovative mobility services.

Edelbrock
OldSchool

M SM19E

For investors outside the United States of America (“United States” or “U.S.”): Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our common shares and the distribution of this prospectus outside the United States.
Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared, and neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We and the underwriters are not making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date, regardless of the time of delivery of this prospectus or of any sale of the common shares.

i

LETTER FROM OUR FOUNDERS
Dear future Shareholders,
Climate change is one of the biggest threats facing the human species and our modern society. The main driver behind the exponential growth of CO2 (measured in parts per million) in our atmosphere is the burning of fossil fuels. At Sono Motors, we believe that the only way to overcome this challenge is to stop burning these resources. That’s why our mission is to accelerate the transition towards sustainable transport by integrating solar on every vehicle.
In order to achieve that, we built our company upon two pillars. The first, building solar electric vehicles (SEVs) and developing our digital services; and the second, selling and licensing our fully integrated solar technology to other manufacturers. We believe that this diversified business model is enabling us to build an ESG-driven, long-term oriented, fast growing company with additionally attractive financial returns.
We, Jona and Laurin, together with Navina, started this company as friends and technology enthusiasts with a big vision from a small garage in Munich, Germany. We developed the first prototype ourselves to fully understand the feasibility of our vision of an SEV for the mass market. Convinced the industry was too slow and real disruption would never come from one of the big players, we took matters into our own hands and started Sono Motors. As of September 20, 2021, more than 14,000 reservations have been made on the Sion, with an average down payment of USD 3,300.
We believe that SEVs will be the next big wave in e-mobility. Combustion engines are the past, electric vehicles are a thing of the present and solar electric vehicles are the future.
Jona and Laurin

ABOUT THIS PROSPECTUS
We have historically conducted our business through Sono Motors GmbH, which became a wholly-owned subsidiary of Sono Group N.V. after a corporate reorganization described as follows: We were incorporated pursuant to the laws of The Netherlands as Sono Motors Finance B.V. on October 23, 2020 as a wholly-owned subsidiary of Sono Motors GmbH. As part of the corporate reorganization that was completed on November 27, 2020, our then-existing shareholders contributed all of their shares in Sono Motors GmbH to Sono Motors Finance B.V. in exchange for newly issued common shares of Sono Motors Finance B.V. In addition, the sole issued and outstanding common share in Sono Motors Finance B.V. at that time, which was held by Sono Motors GmbH, was cancelled (ingetrokken). As a result, Sono Motors GmbH became a wholly-owned subsidiary of Sono Motors Finance B.V. and the then-existing shareholders of Sono Motors GmbH became the shareholders of Sono Motors Finance B.V. Also on November 27, 2020, Sono Motors Finance B.V. was converted into a public company with limited liability under Dutch law (naamloze vennootschap), and changed its legal name from Sono Motors Finance B.V. to Sono Group N.V. A portion of the newly issued common shares of Sono Group N.V. was also converted into high voting shares in the share capital of Sono Group N.V. Only the common shares of Sono Group N.V. are being offered hereby.
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Sono Motors,” the “Company,” “we,” “our,” “ours,” “ourselves,” “us” or similar terms refer to (i) Sono Motors GmbH, together with its subsidiary Sono Motors Finance B.V. at that time, prior to the further implementation of the aforementioned corporate reorganization, (ii) Sono Motors Finance B.V. as of the completion of the exchange of all common shares in Sono Motors GmbH for newly issued common shares in Sono Motors Finance B.V. and prior to the conversion of Sono Motors Finance B.V. into Sono Group N.V. and (iii) Sono Group N.V. after the aforementioned corporate reorganization, in which Sono Motors Finance B.V. was converted into Sono Group N.V.
Sono Group N.V. is incorporated in The Netherlands, and a majority of its outstanding securities is owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, Sono Group N.V. is currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
The terms “dollar,” “USD” or “$” refer to U.S. dollars, and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Unless otherwise indicated, the consolidated financial statements and related notes included in this prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, our results of operations and financial condition derived from our IFRS consolidated financial statements that are included in this prospectus may differ substantially from the results of operations and financial condition derived from consolidated financial statements prepared in accordance with U.S. GAAP. We have not prepared a reconciliation of our financial information to U.S. GAAP or a summary of significant accounting differences in the accounting and valuation methods of IFRS and U.S. GAAP nor have we otherwise reviewed the impact the application of U.S. GAAP would have on our financial reporting. Financial information in thousands or millions, and percentage figures in this prospectus, have been rounded. Rounded total and sub-total figures in tables in this prospectus may differ marginally from unrounded figures indicated elsewhere in this prospectus or in the consolidated financial statements. Moreover, rounded individual figures and percentages may not produce the exact arithmetic totals and sub-totals indicated elsewhere in this prospectus.

MARKET AND INDUSTRY DATA
We obtained the industry, market and competitive position data in this prospectus from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including, but not limited to, BloombergNEF, McKinsey & Company and the German Federal Ministry for Economic Affairs and Energy (Bundesministerium für Wirtschaft und Energie).
Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in our forecasts or estimates or those of independent third parties.
TRADEMARKS, SERVICE MARKS AND TRADE NAMES
We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.
This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PROSPECTUS SUMMARY
This summary highlights information contained in more detail elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors”, “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our historical consolidated financial statements, including the notes thereto, included elsewhere in this prospectus, before deciding to invest in our common shares.
Sono Motors
Our Mission: Solar on Every Vehicle
We envision a world without burning fossil fuels. Our mission is: “Solar on Every Vehicle.”
Our business was founded by three friends who shared a passion for finding a solution to climate-friendly, innovative and yet affordable mobility. The goal was to develop a solar powered, family-sized car for the mass market. To realize this vision, our founders assembled an experienced team of engineers, designers, technicians, and industry experts who spent years developing a solar technology suited for mobility applications. We developed and tested several prototypes to advance and refine our technology and enlisted driver feedback to create a design that would be simultaneously functional, convenient to operate, environmentally sustainable, and affordable.
From this process the Sion and our proprietary solar technology were born.
A Sion is a solar electric vehicle, designed with a view to be accessible by everyday consumers and to be shared. Our technology allows us to integrate solar panels into the Sion’s bodywork to capture energy from the sun and store it in the Sion’s onboard battery. We believe the Sion unlocks the potential of solar energy in a car and advances our goal of providing a net-zero-emission vehicle solution for the mass market. We seek to license and sell our proprietary solar technology to a wide array of customers such as manufacturers of buses, trucks, camper vans, trains and even boats, in order to accelerate the transition towards sustainable transport and in order to have a second independent revenue stream.
Overview
We believe we are a pioneer and technological leader in the field of solar-powered electric mobility. We are in the process of developing and commercializing a disruptive solar technology that would allow every vehicle to benefit from solar power. We intend to use this technology to create our solar- and battery-powered vehicle that we call the Sion. In parallel, we are in the process of starting to license and sell our proprietary solar technology to other manufacturers for different use cases, such as buses, trucks, camper vans, trains and even boats, in order to accelerate the transition towards sustainable transportation. We intend to generate revenues from the sale of our vehicles and, in the first production cycle, from emission certificate pooling as well as from the monetization of our proprietary solar technology.
Our disruptive solar technology allows for full solar integration. In the process of developing the Sion, we soon realized that the available solar technology was not well-suited for mobility applications. Traditional solar technology relies on glass to cover the solar cells. Glass is, however, heavy, not sufficiently flexible, expensive and dangerous in crash situations. Our polymer technology solves these issues. It is lightweight, allows for flexible surface integration, is affordable due to fast and lean production and avoids/eliminates the risk of bodily harm caused by broken glass. We have also developed other critical components for the use of solar technology in mobility applications. We have developed our own on-board charger and, through our maximum power point tracker central unit, or MCU, solved the issue that solar cells will be mounted on different parts of the exterior, which will lead to uneven exposure to sunlight. Our technology allows for the seamless integration of solar cells into the body of a car, such as the Sion, and the charging of its battery through the power of the sun. However, our technology is much more versatile, and its use cases extend far beyond passenger cars, allowing for grid-independent charging and a reduction of running costs or total costs of ownership, in transport related use cases, such as trucks, buses, recreational vehicles or boats. We have started to market our technology to other mobility or transport manufacturers. We have received indications of interest and first purchase orders and shipped pre-production samples to a customer. Our manufacturers may also benefit from our technology. They may use our technology to retrofit existing vehicles, to extend the range of battery electric vehicles, or BEVs, for new production vehicles or to comply with emission regulations. The transport and logistics industries in particular are very focused on total cost of ownership, where our solar integration can reduce running cost significantly. We have several patents granted or within the filing-process protecting our proprietary technology. Additionally, we have up to four years of advanced development ahead of who we believe to be our relevant competitors thanks to the patents, the testing of almost a large number of different polymer materials and the several relevant components for full solar integration, such as our on-board charger and MCU.
We expect that the Sion will be convenient to operate and comparatively affordable providing it with the potential to disrupt the market. It will have the ability to recharge itself using solar energy panels installed on the exterior that leverage our polymer-based solar technology. We expect that solar power will reduce the number of charging intervals and, depending on the vehicle’s usage profile, may even eliminate the need for battery charging, positioning us to benefit from a significant competitive advantage over conventional electric vehicles. The Sion’s polymer exterior significantly reduces the need for expensive metal-stamping tools and machinery costs, and the integration of solar modules into the bodywork eliminates the need for a costly paint shop, which helps us to offer the Sion at a comparatively low initial net entry price of €21.4 thousand. Consistent with our mission to lower CO2 emissions, each Sion will be outfitted with technology that can connect to our car- and ride-sharing networks through our proprietary hardware and software solutions.
To make the Sion affordable for the mass market without compromising security or quality, we do things differently and, we believe, much more efficiently and sustainably than traditional car manufacturers or other pure EV manufacturers. We rely on a one-variant-only vehicle, third party production and business-to-consumer direct distribution, which we believe will enable us to maintain relatively low overhead costs, significantly reduce our capital expenditures, and position us to become a price-value leader compared to competitors’ offerings in the relevant car segments. We envision the Sion as a one-variant-only model. All Sions will have the same exterior color and vehicle features, and will rely on existing off-the-shelf component parts from established automotive suppliers, such as Vitesco Technologies German GmbH (a former subsidiary of Continental AG), Hella GmbH & Co. KGaA and Casco Schoeller GmbH, resulting in economies of scale through the partial elimination of development costs, reduced purchasing and manufacturing complexity, reduced logistical challenges and inventory costs, and lower risks associated with quality control and testing, all of which should facilitate more rapid growth of our operations and positions us to offer the Sion. The production of the Sion will be outsourced to a contract manufacturer at the former Saab Automobile AB (“SAAB”) plant in Trollhättan, Sweden. Our goal is to offset 100% of the CO2 emissions generated by the production of the Sion and our future vehicle models, with a view to achieving full CO2 neutrality during the production cycle. Rather than relying on dealerships to sell the Sion, we intend to rely on what we consider to be an innovative and effective way to sell directly to customers through our online platform. Customers can view the Sion, book a test drive and engage and place orders directly with us. As of August 31, 2021, we had more than 14,000 reservations with advance payments totaling €38.8 million from our customers, up from €37.9 million as of June 30, 2021. These reservations correspond to a net sales volume of approximately $360 million. However, our customers may cancel their reservations without penalty according to our general terms and conditions, if no binding purchase agreement has been concluded by an agreed deadline, which varies. Some reservations are already cancellable as of the date of this prospectus. We intend to begin delivering cars in the first half of 2023 and thereby fulfill customer reservations.
With respect to our solar technology licensing, we have shipped the first products to a customer in September 2021. With respect to the Sion, we are still in the pre-production phase and presented the second fully functional prototype generation in January 2021. The funding that we expect to obtain from this offering will not be sufficient to secure our needs through the start of production of the Sion. Assuming that we are able to raise the amounts we still need following this offering, we currently plan to commence commercial production of the Sion in the first half of 2023. For the six months ended June 30, 2021, we had a loss for the period of €25.7 million, compared to a loss for the period of €9.8 million in the six months ended June 30, 2020. Our loss for the period for the year ended December 31, 2020 was a loss of €56.0 million. We have incurred net losses since our inception in March 2016, resulting in an accumulated deficit of €108.8 million as of June 30, 2021. We believe that we will continue to incur losses and depend on external financing in the foreseeable future at least until we commence material deliveries of the Sion and the time when we significantly scale our operations, including the monetization of our solar technology.
Our Market Opportunity
We believe that more needs to be done to slow down global warming and that new technologies are needed to reduce CO2 emissions.
Our Market Opportunity Related to Our Solar Technology
For the solar application market, we believe solar integration will be the logical next step for every pure electric vehicle. The recent decline in solar production prices as well as the increase in efficiency of solar cells finally enable solar integration to have a meaningful impact on ranges and autonomy of electric vehicles. Additionally, the steep increase in electric vehicle sales and the relatively slower increase in charging stations will create a bottleneck for the adoption of electric vehicles on a larger scale. We believe that even within the next few years, people living in apartments without private access to charging will be reluctant to buy electric vehicles due to uncertainty they will be able to find relevant charging options. This will put even more focus on electric vehicles with solar integration.
Other users, such as building owners, already see the power of solar integration to reduce energy consumption and, accordingly, total cost of ownership. As more means of transport, including ships, trucks, vans and buses switch to electric engines, the benefit of solar integration will, we believe, become increasingly clear and important to market participants over the coming years.
Our Market Opportunity Related to the Sion
We believe that political and regulatory pressure to reduce CO2 emissions will lead to lower demand for combustion engines and will increase demand for new technologies, such as battery electric vehicles. The global total market share for battery electric vehicles is expected to increase from 2.7% in 2020 to 58% in 2040, when 54 million battery electric vehicles are expected to be sold according to BloombergNEF. Within Europe, the market share of battery electric vehicles is expected to reach 35-45% by 2030, according to McKinsey & Co. Several fundamental trends are expected to drive this increase, including increasing awareness concerning environmental matters and sustainable energy, urbanization and more stringent emissions regulations. Technological innovation, such as more efficient ways to produce batteries, longer battery lifetime and breakthroughs in solar technology are expected to enable mass market adoption.
According to a report by McKinsey & Company, the COVID-19 pandemic has prompted many governments to increase consumer incentives for electric vehicle purchases as part of economic stimulus programs. In Germany, for example, purchase-price subsidies for new electric vehicles can exceed €9,000 per vehicle. Most recently, as of January 1, 2021, European Union, or EU, regulations now impose their most stringent ever CO2 emission limits on all new passenger cars registered in the EU. We believe we are well positioned with the Sion to benefit from these market opportunities as we intend to offer net-zero-emissions solar-powered electric mobility to the mass market at a comparatively affordable price. The following graphic summarized what we believe to be growth catalysts and enablers.

Limitations of Products Offered by Market Incumbents
We believe that the products offered by many of the incumbent manufacturers suffer from the following limitations and do not reflect current and projected trends in consumer demand and ignore recent developments in solar technologies.
•
Lack of innovative solutions from traditional players: Traditional car, truck or bus makers typically do not develop a new car from scratch, but rather refine and improve their existing models and technologies. We believe that this approach has hindered fundamental innovation, which can only be achieved in an efficient and sustainable manner if old structures are discarded.

•
Global warming and reduction of CO2 emissions: Cars, trucks, buses and boats with internal combustion engines are a significant contributor to total CO2 emissions, the main greenhouse gas that contributes to global warming. We believe that climate-friendly and affordable electric mobility is critical for achieving sustainable mobility and an attractive customer proposition.

•
Increasing demand for mobility solutions and resource conservation: The world’s population continues to grow. Providing mobility solutions to an increasing population in light of the world’s limited resources requires sustainable mobility concepts, such as easily accessible car-sharing and ride-pooling solutions.

•
Lack of sufficient charging infrastructure: Existing battery electric vehicles depend strongly on a limited number of charging stations. Many traditional carmakers believe the main solution to decreasing the dependency on charging infrastructure to be an increase in expensive battery capacity. Bigger batteries significantly increase both the price and the weight of the respective vehicle. As a result, battery electric vehicles either do not fulfill customers desires for sufficient range or become too expensive for the mass market.

•
Insufficient adaptation of solar technology for mobility use cases: Generally, the available solar technology is not well-suited for mobility applications. Traditional solar technology relies on glass to cover the solar cells. Glass is, however, heavy, not sufficiently flexible, expensive and dangerous in crash situations. There is a lack of readily available technology that efficiently controls the interconnection between various solar panels that are mounted on a non-flat surface so that the impact angles of the sun rays differ. For commercial vehicles, no relevant solar integration solution exists that would allow vehicle operators to reduce their costs of ownership.

•
Limited affordability of clean mobility technologies: Alternative and environmentally friendly mobility technologies have historically been expensive and are not ready for the mass market, in the case of electric vehicles primarily due to high battery prices and immature charging infrastructures in many markets. We want to be the first company to offer an affordable, practical, electric family vehicle with solar-recharge capabilities for the mass market.
Our Solution
We believe we are well positioned to address current market dislocations and to capture demand from consumers who desire a convenient and affordable car ownership experience and from manufacturers who seek access to disruptive solar technology for mobility application. Our solar technology is well-suited to provide benefits to most means of powered transport, especially new electric alternatives..
•
Innovative clean technology solutions: We believe we are a technological leader in solar-powered electric mobility. We consider ourselves to be the first company to develop a sophisticated concept for the full integration of polymer solar modules in a vehicle exterior. These polymer solar modules eliminate the need for heavy glass in a solar panel and allow for more flexibility. In addition, we have developed various other innovative technological solutions, including solutions for bidirectional charging, car-sharing and ride-pooling. We intend to include these technologies in the Sion, but will also monetize them separately

•
Suitable for everyday use: We have designed the Sion as a family vehicle based on an intelligent use-of-space concept. In developing the Sion, we have centered the design around our polymer-based solar technology. Based on our current development targets, the Sion is expected to have an electric battery range based on the worldwide harmonized light vehicles test procedure (WLTP) standard of up to 305 kilometers, or 190 miles. The seamlessly integrated solar modules are expected to provide additional range and significantly reduce dependency on charging infrastructures, potentially allowing customers to save money on private charging stations as some of the energy used to power the Sion is produced for free from sunlight or reduce their dependence on public charging infrastructure. We believe the reduction of external charging cycles compared to ordinary battery electric vehicles, together with the Sion’s comparatively low entry price, will make the Sion suitable for the mass market and everyday use and an especially attractive option for urban commuters. All expected battery ranges for the Sion included in this prospectus are based on the WLTP. The WLTP methodology differs from the US EPA’s testing methodology, which typically has lower ranges than those determined using the WLTP standard.

•
Affordable for average consumers: The Sion will initially be available at a comparatively low net entry price of €21.4 thousand and is expected to position us to become the price-value leader in the relevant car segment based on total costs of ownership calculations performed by the German automobile club and by us. We believe that the ownership cost advantage, together with the Sion’s lower dependency on public or private charging infrastructures compared to normal battery electric vehicles, will provide the Sion with a competitive edge. Our competitors’ electric vehicles that are currently available, and that are expected to be launched in the relevant car segments in the near future, are expected to be significantly more expensive to purchase and operate than the Sion.

•
Heightened independence: Our technology will allow vehicles to generate power from the sun. This will decrease the dependence on charging infrastructure and the number of charging intervals and, depending on the vehicle’s usage profile, may even eliminate the need for battery charging and may allow for the use of batteries with less capacity than in traditional battery electric vehicles.

•
Disruptive solar technology: Our polymer technology has been developed for car and transport applications. It is lightweight, allows for flexible surface integration, is affordable due to fast and lean production and avoids/eliminates the risk of bodily harm caused by broken glass. We have also developed other critical components for the use of solar technology in mobility applications. We have developed our own on-board charger and, through our MCU, solved the issue that solar cells will be mounted on different parts of the exterior, which will lead to inhomogeneous exposure to sunlight.

•
Sustainable and responsible mobility: The operation of the Sion itself will not emit any CO2 or other greenhouse gases and will align with our vision of sustainable and responsible electric mobility. We expect that operation of the first generation of Sions (including facelifts), which we currently estimate to be 260,000 vehicles, will save approximately 20 million tons of CO2 compared to the operation of internal combustion engine cars and taking into account expected car sharing. We currently expect that all production-related greenhouse gas emissions, which cannot be avoided or reduced along our supply chain and during the production process of the Sion will be fully neutralized through relevant offsetting measures.
Our Strengths
We believe the following combination of strengths, capabilities and features of our business model will distinguish us from our competitors and position us to successfully tap into the market for sun-powered mobility solutions.
Proprietary technology aimed at harnessing solar energy:   Finding solutions that allow for the efficient use of solar power in mobility applications requires departing from traditional solutions and approaches. Solar cells are typically inflexible and developed for flat surfaces that have the same exposure to sunlight, such as rooftops. Through a multi-year development and testing process, our solar experts and automotive engineers developed a technology that embeds solar cells in polymer instead of glass, making the cells more flexible, lighter, less expensive, and more efficient than any other solar solution available today. As a result, our solar modules can be seamlessly integrated into all major surface areas of the Sion to optimize sunlight capture and are well-suited for use in other mobility settings, such as trucks, buses or boats. Solar-power will allow vehicles, such as the Sion, to operate with less dependency on battery charging infrastructures and a reduced number of loading cycles compared to ordinary battery electric vehicles. Our solar modules will also allow us to replace the traditional metal sheet exterior and eliminate the need for costly paint jobs. The layer of polymer on top of our solar cells provides protection against impact and damage, such as scratches. Patents and know-how will protect our solar technology, making it difficult for potential competitors to provide similar solutions without licensing our technology.
Benefit from position as a technology leader. Based on the experience we have gained from developing and testing our Sion prototypes, we believe that we are well positioned to offer a one-stop-shop solution. We can take care of everything to realize solar integration in vehicles, from product development to the provision of services. We are able to deliver customized solutions that meet the requirements and needs of potential customers. Our on board charger together with our high efficiency solar modules result in a highly efficient system, delivering outstanding power per square foot ratios.
Positioned to capture untapped affordable electric vehicle market poised for growth:   The market for electric vehicles is expected to show strong growth over the next ten or more years. This expected growth will be driven by a number of trends, including expected increasing convergence of production costs for electric cars and cars with internal combustion engines, consumer awareness of environmental concerns and sustainable energy and regulatory incentives aimed at promoting a shift to electric mobility. Within the market for electric vehicles, we believe that solar-powered electric mobility will be the next key trend. We are a solar-based electric mobility innovator with a clear focus on advancing solar technology. We do not have a design legacy that defines our brand, giving us the freedom to design the Sion with a focus on solar cell integration. The Sion’s net entry price of €21.4 thousand, coupled with its expected electric battery range based on the WLTP standard of up to 305 kilometers, or up to 190 miles, and its solar-charging capability, set the Sion apart from other electric mobility options. As a result, we believe that the Sion has the potential to be the first solar electric vehicle to meet the demands of a mass market.
Pre-orders demonstrate consumer support:   We have built what we believe is a vibrant and loyal community of potential customers. Potential customers can participate in online discussions with us and cast votes indicating their preference for certain features on the Sion. The traction we have gained among potential customers is evidenced by a significant number of pre-orders, which we believe provides commercial validation of our model and revenue momentum. As of August 31, 2021, we had received approximately 14,000 reservations with €38.8 million in advance payments. These reservations correspond to a net sales volume of approximately €300 million. However, our customers may cancel their reservations without penalty according to our general terms and conditions, if no binding purchase agreement has been concluded by an agreed deadline, which varies by customers. Some reservations are already cancellable as of the date of this prospectus.
Lean, efficient and agile production model contains costs and promotes scalability:   Our production model was intentionally structured to align with our goals. We believe in plant sharing, in utilizing off-the-shelf component parts, and in a one-variant-only approach as ways to maintain relatively low overhead costs, significantly reduce our capital expenditures, and to become the price-value leader in the Sion’s car segment. We intend to maintain an asset-light outsourced production model and plan to produce the Sion in the former SAAB plant in Trollhättan, Sweden, so we will not have to invest in purchasing, operating or maintaining our own manufacturing facilities. We also intend to generate cost savings by producing a single, standardized vehicle model and by sourcing off-the-shelf component parts, such as the electric motor, mirrors, tires and car seats, from established automotive suppliers rather than engineering custom parts ourselves. We believe this approach will allow us to benefit from economies of scale and comparatively low component part prices so that we can pass these savings on to our customers. We estimate that the combination of these initiatives will allow us to realize up to approximately €500 million in aggregate cost and capital expenditure avoidance. We believe our production model will reduce purchasing and manufacturing complexity, logistical challenges and inventory costs, and minimize risks associated with quality control and testing, all of which should facilitate rapid growth of our operations.
Founder-led management team that includes industry experts with a clear growth mission:   We are led by our founders, which gives us an outstanding combination of stability and a strong entrepreneurial corporate culture that fosters our common vision of affordable and sustainable electric mobility. Our founders are our major shareholders who drive our focus on long-term success and increasing shareholder value. We have also recruited experienced engineers from internationally renowned companies who possess strong skills in electrical engineering, solar engineering, automotive engineering and software development. Our experienced COO, CFO, CTO, Group Lead Solar and Group Lead Digital complement our high-impact senior team due to their significant expertise in automotive manufacturing, solar technology, and high-growth industries.
Our Growth Strategy
Our growth strategy focuses on two clearly identified building blocks: Monetization of our solar technology and production and sale of solar electric vehicles.
Growth Strategy Related to Our Solar Technology
Monetizing our technological innovations:   We see significant potential in our solar technology that is suitable for a broad range of applications due to its physical flexibility compared to traditional glass solar panels. We believe that our technology has the potential to disrupt existing markets without significant additional development costs. We have already received purchase orders or entered into several letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trains, trucks, buses and yachts that may use our technology in their own products. We may also produce and sell certain selected solar components, license our patents to third parties or seek to generate service revenue from providing engineering services to third parties.
Continuing to invest in technological innovation and intelligent mobility:   We have achieved significant technological and design improvements around the integration of solar modules in vehicles while simultaneously reducing manufacturing costs. We intend to continue to invest in technological innovation to further advance our technologies and innovations, as well as the safety, reliability, range capabilities and functionality of our vehicles. We plan to invest in the improvement of existing, and the development of new, technologies. We intend to dedicate significant funding to the engineering, design and development, as well as the tooling, of our solar technology. We also intend to invest in the continuous development of the Sion and future vehicle models.
Growth Strategy related to the Sion
Advancing the development of the Sion:   We plan to use the expected proceeds from this offering to fund the next development phase of the Sion. We are currently executing a detailed plan to finish the design and development of the Sion, including finalizing the engineering of, and component sourcing for, the Sion. Further, we intend to use funding from this offering to building our final generation of pre-series prototypes.
Expanding our product portfolio:   We are developing a “one base” vehicle platform with a view to scalability and usability for future models. We intend to use modular systems in the Sion, including the powertrain, chassis, thermal unit and certain electronics. These modular systems can also be used for other car types without any, or only minor, modification. Leveraging this platform and these systems, we intend to roll out multiple new vehicle models across various segments, including a cargo van and a crossover passenger vehicle. We intend to equip all of our new electric vehicles with our solar technology, and all are expected to continue to be carbon neutral.
Increasing our geographic footprint:   Our initial market is focused on Germany, other EU member states and selected other European markets. We plan to expand our focus to additional nearby markets. In the long term, we currently intend to expand our operations to other, more remote markets, such as the United States and potentially even China. In order to reduce complexity, we currently plan to have at least some of the vehicles intended for a specific region manufactured by third-party manufacturers in that particular region.
Capturing additional revenue from CO2 pooling:   Many developed countries have environmental regulations and incentives that seek to reduce CO2 emissions, providing us with an additional potential revenue source. For example, under EU regulation, any automotive manufacturer who fails to reduce the average emissions of its fleet sold in the EU to a specific CO2 emission per kilometer is subject to penalty payments. A manufacturer can avoid, or reduce, penalty payments, if it pools its emissions with those of manufacturers that exceed emission targets, such as manufacturers of zero or low emission vehicles. The economic benefit is shared between the pooling participations, providing us with an additional source of revenue. We intend to participate in one or more of these pooling arrangements, which we believe will comprise a meaningful percentage of our future revenue and will come at virtually no extra cost to us.
Adapting our sales approach:   While we believe that our online approach to sales has the potential to replace the traditional dealership model of the car industry, we may consider supplementing or augmenting this approach by opening pop-up concept showrooms to allow our customers to view, touch and feel, and test-drive our model vehicles on-the-spot. We believe that pop-up concept showrooms may allow us to capture new potential customers who might not otherwise engage with our products. As we expand our product portfolio, we intend to utilize marketing and sales channels that provide us with the broadest possible reach and we intend to continue to be nimble and creative in how we target our customers to achieve maximum penetration in each market that we enter, while keeping our ambition of cost leadership in mind.
Continually improving our environmental performance:   The core of our mission is to create sustainable products in a sustainable way. Accordingly, we plan to enhance the efficiency of the Sion’s drive train to increase the range that can be achieved with a single battery charge. In sourcing components and choosing our partners, we seek to continuously improve the CO2 footprint of the components we source and the services we receive. Our goal is to offset 100% of the CO2 emissions generated by the production of the Sion and our future vehicle models, with a view to achieving full CO2 neutrality during the production cycle.
Corporate History, Reorganization and Recent Financing Transactions
Laurin Hahn, Jona Christians and Navina Pernsteiner (who is no longer involved in our management but is still one of our shareholders) started our business in a garage in Munich, Germany in 2012 to further their vision of reinventing mobility through sustainable, responsible and affordable electric mobility. We were incorporated in 2016, pursuant to the laws of the Federal Republic of Germany as Sono Motors GmbH, through which we have historically conducted our business.
Sono Motors GmbH became the wholly-owned subsidiary of Sono Group N.V. upon the conclusion of a corporate reorganization that was completed on November 27, 2020. Through this reorganization, we incorporated Sono Motors Finance B.V. on October 23, 2020, pursuant to the laws of The Netherlands, as a wholly-owned subsidiary of Sono Motors GmbH. As part of the corporate reorganization, our then-existing shareholders contributed all of their shares in Sono Motors GmbH to Sono Motors Finance B.V. in exchange for newly issued common shares of Sono Motors Finance B.V. In addition, the sole issued and outstanding common share in Sono Motors Finance B.V. at that time, which was held by Sono Motors GmbH, was cancelled (ingetrokken). As a result, Sono Motors GmbH became a wholly-owned subsidiary of Sono Motors Finance B.V. and the then-existing shareholders of Sono Motors GmbH became the shareholders of Sono Motors Finance B.V. Also on November 27, 2020, Sono Motors Finance B.V. was converted into a public company with limited liability under Dutch law (naamloze vennootschap), and changed its legal name from Sono Motors Finance B.V. to Sono Group N.V. A portion of the newly issued common shares of Sono Group N.V. were also converted into high voting shares in Sono Group N.V. Only the common shares of Sono Group N.V. are being offered hereby. As of the date of this prospectus, Sono Motors GmbH is the only subsidiary of Sono Group N.V. Sono Motors GmbH has no subsidiaries.
On December 10, 2020, Sono Group N.V. increased its share capital by issuing 1,735,197 new common shares against payment of €38.2 million to various new shareholders as part of a private capital raise. On the same date, we also issued to certain new investors mandatory convertible senior notes, governed by German law and having an aggregate nominal value of €6.8 million. The terms and conditions of the mandatory convertible senior notes provide for a mandatory conversion of the notes into newly issued common shares in Sono Group N.V., based on a discount of 25% plus accrued interest for the newly issued shares upon certain triggering events, including an underwritten initial public offering of the common shares of the Company, as is contemplated by this offering. The mandatory convertible senior notes mature on December 10, 2023 unless converted earlier and bear interest of 7% p.a. for the first 18 months and 10% p.a. thereafter. There will be no regular interest payments. Interest will either be reflected in the discount at conversion or be paid at maturity, whatever is earlier.
In the six months ended June 30, 2021, we issued 68,136 new common shares against payment of €1.5 million to one new shareholder and one existing shareholder as part of a private capital raise.
Selected Risks Associated with Our Industry, Business, Operations and Financial Position
Our business is subject to numerous risks, as is more fully described in the section entitled “Risk Factors.” You should read these risks before you invest in our shares. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include, but are not limited to, the following:
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our history of significant losses and expected continuing losses for the foreseeable future and substantial doubt about our ability to continue as a going concern;

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the dependence of our success and future growth upon the market’s willingness to adopt solar electric vehicles;

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developments in vehicle technology that may adversely affect the demand for solar electric vehicles;

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the competitiveness of the automotive market and the risk to fail to be among the first to serve the mass market with an electric vehicle with solar power capability;

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high volatility of demand in the automobile industry;

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our unproven ability to develop vehicles and the risk to fail to finalize development and realize the commercialization of the Sion within the intended timeframe, budget or at all;

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the initial dependence on a single car model, the Sion;

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that our customers may cancel their reservations for the Sion without penalty;

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our intention to deploy technologies and solutions in our vehicles, including our solar module technology, which may not be fully functional or available on our anticipated schedule or at all, and may remain unproven and pose additional risks;

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our dependence on the adequate protection of our intellectual property;

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that our patent applications may not lead to the granting of patents or desired protection in time or at all, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours;

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obstacles we may face in tapping additional revenue opportunities;

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a delay in the commercial production of the Sion;

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our possible inability to develop manufacturing processes and capabilities within our projected costs and timelines;

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our unproven and still evolving ability to manufacture vehicles of sufficient quality and appeal to customers on schedule and at scale and to commercialize our vehicles;

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our dependence on our contract manufacturer NEVS for production of the Sion;

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our dependence on the development, production, performance and durability of batteries being engineered by a single supplier;

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our intention to outsource logistics management of our operations to third-party logistics (3PL) and potentially fourth-party logistics (4PL) services providers;

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ongoing negotiations of contractual agreements with many of our prospective suppliers and business partners and potential renegotiations of these agreements as we scale our business;

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the involvement of numerous third parties in our process, which adds significant complexity;

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our dependence on the acceptance of our brand and any negative publicity relating to any of our business partners and their products or services, which could have a significant negative impact on our business and reputation;

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the risk that the Sion or any of our future vehicles may fail to perform as expected;

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our significant use of various communication channels for our public relations activities, including our website and social media;

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damage to our reputation due to the perception that our advertisements were overly positive or that we do not live up to our promises;

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noncompliance of our advertisements with all relevant legal requirements in the past or in the future;

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product recalls that could materially adversely affect our business, prospects, operating results and financial condition;

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any unauthorized control or manipulation of our vehicles’ systems;

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risks associated with our growth strategy and international operations, including unfavorable regulatory, political, tax and labor conditions, which could harm our business;

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our failure to manage our future growth effectively;

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our inability to attract and retain key employees and hire qualified management, technical and vehicle engineering personnel, which could harm our ability to compete;

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risks related to health epidemics, including the recent COVID-19 pandemic; and

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the need to raise additional funds until the start of the production of the Sion and potentially beyond, which may not be available to us on acceptable terms or at all when we need them.

Corporate Information
Our principal executive offices are located at Waldmeisterstraße 76, 80935 Munich, Federal Republic of Germany. Our telephone number is +49 (0)89 4520 5818. Our website address is www.sonomotors.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common shares. We do business under the commercial name Sono Motors.
Enforcement of Civil Liabilities
We are organized and existing under the laws of The Netherlands, and, as such, under Dutch private international law rules the rights of our shareholders and the civil liability of our management board members, supervisory board members and executive officers are governed in certain respects by the laws of The Netherlands. The ability of our shareholders in certain countries other than The Netherlands to bring an action against us, our management board members, supervisory board members and executive officers may be limited under applicable law. In addition, substantially all of our assets are located outside the United States.
As a result, it may not be possible for shareholders to effect service of process within the United States upon us or our management board members, supervisory board members and executive officers or to enforce judgments against us or them in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our management board members, supervisory board members and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands.
As of the date of this prospectus, the United States and The Netherlands do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. With respect to choice of court agreements in civil or commercial matters, it is noted that the Hague Convention on Choice of Court Agreements entered into force for The Netherlands, but has not entered into force for the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to a foreign judgment if (i) the jurisdiction of the foreign court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the foreign court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such foreign judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the foreign court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in The Netherlands. Even if such a foreign judgement is given binding effect, a claim based thereon may, however, still be rejected if the foreign judgment is not or no longer formally enforceable.
Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or our management board members, supervisory board members, representatives or certain experts named herein who are residents of The Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.
The United States and Germany currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, in civil and commercial matters. Consequently, a final judgment for payment or declaratory judgments given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Germany. German courts may deny the recognition and enforcement of a judgment rendered by a U.S. court if they consider the U.S. court not to be competent or the decision to be in violation of German public policy principles. For example, judgments awarding punitive damages are generally not enforceable in Germany. A German court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. See “Enforcement of Civil Liabilities” for more detail.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and is exempt from other burdens that are otherwise generally applicable to public companies. These provisions include:
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the ability to include only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

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an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), which would otherwise be applicable beginning with our second annual report following consummation of this offering;

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to the extent that we no longer qualify as a foreign private issuer (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (2) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation; and
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an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted that would otherwise require our independent registered public accounting firm to communicate “critical accounting matters” in its report. A critical accounting matter is any matter arising from the audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective or complex auditor judgment.

We may take advantage of these provisions for up to five years following the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market capitalization of our shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.
Implications of Being a Foreign Private Issuer
Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
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the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. GAAP;

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the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q, containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events.

We will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held of record by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. For purposes of determining whether more than 50% of our outstanding voting securities are held by U.S. residents, we intend to look to whether more than 50% of the voting power of our common shares and high voting shares on a combined basis are directly or indirectly held of record by residents of the United States.
Both foreign private issuers and emerging growth companies are also exempt from certain more extensive executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more extensive compensation disclosure requirements for companies that are neither an emerging growth company nor a foreign private issuer and will continue to be permitted to follow our home country practice on such matters.

THE OFFERING
Issuer
Sono Group N.V.
Common shares offered by us
We are offering          common shares.
Option to purchase additional common shares
We have granted the underwriters the option to purchase up to          additional common shares from us, within 30 days of the date of this prospectus.
Common shares to be outstanding immediately after this offering
       common shares (         common shares if the underwriters exercise their option to purchase additional common shares within 30 days of the date of this prospectus from us in full).
Voting rights
Following this offering, we will have two classes of shares outstanding, common shares and high voting shares. The rights of the holders of common shares and high voting shares are identical, except with respect to voting, conversion and preemptive rights. Each common share is entitled to one vote per share and is not convertible into any other shares. Each high voting share is entitled to 25 votes per share, is convertible at the request by the holder at any time into one common share and carries preemptive rights commensurate to its nominal value. After giving effect to this offering, Laurin Hahn and Jona Christians, two of our founders and management board members, will hold all of the high voting shares. They will hold, in aggregate, approximately       % of the voting power of our outstanding shares following this offering (      % if the underwriters exercise their option to purchase additional common shares in full).
Directed Share Program
At our request, Berenberg Capital Markets LLC, Citigroup Capital Markets Inc. and Evercore Group L.L.C. have reserved up to          common shares for sale, at the initial public offering price, through a directed share program to members of our management, supervisory board and our employees. The number of shares available for sale to the general public in the offering will be reduced to the extent the reserved shares are purchased in the directed share program. See “Underwriters.”
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $      million (or $      if the underwriters exercise their option to purchase additional common shares from us in full), assuming an initial public offering price of $      per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated expenses of the offering that are payable by us.
The principal reasons for this offering are to finance our business, to increase our public profile and awareness, create a public market for our common shares and facilitate our future access to public equity markets. We plan to use the expected proceeds from this offering for the completion of our next prototype generation, the so-called generation III, to secure going concern until May 2023 and to secure or repay the down payments received until October 2021. Any remainder will be used for further investments to reach serial production. The funding that we expect to obtain from this offering will, however, not be sufficient to secure our needs through the start of production of the Sion. See “Use of Proceeds.”
Dividend policy
We have never paid or declared any cash dividends in the past, and we do not anticipate paying any cash dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the completion of the development of the Sion and the start of its serial production as well as the further development and expansion of our business. Under Dutch law, we may only pay dividends and other distributions from our reserves to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-in and called-up share capital plus the reserves required to be maintained by Dutch law or by our articles of association and (if it concerns a distribution of profits) after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Subject to such restrictions, any future determination to pay dividends or other distributions will be at the discretion of our management board with the approval of our supervisory board and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our management board and supervisory board deem relevant. See “Dividend Policy.”
Lock-up agreements
We intend to agree with Berenberg Capital Markets LLC, Citigroup Global Markets Inc. and Evercore Group L.L.C., subject to certain exceptions, not to, directly or indirectly, offer, sell, assign, transfer, pledge contract to sell, or otherwise dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital without the prior written consent of Berenberg Capital Markets LLC, Citigroup Global Markets Inc. and Evercore Group L.L.C. during the 180-day period following the date of this prospectus. Our management board members, substantially all of our existing shareholders and holders of certain mandatory convertible senior notes previously issued by us are expected to agree to substantially similar lock-up provisions, subject to certain exceptions. The lock-up period under the agreements to be entered into with our existing shareholders and the holders of our mandatory convertible senior notes and with the holders of our common equity raised in December 2020 will cover the 90-day period following the date of this prospectus. See “Underwriters.”
Listing
We intend to apply to list our common shares on The Nasdaq Global Market, or Nasdaq, under the symbol “SEV.”
Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:
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the full conversion of mandatory convertible senior notes into our common shares concurrently with the consummation of this offering;

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an initial public offering price of $      per common share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

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no exercise by the underwriters of their option to purchase additional common shares in this offering.

SUMMARY FINANCIAL AND OPERATING DATA
We present a summary of historical financial data of Sono Group N.V. below. The financial data as of and for the years ended December 31, 2019 and December 31, 2020, has been taken or derived from our consolidated financial statements and the related notes thereto, which are included elsewhere in this prospectus and which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The Summary of historical financial data presented below are not necessarily indicative of the financial results for future periods. The summary of historical financial data below do not contain all the information included in our consolidated financial statements. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, each included elsewhere in this prospectus.
Consolidated Statements of Income (Loss) and Statements of Comprehensive Income (Loss)
	For the year ended December 31,		For the six months ended June 30,
	2020	2019(1)	2021	2020
	(in € millions)		(in € millions)
Revenue	—	—	—	—
Cost of sales	—	—	—	—
Gross profit	—	—	—	—
Cost of research and development	(30.5)	(4.9)	(13.5)	(6.4)
Selling and distribution expenses	(9.1)	(2.1)	(1.6)	(1.1)
General and administrative expenses	(14.4)	(2.4)	(8.3)	(1.5)
Other operating income/expenses	(0.0)	0.2	0.4	0.1
Impairment losses on financial assets	(0.0)	—	(0)	(0)
Operating loss	(54.0)	(9.3)	(23.0)	(8.9)
Other interest and similar income	0.0	—	—	0
Interest and other expenses	(2.0)	(0.7)	(2.6)	(0.9)
Loss before tax	(56.0)	(10.0)	(25.6)	(9.8)
Tax on income	—	—	0	0
Deferred taxes on expense	—	—	(0)	—
Loss for the period	(56.0)	(10.0)	(25.7)	(9.8)
Other comprehensive loss	(0)	—	(0.1)	—
Total comprehensive loss for the period	(56.0)	(10.0)	(25.8)	(9.8)
Earnings (loss) per share in €
Basic/diluted	(1.66)/(1.66)	(0.30)/(0.30)	(0.79)/(0.79)	(0.29)/(0.29)
Weighted average number of shares for calculation of earnings per share
Basic/diluted	33,733,462	33,251,883	32,367,901	33,588,000

(1)
Other interest and similar income, interest and other expenses, loss before tax, loss for the period, total comprehensive loss for the period, (loss) per share in EUR and basic and diluted were restated for 2019 due to a change in accounting policies in accordance with IAS 8 (Accounting policies, changes in accounting estimates and errors) with respect to a reclassification of advance payments received by customers from financial liabilities in accordance with IFRS 9 to contract liabilities in accordance with IFRS 15. Please also refer to Note 4 to the consolidated financial statements included in this prospectus.

Selected Consolidated Cash Flow Statement Data
	For the year ended December 31,		For the six months ended June 30,
	2020	2019(1)	2021	2020
	(in € millions)		(in € millions)
Net cash flows from operating activities	(1.2)	(8.8)	(17.8)	11.9
Net cash flows from investing activities	(0)	(1.1)	(0.5)	(0)
Net cash flows from financing activities	44.1	8.8	1.2	3.1
Net (decrease) increase in cash and cash equivalents	42.9	(1.1)	(17.1)	15.0
Cash and cash equivalents at the beginning of the financial year	0.4	1.5	43.3	0.4
Cash and cash equivalents at end of year	43.3	0.4	26.1	15.4

(1)
Net cash flows from operating activities, net cash flows from investing activities and net cash flows from financing activities were restated for 2019 due to a change in accounting policies in accordance with IAS 8 (Accounting policies, changes in accounting estimates and errors) with respect to a reclassification of advance payments received by customers from financial liabilities in accordance with IFRS 9 to contract liabilities in accordance with IFRS 15. Please also refer to Note 4 to the consolidated financial statements included in this prospectus.

Selected Consolidated Balance Sheets Data
	As of December 31,		As of June 30,
	2020	2019(1)	2021
	(in € millions)		(in € millions)
Total noncurrent assets	4.1	4.8	4.1
Total current assets	49.2	0.9	34.6
Total assets	53.3	5.7	38.6
Total equity	(5.0)	(18.6)	(28.1)
Total liabilities	58.4	24.3	66.8
Total equity and liabilities	53.3	5.7	38.6

(1)
Total equity and total liabilities were restated for 2019 due to a change in accounting policies in accordance with IAS 8 (Accounting policies, changes in accounting estimates and errors) with respect to a reclassification of advance payments received by customers from financial liabilities in accordance with IFRS 9 to contract liabilities in accordance with IFRS 15. Please also refer to Note 4 to the consolidated financial statements included in this prospectus.

RISK FACTORS
You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in our common shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our common shares could decline and you could lose all or part of your investment.
This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks facing our company.
Risks Related to Our Industry
Our success and future growth is dependent upon the market’s willingness to adopt solar electric vehicles.
The demand for our vehicles will highly depend upon the demand for and adoption of electric vehicles in general and solar electric vehicles in particular. The market for electric vehicles, particularly solar electric vehicles, is still rapidly evolving, characterized by rapidly changing technologies, price and other competition, evolving government regulation and industry standards, as well as changing or uncertain consumer demands and behaviors. Factors that may influence the adoption of electric vehicles in general, and solar electric vehicles in particular, include:
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perceptions about the effectiveness of solar technology deployed in electric vehicles;

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perceptions about electric vehicle quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;

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perceptions about vehicle safety in general, including the use of advanced technology, such as vehicle electronics, solar power, storage and regenerative braking systems;

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the range limit over which electric vehicles may be driven on a single battery charge and the speed at which batteries can be recharged;

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technical innovations concerning battery capacity and ability to hold its charge;

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improvements in the fuel economy of internal combustion engines;

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the availability of and service for electric vehicles;

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the degree of environmental consciousness of consumers;

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access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;

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changes in the relative cost of electricity, oil, gasoline and hydrogen;

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government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

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the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles; and

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macroeconomic factors.

While other car manufacturers such as Tesla, Inc., have successfully commercialized pure battery electric vehicles, electric vehicles with a self-recharging component based on solar modules have not yet been introduced into the car market and remain commercially unproven. The Sion, the solar electric vehicle we are currently developing, may therefore not be as well accepted by the market as expected or not accepted at all and may not be able to claim the market position we hope for.
Developments in vehicle technology may adversely affect the demand for solar electric vehicles.
The automotive industry, particularly the e-mobility segment, is strongly technology driven and many established and new car manufacturers have entered or plan to enter the market for alternative fuel vehicles.

We expect competition in our industry to intensify in the future in light of regulatory initiatives and promotion, advancement of and increased demand for alternative fuel technologies and continuing consolidation in the worldwide automotive industry. Significant developments in alternative technologies, such as hydrogen fuel cell technology or advanced diesel, ethanol, or compressed natural gas or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect solar electric vehicles. Other fuels or sources of energy may emerge as customers’ preferred alternative to our vehicle platform. Developments in battery technology, such as solid state batteries, may make solar technology superfluous. Any such development could threaten the successful commercialization of solar electric vehicles. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies or innovations of competitors, could result in the loss of competitiveness, negatively impact revenue and lead to a loss of market share.
The automotive market is highly competitive and we may not be among the first to serve the mass market with an electric vehicle with solar power capability.
The automotive market in general, and the automotive mass market in particular, are highly competitive and we are not the only company seeking to develop and offer a solar powered car. We believe that our solar module technology provides a competitive advantage and could, together with other factors, place us among the first to provide an electric vehicle (partly) powered by solar energy at a comparably low entry-price. However, numerous competitors strive to offer e-mobility affordable to the masses and several other market players are currently experimenting with solar charging technology, including manufacturers with established brands and significantly greater financial resources than us such as Tesla, Toyota and Lightyear. Some of our competitors benefit from greater financial resources, more extensive development, manufacturing, marketing and service capabilities, own manufacturing assets, greater brand recognition and a larger number of managerial and technical personnel. If competitors’ vehicles are brought to market at an affordable price or other material competitive (technological) advantage, we may experience a significant reduction in potential market share and reduction in expected revenue streams, which could impact our ability to successfully market the Sion or other models. Products from our competitors, particularly from low-cost electric car manufacturers, may successfully compete with or surpass the performance of our vehicles at more competitive prices.
We expect competition in our industry to intensify in the future, particularly in light of increased demand for alternative fuel and a regulatory push for electric vehicles (e.g., CO2 target emission regulations and tax or other monetary incentives), as well as declining battery prices. Continuing globalization may lead to additional potential competitors in emerging economies. Factors affecting competition include manufacturing efficiency, vehicle price, product quality, performance and features, design and styling, innovation and development time, reliability, safety, energy economy, charging options, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in price pressure. We cannot guarantee that we will be able to successfully compete in our markets or that competitors will not build affordable electric vehicles with solar power technology or other competitive advantages before us. If the Sion is not among the first to market, this could significantly impact our ability to successfully launch the Sion and establish the Sono brand. Even if the Sion is among the first to market, we cannot assure that customers will choose our vehicles over those of our competitors, or over traditional battery electric vehicles or fossil fuel powered vehicles.
Demand in the automobile industry is highly volatile.
The markets in which we plan to compete have been subject to considerable volatility in demand. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. Difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the COVID-19 pandemic, as well as spending reductions by businesses, could have a material adverse effect on demand for our vehicles. As a new automobile manufacturer, we have significantly less financial resources than more established automobile manufacturers to withstand changes in the market and disruptions in demand or to maintain operations as we seek to reach establishment of our brands and significant sales.

Demand for electric vehicles may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles such as sales and financing incentives, prices of raw materials, parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, prospects, financial condition and results of operation.
Risks Related to Our Business and Operations
We are an early stage company with a history of significant losses and expect continuing losses for the foreseeable future, which raise substantial doubt about our ability to continue as a going concern.
We are in the process of developing a solar electric vehicle, the Sion. We are still in the pre-production phase of our vehicles and preparing for commercial production. We do not generate any revenue from our operations and will likely not do so until the commercial serial production of our vehicles, which we currently plan to commence in the first half of 2023, or, to a certain extent, the monetization of our solar technology. We have no relevant revenues. Our result for the six months ended June 30, 2021 was a loss for the period of €25.7 million, up from a loss for the period of €9.8 million in the six months ended June 30, 2020. Our loss for the period for the year ended December 31, 2020 was a loss of €56.0 million. We have incurred net losses since our inception in March 2016, resulting in an accumulated deficit of €108.8 million as of June 30, 2021. We will incur significant expenses as we conduct research, expand and refine our technology, continue our development of the Sion and seek street certification. We will also incur expenses related to preparations for the commercialization of the Sion, increasing our sales and marketing activities with the goal of building our brand, and adding infrastructure and personnel to support our growth. In addition, we currently incur various expenses from, for example, general administrative functions and our headquarters and expect that these expenses will increase following the offering, including as a result of costs relating to being a public company. We will not be able to cover our expenses with revenues at least until such time at which we begin material deliveries of the Sion and significantly increase the scale of our operations. Furthermore, we expect to incur additional substantial expenses in the foreseeable future as we intend to expand our business and product portfolio and invest in the design and development of new car models. These activities, which we consider vital to the development of our business, may result in prolonged losses. There is no guarantee that we will reach meaningful revenue levels or profitability or even that we will be able to continue as a going concern. If we are unable to achieve profitability, we may have to reduce the planned scale of our operations, which may impact our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation and our ability to continue as a going concern depend on our capability to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may need to curtail our operations, which could adversely affect our business, results of operations, financial position and cash flows.
We expect to continue to generate operating losses for the foreseeable future until the start of production of the Sion and possibly later. While we seek to increase monetization of our technology, we do not anticipate that we will generate commercial revenue or positive operating cash flows from vehicle sales of the Sion until the start of production or later. Management anticipates in its current plan that the Sion will generate high one-digits gross margins in the mid-term after start of production (SOP). In addition, management expects revenues from emission certificate pooling under relevant EU regulations on CO2 target emissions (“CO2 pooling”) and from the monetization of their solar technology and other expected revenues from after-sales and the sharing business.
Our ability to continue as a going concern is largely dependent on our ability to raise additional funds through debt or equity transactions, additional advance payments, or other means, and ultimately, to achieve serial production of the Sion. It is uncertain if sufficient financing can be obtained to continue as a going concern and further to achieve serial production of the Sion. Our forecast cash required to fund operations, excluding future financing efforts, indicates that we do not have sufficient funds to support operations through the twelve-month period from the date of issuance of the condensed consolidated interim financial statements included in this prospectus. Accordingly, there is substantial doubt about our ability to continue as a going concern within twelve-months from the date of issuance of these financial statements. Based on the cash position as of August 31, 2021 and our business plan, excluding any targeted proceeds from an initial public offering, as of August 31, 2021, the Group would become insolvent by December 2021 or shortly thereafter if no additional financing can be raised. See Note 3.1 to the unaudited condensed consolidated interim financial statements included in this prospectus for further discussion on our ability to continue as a going concern.
There is no historical basis for reliably assessing the demand for our vehicles, our ability to develop, manufacture, and deliver the Sion or any other car model that we may roll out in the future, and our future profitability. There can be no assurance that the Sion, or any other model that we may roll out in the future, will be commercially successful or that we will be able to scale our operations. We have no reliable basis for the prediction of our future revenues and to appropriately budget for our expenses, and we may have limited insight into future trends that may emerge and affect our business. You should consider our business and prospects in light of the risks and challenges we face as a new entrant into our industry, including, but not limited to:
•
our ability to successfully launch the commercial production and sales of the Sion and to continuously advance our current and develop new technologies;

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develop and manufacture safe, reliable and quality vehicles that appeal to customers, the challenges relating to the delivery and servicing of a large volume of vehicles;

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raise funding and required to develop our business and reach commercial operation;

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our ability to turn profitable and build a well-recognized and respected brand cost-effectively;

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the ability to expand our vehicle line-up and navigate the evolving regulatory environment;

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improve and maintain our operational efficiency, set up and manage our supply chain efficiently and adapt to changing market conditions, including technological developments and changes in our competitive landscape; and

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find the necessary qualified personnel, build up and scale functioning structures within our company as well as manage our growth effectively.

Our ability to develop vehicles is unproven and we may fail to finalize development and realize the commercialization of the Sion within the intended timeframe, budget or at all.
Our success will depend in large part on our ability to execute our plans to develop and produce the Sion. The successful development of the Sion is and will be subject to various risks and it will be difficult for us to develop other car models. We will need to implement technology that ensures that solar modules placed in different locations of the body work well together. Our vehicles will incorporate various other complex components, which requires substantial engineering and development efforts. There is no guarantee that our efforts will be successful and that we will be able to realize all advertised specifications of the Sion such as, for example, the advertised battery range or daily solar based range of our vehicles. We will have to finalize development of the electric powertrain and its components, which will be crucial for the range capacities of our vehicles. We have to secure the supply of necessary components on acceptable terms. We will also need to engage in substantive testing collision and safety activities, which we have not yet started. The Sion will need to pass relevant safety standards and will need to meet stringent and constantly evolving safety and road certification requirements, potentially in various jurisdictions, and there is no guarantee that our vehicles will receive the required street certification from relevant authorities. In addition, we will have to engage in significant testing activities to ensure that the Sion meets customers’ expectations, including with respect to performance and durability. Given the complexities involved in developing and testing a solar electric vehicle for the mass market, there is no guarantee that we will be able to finalize the development of the Sion within the given timeframe or budget. We may even conclude that finalization of the development is not feasible and that we have to abandon the project, due to, for example, a change in the regulatory framework, lack of feasibility, lack of supplier capacity or availability, lack of customer demand or our inability to secure sufficient capital. In such a case, we may not be able to amortize any investments made until the relevant point in time at which such a decision is made. We may have invested significant resources and time into the development of the Sion, our technology or solutions and may also have entered into contractual arrangements with suppliers or other partners in such a context under which we may be subjected to continuous payment or other obligations irrespective of our decision to abandon the relevant underlying project. Any such decision to discontinue the development or offering of the Sion or any of our technologies or solutions would lead to significant losses.
We will initially depend largely on a single car model, the Sion.
We intend to initially derive the majority of our revenues from the production and sale of a single car model, the Sion. Our success and future profitability will substantially depend on the Sion’s commercial success and market acceptance. To the extent that our product offering does not meet consumer expectations, or cannot be achieved on our projected timelines as well as cost and volume targets, our future profitability may be adversely affected. There is no guarantee that we will be able to market the Sion at the price and with the technical capabilities we currently envisage. We anticipate the purchase price of the Sion to be a significant competitive advantage, but the initial targeted net sales price of the Sion of €21.4 thousand will not allow us to generate a profit (not including expected revenues from emission certificate pooling under relevant EU regulations on CO2 target emissions (“CO2 pooling”), the monetization of our solar technology or other expected revenues). We currently plan to increase the initial net sales price, which may negatively impact demand for the Sion and our reputation. In addition to this planned increase in the sales price, we may need to make further upward adjustments of the sales price of the Sion as we finalize its development due to changes in technical specifications, production or component costs or otherwise, which may result in higher than anticipated production cost. In addition, our standard configuration with a standard price for our vehicles may not be as effective as we intend. We intend to deliver our vehicles with technology features that may be offered as costly add-ons by our competitors. Customers may prefer personalized features based on diversified tastes and needs and we may not be able to meet various customer needs. We may have overestimated the demand for the Sion and if the production volume of our vehicles is lower than originally planned this may negatively affect the costs per car produced. We may have overly focused or may continue to overly focus on (perceived) key strengths and selling points of the Sion, such as its expected affordability and environmental friendliness, while neglecting other material product aspects or components, such as our vehicles’ passive or active safety, including driver assistance systems, or standard parts such as brakes or airbags, which may negatively affect our vehicles’ overall performance, safety, reputation and sales volume. In addition, our intended distribution model is different from the distribution models typically used by other car manufacturers, as we plan to sell vehicles directly to our customers over the internet, rather than through traditional dealerships or company-owned retail stores. This direct sales model may result in lower sales due to customer reluctance to rely on web-based vehicle purchasing, which is particularly relevant for us as we are still in the process of developing our brand and depend on the initial success of the Sion. There can also be no assurance that we will be able to broaden our portfolio by successfully developing additional car models. The currently envisaged start of the production of the Sion in the first half of 2023 and customers may be unwilling to wait and decide to purchase other products that are or will be available earlier.
Customers may cancel their reservations for the Sion without penalty.
We have recorded reservations from potential customers for the Sion. At times, we have indicated that if we are able to sell every Sion that has been reserved, we would have revenues of a certain amount. However, our customers may cancel a reservation without penalty according to our general terms and conditions, if no binding purchase agreement has been concluded by an agreed deadline. The relevant deadline agreed on with the customers reflected the start of serial production envisaged by us at the time the relevant reservations were made. The timing of such permitted cancellations varies, as we have amended our general terms and conditions extending the relevant cancellation deadline to reflect delays of the intended commencement of serial production of our vehicles. We have also asked some of our customers to agree to amendments of our terms and conditions that extended the date at which customers may cancel a reservation. However, not all customers who previously placed a reservation have yet accepted such amended terms and conditions. According to our terms and conditions, customers have the right to cancel their reservations without penalty at the time at which we ask them to sign a binding purchase agreement for a Sion.
To date, none of our customers has entered into a binding purchase agreement with us for our vehicles and we do not expect binding purchase agreements to be signed, at the earliest, until one year prior to the expected delivery date of a vehicle to the relevant customer. In the event of a customer’s cancellation we are obligated to refund any advance payments already paid in connection with the reservation; thus, a significant number of reservation cancellations could impact our liquidity. The anticipated lead times between customer reservations and the expected first delivery of the Sion may exacerbate the risk of cancellations. We have already had to delay the start of production, which has resulted in some cancellations, and any further delay in the launch of serial production may lead to additional cancellations. In order to mitigate the effect of delays of the expected start of the production of the Sion on our customers, we had entered into a cooperation with a traditional car manufacturer and for a limited period offered our customers the option to convert parts of their advance payment into a lease arrangement for another electric vehicle at a discount until the delivery of the Sion. We have recently renewed this offer to our customers under slightly modified conditions and, in addition, alternatively offered them to lease a vehicle at discounted conditions from a start-up car rental company with a focus on sustainability. However, such cooperation and offers expose us to additional costs, obligations and risks, and there is no guarantee that such initiatives will ultimately have the intended effect on customer loyalty. In addition, even if we enter into binding purchase agreements with our customers, customers may, under certain circumstances, terminate such purchase agreement within two weeks after its conclusion under a principle of EU law relating to consumer protection in relation to distance contracts (Fernabsatzverträge) that do not involve face-to-face contact between us and customers. This principle would generally obligate us to take back the sold vehicle and refund the customer’s purchase price. Such principles applicable to distance contracts also apply to reservations. We may have also accidentally accepted reservations by customers from jurisdictions into which we will or may not be allowed to deliver our vehicles, leading to the cancellation of such reservations and the potential for reputational damage. As a result, there is no assurance that reservations will ultimately result in the purchase of a vehicle or that we actually realize our revenue expectations. Any projected revenue derived from reservations is based on a number of assumptions, including a projected purchase price for our vehicles. If the purchase price of our vehicles ends up being lower than anticipated, we may not achieve our projected level of revenue, even if all of our cars currently reserved are sold or otherwise commercialized. In addition, certain of our customers used the online payment system PayPal for their reservations and advance payments. We have not been able to immediately access these funds due to PayPal’s relevant terms and conditions and may have to wait a substantial amount of time before PayPal releases these funds to us. It cannot be precluded that future advance payments made via PayPal may be subject to similar restrictions.
We intend to benefit from additional revenue opportunities, but may not be able to commercialize these platforms.
Apart from generating revenue from sales of the Sion, we also plan to generate revenue from CO2 pooling and the monetization of our solar technology.
Under the relevant EU regulations, a car manufacturer may enter into CO2 pooling arrangements with other car manufacturers to avoid, or reduce, penalty payments, if it pools its emissions with those of manufacturers of zero- or low-emission vehicles. The economic benefit is shared among the pooling participations, potentially providing a manufacturer of zero- or low-emission vehicles with an additional source of revenue. However, it remains uncertain whether such CO2 pooling will be legally feasible in the future after the start of the serial production of our vehicles. The relevant regulatory framework may change and/or other car manufacturers may be less dependent on CO2 pooling than we expected. The unavailability, reduction or elimination of any relevant government and economic incentives could have a material adverse effect on the development of the e-mobility market, our business, prospects, financial condition and operating results. In addition, our potential to benefit from CO2 pooling may be lower than anticipated if traditional car manufacturers develop and produce their own alternative fuel vehicles to reduce their fleet-wide average emissions or if competitors would enter into CO2 pooling arrangements with traditional car manufacturers before us.
We also intend to monetize our technology based on licensing arrangements with third parties and royalty payments and we may also consider the development, general contracting and sale of certain selected solar components to third parties. However, there is no guarantee that we will be able to successfully finalize the development and commence commercialization of our technology on a large scale, particularly if our technologies are not as well received, functional or efficient as expected or should we face significant competition with respect to our technologies. The licensing of our technologies also requires patent-based or similar legal protection and there is no guarantee that we will obtain such protection in a timely manner, in the relevant jurisdictions or at all. We may fail to identify technical innovations that could be patentable and, accordingly, may fail to protect them via patents. In addition, we have already received purchase orders or entered into several letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trains, trucks, buses and yachts. There is, however, no guarantee that we will be able to enter into final and binding commercial agreements with such manufacturers and ultimately monetize our technology.
We intend to deploy technologies and solutions in our vehicles, including our solar module technology, which may not be fully functional or available on our anticipated schedule or at all, and may remain unproven and pose additional risks.
The Sion will make use of certain of our technological innovations and solutions, including our solar module technology, our MCU, our on board charger, our power sharing solution and our software and mobile application solution that is tailored to our power sharing solution and provides the backbone for our car-sharing and ride-pooling networks. We also plan to offer our own aftersales, self-service system based on an online database providing manuals and tutorials. The functionality, usability and availability of our technologies and solutions in the day-to-day use of our vehicles and at scale is unproven. There is no guarantee that our vehicles will initially perform as expected under daily driving conditions or that we will be able to detect and fix any potential weaknesses in our vehicles’ technology, hardware or software prior to commencing serial production. For example, our solar modules and/or our batteries may not provide the expected additional range advantage compared to traditional battery electric vehicles or may be less reliable or more expensive to produce than expected. In addition, our solar modules may be subject to accelerated corrosion due to the impact of thermal expansion. An early prototype version of our integrated solar modules rippled and showed optical deviations when intensely exposed to the sun for an extended period of time. While we believe that we have found the reason for these issues, we cannot guarantee that they will not recur. Defects in our integrated solar modules may lead to the ignition of our vehicles and may cause bodily harm. Furthermore, defects or inappropriate use of our power sharing solutions and insufficient safety measures could lead to bodily harm, short circuits and fire damage to our vehicles or any device or facility they are connected to. Additional risks may result from the use of any of our other technologies or solutions in jurisdictions where such use is not lawful and which we may not successfully control. For example, our power sharing solution may be used in jurisdictions where any of such power sharing options may not be lawful thereby exposing us or individuals to significant liability risks. Our car-sharing and ride-pooling offering may be subject to restrictive laws on passenger transportation and may also be overall less accepted by our customers than anticipated or compared to similar commercial offerings such as Zipcar or Drivenow.
Any of the technologies we intend to use in the Sion or solutions we expect to offer may not be available or fully functional at the time of the first deliveries of our vehicles or at all. There is no guarantee that our aftersales and self-service database will be fully functional or include all required manuals, tutorials or other relevant content to address all customer concerns and issues at the beginning of the market introduction of the Sion. Our self-service approach may be less accepted by our customers than expected. Customers may prefer an all-around carefree service and we may also not be able to successfully establish and offer a service partner network to our customers for an all-around carefree service for their vehicles as currently intended, in time or at all. In addition, questions concerning the warranty for repairs carried out by customers are still unresolved. Our car-sharing and ride-pooling application is based on complex information technology and may, for example, not be fully functional when first introduced or may not offer all relevant functions. Any impairment to the function or availability of our software applications may limit offerings associated with it and may make our car- and ride-sharing networks, as well as power sharing solutions, unavailable or less practical. Furthermore, not all of our technologies, such as our car-sharing and ride-pooling software application, are or will be protected by patents, which may negatively affect our ability to, directly or indirectly, realize or monetize such technologies.
We depend on the adequate protection of our intellectual property, which can be difficult and costly.
We invest significant resources in the development of technologies and hold several patents relating to our technological innovations to be included in the Sion, such as our solar module technology, ventilation system and our bidirectional charging technology. We consider these technologies and the related patents to be crucial for the commercial success of our vehicles. To establish and protect our rights in our technology, we rely on a combination of patents, trade secrets (including know-how), copyrights, trademarks, intellectual property licenses, employee and third-party nondisclosure agreements and other contractual rights.
The measures we take to protect our intellectual property from unauthorized use by others may not be effective for various reasons. Any patent applications we submit may not result in the issuance of patents, the scope of our issued patents may not be broad enough to protect our proprietary rights or our issued patents may be challenged and/or invalidated by our competitors. Any successful challenge to any of our intellectual property rights could deprive us of rights necessary for the successful commercialization of our vehicles or any technology relating thereto. Challenges to our patents could impair or eliminate our ability to collect future revenues and royalties on our technologies. The patent prosecution process is expensive, time consuming and complicated, and we and our future licensors may not be able to file, prosecute or maintain all necessary or desirable patents applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we and our future licensors may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We filed and intend to continue to file trademark applications in relevant jurisdictions but may be unable to register our trademarks or otherwise protect them. For example, we have failed to obtain protection for our circle with a dot in the middle, if it is not combined with other distinctive elements. Our efforts to register a trademark may be subject to oppositions and if a third-party were to register our trademarks, or similar trademarks, in a jurisdiction where we have not successfully registered such trademark, it could create a barrier to the successful commercialization of our vehicles. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage as well as a decrease in our revenue, which would adversely affect our business, prospects, financial condition and operating results.
Even if we hold valid and enforceable patents or other intellectual property rights, the legal systems of certain countries, including certain developing countries, may not favor the enforcement of these rights or otherwise offer the same degree of protection as do the laws in the EU or United States, which could make it difficult for us to stop the infringement, misappropriation, or other violation of our patents or other intellectual property rights. Further, policing the unauthorized use of our intellectual property in various jurisdictions around the world may be difficult and require significant resources.
We have applied for patent protection relating to our technological innovations to be included in the Sion in certain jurisdictions. While we generally consider applying for patents in those countries where we intend to make, have made, use, or sell patented products, we may not accurately assess all the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, our pending patent applications may be challenged by third parties or such applications may not eventually be issued by the applicable patent offices as patents. In addition, the patents issued as a result of our foreign patent applications may not have the same scope of coverage as our patents in the EU or United States.
Changes in the patent laws or their interpretation in the relevant jurisdictions may reduce our ability to protect our inventions and enforce our intellectual property rights. More generally, these changes could affect the value of our patents and other intellectual property. Our efforts in seeking patent protection for our technology could be negatively impacted by any such changes, which could have a material adverse effect on our existing patent rights and our ability to protect and enforce our intellectual property rights in the future. In particular, our ability to stop third parties from making, using, selling, offering to sell or importing products that infringe our intellectual property rights will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions and improvements.
In some cases, we rely upon unpatented proprietary manufacturing expertise, continuing technological innovation, and other trade secrets to develop and maintain our competitive position. While we generally will enter into confidentiality agreements with our employees and third parties to protect our intellectual property, our confidentiality agreements could be breached and may not provide meaningful protection against improper use of our trade secrets or other proprietary information. There can be no assurance that third parties will not seek to gain access to our trade secrets or other proprietary information. In addition, adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets or other proprietary information. Violations by others of our confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline as a result of increased competition.
Our patent applications may not lead to the granting of patents or desired protection in time or at all, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.
We cannot be certain that we are the first inventor of the subject matter to which a particular patent application pertains. If another party has filed a patent application pertaining to the same subject matter as we have, we may not be entitled to the protection sought by our patent application. Patent applications in many jurisdictions are typically not published until several months after filing and we cannot be certain that we were the first to make the inventions claimed in any of our issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patents or patent applications. As a result, we may not be able to obtain or maintain protection for certain inventions and may face similar risks in other jurisdictions should we expand our operations, including in significant vehicle markets such as the United States and China.
Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will afford protection against competitors with similar technology. In addition, our competitors may seek to bypass our issued patents, which may adversely affect our business, prospects, financial condition or operating results. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patents or whether any issued patents will be found invalid or unenforceable or will be threatened by third parties.
We have no experience with using common vehicle platforms, such as our “one base” vehicle platform, in the design and manufacture of our vehicles.
The Sion is engineered on a common vehicle platform (“one base”), which means that we intend to use this platform for new vehicle types and the planned expansion of our product portfolio. We have no experience with using a common platform in the design and manufacture of vehicles. The design of the Sion and our “one base” platform is not complete. We may make changes to the design of the Sion or the platform that may make it more difficult to use the platform for future vehicles. There is no guarantee that we will be able to use the “one base” platform to bring future vehicle models to market faster or at lower cost or that there will be sufficient customer demand for additional vehicle variants of this platform.
Any delay in commercial production of the Sion could adversely affect us
The start of the production of the Sion has been delayed and is currently envisaged for the first half of 2023, using preliminary “soft” tools, which will be replaced by permanent “hard” tools at a later point in time. Any delay in the scheduled production, manufacture or commercial release of the Sion due to, for example, our inability to successfully complete the development of the Sion, obtain sufficient financing, comply with relevant regulatory provisions and obtain street certification for the Sion or any failure by our suppliers or business partners to meet agreed upon timelines could reduce interest in our vehicles and subject the Sion to unfavorable changes in the regulatory environment over time, such as legal requirements to include certain driver assistance technologies in our vehicles, which may be costly or difficult and costly to implement.
Any delay in the production or delivery of the Sion as currently envisioned or any other future car model could threaten our future existence as a business and may adversely affect our growth prospects. Any delay in the financing, design and launch of the Sion or other car models that we may roll out in the future could lead to the cancellation of reservations or termination or non-extension of relationships with any of our business partners and may materially damage our brand, business, prospects, financial condition and operating results. In order to mitigate the effect of delays of the expected start of the production of the Sion on our customers, we had entered into a cooperation with a traditional car manufacturer and for a limited period offered our customers the option to convert parts of their advance payment into a lease arrangement for another electric vehicle at a discount until the delivery of the Sion. We have recently renewed this offer to our customers under slightly modified conditions and, in addition, alternatively offered them to lease a vehicle at discounted conditions from a start-up car rental company, which claims to focus on sustainability. However, such cooperation and offers expose us to additional costs, obligations and risks, including reputational risks, and there is no guarantee that such initiatives will ultimately have the intended effect on customer loyalty. Any future delay of the start of series production of our vehicles could force us to set up similar initiatives, which could lead to substantial cash outflows and negatively affect our financial results, reputation and business.
We may not be able to develop manufacturing processes and capabilities within our projected costs and timelines.
Our asset-light business model provides for the outsourcing of the production of our vehicles and the sourcing of off-the-shelf components from suppliers, as well as outsourced logistics and delivery management based on low inventories. We have no experience to date in manufacturing vehicles through our production partner on a high volume basis or at all or in supply chain management. We do not know whether we will be able to secure efficient, low-cost manufacturing capabilities and to implement automated manufacturing processes. We also may not be able to secure reliable sources of component supply. Any failure to meet the required quality, price, engineering, design and production standards, as well as the production volumes, may negatively impact our ability to successfully mass market the Sion or other future car models. The injection-molding based production process of our solar module technology or other relevant production technologies may not be as efficiently scalable as expected or, if scaled, may lead to a higher number of product defects than anticipated (due to, for example, increased breakage of solar cells during the injection molding process). Even if we are successful in developing our high volume manufacturing capability and processes and reliably source our component supply, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers or logistics, or in time to meet our vehicle commercialization schedules or to satisfy the requirements of customers. Any failure to develop such manufacturing processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, prospects, operating results and financial condition.
Our ability to manufacture vehicles of sufficient quality and appeal to customers on schedule and at scale is unproven and still evolving and we may not be able to commercialize our vehicles.
Our success will depend in large part on our ability to execute our plans to market and sell the Sion as well as other car models that we may roll out at a later point in time. There is no guarantee that we will be able to successfully commercialize the Sion or other potential future car models in time or at all.
The successful conclusion of the commercial introduction, as well as the rollout of future car models, is and will be subject to various risks, including with respect to:
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customer acceptance of our brand and the Sion and willingness to purchase our vehicles instead of more established brands;

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our ability to secure necessary funding to complete development and launch of the Sion and maintain our operating expenses until we generate sufficient revenue to meet our costs;

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the third-party production partner (NEVS) we plan to use being able to manufacture the Sion or other cars within defined design, tolerances, quality and quantity specifications;

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our other business partners, such as suppliers and logistics services providers, providing their products and services according to our needs and specifications;

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the scalability of our operations and the production of the Sion;

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long- and short-term durability of the relevant e-mobility technology, particularly our proprietary solar module technology based on polymer technology, and other related components in the day-to-day wear and tear of the vehicles;

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compliance with environmental, workplace safety and similar regulations;

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securing necessary components and raw materials for our vehicles on acceptable terms and in a timely manner;

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delays and disruptions in the delivery process of our suppliers or other business partners;

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our ability to attract, recruit, hire and train and retain skilled employees;

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quality controls;

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delays or disruptions in our supply chain;

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other delays and cost overruns; and

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unforeseen market developments in a rapidly evolving market environment.

We have yet to acquire the adequate hard tooling, i.e., metal tools that offer high repeatability and reproduction accuracy as well as high processing speed and tool stability, for the long-term serial production of our vehicles according to our timelines and may not be able to procure such tooling in time or at all, particularly if we do not secure the required funding. The currently envisaged start of the production of the Sion in the first half of 2023 will include a first series of vehicles manufactured with soft tooling, which are plastic tools that result in greater dimensional tolerances and higher tool wear, but are much simpler and thus more cost-effective to produce. Soft tools will not allow for the production of our vehicles at the required quality and quantity in the long-run. We will not be able to secure the production of vehicles according to our timelines and demands without hard tooling. There is also no guarantee that we will be able to successfully ramp up the production of the Sion once its serial production has been started.
We depend on National Electric Vehicle Sweden (NEVS) for production of the Sion.
We intend to outsource the Sion’s production to National Electric Vehicle Sweden (NEVS) in Trollhättan, Sweden. NEVS is a pure electric vehicle designer and manufacturer founded in 2012 that inherited SAAB’s corporate history. However, NEVS has not taken over SAAB’s workforce and NEVS’s current or future employees may not achieve the quality or quantity levels of the former SAAB workforce. There is no guarantee that NEVS will manufacture vehicles that correspond to our specifications and quality expectations. NEVS is controlled by a Chinese enterprise (Evergrande New Energy Vehicle Group or Evergrande), which may subject NEVS, directly or indirectly, to political and economic pressure or measures, particularly if the relationship between other countries, including the United States, and China were to deteriorate. We currently maintain a friendly and very constructive relationship with the management team of NEVS. Evergrande may, however, at any time decide to replace the current management team, which could adversely affect our business relationship with NEVS. Pursuant to the confirmation of the nomination letter between NEVS and us, if we have a new major shareholder who is a direct competitor to NEVS or Evergrande, NEVS reserves the right at its sole discretion to terminate the letter. We have not provided for an alternative manufacturing approach should our cooperation with NEVS be threatened or not come into existence. Recent press reports suggested that Evergrande may face liquidity challenges. Any such challenges will likely negatively affect NEVS, potentially forcing us to renegotiate our arrangements with NEVS or to search for a new manufacturer. There can be no guarantee that we will be able to find a suitable replacement for NEVS. In addition, outsourcing generally requires the sharing of material proprietary knowledge, trade secrets and other sensitive information and we or NEVS may not be able to implement effective measures to adequately protect our proprietary information, or other intellectual property, against misadministration, misuse, misappropriation, unauthorized access or loss.
Our asset-light business model provides for the sourcing of off-the-shelf components from suppliers based on a single-source approach.
Various standard automotive parts of the Sion will be off-the-shelf components developed by, and sourced from, third-party suppliers. With respect to our suppliers we rely on a “single-source” approach and have selected, or intend to select, one single supplier for a specific car component. This makes our supply chain and the production of our vehicles particularly dependent on the performance of our suppliers and increases the risks of interruption. Our operations will be negatively affected if one of our suppliers experiences capacity constraints and is not in a position to deliver the required quantities of a certain component or part. Single-sourcing also increases the bargaining power of the relevant suppliers, which may expose us to abusive conduct or may require us to accept disadvantageous economic or legal conditions. We may also be forced to stop production should a supplier fail to provide required certifications for its products or should the supplier be accused of infringing or misappropriating third-party intellectual property rights. Many suppliers depend on a small number of established car manufacturers. Suppliers may be significantly impacted and may be forced to close their operations, should any of these established car manufacturers lose significant market share or file for bankruptcy. If we need to replace a supplier or if a supplier terminates its relationship with us, there is no guarantee that we will be able to find adequate substitute products or suppliers in time or at all. In addition, COVID-19-related measures may also affect the availability of products and materials. Furthermore, it is possible that the supplier does not have the right to sell the relevant product to us, for example, because the supplier lacks the intellectual property rights to the design or because the supplier has an exclusivity agreement with another vehicle manufacturer, which we could force us to discontinue production or sales of the Sion, to replace the part or to change the design of the Sion, which could result in significant delays and costs or make the production of the Sion impossible altogether.
Our vehicles depend on the development, production, performance and durability of batteries being engineered by a single supplier.
The competitiveness and performance of our vehicles depend on the supply and performance of batteries. We have engaged a supplier with the development and production of our lithium-iron phosphate batteries. We are fully dependent on this supplier and any delay or disruption in the development and production of, as well as the supply of batteries from, such supplier could significantly delay or disrupt our own envisioned timelines or the production of our vehicles. Our timeline for the development and production of our vehicles as well as the timeline for the development of the batteries by the supplier are tightly aligned and we may not be able to replace such supplier or its batteries in time or at all without any significant delay or disruption of our own operations should this supplier not be able to develop and deliver batteries on time or at the required quality or quantities. Any other battery cell manufacturer may choose to refuse to supply electric vehicle manufacturers to the extent they determine that the relevant vehicles are not sufficiently safe.
The production of lithium-iron phosphate batteries is exposed to multiple risks, which may not be adequately addressed by our arrangement with our supplier. These risks include the inability or unwillingness of battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-iron phosphate blade cells required to support the growth of the electric vehicle industry as demand for such blade cells may increase steeply, a disruption in the supply of lithium-iron phosphate blade cells due to quality issues or recalls by the battery blade cell manufacturer and an increase in the cost of raw materials used in lithium-iron phosphate cells.
Based on tests with our prototypes and simulations, we currently expect that the batteries developed by our supplier and to be used in our vehicles will provide a range based on the WLTP standard of up to 305 kilometers, or up to 190 miles, until they have to be recharged. These specifications reflect our current development targets, and there is no guarantee that the batteries will actually have such a range or will represent the state of the art once being integrated in and delivered with the Sion. Even if the batteries sourced from such supplier generally perform as expected, there is no guarantee that we will be able to successfully integrate them in our vehicles and that they will show the same performance in our vehicles as generally specified by the supplier. In addition, based on our simulations, we currently expect a certain decline in the Sion’s battery capacity over its lifespan, which will lead to a decrease in the range of our vehicles. Other factors such as usage, time and stress patterns may also impact the battery’s ability to hold a charge, which would decrease our vehicles’ range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions and may adversely affect the commercialization of the Sion and our business operations.
Increases in costs, disruption of supply or shortage of raw materials or certain products could harm our business.
Once commercial production of the Sion begins, NEVS, which will produce our vehicles, or any of our suppliers may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials required for the production of our vehicles or certain parts or components used in them. Our vehicles depend on various raw materials and products, including aluminum, steel, carbon fiber, non-ferrous metals (such as copper) or anti-freeze heat transfer fluid based on propane diol, corrosion inhibitors, certain polycarbonate blends and computer chips. The prices for these materials and products may fluctuate depending on market conditions. Some products, such as computer chips, may not be available at all in the short term.

Substantial increases in the prices for raw materials and/or increases in freight charges would increase our operating costs and could reduce our margins if the increased costs cannot be recouped through increased vehicle prices. There can be no assurance that we will be able to recoup increasing costs of raw materials by increasing vehicle prices.
We intend to outsource logistics management of our operations to third-party logistics (3PL) and potentially fourth-party logistics (4PL) services providers.
We plan to outsource the inbound and outbound logistics management of our operations to third-party logistics (3PL) services providers that will provide comprehensive supply chain, transport, distribution management and execution services while we may also engage a fourth-party logistics (4PL) services provider who will oversee the transportation and logistics operations of our 3PL services companies. Involving external logistics providers entails risks. These include delays, the inefficient logistics management by a 3PL or 4PL services provider or trade restrictions, embargos or COVID-19-related measures affecting supply chain management, including cross border shipments.
We have yet to enter into contractual agreements with many of our prospective suppliers and business partners and may have to renegotiate these agreements as we scale our business.
We will need to finalize our contractual arrangement with many of our prospective suppliers and business partners. Our arrangement with NEVS, the third-party manufacturer expected to produce the Sion, is of a preliminary and basic nature and various aspects of our commercial and legal relationship with NEVS, as well as details of the production of the Sion, will have to be clarified and stipulated in a finalized principal contractual framework with NEVS in advance of the production of our vehicles. Negotiations with NEVS may consume significant resources and time and there is no guarantee that such negotiations will be concluded successfully. In the negotiations, we may agree to terms and conditions that are less favorable to us than expected. For example, the production cost per single car may be ultimately higher than currently expected due to various factors many of which are beyond our control including currency exchange rates as NEVS will invoice us in Swedish krona for the production of the Sion. We may be subject to unfavorable rules on the transfer of risk with respect to our vehicles or supplied components or disadvantageous payment terms. Any failure to finalize our arrangement with NEVS in a timely manner may lead to a delay in the production and delivery of the Sion. Terms and conditions (including production costs) of any contractual arrangement, including any preliminary contractual arrangement, may have to be again renegotiated due to a lapse of time or a change in material circumstances should we not be able to realize the anticipated timelines.
We have yet to conclude contractual agreements with many other suppliers and other prospective business partners and may not be able to reach such agreements at favorable terms, in a timely manner or at all. Prospective suppliers and business partners may end their relationship or negotiations with us for various reasons. Many of the suppliers we involve, or intend to involve, are renowned market players with significant bargaining power and whose position towards us is bolstered due to our single-source approach. We, on the other hand, are not an established business and have limited market power. We may therefore not be able to successfully assert our own interests and may enter into contracts with significantly disadvantageous terms and conditions, such as unfavorable prices, limitations on remedies in cases of breach of contract, unfair liquidated damages provisions or broad termination rights allowing our business partners to end their relationship with us at will. If we successfully launch and market the Sion, we will seek to scale our operations. We may have to renegotiate, amend or extend any of our relationships with our business partners and there is no guarantee that we will be successful in doing so. We may incur substantial additional costs and expenses should we have to amend our business model to scaled operations and we may even fail to do so.
The involvement of numerous third parties in our operations and processes adds significant complexity.
The involvement of numerous third parties in our operations and processes adds significant complexity and dependency. There is no guarantee that we will reach the required synchronization among all these parties to successfully produce our vehicles and scale our operations. The logistics processes in our business model (including in-bound logistics such as the shipping of car components from various suppliers to NEVS’ factory for the assembly of various auto parts, as well as out-bound logistics such as the delivery of our vehicles to customers or hubs) may be more complex, complicated and costly than originally anticipated. The high degree of involvement of third parties is challenging for our IT-systems and interfaces. The resulting complexity may require us to introduce SAP S4/HANA, which may lead to cost increases. In addition, the introduction of SAP S4/HANA may be more time consuming and/or costly than we currently expect. Further vulnerability to our operations is added by the fact that we intend to run the production of the Sion as a one-variant-only model based on a low inventory and “just in time” strategy, which requires particularly precise coordination among NEVS, our suppliers, the 3PL and 4PL services providers and us as well as prompt delivery by all of the foregoing. We will not maintain a back stock of inventory or material and any supply chain issue, such as price increases in raw materials, shortages, natural disasters, trade disputes or political tensions can adversely affect our operations.
We depend on the acceptance of our brand and any negative publicity relating to any of our business partners and their products or services could have a significant negative impact on our business and reputation.
Introducing a new vehicle brand to compete with existing, established brands presents significant challenges. Establishing our vehicle brand requires substantial resources and we may not succeed in establishing, maintaining and strengthening our brand. We do not intend to maintain a dealership network, which could negatively affect our brand recognition, customer awareness or our ability to provide satisfactory levels of customer service. Our brand and reputation could be severely harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, customers or our industry in general. Any misconduct by, or negative publicity relating to, any of our business partners and their products or services could have a significant negative impact on our business and reputation whether or not such publicity is directly related to their collaboration with us. Our ability to successfully build our brand could also be adversely affected by any negative perception about the quality of our business partners’ products or services, if, for example, a certain car component to be used in the Sion does not meet required safety standards or lacks the required or promoted functionality. This aspect is particularly relevant with respect to prominently marketed parts such as the electric batteries for our vehicles. For example, if the batteries show higher than expected self-discharge or provide less than the promoted range, our reputation could be negatively affected and we may be faced with claims for damages. Furthermore, customers may customize their vehicles after delivery or change the charging infrastructure with aftermarket products, which may cause our vehicles not to operate properly, which, in turn, may create negative publicity and could harm our business.
If the Sion or any of our future vehicles fail to perform as expected, our ability to market our electric vehicles could be harmed.
The Sion, or any of our future vehicles, may not perform as expected or may require repair. The Sion will consist of and its performance depend on various complex components supplied by various suppliers, assembled by a third-party manufacturer. There is no guarantee that all product specifications of the Sion, which reflect our current expectations and development targets, will actually be realized at the time of the first deliveries of our vehicles or at all. The software used to operate our vehicles is complex and may contain defects and errors when first introduced. Our asset-light business model and the intended outsourced production of our vehicles by NEVS pose particular challenges to our quality management processes. Our quality management system may not be effective or sufficient and the number of defective vehicles may be substantially higher than anticipated. There can be no assurance that we will be able to detect and fix any defects in the vehicles’ hardware or software prior to commencing customer sales. The risk that we do not detect defects before the launch of the Sion and that the Sion will not comport with previously defined product specifications is heightened by our limited experience in designing, developing and manufacturing cars. We may experience product recalls in the future, which could result in the incurrence of substantial costs relating to, for example, return shipping costs for defective vehicles and costs associated with the repair of the underlying product defect. Any product recall may consume a significant amount of our resources. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We make significant use of various communication channels for our public relations activities, including our website and social media, and such activities may expose us to various risks.
We are a young company and increasing brand awareness as well as a close relationship to our community are of utmost importance to us. We keep our community regularly informed and updated about our latest and most important milestones, including the development progress of the Sion, the onboarding of new suppliers and business partners, our technologies or other initiatives involving our community. The information and updates are provided through various online channels (including Facebook, Instagram, Twitter and our website and blog). We have devoted and will continue to devote significant time to such publicity work. However, there is no guarantee that our actions and promotional activities will achieve the expected results. Our continuous online activities and the focus on a close relationship with our community could make us more vulnerable than other companies to negative publicity should any of the information shared by us turn out to be unpopular or incorrect. Unfavorable publicity, including due to possibly incorrect content or statements on our website or other channels, a delay in the development and production of the Sion beyond the currently targeted date for the start of serial production or achievements of our competitors, may adversely affect our reputation, impair the relationship to our community and undermine the trust and credibility we have established.
Any perception that our advertisements were overly positive or that we do not live up to our promises may damage our reputation and adversely affect our business.
Not all the specifications and product details we have promoted in our advertisements or public statements may be actually feasible or ultimately implemented in the Sion. There is no guarantee that all product specifications of the Sion, which we advertised and which reflect our current expectations and development targets, will actually be realized at the time of the first deliveries of our vehicles or at all. If advertised key characteristics of our vehicles, such as a specified range advantage based on our solar modules, a certain range of our batteries and a specific entry-price, turn out to be ultimately unrealistic, unfeasible or false, we may be exposed to negative publicity, reputational damage, cancellations, lower orders or even legal claims and litigation. For example, we advertised an interior design element of the Sion based on the integration of selected moss into the dashboard and center console of the vehicle to complement the air filter’s activity. The filter effect of the moss is, however, uncertain. A key aspect of the Sion is the range that we advertise, including the incremental range offered by the solar panels on the vehicle, and so if the Sion does not perform as advertised this could significantly impact our brand and reputation. In addition, our public communications may have contained, or may contain in the future, incorrect information or statements or may be subject to misperception. We often advertise our vehicles with rather general characteristics and specifications that are subject to interpretation, such as “green,” “environmentally friendly” or “battery reach” and any statement relating thereto may spark discussions, challenges or legal claims should any of our customers or other third party have an understanding of these characteristics and specifications that differs from ours.
We also have made and may continue to make commitments to our community aiming at its involvement, such as the announcement that we would reserve one seat in our supervisory board for a community member or that customers would be particularly rewarded for their loyalty. Our brand, reputation and credibility could be significantly harmed should we ultimately not be able to realize or implement any such commitment or statement, in part or in full or as originally contemplated, due to tax, legal, practical or any other reasons and our business may be adversely affected or subjected to litigation or legal proceedings. Any negative publicity, negative customer feedback or reputational damage, whether substantiated or not, may be significantly accelerated through social media due to its immediacy, general anonymity and accessibility as a means of communication. Any of the foregoing could adversely affect our business.
Our advertisements may not have complied in the past and may not comply in the future with all relevant legal requirements.
We cannot guarantee that all of our public statements that qualify as advertisements, or whole advertising campaigns, comply with legal requirements under competition law or other laws, rules or regulations, such as the requirement to include statements on fuel consumption and CO2 emissions in certain advertisements. Any non-compliance could lead to administrative fines and may result in us being required to discontinue a campaign. We may also be forced to publicly correct incorrect statements. Any of the foregoing could adversely affect our reputation and brand and our business.
Our distribution model is different from the distribution model typically used by other car manufacturers.
We intend to sell our vehicles directly to our customers over the internet rather than through traditional dealerships or company-owned retail stores. This model of vehicle distribution is relatively new and its long-term effectiveness is unproven. It subjects us to substantial risk as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems than may be possible by utilizing the traditional dealership system. For example, we will not be able to utilize long established sales channels developed through a dealership system to increase our sales volume. Moreover, we will be competing with car manufacturers with well established distribution channels. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies and our inability to successfully implement such a distribution model could adversely affect our business, reputation, results of operations, financial condition and prospects.
We have no experience servicing our vehicles. If we are unable to address the service requirements of our customers, our business will be materially and adversely affected.
We intend to offer our own innovative aftersales service and maintenance platform that will primarily focus on inexpensive repairs and “do-it-yourself” maintenance based on an online database and video manuals accessible for our customers and independent car workshops while we also plan to maintain our own network of cooperating service partners.
However, we do not have experience servicing, repairing or maintaining our vehicles. There is no guarantee that our innovative service concept will be successful and be able to meet customers’ needs or preferences. Traditional car manufacturers typically maintain a broad network of car dealerships where customers can bring their vehicles for servicing and maintenance. Certain car repairs, such as, for example, fixes of the engine control unit or coil springs, the restoration of the air conditioning system or brake plumbing and reservoir replacement, are complex and involve toxic substances. Any such repairs, which are complex and/or include hazardous substances, should generally not be conducted by lay persons and are not suitable for do-it-yourself maintenance. In addition, servicing electric vehicles is different from servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. The Sion will be equipped with complex hardware and software and the integrated solar module technology adds additional complexity to potential repair work. Depending on the specific kind of repair, service or maintenance work required for one of our cars, our customers may not be able to engage in such work by themselves, may find the experience offered by our platform unsatisfying or get involved in accidents while attempting to engage in such work without professional assistance and may be required to hire qualified experts at their own expense. Further, we are currently reviewing the future warranty regime of our vehicles and intend to avoid material conflicts between such warranty regime and our self-service platform. However, there is no guarantee that we will ultimately be able to fully reconcile our future warranty regime with our “do-it-yourself” maintenance approach and any repair or act conducted directly by our customers or a third-party service provider on our vehicles could negatively affect the warranty rights of our customers or any other rights they may have. Any such insufficiency of our self-service platform may negatively affect customers’ view of our case, the public image of user-friendliness of our vehicles, impact the number of vehicles sold and subject us to lawsuits.
We may ultimately decide to partner with a third party to perform some or all of the service and maintenance on our vehicles, and there can be no assurance that we will be able to find an external partner or that we will be able to enter into an arrangement with any such third-party provider on terms and conditions acceptable to us. If we are unable to successfully address the service requirements of our customers, our business, reputation, results of operations, financial condition and prospects will be materially and adversely affected.
Product recalls could materially adversely affect our business, prospects, operating results and financial condition.
Our vehicles are complex products that include innovative and complex hardware and software components whose reliability and durability in the day-to-day wear and tear of our vehicles remains untested. In the future, we may, voluntarily or involuntarily, initiate a recall if any of our vehicles prove to be defective or noncompliant with applicable relevant vehicle safety standards. Relevant defects may include, for example, defective batteries, a lack of durability of our solar modules, intense heat development or thermal expansion of our modules, as well as defective brakes or airbags. Any product recall in the future may result in adverse publicity and damage our brand. Such recalls could involve significant expense and diversion of management attention and other resources and could adversely affect our business, prospects, financial condition and results of operations.
Insufficient warranty reserves to cover future warranty claims could materially adversely affect our business, prospects, financial condition and operating results.
We plan to offer a customary warranty for our vehicles. Our vehicles will be equipped with innovative and complex hardware and software, which may make them vulnerable to quality issues and/or warranty claims, particularly as we rely on an outsourced manufacturing approach where we only have limited control over processes. Once the Sion is in production, we will need to maintain warranty reserves to cover warranty-related claims. If our warranty reserves are inadequate to cover future warranty claims, we may become subject to significant and unexpected warranty expenses. There can be no assurances that then-existing warranty reserves will be sufficient to cover all claims.
Our vehicles will make use of lithium-iron phosphate battery cells and solar modules, which both pose certain health and safety risks.
The batteries to be used in the Sion will make use of lithium-iron phosphate chemistry packed in the form of blade cells. On rare occasions, the blade cells can rapidly release stored energy. Any such uncontrolled and unintended outburst of energy may ignite or cause damages to nearby materials as well as other blade cells. Once the Sion is commercially available, any incident involving rapid release of energy from blade cells that causes damage or injury could subject us to lawsuits, product recalls or redesign efforts, all of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-iron phosphate cells for automotive applications or any future incident involving lithium-iron phosphate cells, such as a vehicle or other fire, even if such incident does not involve our vehicles, could seriously harm our business and reputation.
Once manufacturing of our vehicles commences, our production partner (NEVS) may have to store a significant number of batteries at its facilities. Even if our production partner has implemented safety procedures related to the handling of the batteries, a safety issue or fire related to the batteries could disrupt operations. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle or energy storage product may cause indirect adverse publicity for us and our products. Such adverse publicity could negatively affect our brand and harm our business, prospects, financial condition and operating results.
Solar modules may also pose various risks to their environment. Solar modules include components and complex systems that can fail, such as switches, fuses or wiring feeding the solar modules’ power into our vehicles’ systems. In addition, solar panels are made of chemical and potentially toxic materials, such as arsenic and cadmium, in a process that generates many toxic byproducts such as hexafluoride. These products are dangerous for the environment as well as humans. Furthermore, solar modules may catch fire due to, for example, spontaneous combustions, either from the parts within the modules or in the surrounding environment, due to the high levels of heat produced by the device. Solar modules that catch fire may produce heat, smoke and toxic byproducts, may lead to the destruction of the vehicle or may cause bodily harm. In addition, excessive heat may significantly reduce the power output of our solar modules and negatively affect our vehicles range. Excessive heat may also lead to thermal expansion and deformation of solar modules, which can negatively affect their functionality or damage the exterior of our vehicles.
We will not be able to influence, control or predict the actions of customers and third parties engaging in car-sharing or ride-pooling.
We will not be able to influence, control or predict the actions of customers and third parties using our technologies and innovations. We may be unable to provide a safe environment for drivers, customers or any third party exposed to our car-sharing and ride-pooling offering. Any inappropriate conduct, misconduct or criminal activity (including accidents, vandalism and cases of sexual abuse) in connection with our car-sharing and ride-pooling platform or our vehicles may significantly impair our customers’ experience, damage our brand and reputation and may expose us to legal claims. We intend to obtain insurance coverage that addresses various risks relating to our car-sharing and ride-pooling offering but there is no guarantee that we will be able to obtain such insurance coverage in a timely manner, on favorable terms, with the required scope of protection or at all. In addition, there can be no assurance that any coverage we obtain will be sufficient to cover potential claims. We may also decide to discontinue our car-sharing and ride-pooling offering at any given point in time should the offering turn out to be unprofitable, not be accepted by customers or face significant legal challenges. For example, an intense use of our car-sharing and ride-pooling platform may subject us or individuals to laws governing the (public) transport of passengers or similar laws together with the relevant legal implications.
Any unauthorized control or manipulation of our vehicles’ systems could result in loss of confidence in us and our vehicles and harm our business.
Our vehicles will contain complex information technology systems and built-in data connectivity, positioning us to install periodic remote updates to improve or update functionality. We also intend to deploy our own proprietary software and mobile application solution that will provide access to our car-sharing and ride-pooling networks as well as the bidirectional power sharing solution. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks, our vehicles and related systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks, vehicles and systems to gain control of or to change our vehicles’ functionality, user interface and performance characteristics, or to gain access to data stored in, or generated by, our networks, systems or vehicles. Future vulnerabilities could be identified and our efforts to remediate such vulnerabilities may not be successful. Any leakage or loss of data may expose us to liability risks with respect to suppliers or employees as well as customers regarding personal data.
Any unauthorized access to or control of our networks, systems and vehicles or their systems, illegal use of software or any loss of customer or other personal data could result in legal claims or proceedings. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, systems or data, as well as other factors that may result in the perception that our vehicles, systems or data are capable of being “hacked,” could negatively affect our brand and harm our business, prospects, financial condition and operating results.
Interruption or failure of information technology and communications systems could disrupt our business and affect our ability to effectively provide our services.
We utilize information technology systems and networks as well as cloud computing services to process, transmit and store electronic information in connection with our business activities. We manage and maintain our applications and data utilizing a combination of on-site systems as well as externally managed data centers and cloud-based data centers. We utilize third-party security and infrastructure service providers to manage our information technology systems and data centers. These applications and data encompass a wide variety of business-critical information, including research and development information, commercial information, and business and financial information as well as personal data of customers or employees. In addition, we also rely on independent third-party service providers, such as Google, which play an important role for our offering, marketing channels and overall presence. Our data of any kind stored on the cloud services and on individual devices could be lost due to improper handling, insufficient commissioning of third parties to create backup copies, or due to damage or accidental or intentional deletion by our employees. Our data could also fall into the hands of third parties, whether through espionage, hacking or due to incorrect operation of the systems.
Despite the implementation of security measures by us or our service partners, our or our service partners’ systems as well as any relevant third-party service provider will be vulnerable to damage or interruption from, among others, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. The relevant data centers could also be subject to break-ins, sabotage and intentional acts of vandalism causing potential disruptions. Some of our or our service providers’ systems will not be fully redundant, and our disaster recovery planning cannot account for all eventualities.

Any problems with or insufficiencies of our or our service providers’ data centers or services could result in lengthy interruptions of our or our service providers’ information technology systems and could also affect our vehicles. Cyber threats are persistent and constantly evolving. Such threats have increased in frequency, scope and potential impact in recent years. Information technology evolves rapidly and we or our service providers may not be able to address or anticipate all types of security threats, and may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies. There can be no assurance that we or our service providers, contractors or consultants will be successful in preventing cyberattacks or successfully mitigating their effects. Similarly, there can be no assurance that any third-party service provider will be successful in protecting our confidential and other data that is stored on their systems. In addition, we may suffer reputational harm or face litigation or adverse regulatory action as a result of cyberattacks or other data security breaches and may incur significant additional expense to implement further data protection measures. Any disruption of the networks and services of independent third-party service providers could also negatively affect our operations, accessibility or offering.
We may face risks associated with our growth strategy and international operations, including unfavorable regulatory, political, tax and labor conditions, which could harm our business.
Our initial market will be central Europe, with a particular focus on Germany. In the future, we intend to expand our geographic coverage beyond these markets, including the United States and China. Due to our intention to expand our operations internationally, we may face risks associated with our growth strategy, including possible unfavorable regulatory, political, tax and labor conditions, which could harm our business, as well as incurring significant expenditures necessary for road certification in such new markets. Our operations will be subject to the local legal, political, regulatory and social requirements and economic conditions in the relevant jurisdictions. There is no guarantee that we will obtain road certifications for our vehicles in the relevant markets or at all. We have not yet checked the feasibility of a rollout of the Sion or other potential products in all the markets we may tap in the future and may identify political, regulatory, operational or practical hurdles, which may render an expansion into such a market unfeasible.
We have no experience to date selling our vehicles. Any international sales would require us to make significant expenditures, including the potential hiring of local employees and potential establishment of local offices or facilities, in advance of generating any revenues. We are subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell our electric vehicles and require significant management attention and which we may not have adequately addressed or not addressed at all as of today. These risks include:
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conforming our vehicles to various international regulatory requirements where our vehicles are sold, including potential additional road or other certification requirements;

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difficulty in staffing and managing foreign operations;

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misconceptions and/or false assumptions about foreign local markets;

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difficulty in establishing our brand and attracting customers in new jurisdictions;

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foreign labor laws, regulations and restrictions as well as strikes or work stoppages organized by labor unions relevant for us, our suppliers or business partners;

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foreign government taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in Germany or The Netherlands, and foreign tax and other laws limiting our ability to repatriate funds to The Netherlands;

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fluctuations in foreign currency exchange rates and interest rates, including risks related to any interest rate swap or other hedging activities we undertake;

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foreign government trade restrictions, tariffs and price or exchange controls;

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changes in diplomatic and trade relationships; and

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political instability, natural disasters, war or events of terrorism.

If we fail to successfully address these risks, our business, prospects, operating results and financial condition could be materially harmed.
If we fail to manage our future growth effectively, we may not be able to market and sell our vehicles successfully.
Any failure to manage our future growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. Our internal organization currently follows a “teal” approach that advocates employee autonomy, self-organization and organic adaption to business growth. This organizational approach may prove less efficient or impractical as our business grows and organic adaption of our internal organization to our growing operations may fail. We may have to invest significant additional resources and focus our attention on adapting our internal organization, function and processes which may cause distraction from our operations and negatively affect our business. We may not be able to hire an adequate number of new and qualified employees to support our growth strategy.
If we are unable to attract and retain key employees and hire qualified management, technical and vehicle engineering personnel, our ability to compete could be harmed.
The car industry is rapidly evolving, particularly in the area of e-mobility, and a carmaker’s profitability depends on technological innovation and resources. Our success in such an environment depends, to a large extent, on our management and the ability to retain our key personnel. We are a founder-led business. We depend on the skills and visions of our founders. We benefit from the expertise and knowledge of our research and development team and our competitiveness could be significantly impaired should we be unable to retain the head of our research and development team or any other team member. Any temporary or permanent unavailability or any unexpected loss of one or more of our founders, management members or key employees could adversely affect our business and competitiveness.
Our success also depends, in part, on our continuing ability to identify, hire, attract, train and develop highly qualified personnel. We may have to hire a significant additional number of employees in order to be able to finalize the development of the Sion and start its serial production according to our currently envisioned timelines. We may not succeed in hiring employees in sufficient numbers or at all, as our vehicles are based on a different technology platform than traditional internal combustion engines and individuals with sufficient training in electric vehicles, particularly vehicles using solar technology, are scarce, and as a result, we will need to expend significant time and money to train available employees. Competition for qualified employees is intense, and our ability to hire, attract and retain them depends, among others, on our profitability and ability to provide competitive compensation. We have a limited operating history and our brand and reputation as an employer are not as developed as that of established car manufacturers. We have not yet generated any revenues, significantly depend on external financing and may not be able to offer potential employees attractive or competitive remuneration.
We may therefore not be able to attract, integrate, develop or retain qualified personnel in sufficient quantities or at all. Any failure to do so could adversely affect our business, including the execution of our global business strategy. Unqualified or unreliable personnel may also expose us to various risks not directly related to our operations, such as violations against insider trading laws, the misappropriation of trade and business secrets or personal data from our technology infrastructure, material incorrect entries in our accounting systems, weak management of our customer or supplier relationships or logistics management.
We face risks related to health epidemics, including the recent COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.
We face various risks related to public health issues, including epidemics or pandemics, such as COVID-19. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers, and has led to a global decrease in vehicle sales in markets around the world. Various aspects of our business cannot be conducted remotely and thus may not be carried out during work-from-home periods. The pandemic may also affect the interest of our customers in our innovative car-sharing and ride-pooling networks to which each Sion will be connected. Our car-sharing and ride-pooling solution as currently envisioned may not be compliant in all aspects with relevant or potential legislation related to COVID-19 or any other pandemic, concerning aspects such as minimum distance, the maximum number of persons allowed in a confined space or others. Any cases of infections that could be traced back to the use of one of our shared vehicles, or any other car-sharing services, whether through our fault or not, could adversely affect our reputation, customers’ interest and trust in our sharing services, as well as car-sharing services in general.
The spread of COVID-19 has caused us to modify our business practices (including employee travel, work from home and cancellation or reduction of physical participation in sales activities, meetings, events and conferences), and we may take further actions as may be required by government authorities or that we determine to be in the best interests of our employees, customers, suppliers, manufacturing partners and others business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities. If significant portions of our workforce are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, our operations will be impacted.
Measures taken to address the spread of COVID-19 may also lead to a trend to work-from-home, which could result in lower demand for cars and could negatively impact our sales and marketing activities. In 2020, COVID-19 had a slightly negative impact on orders and advance payments received from customers. Based on the most current information available, COVID 19 may continue to have a negative effect on orders and advance payments received from customers in 2021.
The extent to which the COVID-19 pandemic impacts our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus or mitigate its impact, the effect and penetration of vaccinations, the availability of medication and how quickly and to what extent normal economic and operating activities can resume. The COVID-19 pandemic could limit the ability of our customers, suppliers, third-party manufacturing partners and other business partners to perform, including third-party suppliers’ ability to provide components and materials used in our vehicles. We may also experience an increase in the cost of raw materials used in our commercial production of vehicles. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.
There are no comparable recent events which may provide guidance as to the effect of the spread of COVID-19 and a pandemic, and, as a result, the ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of COVID-19’s impact on our business, our operations or the global economy as a whole. However, the effects could have a material impact on our results of operations, and we will continue to monitor the situation closely.
Our operations could be adversely affected as a result of disasters or unpredictable events.
Our operations could be disrupted, among others, by natural disasters such as earthquakes, fires or explosions, pandemics and epidemics, power outages, terrorist attacks, cyberattacks or other critical events. This also applies to the operations of our suppliers and other business partners. Some of our production sites may be, should we geographically expand our operations, in regions that could be affected by natural disasters such as flooding or earthquakes. Disruptions may also result from possible regulatory or legislative changes in the relevant jurisdictions of our, our suppliers’ or our business partners’ operations.
Risks Related to Our Financial Position
We will have to raise additional funds until the start of the production of the Sion and potentially beyond, which may not be available to us on acceptable terms or at all when we need them.
According to our current estimates, we currently expect to need funds in the total amount of at least €354 million until the start of the production of the Sion, which we currently envisage to begin in the first half of 2023 (based on soft tooling production to be subsequently replaced by hard tooling), for additional development activities, the initiation of serial production and obtaining of street certification and to finance overhead costs until then. These funds are required for the completion of the development and testing of the Sion, the acquisition of the relevant production and supplier tooling for the Sion (such as test-benches, manufacturing equipment for parts, machinery for body construction and final assembly) and our operational expenditures.
The funding that we expect to obtain from this offering will not be sufficient to secure our needs through the start of production of the Sion. Accordingly, we will need to raise additional capital in significant amounts in the near future. Our funding needs may even increase beyond our current projections should we have to significantly change the design and development of the Sion due to, for example, undiscovered design flaws, lacking certification of, or a need to reengineer, car components, the replacement of one of our suppliers, a higher need for personnel than planned, or regulatory changes regarding, for example, increased safety standards, such as a requirement for a certain driver assistance system. Shifts in the timeline due to a lack of required financing or development taking longer than originally anticipated may also increase our external financing requirements. We would also have to secure additional financing should we decide to grow and expand our product portfolio and operations.
We may find that our efforts related to the growth of our operations are more expensive than we currently anticipate or may not be available at all, and these efforts may not result in revenues, which would further increase our losses and external financing needs. If we are unable to raise required funding, we may not reach commercial operations. Our ability to generate revenue and achieve profitability in the future depends in large part on our ability, alone or with our business partners, to achieve milestones and to successfully complete the development of, obtain the necessary regulatory approvals for, and commercialize, our vehicles and/or solar technologies. We may never succeed in these activities and may never generate revenue from vehicle sales that is significant enough to achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.
If we cannot raise additional funds when we need them, our financial condition, results of operations, business and prospects could be materially adversely affected. We may not be able to successfully finalize, market and commercialize the Sion should we not be in a position to secure additional funds. If we do not succeed in raising sufficient additional funds, we will not be able to continue as a going concern. See “—Risks Related to Our Business and Operations—We are an early stage company with a history of significant losses and expect continuing losses for the foreseeable future.”
We may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply, which may negatively affect our ability to reach funding goals.
We may apply for federal and state grants, loans and tax incentives under various government programs designed to stimulate the economy or to support the production of electric vehicles and related technologies. We anticipate that there may be new opportunities for us to apply for grants, loans and other incentives from the German federal or state government(s), the European Union or other governments or quasi-governmental organizations.
Our ability to obtain funds or incentives from these sources is subject to the availability of funds under applicable programs and approval of our applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. We cannot assure you that we will be successful in obtaining any of these grants, loans and other incentives. If we are not successful in obtaining any of these additional incentives and unable to find alternative sources of funding to meet our planned capital needs, our business and prospects could be materially adversely affected.
The unavailability, reduction or elimination of government and economic incentives or imposition of any additional taxes or surcharges could have a material adverse effect on the development of the e-mobility market, our business, prospects, financial condition and operating results.
Many governments have established e-mobility funding programs, government subsidies, tax benefits and other economic purchase incentives in relation to the acquisition of electric vehicles. Any reduction, elimination or discriminatory application of government funding programs or subsidies and other economic incentives or imposition of any additional taxes and surcharges may negatively impact the competitiveness of the electric vehicle industry generally or the Sion in particular.
We do not expect to pay any dividends in the foreseeable future.
We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the completion of development of the Sion and start of its serial production, as well as the growth of our business. We currently do not intend to pay any dividends to holders of our common shares. As a result, capital appreciation in the price of our common shares, if any, will be your only source of gain on an investment in our common shares. See “Dividend Policy.”
Regulatory, Legal and Tax Risks
We are subject to substantial regulation and unfavorable changes to, or failure by us to comply with, these regulations could substantially harm our business and operating results.
Electric vehicles as well as certain of our innovative solutions are subject to substantial regulation under international, national, regional, and local laws. We expect to incur significant costs in complying with these regulations. In addition, additional regulatory costs or hurdles may materialize in the future as we expand our operations, as we have not yet assessed all relevant legal aspects of our operations and current business model with respect to the relevant legal framework of all jurisdictions we may conduct business in. For example, our car-sharing and ride-pooling solution as currently envisioned may not be feasible in all relevant jurisdictions and may conflict with local laws on the transport of passengers. For example, customers who offer ride-pooling on a regular basis in return for payment may require a governmental license for the transport of persons in certain jurisdictions. Furthermore, our power sharing solutions to be included in our vehicles, which may allow for transfer of power from a vehicle in return for a payment, may have to comply with calibration laws in certain jurisdictions and any violations could have significant implications for any individual making use of such a solution or us.
Furthermore, regulations related to the electric vehicle industry and alternative energy are evolving and we face risks associated with changes to these regulations, including, but not limited to, increased sensitivity by regulators to the needs of established automobile manufacturers with large employment bases, high fixed costs and business models based on the internal combustion engine, which could lead them to pass regulations that could reduce the compliance costs of such established manufacturers or mitigate the effects of government efforts to promote electric vehicles. Regulators may specifically support selected established automobile manufacturers in their transition from internal combustion engine technologies to alternative technologies, which may distort competition in the e-mobility market.
To the extent laws change, our vehicles may not comply with applicable international, national, regional or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.
We may face regulatory and other challenges attempting to sell our vehicles directly to customers
Our business plan includes the direct sale of the Sion to our customers via pre-orders that can be placed on our website in order to provide a cost-efficient marketing approach and save dealer margins. Certain jurisdictions, which may become relevant for our operations in the future, require a license to sell vehicles within that jurisdiction, prohibit carmakers from directly selling vehicles to customers or require a physical dealership within that jurisdiction to deliver vehicles to customers.
As a result, we may not be able to sell and deliver our vehicles in each relevant jurisdiction where we, currently or in the future, plan to market our vehicles, which would adversely affect our business, prospects, financial condition and operating results. In addition, the online-based marketing and sale of our vehicles to our customers may trigger local taxing obligations for our customers or us, depending on the jurisdiction from which a car is ordered, which we may not have yet considered and may make our option less attractive to customers in key markets or impose additional financial burdens.

Furthermore, our distribution model is not common in the automotive industry today and is relatively new and unproven, therefore subjecting us to substantial risk as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems than may be possible by utilizing the traditional dealer franchise system. For example, we will not be able to utilize long established sales channels developed through a franchise system to increase our sales volume. Moreover, we will be competing with car manufacturers with well established distribution channels. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies.
We are subject to various environmental laws and regulations that could impose substantial costs upon us.
Our operations, are or will be subject to international, national, regional and/or local environmental laws and regulations, including, in the jurisdictions in which we intend to sell our products, laws relating to the use, handling, storage, disposal and human exposure to hazardous materials (including the German Federal Soil Protection Act (Bundes-Bodenschutzgesetz), the US Comprehensive Environmental Response, Compensation and Liability Act, Regulation (EC) no. 1907/2006 (REACH), or CERCLA). Environmental and health and safety laws and regulations can be complex, and we expect that we will be affected by future amendments to such laws or other new environmental and health and safety laws and regulations, which may require us to change our operations, potentially resulting in a material adverse effect on our business, prospects, financial condition and operating results.
These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations.
We may be involved in legal proceedings based on the alleged violation of intellectual property rights, such as patent or trademark infringement claims, which may be time-consuming and cause us to incur substantial costs.
Technological innovation will be a crucial aspect of success on the electric vehicle market. We have been granted three patents for our technologies and intend to continue to file additional patent applications in the future. As the number of competitors in the electric vehicle market increases, and as the number of patents issued in this area grows, the possibility of patent infringement claims against us increases. While we are not aware that our technologies infringe the proprietary rights of any third party, we do not regularly conduct freedom to operate searches. We may also in-license patents and other intellectual property from third parties, including suppliers and service providers, and we may face claims that our use of this in-licensed technology infringes the intellectual property rights of others. In such cases, we will seek indemnification from our licensors. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses.
We may be required to participate in interference, derivation or opposition proceedings that concern disputes regarding priority of inventions disclosed in our patents. Determining patent infringement by a product, as well as priority of inventions and other patent-related disputes, involves complex legal and factual issues and the outcome is often uncertain. We have not conducted any significant search of patents issued to third parties, and third-party patents containing claims covering our technology or methods that predate our patents may exist. Because of the number of patents issued and patent applications filed in our technical areas or fields (including some pertaining specifically to electric vehicles), our competitors or other third-parties may assert that our technology and the methods we employ in the use of products incorporating our technology are covered by patents held by them. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, we may not be aware of certain patent applications that are currently pending, which applications may result in issued patents that our technology or other future products would infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe.
The Sion will make use of complex hardware and software solutions and we may not have the resources to sufficiently assess potential infringements of third-party patents or other intellectual property rights. Our ability to successfully commercialize the Sion may be significantly impaired should any of its components violate third parties’ intellectual property rights, particularly with respect to our key technologies, such as our solar technology. The scope of patent claims is subject to construction based on interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. Established car manufacturers or other market players may invest significant resources and capital to protect their intellectual property and scan the market for potential violations. There is a heightened risk that inquiries or legal proceedings based on the alleged violation of intellectual property rights are initiated by established car manufacturers that develop and test technologies similar to ours and that have much more resources and funds than us. Other companies owning patents or other intellectual property rights relating to technologies relevant for us, such as battery packs, solar modules, power sharing solutions or electronic power management systems may also allege infringement of such rights. In addition, we may also be exposed to claims from individuals who were or are engaged in the design and development of our vehicles or technologies. The publicity created in connection with this offering and thereafter will draw additional attention to us and likely generally increase the risks of such claims and legal proceedings, no matter whether such claims lack the required merits or not or are of merely fraudulent nature.
In response to a determination that we have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:
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cease or delay development, production, sales or use of the Sion or any other of our vehicles that incorporate the asserted intellectual property in general or in certain jurisdictions;

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pay substantial damages, settlements or ongoing royalties;

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obtain a license from the owner of the asserted intellectual property right, which license may not be available on reasonable terms or at all;

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enter into cross-licenses with our competitors; or

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redesign one or more aspects or systems of our vehicles, which may require us to invest substantial resources in the redesign process.

In addition, we may be required to indemnify our customers and distributors against claims relating to the infringement of intellectual property rights of third parties related to our products. Third parties may assert infringement claims against our customers or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers or distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or distributors, or may be required to obtain licenses for the products or services they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our distributors may be forced to stop distributing our products or services, and our customers may be forced to stop using our products or services.
The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. Because of the substantial amount of discovery required in certain jurisdictions in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. If we are required to obtain a license from any third party in order to use the infringing technology and continue developing, manufacturing or marketing our vehicles, we may not be able to obtain such required license on commercially reasonable terms or at all, including due to competitors being unwilling to provide us a license under any terms. A successful claim of infringement of intellectual property against us could therefore materially adversely affect our business, prospects, operating results and financial condition. Any litigation or claims, whether valid or invalid, could result in substantial costs and diversion of resources and we have not yet build any reserves for litigation related to intellectual property.
If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest, which may adversely affect our business.
Our trademark registrations and applications are valuable assets and may be challenged, infringed, circumvented or declared generic or determined to infringe a third party’s trademarks. We may not be able to protect our rights to these trademark registrations or applications, which may be necessary to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trademarks or trade names similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our trademark registrations or applications. We have not conducted any availability searches for trademarks to assess whether our trademark registrations would not infringe a third party’s trademarks, or whether our trademark applications would be successfully registered. We can provide no assurance that our pending trademark applications will be approved. Successful third-party challenges to the use of any of our trademarks may require us to rebrand our business or certain products or services associated therewith.
Over the long term, if we are unable to establish name recognition based on our trademarks, then we may not be able to compete effectively and our business may be adversely affected. We may fail to adequately maintain the quality of our products and services associated with our trademarks, and any loss to the distinctiveness of our trademarks may cause us to lose certain trademark protection, which could result in the loss of goodwill and brand recognition in relation to our name and products. In addition, we may license our trademarks to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks may be used, a breach of these agreements or misuse of our trademarks by these licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks. Our efforts in enforcing or protecting our trademarks may be ineffective and could result in substantial costs and diversion of resources and adversely affect our business.
We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers or claims asserting ownership of what we regard as our own intellectual property.
Some of our employees were previously employed at other companies that may have proprietary rights related to our business. Some of these employees may have executed proprietary rights, non-disclosure and noncompetition agreements in connection with such previous employment. Although we try to ensure that such individuals do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of their former employers. We are not aware of any such disclosures, or threatened or pending claims related to these matters, but in the future, litigation may be necessary to defend against such claims. If we fail to defend any such claims, we may lose valuable intellectual property rights or personnel, and may be required to pay monetary damages and be enjoined from conducting our business as contemplated. Even if we are successful in defending against such claims, litigation can be expensive and time-consuming.
Intellectual property rights do not necessarily address all potential threats to our competitive advantage.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage.
For example:
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others may be able to make products or processes that are identical or similar to any product or process we may develop and commercialize or utilize similar intellectual property or technologies that we now or may in the future own or have in-licensed;

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we or our future licensors or collaborators might not have been the first to make the inventions covered by the patents or pending patent applications that we own or have in-licensed;

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we or our future licensors or collaborators might not have been the first to file patent applications covering certain of our or their inventions;

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others may independently develop similar or alternative intellectual property or technologies or duplicate any of our intellectual property or technologies without infringing our owned or in-licensed intellectual property rights;

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it is possible that our pending patent applications or those that we may own or in-license in the future will not lead to issuance of patents;

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patents that we own or have in-licensed may be held invalid or unenforceable, including as a result of legal challenges by our or our licensors’ competitors;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products or processes for sale in our major commercial markets;

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we may not develop additional trade secrets or proprietary know-how that is patentable;

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the patents of others may have an adverse effect on our business; and

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we may choose not to file a patent in order to maintain certain trade secrets or proprietary know-how, and a third party may subsequently file a patent covering such trade secrets or proprietary know-how.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and reputation.
We intend to retain certain personal data about our customers and may be subject to various privacy laws.
The Sion will, and our other future car models may, be equipped with complex information technology. The Sion will be connected to car-sharing and ride-pooling networks and our customers may access their car and define the terms of shared use via our own application. We intend to use our vehicles’ technology systems to log information about each vehicle’s use (including the vehicle location, usage patterns of car-sharing and ride-pooling options, data on defects and repairs) in order to aid us in vehicle diagnostics, repair and maintenance. We may also use such data for marketing purposes and to induce customers to ensure proper vehicle maintenance or promote car-sharing or ride-pooling. Our customers may object to the use of this data, which may increase our vehicle maintenance costs and harm our business prospects.
Our customers’ information in conducting our business may subject us to legislative and regulatory burdens and requirements in the European Economic Area (“EEA”) and the United States of America that could require notification of data breaches, restrict our use of such information and hinder our ability to acquire new customers or market to existing customers. We have not yet implemented a comprehensive set of internal- or external-facing written data protection and privacy policies, procedures and rules. Non-compliance or a major breach of our network security and systems could have serious negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced customer demand for our vehicles, and harm to our reputation and brand. For instance, Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the General Data Protection Regulation, “GDPR”) imposes strict limitations on the processing of personal data. The GDPR and other data privacy laws regulate when and how personal data may be collected, for which purposes it may be processed, for how long such data may be stored and to whom and how it may be transferred. The GDPR contains strict requirements for obtaining the consent of data subjects (i.e., the persons to whom personal data relates) to the use and processing of their personal data and also requires the implementation of appropriate technical and organizational measures, depending on the nature of the processing activities, and imposes certain documentation obligations relating to data processing activities. The GDPR also imposes various obligations in the context of processing of data, including, among others, far-reaching transparency, data minimization, storage limitations, privacy by design and privacy by default obligations, data security, integrity and confidentiality obligations. In addition, it may require data protection impact assessments where the data processing is likely to result in a high risk to the rights and freedoms of individuals. In case of a violation of the provisions of the GDPR, we could be subject to fines of up to €20,000,000 or up to 4% of our total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. We may also be liable should any individual who has suffered financial or non-financial damage arising from our infringement of the GDPR exercise their right to receive compensation against us. Furthermore, adverse publicity relating to our failure to comply with the GDPR could cause a loss of goodwill, which could have an adverse effect on our reputation, brand, business and financial condition. In addition, local authorities may construe new regulations in a way that is even more restrictive and there is no guarantee that we will be able to comply with such restrictive approaches.

There is a risk that personal data that we process could become public if there were a security breach in respect of such data and, if such security breach were to occur, we could face liability under data protection laws, including the GDPR, and lose the goodwill of our customers, which may have a material adverse effect on our reputation, brand, business and financial condition.
We are exposed to litigation or other legal proceedings that could cause us to spend substantial resources and disrupt our business.
We are exposed to the risk of product liability claims, regulatory action and litigation if any defect of our vehicles is alleged to have caused loss or injury. Product liability claims could arise, for example, from malfunctions, defects, quality issues relating to, or abuse of, any of our technologies implemented in or offered with our vehicles, or defects, quality issues or malfunctions related to any components used in our vehicles, such as batteries, airbags or brakes. Any product liability claims or corresponding regulatory actions against us could result in increased costs and could adversely affect our reputation and our perception by our customers.
We may also face litigation and legal proceedings based on advertisements or other public statements should such statements turn out to be unrealistic, unfeasible or false or should the overall advertised performance or specifications of our vehicles deviate from such advertisements or public statements. For example, we publicly communicated that our vehicles will have a battery range of approximately 305 kilometers, or up to 190 miles and a daily solar based range of up to 35 kilometers, or up to 21.7 miles. However, these specifications indicate our current expectations and development targets with respect to the battery- and solar-based range of our vehicles until the series production of our vehicles and there is no guarantee that our vehicles will ultimately achieve these specifications, which depend on the success of the development efforts of our battery supplier and/or us.
In addition, in connection with a crowdfunding campaign launched in December 2019, our three founders Laurin Hahn, Navina Persteiner and Jona Christians announced that they would contribute their profit participation rights associated with their shares in Sono Motors GmbH (while the voting rights associated with the underlying shares would remain with the founders), equaling 64.07% of all profit participation rights at that time, into a “community pool” from which certain monetary benefits in the form of so-called Sono Points would then be awarded. The founders intended such monetary benefits in the form of Sono Points to be allocated among already existing customers and new customers who placed a reservation for a vehicle, depending, with respect to new customers, on the timing of the reservation and the amount of the advance payment of the relevant new customer. The Sono Points would represent participating entitlements concerning dividends, liquidation proceeds and proceeds from the sales of shares attributable to the community pool. However, a legal assessment later revealed substantial legal obstacles in the concept as envisioned by our founders and that it was not feasible from a tax perspective. Our founders, together with their external advisors, have in the meantime developed an alternative structure for the granting of Sono Points to our customers as originally envisioned with respect to the shares in Sono Group N.V. pursuant to which our three founders will each contribute their relevant shares in Sono Group N.V. into limited partnerships controlled by a founder and governed by German law (Kommanditgesellschaften) and will enter into contractual sub-arrangements with the relevant Sono Point beneficiaries regarding their monetary participation entitlements. However, this alternative structure remains subject to further assessment and final approval, including by, among others, German tax authorities. There is no guarantee that this structure will be ultimately feasible or that our founders may be able to offer a feasible structure for the granting of Sono Points at all. In addition, the current alternative structure for the granting of Sono Points focuses on tax issues under German law and may not adequately cover any other relevant issues in connection with the communication during the crowdfunding campaign regarding Sono Points. In particular, our founders may not be able to address issues and financial or any other burdens with respect to Sono Points of any customers who were or are not located in Germany. In addition, not all aspects of the scheme originally envisioned by our founders for granting the Sono Points may be fully and adequately reflected in the alternatively developed structure and/or the alternatively developed structure may incorporate new structural elements or otherwise substantially deviate to the disadvantage of customers from what our founders originally contemplated and publicly communicated. For example, under the alternative structure, Sono Points will be forfeited, if a customer terminates his/her reservation and the relevant Sono Points will fall back to the founders and not lead to a proportionate increase of Sono Points (or participations in the community pool) of the remaining customers. Further, the shares underlying the Sono Points and contributed into the community pool may generally be transferred by the founders under certain conditions, which may negatively affect the actual value of participation entitlements associated with Sono Points. In addition, the alternative structure allows the allocation of additional Sono Points to new customers, which would result in the dilution of the participation entitlements of existing customers. Therefore, not all customers who were previously promised Sono Points may ultimately receive Sono Points at the terms and conditions originally communicated or at all. Disappointed customers who may not receive Sono Points at the terms and conditions originally promised or at all and/or other members of our community may initiate lawsuits against our founders or us and may trigger waves of negative publicity should we not be able to offer, in full or in part, a feasible structure for the granting of Sono Points. Further, we cannot preclude that Sono Group N.V. or Sono Motors GmbH will be held liable with respect to any possible significant obligations or claims under the Sono Points scheme.
We may or will be, as the case may be, subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and our compliance systems may not be sufficient to adequately prevent or detect legal, financial and operational risks.
Our business may or will be subject to various laws and regulations relating to, among other things, prevention of illegal employment, bribery and corruption, and money laundering, as well as compliance with antitrust, data protection (particularly the EU General Data Protection Regulation), consumer protection, minimum wage regulations, various criminal as well as export control regulations and trade and economic sanctions and embargoes on certain countries, persons, groups and/or entities, projects and/or activities. We are reliant on the compliance of our employees and the members of our management board, our contractors, consultants, agents, vendors and (other) collaboration partners with applicable laws and compliance policies implemented by us.
However it cannot be excluded that our employees, the members of the management board, our contractors, consultants, agents, vendors and (other) collaboration partners have committed or will commit criminal, unlawful or unethical acts (including corruption) or that our compliance and risk management and its monitoring capabilities may prove insufficient to prevent or detect any breaches of the law. Any such acts or breaches of law could result in whistle-blower complaints, adverse media coverage, (criminal) investigations, significant civil, administrative, and criminal penalties and damage claims, disgorgement or other sanctions, (collateral) consequences, remedial measures and legal expenses, and cause considerable damage to our reputation, thereby negatively affecting our business, results of operations, financial condition and future business opportunities.
We may become subject to additional Dutch and German taxes, in particular, due to the statutory seat of Sono Group N.V. in the Netherlands.
There is a risk that the German tax authorities classify Sono Group N.V. as Dutch tax resident. If the German tax authorities conclude that Sono Group N.V. is not, has ceased, or ceases to be (also as a consequence of the change of facts or the law), a German tax resident, it could, inter alia, become subject to German exit taxation. This could have serious German tax consequences, including German exit taxes or the increase of German withholding taxes on dividends received by the Company. Such German exit taxes could lead to the taxation of the built-in gains in the assets (e.g., intellectual property or goodwill) of Sono Group N.V.
If we do pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and The Netherlands.
We currently do not intend to pay any dividends to holders of our common shares. However, if we do pay dividends, we may need to withhold tax on such dividends in both Germany and The Netherlands.
As an entity incorporated under Dutch law, any dividends distributed by us are subject to Dutch dividend withholding tax based on Dutch domestic law. However, on the basis of the 2012 Convention between the Federal Republic of Germany and the Kingdom of The Netherlands for the avoidance of double taxation with respect to taxes on income, or the “double tax treaty between Germany and The Netherlands,” The Netherlands will be restricted in imposing these taxes if we are also a tax resident of Germany and our effective management is located in Germany. This withholding tax restriction does, however, not apply, and Dutch dividend withholding tax is still required to be withheld from dividends, if and when paid to Dutch resident holders of our common shares and non-Dutch resident holders of our common shares that have a permanent establishment in The Netherlands to which their shareholding is attributable. As a result, upon a payment of dividends, we will be required to identify our shareholders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment in The Netherlands to which the common shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. If the identity of our shareholders cannot be determined, withholding of both German and Dutch dividend tax may occur upon a payment of dividends.
Furthermore, the withholding tax restriction referred to above is based on the current reservation made by Germany under the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting, or the MLI, with respect to the tie-breaker provision included in Article 4(3) of the double tax treaty between Germany and The Netherlands, or the MLI tie-breaker reservation. If Germany changes its MLI tie-breaker reservation, we will not be entitled to any benefits of the double tax treaty between Germany and The Netherlands, including the withholding tax restriction, as long as Germany and The Netherlands do not reach an agreement on our tax residency for purposes of the double tax treaty between Germany and The Netherlands, and, as a result, any dividends distributed by us during the period no such agreement has been reached between Germany and The Netherlands may be subject to withholding tax both in Germany and The Netherlands.
Dividends distributed on our common shares to certain related parties in low-taxed jurisdictions might in the future become subject to an additional Dutch withholding tax on dividends.
Under current law, dividends paid to holders of our common shares could become subject to Dutch dividend withholding tax at a rate of 15% under the Dutch Dividend Withholding Tax Act (Wet op de dividendbelasting 1965), unless a domestic or treaty exemption or reduction applies. On March 25, 2021, a legislative proposal has been published to introduce an additional withholding tax on dividends in the Netherlands as of January 1, 2024. Based on the legislative proposal, dividends distributed by us to related entities (statutorily defined term) tax resident in jurisdictions that have a corporate income tax rate below 9% (low-taxing states) or jurisdictions that are included on the European Union's blacklist of non-cooperative jurisdictions (non-cooperative jurisdictions for tax purposes) will also become subject to a conditional withholding tax at a rate equal to the highest Dutch corporate income tax rate (currently 25%) at the time of the dividend. The conditional withholding tax on dividends may also apply in situations where artificial structures are put in place with the main purpose or one of the main purposes to avoid the conditional withholding tax or in the event of a hybrid mismatch. The conditional withholding tax on dividends will be reduced, but not below zero, by any Dutch dividend withholding tax withheld in respect of the same dividend payment. As a result, if the shareholder is (A) a related entity and (B)(i) is established or has a permanent establishment a low-taxing state or non-cooperative jurisdiction for tax purposes (ii) is a hybrid entity or a reverse hybrid entity or (iii) is interposed to avoid tax otherwise due by another entity, the tax rate on dividends may rise from 15% to the highest corporate tax rate (currently 25%) as of 2024. The legislative proposal is subject to amendment during the course of the legislative process and it needs to be approved by both chambers of the Dutch parliament before it can enter into force.
We may become a passive foreign investment company (“PFIC”), which could result in adverse United States federal income tax consequences to United States investors.
Based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year or in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (1) 75% or more of our gross income in a taxable year is passive income, or (2) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%.
Although we do not expect to become a PFIC, our PFIC status is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value of our shares. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of our shares.
If we are or were to become a PFIC, such characterization could result in adverse United States federal income tax consequences and burdensome reporting requirements to a holder of common shares if such holder is a United States investor.
Risks Related to Our Initial Public Offering and Our Common Shares
There has been no public market for our common shares prior to this offering, and there is no guarantee that an active and liquid market for our common shares will develop.
Prior to this initial public offering, there was no public market for our common shares, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for any investor to sell his or her common shares held in the Company. Public trading markets may also experience volatility and disruption. This may affect the pricing of our common shares in the secondary market, the transparency and availability of trading prices, the liquidity of our common shares and the extent of regulation applicable to us. We cannot predict the prices at which our common shares will trade. The initial public offering price for our common shares will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our common shares will trade after this offering or to any other established criteria of the value of our business.
In the course of past financing rounds we received investments based on valuations of our business by individual investors at the relevant times. Such individual valuations were not confirmed by independent experts and reflect the personal valuation criteria of the relevant investors as well as the specific circumstances under which these investments were made. Consequently, these valuations may have exceeded the valuations at which other parties would have been willing to invest in us. Potential investors should therefore not place undue reliance on past valuations.
In addition, it is possible that, in future quarters, our operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our common shares may decline.
Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline.
Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we will be authorized to issue up to 320,000,000 common shares. Upon an increase of our issued share capital to at least €25,000,000, our authorized share capital will automatically increase to €102,000,000, divided into 1,500,000,000 common shares and 8,000,000 high voting shares, of which                 common shares and         high voting shares will be outstanding following this offering. An issuance of new common shares may also lead to substantial dilution of our then existing shareholders. We intend to agree with Berenberg Capital Markets LLC, Citigroup Global Markets Inc. and Evercore Group L.L.C., subject to certain exceptions, not to, directly or indirectly, offer, sell, assign, transfer, pledge contract to sell, or otherwise dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital without the prior written consent of Berenberg Capital Markets LLC, Citigroup Global Markets Inc. and Evercore Group L.L.C. during the 180-day period following the date of this prospectus. Our management board members, substantially all of our existing shareholders and holders of certain mandatory convertible senior notes previously issued by are expected to agree to substantially similar lock-up provisions, subject to certain exceptions. The lock-up period under the agreements to be entered into with the holders of our mandatory convertible senior notes and with the holders of our common equity raised in December 2020 will cover the 90-day period following the date of this prospectus. Following the expiration of the lock-up period, our existing shareholders may determine to sell their common shares, subject to certain restrictions. See “Description of Share Capital and Articles of Association” and “Common Shares Eligible for Future Sale” in this prospectus. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our common shares.

The market price of our common shares could fluctuate significantly, which could result in substantial losses for purchasers of our common shares in this offering.
The stock market in general and the market for smaller technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common shares at or above the public offering price and you may lose some or all of your investment. Following this offering, the market price of our common shares will be affected by the supply and demand for our common shares, which may be influenced by numerous factors, many of which are beyond our control, including:
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fluctuation in actual or projected results of operations;

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changes in projected earnings or failure to meet securities analysts’ earnings expectations;

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the absence of analyst coverage;

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negative analyst recommendations;

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changes in trading volumes in our common shares (including by the sale of shares granted to our employees under employee participation programs);

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large-volume or targeted transactions by short-sellers;

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changes in our shareholder structure;

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changes in macroeconomic conditions;

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the activities of competitors and sellers;

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changes in the market valuations of comparable companies;

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our ability to successfully finalize development of, market and commercialize the Sion as well as future car models;

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the recruitment or departure of key management or scientific personnel or other key employees;

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significant lawsuits, including patent, shareholder or customer litigation;

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changes in investor and analyst perception with respect to our business or the car industry in general; and

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changes in the statutory framework applicable to our business.

As a result, our share price may be subject to substantial fluctuation.
In addition, general market conditions and fluctuation of share prices and trading volumes could lead to pressure on the market price of our common shares, even if there may not be a reason for this based on our business performance or earnings outlook. Furthermore, investors in the secondary market may view our business more critically than investors in this offering, which could adversely affect the market price of our common shares in the secondary market. In addition, prices for companies with a limited operating history, particularly in industries with barriers such as the car industry, may be more volatile compared to share prices for established companies or companies from other industries.
If the market price of our common shares declines as a result of the realization of any of these risks, investors could lose part or all of their investment in our common shares.
Additionally, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.
Our dual-class share structure with different voting rights will limit your ability as a holder of common shares to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of common shares may view as beneficial.
We have a dual-class share structure, which we intend to maintain for the foreseeable future, as our share capital consists of common shares and high voting shares. In respect of matters requiring the votes of shareholders, holders of common shares will be entitled to one vote per share, while holders of high voting shares will be entitled to 25 votes per share. Each high voting share is convertible into one common share at any time by the holder thereof, while common shares are not convertible into high voting shares under any circumstances.
The high voting shares are held by Laurin Hahn and Jona Christians, two of our founders and management board members. Following this offering, Laurin Hahn will hold approximately    % and Jona Christians will hold approximately    % of our total voting rights (if the underwriters exercise their option to purchase additional common shares from us in full). This concentration of ownership may discourage, delay or prevent a change in control of our Company, which could deprive our other shareholders of an opportunity to receive a premium for their common shares as part of a sale of our Company and might ultimately affect the market price of our common shares. This concentrated control will limit your ability to influence corporate matters that holders of common shares may view as beneficial. In addition, certain index providers, such as S&P Dow Jones or FTSE Russell, view multi-class shares critically and have amended their rules so that companies with multi-class shares will no longer be added to their indexes.
We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company, and particularly once we cease qualifying as an emerging growth company or if we were to lose our status as an emerging growth company in the future, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including, but not limited to, costs and expenses for management board members’ and supervisory board members’ fees, increased directors and officers insurance, investor relations, and various other costs of a public company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.
We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act, or Section 404, and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302, 906 and 404(a) of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and attest to the effectiveness of control over financial reporting. Though we will be required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our annual assessment of our internal control over financial reporting pursuant to Section 404(a) until the year of our second annual report required to be filed with the SEC.
To achieve compliance with Section 404 within the prescribed period, we will be engaged in documenting and evaluating our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We currently have limited accounting personnel and we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, the overall control environment is still immature and may expose us to errors, losses or fraud. Hence, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404(a).
Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm pursuant to Section 404(b). Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal controls over financial reporting depending on our market capitalization. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not.
The consequences of being a public company could have a material adverse effect on our business, financial condition, results of operations and prospects.
We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate the material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.
Prior to this offering, we have been operating as a private company that was not required to comply with the obligations of a public company with respect to internal controls over financial reporting.
In connection with the audits of our consolidated financial statements for the years ended December 31, 2019 and 2020, we identified multiple material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or condensed consolidated interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that were identified primarily related to (i) a lack of consistent and proper application of accounting processes and procedures; (ii) the design and operating effectiveness of information technology general controls for information systems that are significant to the preparation of our consolidated financial statements; (iii) a lack of review and supervision; (iv) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience; (v) clearly defined control processes, roles and segregation of duties within our finance and accounting functions.
As a result of the material weaknesses, made journal entries without proper underlying documentation and failed to identify adjustments in various areas, including, but not limited to, capitalization of intangible assets; did not maintain accurate customer and creditor data, did not remit correct VAT declarations, made disbursements for which the Company did not retain sufficient supporting documentation, including underlying invoices; did not have sufficient knowledge of IFRS, including understanding of new accounting standards, in order for the preparation of consolidated financial statements in accordance with IFRS and consideration of the impact of changes on our internal control over financial reporting; did not have an effective risk assessment process to identify and assess the financial reporting risks caused by changes in the operating environment, business operations, personnel or IT systems and to make necessary changes to our financial reporting processes and related internal controls to manage those risks; did not design control activities that are responsive to the identified fraud risks, including the risk of bias and management override of controls; and did not have a proper process in place to sufficiently and timely identify and assess new events and transactions in order to consider necessary adjustments to our system of internal control over financial reporting. We have relied on the assistance of external service providers with expertise in these matters to assist us in the preparation of our consolidated financial statements and in our compliance with SEC reporting obligations related to this offering and expect to continue to do so while we remediate these material weaknesses. We have initiated a remediation plan to address these material weaknesses; however, our control environment still needs to be improved, and as a result, we may be exposed to errors. As part of this plan, we intend to hire additional senior-level and staff accountants to implement robust processes and provide us with additional technical expertise. In the interim, we will continue to engage third parties as required to assist with technical accounting and tax matters. Additionally, we intend to develop and implement robust accounting policies, internal control procedures and provide additional training to our accounting and finance staff. While we are working to remediate the weaknesses as quickly and efficiently as possible, we cannot at this time provide an estimate of the timeframe we expect in connection with implementing our plan to remediate this material weaknesses. These remediation measures may be time-consuming and costly, and might place significant demands on our financial and operational resources.
In addition, neither our management nor any outside advisor has performed an evaluation of our internal control over financial reporting in accordance with the provision of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or an outside advisor performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. Once public, we will be subject to reporting obligations under U.S. securities laws and the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022. If we fail to remediate the material weaknesses identified above, our management may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of our shares due to a loss of investor confidence in the reliability of our reporting processes.
Our failure to correct the existing material weaknesses or our failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price and listing of our shares, may be materially and adversely affected. We cannot assure you that all of our existing material weaknesses have been identified, or that we will not in the future identify additional material weaknesses.
If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.
Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate consolidated financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles. In connection with this offering, we intend to begin the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an emerging growth company, depending on whether we choose to rely on certain exemptions set forth in the JOBS Act.
Implementing any appropriate changes to our internal controls, including compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate consolidated financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate consolidated financial statements on a timely basis may harm our stock price, make it more difficult for us to effectively market and sell our service to new and existing customers and subject us to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. In addition, our common stock may not be able to remain listed on Nasdaq or any other securities exchange.
Future offerings of debt or equity securities by us could adversely affect the market price of our common shares, and future issuances of equity securities could lead to a substantial dilution of our shareholders.
We will require additional capital in the future to finance our business operations and growth. For example, we will require additional funding to reach commercial operation, and we may seek to offer new equity in the future for such funding. The Company may seek to raise such capital through the issuance of additional equity or debt securities with conversion rights (e.g., convertible bonds and option rights). An issuance of additional equity or debt securities with conversion rights could potentially reduce the market price of our common shares and the Company currently cannot predict the amounts and terms of such future offerings.
If such offerings of equity or debt securities with conversion rights are made without granting preemptive rights to our existing shareholders, these offerings would dilute the economic and voting rights of our existing shareholders. Preemptive rights may be restricted or excluded by a resolution of the general meeting or by another corporate body designated by the general meeting. Our management board has been authorized until November 27, 2025 to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time and to limit or exclude preemptive rights in connection therewith. This could cause existing shareholders to experience substantial dilution of their interest in us.
In addition, such dilution may arise from the acquisition or investments in companies in exchange, fully or in part, for newly issued common shares, the exercise of convertible rights under securities that the Company issued before this offering, convertible rights in connection with financing arrangements the Company entered into before this offering, stock options or conversion rights granted to our business partners or our customers as well as from the exercise of stock options or conversion rights granted to our employees in the context of existing or future stock option programs or the issuance of common shares to employees in the context of existing or future employee participation programs.
Any future issuance of common shares could reduce the market price of our common shares and dilute the holdings of existing shareholders.
Future sales by major shareholders could materially adversely affect the market price of our common shares.
For various reasons, shareholders may sell all or some of our common shares, including in order to diversify their investments. Sales of a substantial number of our common shares in the public market following the successful completion of the offering, or the perception that such sales might occur, could depress the market price of our common shares and could impair our ability to raise capital through the sale of additional equity securities.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have considerable discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common shares. Shareholders may not be able to assess whether the proceeds are being used appropriately. The failure by our management to apply these funds effectively could result in financial losses that could adversely affect our business and cause the price of our common shares to decline. See “Use of Proceeds” in this prospectus.
An investment in our common shares by an investor whose principal currency is not the Euro may be affected by exchange rate fluctuation.
Our common shares are, and any dividends to be paid in respect of them will be, denominated in euros. An investment in our common shares by an investor whose principal currency is not the euro will expose such an investor to exchange rate risks. Any depreciation of the euro in relation to the principal currency of the respective investor will reduce the value of the investment in our common shares or any dividends in relation to such currency.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our common shares and trading volume could decline.
The trading market for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If securities or industry analyst coverage results in downgrades of our common shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our common shares could decrease, which, in turn, could cause the market price or trading volume for our common shares to decline significantly.
Investors may have difficulty enforcing civil liabilities against us or the members of our management and supervisory board.
We are organized and existing under the laws of The Netherlands, and, as such, under Dutch private international law rules the rights of our shareholders and the civil liability of our management board members, supervisory board members and executive officers are governed in certain respects by the laws of The Netherlands. The ability of our shareholders in certain countries other than The Netherlands to bring an action against us, our management board members, supervisory board members and executive officers may be limited under applicable law. In addition, substantially all of our assets are located outside the United States.
As a result, it may not be possible for shareholders to effect service of process within the United States upon us or our management board members, supervisory board members and executive officers or to enforce judgments against us or them in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our management board members, supervisory board members and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands.
As of the date of this prospectus, the United States and The Netherlands do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. With respect to choice of court agreements in civil or commercial matters, it is noted that the Hague Convention on Choice of Court Agreements entered into force for The Netherlands, but has not entered into force for the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to a foreign judgment if (i) the jurisdiction of the foreign court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the foreign court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such foreign judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the foreign court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in The Netherlands. Even if such a foreign judgement is given binding effect, a claim based thereon may, however, still be rejected if the foreign judgment is not or no longer formally enforceable.
Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or our management board members, supervisory board members, representatives or certain experts named herein who are residents of The Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.
The United States and Germany currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, in civil and commercial matters. Consequently, a final judgment for payment or declaratory judgments given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Germany. German courts may deny the recognition and enforcement of a judgment rendered by a U.S. court if they consider the U.S. court not to be competent or the decision to be in violation of German public policy principles. For example, judgments awarding punitive damages are generally not enforceable in Germany. A German court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.

In addition, actions brought in a German court against us, our management board members, our supervisory board members, our senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. German procedural law does not provide for pre-trial discovery of documents, nor does Germany support pre-trial discovery of documents under the 1970 Hague Evidence Convention. Proceedings in Germany would have to be conducted in the German language and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, our management board members, our supervisory board members, our senior management and the experts named in this prospectus.
Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us or management board members, supervisory board members, executive officers or certain experts named herein who are residents of or possessing assets in The Netherlands, Germany and or other countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.
We are a Dutch public company. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions and may not protect investors in a similar fashion afforded by incorporation in a U.S. jurisdiction.
We are a public company (naamloze vennootschap) organized under the laws of The Netherlands. Our corporate affairs are governed by our articles of association, the rules of our management board and those of our supervisory board and by the laws governing companies incorporated in The Netherlands. However, there can be no assurance that Dutch law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.
The rights of shareholders and the responsibilities of management board members and supervisory board members may be different from the rights and obligations of shareholders and directors in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our management board members and supervisory board members are required by Dutch law to consider the interests of our Company, its shareholders, its employees and other stakeholders, in all cases with due observance of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.
Our articles of association stipulate that the planet, humankind and society are important stakeholders of us and the highest principle pursued by us as part of our objects is the protection of the environment, nature and humankind. Under our articles of association, this principle shall form the foundation of our actions and the decisions of our management board and the supervisory board. On the basis of that premise, among other matters, our management board and the supervisory board may let the interests of the planet, humankind and society outweigh the interests of other stakeholders, provided that the interests of the latter stakeholders are not unnecessarily or disproportionately harmed. A resolution to amend the text or purport of these provisions of our articles of association shall require a unanimous vote in a general meeting where the entire issued share capital is represented.
For more information on relevant provisions of Dutch corporation law and of our articles of association, see “Description of Share Capital and Articles of Association” and “Comparison of Dutch Corporate Law and U.S. Corporate Law.”
Provisions of our articles of association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent, delay or frustrate any attempt to replace or remove our management board members or supervisory board members
Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. In this respect, certain provisions of our articles of association may make it more difficult for a third party to acquire control of us or effect a change in our management board and supervisory board. These include:
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a dual-class share structure which consists of common shares and high voting shares, with common shares carrying one vote per share and high voting shares carrying 25 votes per share;

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a provision that each of our two founders, Laurin Hahn and Jona Christians, as long as the relevant founder holds at least 5% of our voting rights, can make a binding nomination for the appointment of one supervisory board member, which can only be overruled by a two-thirds majority of votes cast representing more than 50% of our issued share capital;

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a provision that our management board members and the supervisory board members, not appointed on the basis of a binding nomination by one of our founders as described above, are appointed on the basis of a binding nomination prepared by our supervisory board which can only be overruled by a two-thirds majority of votes cast representing more than half of our issued share capital;

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a provision that our management board members and the supervisory board members may only be dismissed by the general meeting by a two-thirds majority of votes cast representing more than half of our issued share capital (unless the dismissal is proposed by the supervisory board in which case a simple majority of the votes cast would be sufficient);

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a provision allowing, among other matters, the former chairperson of our supervisory board to manage our affairs if all of our supervisory board members are removed from office and to appoint others to be charged with the supervision of our affairs, until new supervisory board members are appointed by the general meeting on the basis of the binding nominations discussed above; and

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a requirement that certain matters, including an amendment of our articles of association, may only be brought to our general meeting for a vote upon a proposal by our management board with the approval of our supervisory board.

In addition, Dutch law allows for staggered multi-year terms of our management board members and supervisory board members, as a result of which only part of our management board members and supervisory board members may be subject to appointment or re-appointment in any one year.
Furthermore, in accordance with the Dutch Corporate Governance Code (the “DCGC”), shareholders who have the right to put an item on the agenda for our general meeting or to request the convening of a general meeting shall not exercise such rights until after they have consulted our management board. If exercising such rights may result in a change in our strategy (for example, through the dismissal of one or more of our managing directors or supervisory directors), our management board must be given the opportunity to invoke a reasonable period of up to 180 days to respond to the shareholders’ intentions. If invoked, our management board must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned and exploring alternatives. At the end of the response time, our management board, supervised by our supervisory board, shall report on this consultation and the exploration of alternatives to our general meeting. The response period may be invoked only once for any given general meeting and shall not apply (i) in respect of a matter for which a response period has been previously invoked or (ii) if a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid.
Moreover, our management board, with the approval of our supervisory board, can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more managing directors or supervisory directors (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that our management board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint managing directors and supervisory directors (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our management board. During a cooling-off period, our management board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our management board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:
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our management board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;

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our management board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or

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other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

We are not obligated to, and do not, comply with all best practice provisions of the Dutch Corporate Governance Code.
Upon the closing of this offering, we will be subject to the DCGC. The DCGC contains both principles and best practice provisions on corporate governance that regulate relations between the management board, the supervisory board and the general meeting and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in The Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with those provisions (for example, because of a conflicting Nasdaq requirement), the company is required to give the reasons for such noncompliance. The DCGC applies to Dutch companies listed on a government-recognized stock exchange, whether in The Netherlands or elsewhere, including Nasdaq. We do not comply with all best practice provisions of the DCGC. See “Description of Share Capital and Articles of Association.” This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.
We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors, given that we may rely on these exemptions.
We are eligible to be treated as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including presenting only limited selected financial data in the registration statement on Form F-1 of which this prospectus is a part and not being required to comply with the auditor attestation requirements of Section 404(b) in subsequent Annual Reports filed on Form 20-F. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.07 billion, if we issue more than $1.00 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of our common shares held by non-affiliates exceeds $700 million as of the end of any second quarter before that time.
As a foreign private issuer, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, holders of our common shares may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022.
In the future, we would lose our foreign private issuer status if, among others, (1) more than 50% of our outstanding voting securities, which we intend to determine based on the voting power of our common shares and high voting shares on a combined basis are directly or indirectly held of record by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, more than 50% of our assets are located in the United States or our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms including consolidated financial statements prepared under US GAAP, and which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future. Additionally, a loss of our foreign private issuer status would divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.
We are a foreign private issuer. As a result, in accordance with the listing requirements of Nasdaq we will rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of Nasdaq. In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally currently applicable to general meetings. To this extent, our practice varies from the requirement of Nasdaq, which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one third of the outstanding voting shares. Although we must provide shareholders with an agenda and other relevant documents for the general meeting, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in The Netherlands, and thus our practice will vary from the requirement of Nasdaq. As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq, which requires, among other things, an issuer to have a compensation committee that consists entirely of independent directors, Nasdaq, which requires independent director oversight of director nominations, and Nasdaq, which requires an issuer to have a majority of independent directors on its board. We will also rely on the phase-in rules of the SEC and Nasdaq with respect to the independence of our audit committee. These rules require that a majority of our supervisory board members must be independent and all members of our audit committee must meet the independence standard for audit committee members within one year of the effectiveness of the registration statement of which this prospectus forms a part. In addition, we have opted out of shareholder approval requirements, as included in Nasdaq, for the issuance of securities in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of our Company and certain private placements. To this extent, our practice varies from the requirements of Nasdaq, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. For an overview of our corporate governance principles, see “Description of Share Capital and Articles of Association.” Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to these stock exchange requirements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The prospectus contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar or comparable expressions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
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our future business and financial performance, including our revenue, operating expenses and our ability to achieve profitability and maintain our future business and operating results;

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our strategies, plan, objectives and goals, including, for example, the planned completion of the development of the Sion and the beginning of its serial production as well as intended expansion of our product portfolio or geographic reach;

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the number of reservations for the Sion and revenue potential;

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the expected start of serial production of the Sion and the key steps to start production including indicative milestones and funding requirements;

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our planned monetization of our technological innovations;

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our plan to generate revenue from emission certificate pooling under relevant EU regulations on CO2 credits (CO2 pooling);

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our use of the net proceeds from the sale of shares by us in this offering; and

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our expectations regarding the development of our industry, market size and the competitive environment in which we operate.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, many of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors,” the following:
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the dependence of our success and future growth upon the market’s willingness to adopt solar electric vehicles;

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developments in vehicle technology that may adversely affect the demand for solar electric vehicles;

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the competitiveness of the automotive market and the risk to fail to be among the first to serve the mass market with an electric vehicle with solar power capability;

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high volatility of demand in the automobile industry;

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our history of significant losses and expect continuing losses for the foreseeable future and substantial doubt about our ability to continue as a going concern;

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our unproven ability to develop vehicles and the risk to fail to finalize development and realize the commercialization of the Sion within the intended timeframe, budget or at all;

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the initial dependence on a single car model, the Sion;

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that our customers may cancel their reservations for the Sion without penalty;

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our intention to deploy technologies and solutions in our vehicles, including our solar module technology, which may not be fully functional or available on our anticipated schedule or at all, and may remain unproven and pose additional risks;

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our dependence on the adequate protection of our intellectual property;

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that our patent applications may not lead to the granting of patents or desired protection in time or at all, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours;

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obstacles we may face in tapping additional revenue opportunities;

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a delay in the commercial production of the Sion;

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our possible inability to develop manufacturing processes and capabilities within our projected costs and timelines;

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our unproven and still-evolving ability to manufacture vehicles of sufficient quality and appeal to customers on schedule and at scale and to commercialize our vehicles;

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our dependence on National Electric Vehicle Sweden (NEVS) for production of the Sion;

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our dependence on the development, production, performance and durability of batteries being engineered by a single supplier;

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our intention to outsource logistics management of our operations to third-party logistics (3PL) and potentially fourth-party logistics (4PL) services providers;

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ongoing negotiations of contractual agreements with many of our prospective suppliers and business partners and potential renegotiations of these agreements as we scale our business;

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the involvement of numerous third parties in our process, which adds significant complexity;

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our dependence on the acceptance of our brand and any negative publicity relating to any of our business partners and their products or services, which could have a significant negative impact on our business and reputation;

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the risk that the Sion or any of our future vehicles may fail to perform as expected;

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our significant use of various communication channels for our public relations activities, including our website and social media;

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damage to our reputation due to the perception that our advertisements were overly positive or that we do not live up to our promises;

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noncompliance of our advertisements with all relevant legal requirements in the past or in the future;

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product recalls that could materially adversely affect our business, prospects, operating results and financial condition;

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any unauthorized control or manipulation of our vehicles’ systems;

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risks associated with our growth strategy and international operations, including unfavorable regulatory, political, tax and labor conditions, which could harm our business;

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our failure to manage our future growth effectively;

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our inability to attract and retain key employees and hire qualified management, technical and vehicle engineering personnel, which could harm our ability to compete;

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risks related to health epidemics, including the recent COVID-19 pandemic; and

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the need to raise additional funds until the start of the production of the Sion and potentially beyond, which may not be available to us on acceptable terms or at all when we need them.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus, including the uncertainties and factors discussed under “Risk Factors” completely and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect. All forward-looking statements made in this prospectus are qualified by these cautionary statements.
Comparison of results between current and prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $      (or $      if the underwriters exercise their option to purchase additional common shares from us in full), assuming an initial public offering price of $      per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated expenses of the offering that are payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price per common share would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and estimated commissions and expenses, by $      million, assuming that the number of common shares offered by us, as set forth on the cover of this prospectus, remains the same. Each increase (decrease) of 1,000,000 common shares in the number of common shares offered by us would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and estimated expenses, by approximately $      million, assuming no change in the assumed initial public offering price per share. Expenses of this offering will be paid by us.
The principal reasons for this offering are to finance our business, to increase our public profile and awareness, create a public market for our common shares and facilitate our future access to public equity markets. We plan to use the expected proceeds from this offering for the completion of our next prototype generation, the so-called generation III, to secure going concern until May 2023 and to secure or repay the down payments received until October 2021. Any remainder will be used for further investments to reach serial production.
Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of net proceeds will vary depending on numerous factors, including the factors described in “Risk Factors.” As a result, our management will have broad discretion in the application of the net proceeds of this offering, and investors will be relying on our judgment regarding the application of the net proceeds.
We believe that the anticipated net proceeds from this offering, together with our existing cash, cash equivalents, borrowings available to us and short-term investments, will, however, not enable us to fund our operating expenses and capital expenditure requirements to start serial production of the Sion for sales in European markets. Accordingly, our ability to continue as a going concern will be largely dependent on our ability to raise additional funds through debt or equity transactions, additional advance payments, or other means.

DIVIDEND POLICY
We have never paid or declared any cash dividends in the past, and we do not anticipate paying any cash dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the completion of the development of the Sion and the start of its serial production as well as the further development and expansion of our business. We may only pay dividends and other distributions from our reserves to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-in and called-up share capital plus the reserves required to be maintained by Dutch law or by our articles of association and (if it concerns a distribution of profits) after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Subject to such restrictions, any future determination to pay dividends or other distributions will be at the discretion of our management board with the approval of our supervisory board and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our management board and supervisory board deem relevant.
Under our articles of association, our management board may decide that all or part of the profits are added to our reserves. After reservation of any profit, the remaining profit will be at the disposal of the general meeting at the proposal of our management board for distribution, subject to restrictions of Dutch law and approval by our supervisory board of such proposal by our management board. Our management board is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting, but only with the approval of the supervisory board. Dividends and other distributions shall be made payable not later than the date determined by the management board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

CAPITALIZATION
The table below sets forth our cash and cash equivalents and capitalization as of June 30, 2021:
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on an actual basis;

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on a pro forma basis to give effect to the full conversion of the mandatory convertible senior notes into our common shares; and

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on a pro forma as adjusted basis to give further effect to the issuance and sale of           common shares in this offering at an assumed initial public offering price of $      per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds” and excluding the underwriters’ option to purchase additional common shares.

You should read this table in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus as well as “About This Prospectus,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	As of June 30, 2021
	Actual	Pro forma	Pro forma as adjusted(1)
	(in € millions)
Cash and cash equivalents	26.1
Long-term debt (including current portion)	14.4
Equity:
Subscribed capital	6.5
Capital and other reserves	74.2
Accumulated deficit	(108.8)
Total equity	(28.1)
Total capitalization	(13.7)

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, share capital, equity attributable to the equity holders of the Company and total capitalization by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, share capital, equity attributable to the equity holders of the Company and total capitalization by approximately $      million, assuming no change in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

DILUTION
If you invest in our common shares in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the as adjusted net tangible book value per common share immediately after the completion of this offering.
As of June 30, 2021, we had a pro forma net tangible book value of €      million, corresponding to a pro forma net tangible book value of €      per common share. Historical net tangible book value per common share represents the amount of our total assets less our total liabilities, excluding intangible assets, divided by the total number of our common shares outstanding at June 30, 2021. Pro forma net tangible book value represents the amount of our total assets less our total liabilities, excluding intangible assets, divided by the total number of common shares issued and outstanding, after giving effect to the full conversion of (i) the mandatory convertible notes into our common shares and (ii) all stock options granted under our conversion stock option program (“CSOP”) each with an exercise price of €0.06.
After giving further effect to the issuance and sale of                 common shares offered by us in the offering at an assumed offering price of $      per common share, which is the midpoint of the price range set forth on the cover page of this prospectus and an exchange rate of $      per euro, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been €      million (or $      million), representing €      (or $      ) per common share outstanding. This represents an immediate increase in pro forma as adjusted net tangible book value of €      (or $      ) per common share outstanding to existing shareholders and an immediate dilution in net tangible book value of €      (or $      ) per common share outstanding to new investors purchasing common shares in this offering. Dilution for this purpose represents the difference between the price per common share paid by these purchasers and the pro forma as adjusted net tangible book value per common share immediately after the completion of this offering.
The following table illustrates this dilution to new investors purchasing common shares in the offering, assuming either no exercise or full exercise of the underwriters’ option to purchase additional common shares:
	No exercise		Full exercise
	(in €)	(in $)	(in €)	(in $)
Assumed initial public offering price per common share
Historical net tangible book value as of June 30, 2021 per common share
Pro forma net tangible book value as of June 30, 2021 per common share after giving effect to the full conversion of the mandatory convertible senior notes and all stock options granted under the CSOP
Increase in pro forma net tangible book value attributable to new investors purchasing common shares in this offering
Pro forma as adjusted net tangible book value as of June 30, 2021 per common share after giving effect to the full conversion of the mandatory convertible senior notes, all stock options granted under the CSOP and the offering

Dilution to new investors per common share
A $1.00 increase (decrease) in the assumed initial public offering price of $      per common share would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $      per common share, and the dilution in pro forma as adjusted net tangible book value to new investors by $      per common share, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of           in the number of common shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $      per common share, and decrease (increase) the dilution to investors participating in this offering by approximately $      per common share, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters were to fully exercise their option to purchase additional common shares from us, the pro forma as adjusted net tangible book value per common share after the offering would be $      per

common share (€      per common share), and the dilution per common share to new investors would be $      per common share (€      per common share), in each case at the initial public offering price of $      per common share (€      per common share).
The following table summarizes, on a pro forma as adjusted basis, as of June 30, 2021, the number of common shares owned by our existing shareholders and to be owned by new investors purchasing common shares in this offering, the total consideration paid to us and the average price per common share paid by new investors purchasing common shares in this offering. The calculation below is based on an assumed initial public offering price of $      per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us and excluding the underwriters’ option to purchase additional common shares from us:
	Ordinary shares		Total consideration		Average price per ordinary share
	Number	Percent	Amount (in million)	Percent
Existing shareholders
New investors
Total
If the underwriters exercise the option to purchase additional common shares from us, the percentage of our common shares held by existing shareholders will decrease to approximately    % of the total number of our common shares outstanding after this offering and the percentage of our common shares held by new investors will increase to approximately    % of the total number of our common shares outstanding after this offering.
The total number of shares reflected in the discussion and tables above is based on the number of common shares outstanding as of the June 30, 2021 on a pro forma as adjusted basis.
To the extent we grant options or other equity awards to our employees or members of our management board or our supervisory board in the future, and those options or other equity awards are exercised in the future or other issuances of our common shares are made, there will be further dilution to new investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical consolidated financial statements, prepared in accordance with IFRS as issued by IASB and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements.
Overview
We believe we are a pioneer and technological leader in the field of solar-powered electric mobility. We are in the process of developing and commercializing a disruptive solar technology that would allow every vehicle to benefit from solar power. We intend to use this technology to create our solar- and battery-powered vehicle that we call the Sion. In parallel, we are in the process of starting to license and sell our proprietary solar technology to other manufacturers for different use cases, such as buses, trucks, camper vans, trains and even boats, in order to accelerate the transition towards sustainable transportation. We intend to generate revenues from the sale of our vehicles and, in the first production cycle, from emission certificate pooling as well as from the monetization of our proprietary solar technology.
Our disruptive solar technology allows for full solar integration. In the process of developing the Sion, we soon realized that the available solar technology was not well-suited for mobility applications. Traditional solar technology relies on glass to cover the solar cells. Glass is, however, heavy, not sufficiently flexible, expensive and dangerous in crash situations. Our polymer technology solves these issues. It is lightweight, allows for flexible surface integration, is affordable due to fast and lean production and avoids/eliminates the risk of bodily harm caused by broken glass. We have also developed other critical components for the use of solar technology in mobility applications. We have developed our own on-board charger and, through our maximum power point tracker central unit, or MCU, solved the issue that solar cells will be mounted on different parts of the exterior, which will lead to uneven exposure to sunlight. Our technology allows for the seamless integration of solar cells into the body of a car, such as the Sion, and the charging of its battery through the power of the sun. However, our technology is much more versatile, and its use cases extend far beyond passenger cars, allowing for grid-independent charging and a reduction of running costs or total costs of ownership, in transport related use cases, such as trucks, buses, recreational vehicles or boats. We have started to market our technology to other mobility or transport manufacturers. We have received indications of interest and first purchase orders and shipped pre-production samples to a customer. Our manufacturers may also benefit from our technology. They may use our technology to retrofit existing vehicles, to extend the range of battery electric vehicles, or BEVs, for new production vehicles or to comply with emission regulations. The transport and logistics industries in particular are very focused on total cost of ownership, where our solar integration can reduce running cost significantly. We have several patents granted or within the filing-process protecting our proprietary technology. Additionally, we have up to four years of advanced development ahead of who we believe to be our relevant competitors thanks to the patents, the testing of almost a large number of different polymer materials and the several relevant components for full solar integration, such as our on-board charger and MCU.
We expect that the Sion will be convenient to operate and comparatively affordable providing it with the potential to disrupt the market. It will have the ability to recharge itself using solar energy panels installed on the exterior that leverage our polymer-based solar technology. We expect that solar power will reduce the number of charging intervals and, depending on the vehicle’s usage profile, may even eliminate the need for battery charging, positioning us to benefit from a significant competitive advantage over conventional electric vehicles. The Sion’s polymer exterior significantly reduces the need for expensive metal-stamping tools and machinery costs, and the integration of solar modules into the bodywork eliminates the need for a costly paint shop, which helps us to offer the Sion at a comparatively low initial net entry price of €21.4 thousand. Consistent with our mission to lower CO2 emissions, each Sion will be outfitted with technology that can connect to our car- and ride-sharing networks through our proprietary hardware and software solutions.

To make the Sion affordable for the mass market without compromising security or quality, we do things differently and, we believe, much more efficiently and sustainably than traditional car manufacturers or other pure EV manufacturers. We rely on a one-variant-only vehicle, third party production and business-to-consumer direct distribution, which we believe will enable us to maintain relatively low overhead costs, significantly reduce our capital expenditures, and position us to become a price-value leader compared to competitors’ offerings in the relevant car segments. We envision the Sion as a one-variant-only model. All Sions will have the same exterior color and vehicle features, and will rely on existing off-the-shelf component parts from established automotive suppliers, such as Vitesco Technologies German GmbH (a former subsidiary of Continental AG), Hella GmbH & Co. KGaA and Casco Schoeller GmbH, resulting in economies of scale through the partial elimination of development costs, reduced purchasing and manufacturing complexity, reduced logistical challenges and inventory costs, and lower risks associated with quality control and testing, all of which should facilitate more rapid growth of our operations and positions us to offer the Sion. The production of the Sion will be outsourced to a contract manufacturer at the former Saab Automobile AB (“SAAB”) plant in Trollhättan, Sweden. Our goal is to offset 100% of the CO2 emissions generated by the production of the Sion and our future vehicle models, with a view to achieving full CO2 neutrality during the production cycle. Rather than relying on dealerships to sell the Sion, we intend to rely on what we consider to be an innovative and effective way to sell directly to customers through our online platform. Customers can view the Sion, book a test drive and engage and place orders directly with us. As of August 31, 2021, we had more than 14,000 reservations with advance payments totaling €38.8 million from our customers up from €37.9 million as of June 30, 2021. These reservations correspond to a net sales volume of approximately $360 million. However, our customers may cancel their reservations without penalty according to our general terms and conditions, if no binding purchase agreement has been concluded by an agreed deadline, which varies. Some reservations are already cancellable as of the date of this prospectus. We intend to begin delivering cars in the first half of 2023 and thereby fulfill customer reservations. See also “Risk Factors—Risks Related to Our Business and Operations—Any delay in commercial production of the Sion could adversely affect us.”
With respect to our solar technology licensing, we have shipped the first products to a customer in September 2021. With respect to the Sion, we are still in the pre-production phase and presented the second fully functional prototype generation in January 2021. The funding that we expect to obtain from this offering will not be sufficient to secure our needs through the start of production of the Sion. Assuming that we are able to raise the amounts we still need following this offering, we currently plan to commence commercial production of the Sion in the first half of 2023. For the six months ended June 30, 2021, we had a loss for the period of €25.7 million, compared to a loss for the period of €9.8 million in the six months ended June 30, 2020. Our loss for the period for the year ended December 31, 2020 was a loss of €56.0 million. We have incurred net losses since our inception in March 2016, resulting in an accumulated deficit of €108.8 million as of June 30, 2021 up from €83.1 million of December 31, 2020. We believe that we will continue to incur losses and depend on external financing in the foreseeable future at least until we commence material deliveries of the Sion and the time when we significantly scale our operations, including the monetization of our solar technology.
Our Business Model
We expect to generate revenue mainly from sales of the Sion, monetization of our solar technology and initially also from emission certificate pooling. We also expect to generate revenue to a lesser degree, from our car- and ride-sharing application.
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Sales of the Sion and Future Vehicle Models: We plan to position the Sion as an affordable, solar-electric vehicle for the mass market. As of August 31, 2021, we received approximately 14,000 reservations with advance payments totaling €38.8 million. These reservations correspond to an assumed aggregate sales volume of approximately €300 million based on our targeted initial net price of €21.4 thousand per vehicle and assuming that all reservations result in sales. In the longer term, we plan to introduce additional solar electric vehicle models.

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Monetization of our Solar Technology: The potential scope of application of our solar technology goes significantly beyond the Sion. We believe that our solar technology has the potential to be used in existing markets without significant additional development, for example for trucks and trailers, trains, ships, buildings and charging stations. We have already received purchase orders or entered into several letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trains, trucks, buses and yachts that may use our technology in their own products. We may also produce and sell certain selected solar components, license our patents to third parties or seek to generate service revenue from providing engineering services to third parties.
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Emission Certificate Pooling: Many developed countries have environmental regulations and incentives that seek to reduce CO2 emissions. For example, under EU regulation, any automotive manufacturer who fails to reduce the average emissions of its fleet sold in the EU to a specific CO2 emission per kilometer is subject to penalty payments. A manufacturer can avoid, or reduce, penalty payments, if it pools its emissions with those of manufacturers that exceed emission targets, such as manufacturers of zero or low emission vehicles. The economic benefit is shared between the pooling participations, providing us with an additional source of revenue. We believe that our ability to participate in these pooling arrangements will comprise a meaningful percentage of our future revenue stream during the first production cycle that we can generate at a relatively low cost.

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Car-sharing and Ride-pooling Application: We have developed a car-sharing and ride-pooling application, which will be installed ex works in every Sion that is purchased by our customers. The application can also be added to any third-party vehicle at minimal cost to the owner. The application includes algorithmic technology that can match ride-seekers with drivers, and that can match drivers seeking temporary use of a car with owners seeking to rent out their vehicles. Matches are formed through a network of riders and car owners who have to be registered to use our services. We will receive commissions on each transaction booked through our application and expect to generate incremental revenue from this platform, which will operate at marginal cost. We anticipate that Sion owners will make up our initial market and that over time the network will grow to include owners of other vehicles as well.

On the expense side, we currently intend to focus on benefiting from economies of scale, controlling expenses and reducing significant capital expenditure to position us to become the price/value leader in our market. This approach is illustrated by our current strategy:
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One-Variant-Only: The Sion is a one-variant-only model, resulting in economies of scale, less complexity, lower logistics and inventory costs and lower quality and testing risk.

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No Sono Motors-Owned Factory: We do not currently intend to own a factory, as the Sion will be produced by a contract manufacturer at the former SAAB plant in Trollhättan, Sweden.

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Asset-Light Manufacturing: The Sion’s polymer body eliminates the need for expensive steel stamping tools and the integration of solar modules into the bodywork eliminates the need for a costly paint shop.

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Use of Off-the-shelf Components: Certain standard automotive parts will be sourced as off-the-shelf components from established automotive suppliers, allowing us to save development costs and position ourselves to benefit from economies of scale.

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Online Direct Sales: We believe that online direct sales will allow us to reduce distribution costs by approximately 15%, as we do not have to pay dealer margins.

Factors Affecting Our Financial Condition and Results of Operation
We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those set forth in the section entitled “Risk Factors.”
Start of Serial Production of the Sion
We currently do not generate any revenue from our operations and do not expect to generate revenue until we start production and delivery of the Sion. We believe that being one of the first manufacturers of solar electric vehicles will enable us to immediately capture a share of the market. While it is not yet commercially available, we have received significant reservations and advance payments from customers for the Sion. Our customers may cancel a reservation without penalty according to our general terms and conditions, if no binding purchase agreement has been concluded by an agreed deadline. The relevant deadline agreed on with the customers reflected the start of serial production envisaged by us at the time the relevant reservations were made. The timing of such permitted cancellations varies, as we have amended our general terms and conditions extending the relevant cancellation deadline to reflect delays of the intended commencement of serial production of our vehicles. We have also asked some of our customers to agree to amendments of our terms and conditions that extended the date at which customers may cancel a reservation. However, not all customers who previously placed a reservation have yet accepted such amended terms and conditions. As of June 30, 2021, 11% of our advance payments were cancelable. An additional 20% will become cancelable on January 1, 2022, an additional 64% on January 1, 2023 and an additional 5% on July 1, 2023.
While we finalize development and prepare the launch of production of the Sion, we offered selected customers who made an advance payment for the Sion to convert this advance payment into a lease contract for a Renault Zoe in 2020. This offer allowed consumers to already drive an electric car and positioned us to avoid cancellations and generate income from commissions we receive for every lease agreement entered into. We have recently renewed this offer under slightly modified conditions and, in addition, offered Sion reservation holders to lease a vehicle at discounted conditions from a start-up car rental company, which claims to focus on sustainability. Through August 31, 2021, we issued vouchers for €0.4 million, of which €0.3 million have been cashed in. We may continue to provide similar offers in the future to bridge the period until we make deliveries to our customers.
Monetization of Our Solar Technology
As of June 2021, we have four patents pending and three patents have been granted. Our patent applications mainly relate to our solar technology. We also plan to license our technologies to third parties. We have already received purchase orders or entered into several letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trains, trucks, buses and yachts that may use our technology in their own products. We may also consider the development, general contracting and sale of certain selected solar components to third parties. Revenue from these activities would allow us to start generating revenue potentially before we start selling the Sion and could position us to be less dependent on sales of the Sion.
Ability to Control Cost of Sales
We currently do not incur any cost of sales. When we start selling the Sion, our profitability will depend on our ability to organize the manufacturing of the Sion in an efficient manner. As part of the manufacturing process, we will purchase a wide variety of components, raw materials, and other supplies. Due to our solar technology, we are able to significantly reduce the battery costs and expenses for painting the body of the Sion. We expect that our cost of sales will be affected primarily by our production volume. Our cost of sales will also be affected, to a lesser extent, by fluctuations in certain raw material prices. As our business grows in scale, we expect to have higher bargaining power and hence more favorable terms from suppliers, including pricing and payment terms.
Execution of Effective Marketing
Our ability to execute effective marketing will affect the growth of our reservations. Demand for the Sion will directly affect our sales volume, which will in turn contribute to our revenue growth and our ability to achieve profitability. Vehicle reservations may depend, in part, on whether prospective customers find our vehicles more affordable and convenient than other environmentally friendly vehicles, which in turn depends on prospective customers’ perception of our brand and the advantages of our solar technology. We guide our marketing expenditure by analyzing the effectiveness of marketing channels based on our needs at various stages of sales and brand awareness. Effective marketing can help amplify our efforts in efficiently increasing vehicle reservations.
Development Expenses
We will continue to incur significant expenses related to the development of the Sion as well as refinement of our technology. We expect that our research and development expenses will constitute the most substantial part of our expenses in future periods. We will only incur development expenses to the extent we believe that we are able to secure necessary financing. Based on our business plan, we will depend on significant additional financing for additional development activities, start of serial production and obtaining street certification. We intend to raise the needed financing through this offering.
Capital Expenditure
We operate on an asset-light basis, which means that our capital expenditure is very limited. The Sion will be produced by a contract manufacturer, the Sion’s polymer body eliminates the need for expensive steel stamping tools and certain standard automotive parts will be sourced as off-the-shelf components. Accordingly, we expect our investments outside of research and development and ongoing general and administrative expenses to be of a limited nature. Between 2021 and the planned start of production of the Sion in the first half of 2023, we expect significant capital expenditure to be borne by us for hard and soft tooling. Over the same period, we also expect to incur expenses for engineering work that NEVS will invoice to Sono Motors.
Unused Tax Loss
We have substantial carried-forward tax losses resulting from our negative taxable income in 2020, 2019 and prior fiscal years. Given that our estimated taxable income in the foreseeable future may not be sufficient to recover these carried-forward losses we have not recognized deferred tax assets on the balance sheet as of December 31, 2019, December 31, 2020 or June 30, 2021. Our unused tax losses as of December 31, 2020, for which no tax asset has been recognized were €51.3 million (corporate income tax) and €51.1 million (trade tax). Assuming a total tax rate of 32.98%, our unused corporate income and trade tax losses correspond to a potential undiscounted tax benefit of €16.9 million. Only up to 60% of our annual taxable income, to the extent such taxable income exceeds €1 million, may be offset against tax loss carry forwards. The remaining 40% of the taxable income are subject to corporate income and trade tax under the so-called minimum taxation rules. Annual taxable income for corporate income tax and trade tax purposes of up to €1 million could fully be offset against tax loss carry-forwards.
Conversion Stock Option Program (CSOP)
In the first half of 2018, we set up two similar employee participation programs for our staff members and selected managers of the company based on virtual shares. In December 2020, we offered all participants of the aforementioned employee participation programs as well as six additional members of our staff to exchange their virtual shares for actual stock options under a newly set up employee participation program (conversion stock option program or CSOP), which is equity settled. As of December 31, 2020, 88 employees, including all those participating in the original employee participation program, have joined the CSOP. We recorded expenses in the amount of €32.2 million for the implementation of the CSOP in 2020.
COVID-19
COVID-19 is still the globally dominant topic. In the first half of 2021, successful vaccination campaigns led to the lowering of state and private measures. In line with the economic recovery associated with these reliefs, the automotive industry in Germany expects a slight increase in the number of vehicles sold in 2021 as compared to the prior year, but expectations are still below the pre-COVID-19 level. With regard to us, in the first half of 2021, COVID-19 had a slightly negative impact on advance payments received from customers. The impact of COVID-19 on the current situation continues to improve compared to 2020 but is still negatively impacted compared to the pre-COVID-19 state.
The continuing COVID-19 measures may stabilize the existing trend to work from home, which could result in lower demand for cars and could negatively impact our sales and marketing activities. The pandemic may also affect the interest of our customers in their car-sharing and ride-pooling networks. Based on the most recent information, COVID-19 might continue to have a negative effect on advance payments received from customers in 2021. Other than that, we cannot yet foresee the full extent of COVID-19’s impact on our business and operations and such impact will depend on future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the ongoing pandemic, which are highly uncertain and unpredictable. These aspects could have a material impact on our result from operations, liquidity and capital management, including financing. We will continue to monitor the situation and the effect of this development on its liquidity and capital management. At the same time, we have taken actions to maintain operations and protect employees from infection.
Components of Our Results of Operations
Revenues
In the years ended December 31, 2019, 2020 and the six months ended June 30, 2021, we did not generate any revenues as we only started monetizing our solar technology in the second half of 2021 and as the start of the Sion’s production is currently only planned to start in the first half of 2023.
Cost of Sales
In the years ended December 31, 2019, 2020 and the six months ended June 30, 2021, we did not incur any cost of sales as we only started monetizing our solar technology in the second half of 2021 and as the start of the Sion’s production is currently only planned to start in the first half of 2023.
Operating Expenses
Our operating expenses consist of research and development expenses and selling, general and administrative expenses as well as other operating income.
Cost of Research and Development
There were no research expenses included in the profit and loss of the Company in the years ended December 31, 2019 and 2020 or the six months ended June 30, 2021, as we do not perform research. Our development expenses consist of (i) personnel expenses for our development staff, including salaries and bonuses and the relevant share of expenses relating to our the CSOP, (ii) development cost for prototypes, our car-sharing and ride-pooling application and solar integration, (iii) professional services and (iv) other expenses. Development costs are expensed as incurred.
Selling and Distribution Expenses
Our selling and distribution expenses consist of (i) employee compensation for employees responsible for marketing activities, such as roadshows, test rides and social media, including salaries and bonuses and the relevant share of expenses relating to our the employee participation program (CSOP), (ii) marketing and promotional expenses, (iii) expenses for professional services and (iv) other expenses.
General and Administrative Expenses
Our general and administrative expenses consist of (i) personnel expenses for employees responsible for areas such as finance, human resources, business development, administration, including salaries and bonuses and the relevant share of expenses relating to our the employee participation program (CSOP), (ii) expenses for professional services, such as accounting, tax, legal and other external services, (iii) expenses without sufficient supporting documentation, including underlying invoices, and (iv) other expenses.
Other Operating Income/Expenses
Our other operating income primarily consists of agency fees, donations, statutory reimbursements for personnel expenses and government grants.
Our other operating expenses solely included expenses that related to project terminations with a supplier.
Other Interest and Similar Income
Other interest and similar income relates to interest income from VAT taxes.
Interest and Other Expenses
Interest and other expenses largely consists of interest expenses related to the compounding effect for advance payments received from customers and financial liabilities.

Results of Operations
The following table shows information taken from our consolidated statement of income (loss) and statements of comprehensive income (loss) for the years ended December 31, 2019 and December 31, 2020 and for the six months ended June 30, 2020 and June 30, 2021:
	For the year ended December 31,		For the six month ended June 30,
	2020	2019(1)	2021	2020
	(in € millions)		(in € millions)
Revenue	—	—	—	—
Cost of sales	—	—	—	—
Gross profit	—	—	—	—
Cost of research and development	(30.5)	(4.9)	(13.5)	(6.4)
Selling and distribution expenses	(9.1)	(2.1)	(1.6)	(1.1)
General and administrative expenses	(14.4)	(2.4)	(8.3)	(1.5)
Other operating income/expenses	(0.0)	0.2	0.4	0.1
Impairment losses on financial assets	(0.0)	—	(0)	(0)
Operating loss	(54.0)	(9.3)	(23.0)	(8.9)
Other interest and similar income	0.0	—	—	0
Interest and other expenses	(2.0)	(0.7)	(2.6)	(0.9)
Loss before tax	(56.0)	(10.0)	(25.6)	(9.8)
Tax on income	—	—	0	0
Deferred taxes on expense	—	—	(0)	—
Loss for the period	(56.0)	(10.0)	(25.7)	(9.8)
Other comprehensive loss	(0)	—	(0.1)	—
Total comprehensive loss for the period	(56.0)	(10.0)	(25.8)	(9.8)

(1)
Other interest and similar income, interest and other expenses, loss before tax, loss for the period and total comprehensive loss for the period were restated for 2019 due to a change in accounting policies in accordance with IAS 8 (Accounting policies, changes in accounting estimates and errors) with respect to a reclassification of advance payments received by customers from financial liabilities in accordance with IFRS 9 to contract liabilities in accordance with IFRS 15. Please also refer to Note 4 to the consolidated financial statements included in this prospectus.

Revenue
Comparison of the Six Month Period ended June 30, 2020 and 2021
For the six months ended June 30, 2020 and June 30, 2021, we did not generate any revenue from our operations.
Comparison of the Year ended December 31, 2019 and 2020
In 2019 and 2020, we did not generate any revenue from our operations.
Cost of Sales
Comparison of the Six Month Period ended June 30, 2020 and 2021
We recorded no cost of sales in the six months ended June 30, 2020 and June 30, 2021.
Comparison of the Year ended December 31, 2019 and 2020
We recorded no cost of sales in 2019 and 2020.
Gross profit
Comparison of the Six Month Period ended June 30, 2020 and 2021
We generated no gross profit in the six months ended June 30, 2020 and June 30, 2021.

Comparison of the Year ended December 31, 2019 and 2020
In 2019 and 2020, we did not generate gross profit.
Cost of Research and Development
Comparison of the Six Month Period ended June 30, 2020 and 2021
Cost of research and development increased from €6.4 million in the six months ended June 30, 2020 to €13.5 million in the six months ended June 30, 2021, primarily due to an increase in development cost of prototypes, which increased from €4.0 million in the six months ended June 30, 2020 to €8.8 million in the six months ended June 30, 2021 resulting from the development of our new prototypes. Personal expenses increased from €1.7 million in the six months ended June 30, 2020 to €3.1 million in the six months ended June 30, 2021, mainly due to expenses related to the CSOP. In the six months periods ended June 30, 2020 and June 30, 2021, there were no research expenses, as we do not perform research. As the recognition criteria for the capitalization of development cost have not been met, all development expenses were recognized in profit or loss as incurred in the six months periods ended June 30, 2020 and June 30, 2021.
Comparison of the Year ended December 31, 2019 and 2020
Cost of research and development increased from €4.9 million in 2019 to €30.5 million in 2020, primarily due to an increase in personnel expenses for our development staff resulting from the implementation of our CSOP in 2020, which accounted for expenses of €17.7 million. In addition, development costs for prototypes increased from €1.6 million in 2019 to €7.3 million in 2020 resulting from the development of our new prototypes. In 2019 and 2020, there were no research expenses, as we do not perform research. As the recognition criteria for the capitalization of development cost have not been met, all development expenses were recognized in profit or loss as incurred in 2019 and 2020.
Selling and Distribution Expenses
Comparison of the Six Month Period ended June 30, 2020 and 2021
Selling and distribution expenses increased from €1.1 million in the six months ended June 30, 2020 to €1.6 million in the six months ended June 30, 2021, primarily due to an increase in personnel expenses for our employees responsible for marketing activities as well as an increase in external services expenses related to marketing activities.
Comparison of the Year ended December 31, 2019 and 2020
Selling and distribution expenses increased from €2.1 million in 2019 to €9.1 million in 2020, primarily due to an increase in personnel expenses for our employees responsible for marketing activities resulting from the implementation of our CSOP, which accounted for expenses of €6.9 million in 2020. Additionally, selling and distribution expenses mainly consisted of personnel expenses for employees responsible for marketing activities such as roadshows, test rides and social media.
General and Administrative Expenses
Comparison of the Six Month Period ended June 30, 2020 and 2021
General and administrative expenses increased from €1.5 million in the six months ended June 30, 2020 to €8.3 million in the six months ended June 30, 2021, primarily due to an increase in personnel expenses for employees responsible for areas such as finance, human resources, business development and administration mainly resulting from the implementation of our CSOP. In addition, expenses for professional services increased from €0.5 million in the six months ended June 30, 2020 to €3.2 million for the six months ended June 30, 2021 resulting from accounting, tax and legal services as well as other external services related to the preparation of our financial statements.
Comparison of the Year ended December 31, 2019 and 2020
General and administrative expenses increased from €2.4 million in 2019 to €14.4 million in 2020, primarily due to an increase in personnel expenses for employees responsible for areas such as finance,

human resources, business development and administration resulting from the implementation of our CSOP, which accounted for expenses of €7.5 million in 2020. In addition, expenses for professional services increased from €0.7 million in 2019 to €4.8 million in 2020 resulting from accounting, tax and legal services as well as other external services related to the initial preparation and audit of financial statements.
Other Operating Income/Expenses
Comparison of the Six Month Period ended June 30, 2020 and 2021
Other operating income/expenses changed from income of €0.1 million in the six months ended June 30, 2020 to income of €0.4 million in the six months ended June 30, 2021.
Comparison of the Year ended December 31, 2019 and 2020
Other operating income increased from €0.2 million in 2019 to €0.3 million in 2020. In 2020, other operating income mainly included agency fees from a conversion offer, which allowed selected customers who made advance payments to enter into a lease agreement with Renault for a Renault ZOE and to use their advance payments to partly offset their lease payments, donations, statutory reimbursements for personnel expenses and government grants. This conversion offer ended in 2020.
Other operating expenses amounted to €0.3 million in 2020 and solely included expenses relating to a project termination with a supplier.
Operating Loss, Loss for the Period
Comparison of the Six Month Period ended June 30, 2020 and 2021
Operating loss increased from €8.9 million in the six months ended June 30, 2020 to €23.0 million in the six months ended June 30, 2021, primarily due to an increase in cost of research and development and general and administrative expenses. Subtracting other interest and similar income and subtracting interest and other expenses and tax on income, loss for the period increased from a loss of €9.8 million in the six months ended June 30, 2020 to a loss of €25.7 million in the six months ended June 30, 2021.
Comparison of the Year ended December 31, 2019 and 2020
Operating loss increased from a loss of €9.3 million in 2019 to a loss of €54.0 million in 2020 primarily due to an increase in personnel expenses resulting from the implementation of our CSOP, the development of our new prototypes and professional services primarily relating to the preparation and audit of our consolidated financial statements and other professional services relating to the issue of our pre-IPO mandatory convertible bonds and this offering. Subtracting other interest and similar income and subtracting interest and other expenses and tax on income, loss for the period increased from a loss of €10.0 million in 2019 to a loss of €56.0 million in 2020.
Liquidity and Capital Resources
As of June 30, 2021, we had cash and cash equivalents of €26.1 million compared to €43.3 million as of December 31, 2020. Our cash and cash equivalents consist primarily of cash in bank accounts.
We are in the process of developing a solar electric vehicle, the Sion. We currently do not generate any revenue from our operations. We incur, however, significant expenses related to the development of the Sion, refinement of our technology, marketing activities and general and administrative functions. In order to cover these expenses and prepare for production of the Sion, we rely on external financing and expect to continue to rely on external financing. We have mainly raised capital in the form of equity or debt capital. We have also raised capital through advance payments on reservations for the Sion. We may, however, not be able to access all of these advance payments, as some of the customers used PayPal for their advance payments. Since March 2020, we have no access to these amounts reserved by PayPal in line with PayPal’s relevant terms and conditions and it is unclear when these amounts will be released to us. As we expect a payment of these funds by PayPal to us within the next twelve months, these funds at PayPal have been classified as current financial assets. Customers may also cancel their reservations for the Sion, in which case we will have to refund the advance payment. We have also raised funds through the placement of pre-IPO mandatory convertible bonds. Finally, we have received limited grants from government agencies and similar bodies like the EU for participation in specific research and development projects. As of June 30, 2021, our cash and cash equivalents amounted to €26.1 million. During the six months ended June 30, 2021, net financing was received from advance payments from customers of €0.9 million and proceeds from the issue of shares to private investors of €1.5 million. Our ability to raise external financing has been, and will continue to be, highly dependent on further progress in the development of the Sion and successful communication to potential external investors.
Our ability to continue as a going concern is largely dependent on our ability to raise additional funds through debt or equity transactions, additional advance payments, or other means, and ultimately, to achieve serial production of the Sion. It is uncertain if sufficient financing can be obtained to continue as a going concern and further to achieve serial production of the Sion. Our forecast cash required to fund operations, excluding future financing efforts, indicates that we do not have sufficient funds to support operations through the twelve-month period from the date of issuance of the condensed consolidated interim financial statements included in this prospectus. Accordingly, there is substantial doubt about our ability to continue as a going concern within twelve-months from the date of issuance of these financial statements. Based on the cash position as of August 31, 2021 and our business plan, excluding any targeted proceeds from an initial public offering, as of August 31, 2021, the Group would become insolvent by December 2021 or shortly thereafter if no additional financing can be raised.
We plan to address this going concern uncertainty by raising the required financing through this offering, where we seek to raise sufficient funds to finalize the development of the next generation prototype, the so-called generation III, which is the basis for the serial production and thus an important milestone in our business plan. As further financing is currently uncertain, the IPO proceeds will also be used to maintain liquidity until May 2023 to meet legal financial obligations, to pay ongoing overhead cost and to maintain going concern of the Company until May 2023. Additional financing will be necessary to undertake additional development activities for the car and solar technology to begin serial production and pay overhead costs.
See also Note 3.1 to the condensed consolidated interim financial statements as of and for the six months ended June 30, 2021 included this prospectus.
Consolidated Cash Flow Statements
The following table shows selected information taken from our consolidated cash flow statements for the years ended December 31, 2019 and 2020 and for the six months ended June 30, 2020 and June 30, 2021:
	For the year ended December 31,		For the six months ended June 30
	2020	2019(1)	2021	2020
	(in € millions)		(in € millions)
Net cash flows from operating activities	(1.2)	(8.8)	(17.8)	11.9
Net cash flows from investing activities	(0)	(1.1)	(0.5)	(0)
Net cash flows from financing activities	44.1	8.8	1.2	3.1
Net (decrease) increase in cash and cash equivalents	42.9	(1.1)	(17.1)	15.0
Cash and cash equivalents at the beginning of the financial year	0.4	1.5	43.3	0.4
Cash and cash equivalents at end of year	43.3	0.4	26.1	15.4

(1)
Net cash flows from operating activities, net cash flows from investing activities and net cash flows from financing activities were restated for 2019 due to a change in accounting policies in accordance with IAS 8 (Accounting policies, changes in accounting estimates and errors) with respect to a reclassification of advance payments received by customers from financial liabilities in accordance with IFRS 9 to contract liabilities in accordance with IFRS 15. Please also refer to Note 4 to the consolidated financial statements included in this prospectus.

Net cash flows from operating activities
Comparison of the Six Month Period ended June 30, 2020 and 2021
Net cash flows from operating activities decreased from a cash inflow of €11.9 million in the six months ended June 30, 2020 to a cash outflow of €17.8 million in the six months ended June 30, 2021. This change was mainly due to high cash inflows from advance payments received from customers in the six months ended June 30, 2020, which did not recur in the six months ended June 30, 2021 and an increase in the cash effective loss for the period.
Comparison of the Year ended December 31, 2019 and 2020
Net cash flows from operating activities increased from a cash outflow of €8.8 million in 2019 to a cash outflow of €1.2 million in 2020. An increase in the cash effective operating loss of €10.0 million in 2019 to €56.0 million in 2020 adjusted for non-cash items (primarily relating to expenses for our CSOP) as well as a cash outflow relating to an increase in other assets was offset by a cash inflow of €26.4 million relating to an increase of reservations with advance payments from our customers.
Net cash flows from investing activities
Comparison of the Six Month Period ended June 30, 2020 and 2021
Net cash flows from investing activities decreased from a cash outflow of €0.0 million in the six months ended June 30, 2020 to a cash outflow of €0.5 million in the six months ended June 30, 2021, primarily due to a decrease of cash outflows relating to purchase of property, plant and equipment.
Comparison of the Year ended December 31, 2019 and 2020
Net cash flows from investing activities increased from a cash outflow of €1.1 million in 2019 to a cash outflow of €0 million in 2020, primarily due to a decrease of cash outflows relating to purchase of property, plant and equipment, which decreased from €1.1 million in 2019 to €0.0 million in 2020.
Net cash flows from financing activities
Comparison of the Six Month Period ended June 30, 2020 and 2021
Net cash flows from financing activities decreased from a cash inflow of €3.1 million in the six months ended June 30, 2020, which mainly included proceeds from borrowings, to a cash inflow of €1.2 million in the six months ended June 30, 2021, which mainly included proceeds from issues of shares.
Comparison of the Year ended December 31, 2019 and 2020
Net cash flows from financing activities increased from a cash inflow of €8.8 million in 2019 to a cash inflow of €44.1 million in 2020, primarily due to an increase of proceeds from the issue of shares to private investors and from borrowings in connection with our last funding round before this offering.
Financial Liabilities
The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments as of June 30, 2021:
	Carrying amount	Less than 1 year	1 - 5 years	More than 5 years
	(in € millions)
Trade and other payables	6.9	6.9	—	—
Loans and participation rights	5.8	2.1	9.0	—
Convertible notes	8.5	—	—	—
Lease liabilities	3.3	0.3	1.3	0.6
Total	24.5	9.3	10.3	0.6
Changes in Accounting Policies and Disclosures
In 2019, we accounted for advance payments from customers as financial liabilities in accordance with IFRS 9. In 2020, due to the frequency of these transactions, we re-evaluated and determined that these advance payments should have been accounted for as contract liabilities in accordance with IFRS 15 due to our commitment to deliver a vehicle to customers (if they choose so) in exchange for their advance payment.

In accordance with IAS 8 (Accounting policies, changes in accounting estimates and errors) this change in accounting policy has been applied retrospectively.
Certain new accounting standards and interpretations have been published that are not mandatory for the consolidated financial statements as of December 31, 2020 and have not been early-adopted by us. These standards are not expected to have a material impact on the Company’s consolidated financial statements in the current or future reporting periods and on foreseeable future transactions.
Significant Accounting Judgments, Estimates and Assumptions
The preparation of our consolidated financial statements in accordance with IFRS as issued by the IASB requires us to make judgments, estimates and assumptions that affect the reported amounts in the consolidated financial statements. We continually evaluate our judgments and estimates in relation to assets, liabilities, contingent liabilities and expenses. We base our judgments and estimates on historical experience and on other various factors, we believe to be reasonable under the circumstances, the result of which forms the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.
In the process of applying the accounting policies, we have made the following judgments, which have the most significant effect on the amounts recognized in our consolidated financial statements.
Going Concern
We assessed our ability to continue as a going concern and evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern using all information available about the future, focusing on the 12 months following the issuance date of the condensed consolidated interim financial statements.
As of June 30, 2021, we had an accumulated a deficit according to IFRS of €108.8 million (December 31, 2020: €83.1 million), of which €28.1 million was not covered by equity (December 31, 2020: €5.0 million). Historically, we have financed our operations primarily through capital raises and with loans from shareholders and private investors as well as through advance payments received from customers. Since our inception, we have incurred recurring losses and negative cash flows from operations.
In the six months ended June 30, 2021, we had net losses for the period of €25.7 million (€9.8 million in the six months ended June 30, 2020). We expect to continue to generate operating losses for the foreseeable future until the start of production of the Sion and possibly later. While we seek to increase monetization of our technology, we do not anticipate that we will generate commercial revenue or positive operating cash flows from vehicle sales of the Sion until the start of production or later. Management anticipates in its current plan that the Sion will generate high one-digits gross margins in the mid-term after start of production (SOP). In addition, management expects revenues from emission certificate pooling under relevant EU regulations on CO2 target emissions (“CO2 pooling”) and from the monetization of their solar technology and other expected revenues from after-sales and the sharing business.
Our ability to continue as a going concern is largely dependent on our ability to raise additional funds through debt or equity transactions, additional advance payments, or other means, and ultimately, to achieve serial production of the Sion. It is uncertain if sufficient financing can be obtained to continue as a going concern and further to achieve serial production of the Sion. Our forecasted cash required to fund operations, excluding future financing efforts, indicates that we do not have sufficient funds to support operations through the twelve month period from the issuance date of these financial statements. Accordingly, there is substantial doubt about the Group’s ability to continue as a going concern within twelve-months from the issuance date of our condensed consolidated interim financial statements as of and for the six months ended June 30, 2021. Based on our cash position as of August 31, 2021 and our business plan as of August 31, 2021 and excluding any proceeds from this offering, we will become insolvent by December 2021 or shortly thereafter if no additional financing can be raised.
Securing the financing of development activities and operations represents an ongoing challenge for us. Structural changes in the German and international automotive industry in the recent past as well as changes in the capital markets have made it difficult to attract large, strategic investors. Additionally, the ongoing corona virus-pandemic may negatively affect our business, liquidity and financial position going forward, as further described Note 3.2 to the unaudited condensed consolidated interim financial statements included in this prospectus and in the section “Risk Factors.”
We intend to address this going concern uncertainty by raising the required financing through this offering. We expect to use the expected proceeds mainly to finalize the development of our next generation prototype, the so-called generation III, which is the basis for the serial production and thus an important milestone in our business plan. As further financing is currently uncertain, the expected proceeds from this offering will also be used to maintain liquidity until May 2023 (including a reserve of €39 million to maintain the ability to repay customer advance payments) to meet legal financial obligations, to pay ongoing overhead cost and to maintain going concern of the Company until May 2023. Additional financing will be necessary to undertake additional development activities for the Sion and solar technology to begin serial production and pay overhead costs.
The timely raising of funding through this IPO of at least €149 million as well as obtaining further required financing, based on management’s current estimates, of at least €205 million (by way of a second offering or other means of financing) is crucial for our ability to achieve start of serial production within the first half of 2023. For the period after start of production, we expect that the operating business can stay solvent primarily based on the anticipated sales and (if necessary) further financing means such as a working capital credit line. There is no certainty that we will be successful in obtaining sufficient funding on terms acceptable to us or even obtain additional funding at all. If we are unable to obtain additional funding in due time, for example if the IPO is unsuccessful or an insufficient amount is raised in the IPO transaction, or an unsuccessful follow-on offering or inability to raise other means of funding or if funding needs increase beyond the current projections, we will be forced to delay, reduce, or eliminate some or all of our development activities and production efforts and, subsequently, will be subject to cancellations and demands for repayment of advance payments received from customers and other financing received, which will lead to a liquidity shortage or may even lead to the insolvency of the Sono Group.
Our unaudited condensed consolidated interim financial statements included in this prospectus have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. Our condensed consolidated interim financial statements as of and for the six months ended June 30, 2021 do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may result from the outcome of this uncertainty.
Remuneration based on shares (share-based payments)
For equity-settled share-based payment transactions we initially measure on the grant date the fair value of the services received by reference to the fair value of the equity-settled instruments granted. The fair value measurement of the stock options for the equity-settled share-based transactions requires assumptions about the relevant input data for the use of the Black-Scholes model for the pricing of the transactions. The expected life of the stock options is based on current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility was based on an evaluation of historical volatilities of comparable listed peer group companies. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the stock options is indicative of future trends, which may not necessarily be the actual outcome. For further details about the input factors see note 10.3 Remuneration based on shares (share-based payment) in our consolidated financial statements included elsewhere in this prospectus.
Impact of COVID-19
We cannot yet foresee the full extent of COVID-19’s impact on our business and operations and such impact will depend on future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. The effects could have a material impact on our results of operations, liquidity and capital management. We will continue to monitor the situation and the effect of this development on our liquidity and capital management. At the same time, we have taken actions to maintain operations and protect employees from infection. In 2020, COVID-19 had a slightly negative impact on order and advance payments received from customers. Based on the most current information available, we expect COVID-19 to continue to negatively impact orders and advance payments received from customers in 2021.
Sono Points
We use advance payments made by customers in connection with reservations to finance our operations. Reservations entitle customers to conclude a contract for the purchase of the Sion. A customer can withdraw from the reservation if he or she decides not to conclude the purchase contract or we have not offered a purchase contract by the respective date defined by the underlying terms and conditions. In December 2019, we launched a crowdfunding campaign with the aim of raising a predefined target amount. In connection with the campaign, so-called Sono Points were introduced and communicated on December 15, 2019. Our three founders, Laurin Hahn, Navina Persteiner and Jona Christians, announced that they would be giving a majority of their profit participation rights (the voting rights remain with the founders), equaling 64.07% of all profit participation rights at the relevant point in time (as of December 31, 2019) to a “community pool”, from which the so-called Sono Points would be awarded. The number of Sono Points, through which the participants in the crowdfunding and pre-orders should participate in the community pool depends mainly on the time and amount of the individual deposit. The maximum number of possible Sono Points in total is not limited. In case a Sono Point holder should revoke or withdraw from the reservation or should revoke or withdraw from the purchase contract concluded on the basis of the reservation, the Sono Points will expire.
According to the current assessment of our management board (based on legal assessments), our management board concludes that Sono Points do not impact us as the obligation relates only to the founders. For more information on Sono Points, please see “Risk Factors—Regulatory, Legal and Tax Risks—We may be subject to litigation or other legal proceedings that could cause us to spend substantial resources and disrupt our business.” and Note 5.11.4 to the consolidated financial statements as of and for the year ended December 31, 2020 included in this in this prospectus.
Recoverability of Deferred Tax Assets in Relation to Loss Carryforwards
We have substantial carry-forward tax losses resulting from our negative taxable income in 2020, 2019 and prior fiscal years. These tax losses represent start-up losses as a result of establishing our business. Based on our current business plan and budget, estimated future taxable income after the start of production will not be sufficient to recover these carried-forward losses. Accordingly, we did not recognize deferred tax assets as of December 31, 2019 or December 31, 2020. The tax losses can generally be carried forward indefinitely and have no expiry date. However, only up to 60% of the taxable income, to the extent such taxable income exceeds an amount of €1 million, may be offset against carry-forward tax losses. The remaining 40% of the taxable income are subject to corporate income and trade tax under the so-called minimum taxation rules. Taxable income for corporate income tax and trade tax purposes of up to an amount of €1 million could fully be offset against tax loss carry-forwards. We currently expect to generate positive taxable income from 2024 onwards. Due to our corporate reorganization, however, we will be able to use these tax losses only up to the amount that hidden reserves existed at the time of the corporate reorganization.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, credit risk, liquidity risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see Note 9.1 to the consolidated financial statements included in this prospectus.
Internal Control Over Financial Reporting
Historically, we have been a private company and did not maintain the internal accounting and financial reporting resources necessary to comply with the obligations of a public reporting company, including maintaining effective internal control over financial reporting. In connection with the audits of our consolidated financial statements for the years ended December 31, 2019 and 2020, we identified multiple material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or condensed consolidated interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that were identified primarily related to (i) a lack of consistent and proper application of accounting processes and procedures; (ii) the design and operating effectiveness of information technology general controls for information systems that are significant to the preparation of our consolidated financial statements; (iii) a lack of review and supervision; (iv) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience; (v) clearly defined control processes, roles and segregation of duties within our finance and accounting functions. These deficiencies constitute material weaknesses in our internal controls over financial reporting in both design and operation.
As a result of the material weaknesses, we
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made journal entries without proper underlying documentation and failed to identify adjustments in various areas, including, but not limited to, capitalization of intangible assets;

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did not maintain accurate customer and creditor data, did not remit correct VAT declarations, made disbursements for which the Company did not retain sufficient supporting documentation, including underlying invoices;

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did not have sufficient knowledge of IFRS, including understanding of new accounting standards, in order for the preparation of consolidated financial statements in accordance with IFRS and consideration of the impact of changes on our internal control over financial reporting;

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did not have an effective risk assessment process to identify and assess the financial reporting risks caused by changes in the operating environment, business operations, personnel or IT systems and to make necessary changes to our financial reporting processes and related internal controls to manage those risks;

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did not design control activities that are responsive to the identified fraud risks, including the risk of bias and management override of controls; and

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did not have a proper process in place to sufficiently and timely identify and assess new events and transactions in order to consider necessary adjustments to our system of internal control over financial reporting.

We have initiated a remediation plan to address these material weaknesses. As part of this plan, we intend to hire additional senior level and staff accountants to implement robust processes and provide us with additional technical expertise. In the interim, we will continue to engage third parties as required to assist with technical accounting and tax matters. Additionally, we intend to develop and implement robust accounting policies, internal control procedures and provide additional training to our accounting and finance staff. We will improve the document management process. While we are working to remediate the weaknesses as quickly and efficiently as possible, we cannot at this time, provide an estimate of the timeframe we expect in connection with implementing our plan to remediate this material weaknesses. See also “Risk Factors—Risks Related to our Initial Public Offering and Our Common Shares—We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate the material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.”

BUSINESS
Our Mission: Solar on Every Vehicle
We envision a world without burning fossil fuels. Our mission is: “Solar on Every Vehicle.” Our business was founded by three friends who shared a passion for finding a solution to climate-friendly, innovative and yet affordable mobility. The goal was to develop a solar powered, family-sized car for the mass market. To realize this vision, our founders assembled an experienced team of engineers, designers, technicians, and industry experts who spent years developing a solar technology suited for mobility applications. We developed and tested several prototypes to advance and refine our technology and enlisted driver feedback to create a design that would be simultaneously functional, convenient to operate, environmentally sustainable, and affordable.
From this process the Sion and our proprietary solar technology were born. A Sion is a solar electric vehicle, designed with a view to be accessible by everyday consumers and to be shared. Our technology allows us to integrate solar panels into the Sion’s bodywork to capture energy from the sun and store it in the Sion’s onboard battery. We believe the Sion unlocks the potential of solar energy in a car and advances our goal of providing a net-zero-emission vehicle solution for the mass market. We seek to license and sell our proprietary solar technology to a wide array of customers such as manufacturers of buses, trucks, camper vans, trains and even boats, in order to accelerate the transition towards sustainable transport and in order to have a second independent revenue stream.
Overview
We believe we are a pioneer and technological leader in the field of solar-powered electric mobility. We are in the process of developing and commercializing a disruptive solar technology that would allow every vehicle to benefit from solar power. We intend to use this technology to create our solar- and battery-powered vehicle that we call the Sion. In parallel, we are in the process of starting to license and sell our proprietary solar technology to other manufacturers for different use cases, such as buses, trucks, camper vans, trains and even boats, in order to accelerate the transition towards sustainable transportation. We intend to generate revenues from the sale of our vehicles and, in the first production cycle, from emission certificate pooling as well as from the monetization of our proprietary solar technology.
Our disruptive solar technology allows for full solar integration. In the process of developing the Sion, we soon realized that the available solar technology was not well-suited for mobility applications. Traditional solar technology relies on glass to cover the solar cells. Glass is, however, heavy, not sufficiently flexible, expensive and dangerous in crash situations. Our polymer technology solves these issues. It is lightweight, allows for flexible surface integration, is affordable due to fast and lean production and avoids/eliminates the risk of bodily harm caused by broken glass. We have also developed other critical components for the use of solar technology in mobility applications. We have developed our own on-board charger and, through our maximum power point tracker central unit, or MCU, solved the issue that solar cells will be mounted on different parts of the exterior, which will lead to uneven exposure to sunlight. Our technology allows for the seamless integration of solar cells into the body of a car, such as the Sion, and the charging of its battery through the power of the sun. However, our technology is much more versatile, and its use cases extend far beyond passenger cars, allowing for grid-independent charging and a reduction of running costs or total costs of ownership, in transport related use cases, such as trucks, buses, recreational vehicles or boats. We have started to market our technology to other mobility or transport manufacturers. We have received indications of interest and first purchase orders and shipped pre-production samples to a customer. Our manufacturers may also benefit from our technology. They may use our technology to retrofit existing vehicles, to extend the range of battery electric vehicles, or BEVs, for new production vehicles or to comply with emission regulations. The transport and logistics industries in particular are very focused on total cost of ownership, where our solar integration can reduce running cost significantly. We have several patents granted or within the filing-process protecting our proprietary technology. Additionally, we have up to four years of advanced development ahead of who we believe to be our relevant competitors thanks to the patents, the testing of almost a large number of different polymer materials and the several relevant components for full solar integration, such as our on-board charger and MCU.
We expect that the Sion will be convenient to operate and comparatively affordable providing it with the potential to disrupt the market. It will have the ability to recharge itself using solar energy panels installed on the exterior that leverage our polymer-based solar technology. We expect that solar power will reduce the number of charging intervals and, depending on the vehicle’s usage profile, may even eliminate the need for battery charging, positioning us to benefit from a significant competitive advantage over conventional electric vehicles. The Sion’s polymer exterior significantly reduces the need for expensive metal-stamping tools and machinery costs, and the integration of solar modules into the bodywork eliminates the need for a costly paint shop, which helps us to offer the Sion at a comparatively low initial net entry price of €21.4 thousand. Consistent with our mission to lower CO2 emissions, each Sion will be outfitted with technology that can connect to our car- and ride-sharing networks through our proprietary hardware and software solutions.
To make the Sion affordable for the mass market without compromising security or quality, we do things differently and, we believe, much more efficiently and sustainably than traditional car manufacturers or other pure EV manufacturers. We rely on a one-variant-only vehicle, third party production and business-to-consumer direct distribution, which we believe will enable us to maintain relatively low overhead costs, significantly reduce our capital expenditures, and position us to become a price-value leader compared to competitors’ offerings in the relevant car segments. We envision the Sion as a one-variant-only model. All Sions will have the same exterior color and vehicle features, and will rely on existing off-the-shelf component parts from established automotive suppliers, such as Vitesco Technologies German GmbH (a former subsidiary of Continental AG), Hella GmbH & Co. KGaA and Casco Schoeller GmbH, resulting in economies of scale through the partial elimination of development costs, reduced purchasing and manufacturing complexity, reduced logistical challenges and inventory costs, and lower risks associated with quality control and testing, all of which should facilitate more rapid growth of our operations and positions us to offer the Sion. The production of the Sion will be outsourced to a contract manufacturer at the former Saab Automobile AB (“SAAB”) plant in Trollhättan, Sweden. Our goal is to offset 100% of the CO2 emissions generated by the production of the Sion and our future vehicle models, with a view to achieving full CO2 neutrality during the production cycle. Rather than relying on dealerships to sell the Sion, we intend to rely on what we consider to be an innovative and effective way to sell directly to customers through our online platform. Customers can view the Sion, book a test drive and engage and place orders directly with us. As of August 31, 2021, we had more than 14,000 reservations with advance payments totaling €38.8 million from our customers up from €37.9 million as of June 30, 2021. These reservations correspond to a net sales volume of approximately $360 million. However, our customers may cancel their reservations without penalty according to our general terms and conditions, if no binding purchase agreement has been concluded by an agreed deadline, which varies. Some reservations are already cancellable as of the date of this prospectus. We intend to begin delivering cars in the first half of 2023 and thereby fulfill customer reservations. See also “Risk Factors—Risks Related to Our Business and Operations—Any delay in commercial production of the Sion could adversely affect us.”
With respect to our solar technology licensing, we have shipped the first products to a customer in September 2021. With respect to the Sion, we are still in the pre-production phase and presented the second fully functional prototype generation in January 2021. The funding that we expect to obtain from this offering will not be sufficient to secure our needs through the start of production of the Sion. Assuming that we are able to raise the amounts we still need following this offering, we currently plan to commence commercial production of the Sion in the first half of 2023. For the six months ended June 30, 2021, we had a loss for the period of €25.7 million, compared to a loss for the period of €9.8 million in the six months ended June 30, 2020. Our loss for the period for the year ended December 31, 2020 was a loss of €56.0 million. We have incurred net losses since our inception in March 2016, resulting in an accumulated deficit of €108.8 million as of June 30, 2021. We believe that we will continue to incur losses and depend on external financing in the foreseeable future at least until we commence material deliveries of the Sion and the time when we significantly scale our operations, including the monetization of our solar technology.
Our Market Opportunity
We believe that more needs to be done to slow down global warming and that new technologies are needed to reduce CO2 emissions.
Our Market Opportunity Related to Our Solar Technology
For the solar application market, we believe solar integration will be the logical next step for every pure electric vehicle. The recent decline in solar production prices as well as the increase in efficiency of solar cells finally enable solar integration to have a meaningful impact on ranges and autonomy of electric vehicles. Additionally, the steep increase in electric vehicle sales and the relatively slower increase in charging stations will create a bottleneck for the adoption of electric vehicles on a larger scale. We believe that even within the next few years, people living in apartments without private access to charging will be reluctant to buy electric vehicles due to uncertainty they will be able to find relevant charging options. This will put even more focus on electric vehicles with solar integration.
Other users, such as building owners, already see the power of solar integration to reduce energy consumption and, accordingly, total cost of ownership. As more means of transport, including ships, trucks, vans and buses switch to electric engines, the benefit of solar integration will, we believe, become increasingly clear and important to market participants over the coming years.
Our Market Opportunity Related to the Sion
We believe that political and regulatory pressure to reduce CO2 emissions will lead to lower demand for combustion engines and will increase demand for new technologies, such as battery electric vehicles. The global total market share for battery electric vehicles is expected to increase from 2.7% in 2020 to 58% in 2040, when 54 million battery electric vehicles are expected to be sold according to BloombergNEF. Within Europe, the market share of battery electric vehicles is expected to reach 35-45% by 2030, according to McKinsey & Co. Several fundamental trends are expected to drive this increase, including increasing awareness concerning environmental matters and sustainable energy, urbanization and more stringent emissions regulations. Technological innovation, such as more efficient ways to produce batteries, longer battery lifetime and breakthroughs in solar technology are expected to enable mass market adoption.
According to a report by McKinsey & Company, the COVID-19 pandemic has prompted many governments to increase consumer incentives for electric vehicle purchases as part of economic stimulus programs. In Germany, for example, purchase-price subsidies for new electric vehicles can exceed €9,000 per vehicle. Most recently, as of January 1, 2021, European Union, or EU, regulations now impose their most stringent ever CO2 emission limits on all new passenger cars registered in the EU. We believe we are well positioned with the Sion to benefit from these market opportunities as we intend to offer net-zero-emissions solar-powered electric mobility to the mass market at a comparatively affordable price. The following graphic summarized what we believe to be growth catalysts and enablers.
Limitations of Products Offered by Market Incumbents
We believe that the products offered by many of the incumbent manufacturers suffer from the following limitations and do not reflect current and projected trends in consumer demand and ignore recent developments in solar technologies.

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Lack of innovative solutions from traditional players: Traditional car, truck or bus makers typically do not develop a new car from scratch, but rather refine and improve their existing models and technologies. We believe that this approach has hindered fundamental innovation, which can only be achieved in an efficient and sustainable manner if old structures are discarded.

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Global warming and reduction of CO2 emissions: Cars, trucks, buses and boats with internal combustion engines are a significant contributor to total CO2 emissions, the main greenhouse gas that contributes to global warming. We believe that climate-friendly and affordable electric mobility is critical for achieving sustainable mobility and an attractive customer proposition.

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Increasing demand for mobility solutions and resource conservation: The world’s population continues to grow. Providing mobility solutions to an increasing population in light of the world’s limited resources requires sustainable mobility concepts, such as easily accessible car-sharing and ride-pooling solutions.

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Lack of sufficient charging infrastructure: Existing battery electric vehicles depend strongly on a limited number of charging stations. Many traditional carmakers believe the main solution to decreasing the dependency on charging infrastructure to be an increase in expensive battery capacity. Bigger batteries significantly increase both the price and the weight of the respective vehicle. As a result, battery electric vehicles either do not fulfill customers desires for sufficient range or become too expensive for the mass market.

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Insufficient adaptation of solar technology for mobility use cases: Generally, the available solar technology is not well-suited for mobility applications. Traditional solar technology relies on glass to cover the solar cells. Glass is, however, heavy, not sufficiently flexible, expensive and dangerous in crash situations. There is a lack of readily available technology that efficiently controls the interconnection between various solar panels that are mounted on a non-flat surface so that the impact angles of the sun rays differ. For commercial vehicles, no relevant solar integration solution exists that would allow vehicle operators to reduce their costs of ownership.

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Limited affordability of clean mobility technologies: Alternative and environmentally friendly mobility technologies have historically been expensive and are not ready for the mass market, in the case of electric vehicles primarily due to high battery prices and immature charging infrastructures in many markets. We want to be the first company to offer an affordable, practical, electric family vehicle with solar-recharge capabilities for the mass market.

Our Solution
We believe we are well positioned to address current market dislocations and to capture demand from consumers who desire a convenient and affordable car ownership experience and from manufacturers who seek access to disruptive solar technology for mobility application. Our solar technology is well-suited to provide benefits to most means of powered transport, especially new electric alternatives.
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Innovative clean technology solutions: We believe we are a technological leader in solar-powered electric mobility. We consider ourselves to be the first company to develop a sophisticated concept for the full integration of polymer solar modules in a vehicle exterior. These polymer solar modules eliminate the need for heavy glass in a solar panel and allow for more flexibility. In addition, we have developed various other innovative technological solutions, including solutions for bidirectional charging, car-sharing and ride-pooling. We intend to include these technologies in the Sion, but will also monetize them separately.

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Suitable for everyday use: We have designed the Sion as a family vehicle based on an intelligent use-of-space concept. In developing the Sion, we have centered the design around our polymer-based solar technology. Based on our current development targets, the Sion is expected to have an electric battery range based on the worldwide harmonized light vehicles test procedure (WLTP) standard of up to 305 kilometers, or 190 miles. The seamlessly integrated solar modules are expected to provide additional range and significantly reduce dependency on charging infrastructures, potentially allowing customers to save money on private charging stations as some of the energy used to power the Sion is produced for free from sunlight or reduce their dependence on public charging infrastructure. We believe the reduction of external charging cycles compared to ordinary battery electric vehicles, together with the Sion’s comparatively low entry price, will make the Sion suitable for the mass market and everyday use and an especially attractive option for urban commuters. All expected battery ranges for the Sion included in this prospectus are based on the WLTP. The WLTP methodology differs from the US EPA’s testing methodology, which typically has lower ranges than those determined using the WLTP standard.
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Affordable for average consumers: The Sion will initially be available at a comparatively low net entry price of €21.4 thousand and is expected to position us to become the price-value leader in the relevant car segment based on total costs of ownership calculations performed by the German automobile club and by us. We believe that the ownership cost advantage, together with the Sion’s lower dependency on public or private charging infrastructures compared to normal battery electric vehicles, will provide the Sion with a competitive edge. Our competitors’ electric vehicles that are currently available, and that are expected to be launched in the relevant car segments in the near future, are expected to be significantly more expensive to purchase and operate than the Sion.

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Heightened independence: Our technology will allow vehicles to generate power from the sun. This will decrease the dependence on charging infrastructure and the number of charging intervals and, depending on the vehicle’s usage profile, may even eliminate the need for battery charging and may allow for the use of batteries with less capacity than in traditional battery electric vehicles.

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Disruptive solar technology: Our polymer technology has been developed for car and transport applications. It is lightweight, allows for flexible surface integration, is affordable due to fast and lean production and avoids/eliminates the risk of bodily harm caused by broken glass. We have also developed other critical components for the use of solar technology in mobility applications. We have developed our own on-board charger and, through our MCU, solved the issue that solar cells will be mounted on different parts of the exterior, which will lead to inhomogeneous exposure to sunlight.

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Sustainable and responsible mobility: The operation of the Sion itself will not emit any CO2 or other greenhouse gases and will align with our vision of sustainable and responsible electric mobility. We expect that operation of the first generation of Sions (including facelifts), which we currently estimate to be 260,000 vehicles, will save approximately 20 million tons of CO2 compared to the operation of internal combustion engine cars and taking into account expected car sharing. We currently expect that all production-related greenhouse gas emissions, which cannot be avoided or reduced along our supply chain and during the production process of the Sion will be fully neutralized through relevant offsetting measures.

Our Strengths
We believe the following combination of strengths, capabilities and features of our business model will distinguish us from our competitors and position us to successfully tap into the market for sun-powered mobility solutions.
Proprietary technology aimed at harnessing solar energy:   Finding solutions that allow for the efficient use of solar power in mobility applications requires departing from traditional solutions and approaches. Solar cells are typically inflexible and developed for flat surfaces that have the same exposure to sunlight, such as rooftops. Through a multi-year development and testing process, our solar experts and automotive engineers developed a technology that embeds solar cells in polymer instead of glass, making the cells more flexible, lighter, less expensive, and more efficient than any other solar solution available today. As a result, our solar modules can be seamlessly integrated into all major surface areas of the Sion to optimize sunlight capture and are well-suited for use in other mobility settings, such as trucks, buses or boats. Solar-power will allow vehicles, such as the Sion, to operate with less dependency on battery charging infrastructures and a reduced number of loading cycles compared to ordinary battery electric vehicles. Our solar modules will also allow us to replace the traditional metal sheet exterior and eliminate the need for costly paint jobs. The layer of polymer on top of our solar cells provides protection against impact and damage, such as scratches. Patents and know-how will protect our solar technology, making it difficult for potential competitors to provide similar solutions without licensing our technology.
Benefit from position as a technology leader.   Based on the experience we have gained from developing and testing our Sion prototypes, we believe that we are well positioned to offer a one-stop-shop solution.

Our plan is to be able to realize solar integration in vehicles, from product development to the provision of services. We are able to deliver customized solutions that meet the requirements and needs of potential customers. Our on board charger together with our high efficiency solar modules result in a highly efficient system, delivering outstanding power per square foot ratios.
Positioned to capture untapped affordable electric vehicle market poised for growth:   The market for electric vehicles is expected to show strong growth over the next ten or more years. This expected growth will be driven by a number of trends, including expected increasing convergence of production costs for electric cars and cars with internal combustion engines, consumer awareness of environmental concerns and sustainable energy and regulatory incentives aimed at promoting a shift to electric mobility. Within the market for electric vehicles, we believe that solar-powered electric mobility will be the next key trend. We are a solar-based electric mobility innovator with a clear focus on advancing solar technology. We do not have a design legacy that defines our brand, giving us the freedom to design the Sion with a focus on solar cell integration. The Sion’s net entry price of €21.4 thousand, coupled with its expected electric battery range based on the WLTP standard of up to 305 kilometers, or up to 190 miles, and its solar-charging capability, set the Sion apart from other electric mobility options. As a result, we believe that the Sion has the potential to be the first solar electric vehicle to meet the demands of a mass market.
Pre-orders demonstrate consumer support:   We have built what we believe is a vibrant and loyal community of potential customers. Potential customers can participate in online discussions with us and cast votes indicating their preference for certain features on the Sion. The traction we have gained among potential customers is evidenced by a significant number of pre-orders, which we believe provides commercial validation of our model and revenue momentum. As of August 31, 2021, we had received approximately 14,000 reservations with €38.8 million in advance payments up from €37.9 million as of June 30, 2021. These reservations correspond to a net sales volume of approximately €300 million. However, our customers may cancel their reservations without penalty according to our general terms and conditions, if no binding purchase agreement has been concluded by an agreed deadline, which varies by customers. Some reservations are already cancellable as of the date of this prospectus.
Lean, efficient and agile production model contains costs and promotes scalability:   Our production model was intentionally structured to align with our goals. We believe in plant sharing, in utilizing off-the-shelf component parts, and in a one-variant-only approach as ways to maintain relatively low overhead costs, significantly reduce our capital expenditures, and to become the price-value leader in the Sion’s car segment. We intend to maintain an asset-light outsourced production model and plan to produce the Sion in the former SAAB plant in Trollhättan, Sweden, so we will not have to invest in purchasing, operating or maintaining our own manufacturing facilities. We also intend to generate cost savings by producing a single, standardized vehicle model and by sourcing off-the-shelf component parts, such as the electric motor, mirrors, tires and car seats, from established automotive suppliers rather than engineering custom parts ourselves. We believe this approach will allow us to benefit from economies of scale and comparatively low component part prices so that we can pass these savings on to our customers. We estimate that the combination of these initiatives will allow us to realize up to approximately €500 million in aggregate cost and capital expenditure avoidance. We believe our production model will reduce purchasing and manufacturing complexity, logistical challenges and inventory costs, and minimize risks associated with quality control and testing, all of which should facilitate rapid growth of our operations.
Founder-led management team that includes industry experts with a clear growth mission:   We are led by our founders, which gives us an outstanding combination of stability and a strong entrepreneurial corporate culture that fosters our common vision of affordable and sustainable electric mobility. Our founders are our major shareholders who drive our focus on long-term success and increasing shareholder value. We have also recruited experienced engineers from internationally renowned companies who possess strong skills in electrical engineering, solar engineering, automotive engineering and software development. Our experienced COO, CFO, CTO, Group Lead Solar and Group Lead Digital complement our high-impact senior team due to their significant expertise in automotive manufacturing, solar technology and high-growth industries.
Our Growth Strategy
Our growth strategy focuses on two clearly identified building blocks: Monetization of our solar technology and production and sale of solar electric vehicles.

Growth Strategy Related to Our Solar Technology
Monetizing our technological innovations: We see significant potential in our solar technology that is suitable for a broad range of applications due to its physical flexibility compared to traditional glass solar panels. We believe that our technology has the potential to disrupt existing markets without significant additional development costs. We have already received purchase orders or entered into several letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trains, trucks, buses and yachts that may use our technology in their own products. We may also produce and sell certain selected solar components, license our patents to third parties or seek to generate service revenue from providing engineering services to third parties.
Continuing to invest in technological innovation and intelligent mobility:    We have achieved significant technological and design improvements around the integration of solar modules in vehicles while simultaneously reducing manufacturing costs. We intend to continue to invest in technological innovation to further advance our technologies and innovations, as well as the safety, reliability, range capabilities and functionality of our vehicles. We plan to invest in the improvement of existing, and the development of new, technologies. We intend to dedicate significant funding to the engineering, design and development, as well as the tooling, of our solar technology. We also intend to invest in the continuous development of the Sion and future vehicle models.
Growth Strategy related to the Sion
Advancing the development of the Sion:   We plan to use the expected proceeds from this offering to fund the next development phase of the Sion. We are currently executing a detailed plan to finish the design and development of the Sion, including finalizing the engineering of, and component sourcing for, the Sion. Further, we intend to use funding from this offering to building our final generation of pre-series prototypes.
Expanding our product portfolio:   We are developing a “one base” vehicle platform with a view to scalability and usability for future models. We intend to use modular systems in the Sion, including the powertrain, chassis, thermal unit and certain electronics. These modular systems can also be used for other car types without any, or only minor, modification. Leveraging this platform and these systems, we intend to roll out multiple new vehicle models across various segments, including a cargo van and a crossover passenger vehicle. We intend to equip all of our new electric vehicles with our solar technology, and all are expected to continue to be carbon neutral.
Increasing our geographic footprint:   Our initial market is focused on Germany, other EU member states and selected other European markets. We plan to expand our focus to additional nearby markets. In the long term, we currently intend to expand our operations to other, more remote markets, such as the United States and potentially even China. In order to reduce complexity, we currently plan to have at least some of the vehicles intended for a specific region manufactured by third-party manufacturers in that particular region.
Capturing additional revenue from CO2 pooling:   Many developed countries have environmental regulations and incentives that seek to reduce CO2 emissions, providing us with an additional potential revenue source. For example, under EU regulation, any automotive manufacturer who fails to reduce the average emissions of its fleet sold in the EU to a specific CO2 emission per kilometer is subject to penalty payments. A manufacturer can avoid, or reduce, penalty payments, if it pools its emissions with those of manufacturers that exceed emission targets, such as manufacturers of zero or low emission vehicles. The economic benefit is shared between the pooling participations, providing us with an additional source of revenue. We intend to participate in one or more of these pooling arrangements, which we believe will comprise a meaningful percentage of our future revenue and will come at virtually no extra cost to us.
Adapting our sales approach:   While we believe that our online approach to sales has the potential to replace the traditional dealership model of the car industry, we may consider supplementing or augmenting this approach by opening pop-up concept showrooms to allow our customers to view, touch and feel, and test-drive our model vehicles on-the-spot. We believe that pop-up concept showrooms may allow us to capture new potential customers who might not otherwise engage with our products. As we expand our product portfolio, we intend to utilize marketing and sales channels that provide us with the broadest possible reach and we intend to continue to be nimble and creative in how we target our customers to achieve maximum penetration in each market that we enter, while keeping our ambition of cost leadership in mind.
Continually improving our environmental performance:   The core of our mission is to create sustainable products in a sustainable way. Accordingly, we plan to enhance the efficiency of the Sion’s drive train to increase the range that can be achieved with a single battery charge. In sourcing components and choosing our partners, we seek to continuously improve the CO2 footprint of the components we source and the services we receive. Our goal is to offset 100% of the CO2 emissions generated by the production of the Sion and our future vehicle models, with a view to achieving full CO2 neutrality during the production cycle.
Operations
Our Car
The following graphic summarizes the main features of the Sion’s solar technology:
We are currently in the process of finalizing the development of the Sion, our first solar electric vehicle. The following graphic shows the key steps to start of production. In January 2021, we presented our final prototype, which we use to confirm our concept and to test components. We will also need to perform collision and safety testing before we are able to start production.
The Sion will be produced in the former SAAB plant in Trollhättan, Sweden, by the contract manufacturer NEVS, with the aim of ultimately using 100% renewable energy. The Sion is a five-seater that offers enough space for a family. Its 650-liter, or 23-cubic-foot, trunk allows for the transportation of bulky baggage. The Sion’s liquid cooled battery has a capacity of 54 kWh, giving the Sion an expected range based on the WLTP standard of up to 305 kilometers, or 190 miles, according to tests with our prototype based on the WLTP standard on a single charge. Its seamlessly integrated solar cells allow the Sion to charge its battery during the day through the power of the sun. In Germany, for example, we expect that up to 35 kilometers, or up to 21.7 miles, of additional range per day can be generated purely by solar energy, providing the Sion with full self-sufficiency on short distances or for occasional medium-distance travel. If the solar power does not provide the energy needed, the Sion can be recharged using the power grid. It typically takes 30 minutes to charge up to 80% at a fast-charging station. Additionally, the Sion can be recharged at any normal public charging station in Europe or at regular power sockets at home. Due to a bidirectional onboard charger, the Sion will be able to share its power to recharge Sions, other electric vehicles or other electrical devices.
In the interior, the infotainment system will include connectivity and mobility services and can be controlled centrally via a 10-inch touch display. Its 120 kW motor will allow the Sion to reach a maximum speed of 140 km/h (87 mph). The targeted initial net sales price of €21.4 thousand, which we intend to raise to €23.9 starting from the 15,000th reservation, makes the Sion accessible to the mass market. In order to support our sales activities, we currently intend to provide a warranty for the Sion that will likely cover two years or 100,000 kilometers as well as a warranty for the battery of two years, 100,000 kilometers or 2,000 charge cycles. This warranty would be in addition to any statutory warranty provisions that apply.
We currently intend to launch serial production of the Sion in the first half of 2023, using preliminary “soft” tools, which will be replaced by permanent “hard” tools at a later point in time. While we finalize development and prepare the launch of production of the Sion, we offered consumers who made an advance payment for the Sion to convert this advance payment into a lease contract for a Renault Zoe in 2020. The lease contract was entered into directly between the relevant consumer and a leasing provider. We are not a party to the lease contract. Our involvement consists of a transfer of the down payment to the leasing provider. We have recently renewed this offer under slightly modified conditions and, in addition, offered them to lease a vehicle at discounted conditions from a start-up car rental company, which claims to focus on sustainability. We may provide similar offers in the future to bridge the period until we make deliveries to our customers. These offers allowed consumers to already drive an electric car and positioned us to avoid cancellations and generate income from commissions.
Our Technology
We consider our technological achievements to be at the core of our business activities and key to our future success. We have developed several innovative technologies for use in the mobility area. We intend to integrate our technologies in the Sion and future car models and have been approached by a number of companies, such as manufacturers of trucks, commercial vehicle equipment and public transport operators to provide them with access to our technology. We believe these technologies will offer our customers a unique experience and increased practicability of our vehicles far beyond the mere driving experience.
Polymer Solar Modules – Vehicle Integrated Solutions
Our solar technology is polymer based. It allows for flexible surface integration. Our modules, which will be produced by contract manufacturers in Europe based on our intellectual property rights, are lighter than regular glass solar panels. We use monocrystalline silicon cells for the solar modules that allow for seamless integration into the entire body of vehicles. Our polymer solar modules can be used to replace the traditional metal sheet exterior and need for costly paint jobs, as the exterior of a car, such as the Sion, will be covered with polymer solar body modules. Our solar modules make complex geometries and forms feasible, significantly broadening the scope of the technology’s possible applications compared to traditional glass solar panels. Our solar modules will be manufactured based on our patented injection molding processes. This approach makes our solar elements more robust than traditional solar cells, which are laminated into glass. We believe that our approach also allows for time-efficient production cycles, increasing the manufacturing speed of our vehicles. In addition, the layer of polymer provides the solar cells underneath with protection against impact and damage such as scratches. Our solar technology also includes a maximum power tracker, a control unit that seeks to predict the energy yield from solar cells mounted in different angles to the sunlight. We have also developed an onboard charger that feeds the energy created by the solar cells into the onboard batteries of the relevant vehicle.
We believe our solar technology is among the lightest, most efficient and most affordable solar technology currently available for consumer usage. According to our own data, it is the lightest in terms of kilograms per square meter; it is the most efficient in terms of watts generated per square meter; and it is the most affordable in terms of production cost in euro per watt. Our proprietary solar technology offers a broad variety of use cases and we have already received purchase orders or entered into several letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trains, trucks, buses and yachts, all of whom may enter into agreements with us to use our technology in their own products.

(1)
Shows average costs.

Note: Values are given as midpoints of price, weight and energy density ranges, if applicable.
Source: Company information.
Our solar technology is the key element of our solar-first approach and the design and development of the Sion around our solar module technology. Our solar technology will significantly increase practicability. Our solar modules will charge the Sion’s battery whenever the Sion is exposed to light. On a single day, our technology may provide the Sion with an expected additional range of up to 35 additional kilometers, or 21.7 miles in central Europe (depending on geographic location, regional season and weather conditions). The power generated while the Sion is parked and exposed to light will reduce the number of charging intervals or may even eliminate the need for external charging completely.
Traditional Solar Modules — Vehicle Added Modules
In addition to our vehicle integrated modules, we also offer vehicle added modules. This approach aims at using solar technology for vehicles after they have been fully built. These solutions are relevant for customers which want existing vehicles equipped either in a prototype solar module or low to medium volume production.
This approach uses different types of semi-flexible solar modules, which are either glued or clamped onto the vehicle. The relevant solution is developed based on the needs of the specific customer, taking into account the expected lifetime of the vehicle, weights and costs specifications, installation times and synergies between solutions for different vehicle types. Currently we aim to be able to equip single prototypes, during 2022 it is planned to improve the solutions to achieve medium volume production. For diesel buses as well as for motorhomes and caravans an early-stage solution is available and we currently seek to have an optimized solution ready for implementation and street approval until the end of 2021. Continuous technical and cost improvements are planned in 2022. For reefers and non-reefer cargo box vehicles, we plan to have a first concept developed and ready to be applied in a customer prototype by the end of 2021. Solutions for more curved surfaces, such as vans, would need to be developed upon customer request.
Maximum Power Point Tracker
The integration of solar modules into energy systems for transport-related use cases requires power electronics that fit the vehicle powertrain or auxiliary systems. Our maximum power point tracker central unit, or MCU, is a multichannel, dynamic system that optimizes the energy earnings for solar modules mounted on, or integrated into, moving objects by considering quickly changing sun radiation conditions and differently oriented solar modules.
We currently develop four systems that are in different stages of maturity:

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High Voltage System:   The high voltage system is used in our Sion prototypes. It has been developed to work with voltages between 400V and 800V. The system can be used for electric vehicles other than the Sion with minor or medium changes. Use cases include buses, vans, trucks, reefer trailers as well as electric boats.

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Low Voltage System:   Based on the Sion system, we have a 24V system. Current development projects relate to adding 48V capabilities, flexibility on the input voltage to allow for a combination with a broader range of solar modules and higher power output. The low voltage system will be relevant for diesel buses, smaller reefer vans and the camper industry.

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Reefer System:   For reefer systems, our maximum power point tracker unit need to be coupled with battery packs, inverters and charging systems.

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Light Vehicle System:   Light electric vehicles have individual requirements to the system due to small size and weight limits. Whilst often running on volt levels between 48V and 120V they require relatively low power installed and most importantly a lightweight design. Due to those requirements, the current design of our maximum power point tracker with aluminum housing and multi channels seems to be oversized for this market and also too expensive for a low cost vehicle. Accordingly, we will need to make major changes in the design for this specific vehicle type product.

Power Sharing, Car and Ride Sharing
The Sion will also be equipped with a bidirectional power sharing solution. On the one hand, our vehicles can be externally charged with electricity based on plug-in technology; on the other hand, each Sion can also share its stored electricity, based on a bidirectional charging plug. The app-controlled solution enables vehicle-to-vehicle (V2V), vehicle-to-home (V2H) and vehicle-to-grid (V2G) power sharing. We have also developed a proprietary software and mobile application serving as a tool to access or provide the community with access to car and ride sharing. Our software will work as a marketplace-like communication platform bringing together “supply” and “demand.”
After-sales Service
Our innovative after-sales service system will be available once the serial production of the Sion has been started. For repairs and maintenance of our vehicles, the system will center around an online database where spare parts can be ordered and manuals as well as video tutorials for “do-it-yourself” fixes of our vehicles can be sourced. Spare parts will also be available for direct 3D print or at a CNC milling service. We will also make available on our online database workshop handbooks that allow customers to involve workshops in the service or repair of their vehicles. We also plan to cooperate with an established European service provider for repairs involving high-voltage or body parts.
Research & Development
We believe that it is and will be crucial for our success to keep up with advances and changes in electric vehicle technology. Our research and development activities currently focus on the finalization of the development of the Sion and will in the future include a facelift as well as a new version of the Sion and additional car models.
Our research and development (R&D) strategy focuses on developing our key technologies and innovations in-house where we benefit from the expertise of our highly qualified R&D team. This allows us to ensure that the key technologies and innovations used in our vehicles reflect our core values and vision of sustainable and affordable electric mobility. However, we also involve players in the automotive industry in our R&D activities and have established, or are in the process of establishing, several partnerships with suppliers and engineering service providers that develop and will supply certain components for our vehicles. This approach allows us to leverage the expertise and know-how of established market players in our R&D processes. In addition, we cooperate, or intend to cooperate, with renowned research institutions to combine our expertise in selected areas. For example, we established a joint project with the Fraunhofer Institute for Solar Energy Systems (ISE) for a collaborative study that covers the testing of our patented solar technology up to its readiness for serial production and its certification.

Manufacturing Concept
Our manufacturing concept is based on the outsourced production of a “one-variant-only” vehicle while using certain standard automotive components from third-party suppliers, which positions us to significantly benefit from economies of scale. Our manufacturing approach enables significantly lower capital expenditures as well as various cost savings along the value chain. The offer of only one variant of the Sion enables us to focus our engineering capacities and significantly reduces manufacturing complexity, logistical challenges, inventory costs and quality and testing risks. The production of the Sion will be based on low inventories and an exact synchronization of steps along our supply chain. Due to the Sion’s uniform black polymer exterior, significantly less steel stamping tools and no paint shops will be needed for production and finish. We believe that we will be able to save capital expenditures and currently expect that we will need to spend at least €354 million for additional development activities, start of serial production in the first half of 2023 and overhead costs in this period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Going Concern.”
The following graphic summarizes the main features of our manufacturing concept.
Contract Manufacturer NEVS
The Sion will be manufactured by National Electric Vehicle Sweden (NEVS) in the former SAAB plant in Trollhättan, Sweden. NEVS will produce and assemble the Sion based on our specifications and using our internally developed key components as well as off-the-shelf-components from established suppliers.
NEVS is a pure electric vehicle designer and manufacturer founded in 2012 with the acquisition of SAAB . The carmaker also holds a production license in China and operates additional production sites in Tianjin and Shanghai in addition to its production site in Trollhättan. NEVS is controlled by a Chinese enterprise, Evergrande. Recent press reports suggested that Evergrande may face liquidity challenges. Any such challenges will likely negatively affect NEVS, potentially forcing us to renegotiate our arrangements with NEVS or to search for a new manufacturer.
We concluded a preliminary arrangement with NEVS in 2019, which we have since renewed, that sets out the cornerstones of our relationship and the production of the Sion. The arrangement ensures that we will maintain ultimate control over the production process and will remain the owner of any relevant intellectual property rights that are relevant for the manufacture of the Sion. The first production cycle is expected to include a total of approximately 260,000 vehicles and a target annual volume of 43,000 cars with the option of ramping up production and increasing the total volume. NEVS’ production processes are geared towards sustainability and environmental friendliness: NEVS has indicated that it will aim at using 100% renewable energy for the production of the Sion and implement other sustainability concepts that we may propose in the future.
Off-the-shelf Components
We intend to source certain standard automotive parts, such as the electric motor, mirrors, tires and car seats, of the Sion as off-the-shelf-components from established suppliers for the automotive and other industries. The majority of our suppliers will be European suppliers for the automotive industry. The use of off-the-shelf components will mean comparatively low development costs as development and engineering work relating to major standard car components is done at the supplier level. We have vetted our suppliers to confirm that they comply with our vision as well as our standards concerning quality and reliability.
Logistics and Delivery Concept
Our logistics and delivery concept integrates various unconventional elements that deviate from industry standards. Sustainability and leaving a smallest possible CO2 footprint with our operations is important to us and will also influence our selection of relevant third parties and business partners (such as suppliers, third-party logistics (3PL) and fourth-party logistics (4PL) services providers) that we plan to involve in our logistics and delivery processes. In general, we expect our logistics and delivery processes to be comparatively lean due to our “one-variant-only” strategy regarding the Sion, allowing us to focus on only one production line. We intend to outsource the shipping and logistics management of our operations to 3PL services providers and currently do not intend to invest in our own logistics-related infrastructure, assets or equipment (such as trucks, trains, railcars, warehouses or sales offices). However, we will intensively explore investments in reusable packaging where considered beneficial. The 3PL services companies will provide comprehensive supply chain, transport, distribution management and execution services while we may also engage a 4PL services provider that will oversee the transportation and logistics operations of our 3PL services companies. We will also use and integrate digital means of communication and handover methods as well as the option of home delivery of vehicles to our customers. We believe that our intended logistics network and supplier ecosystem will be, in combination with outsourced manufacturing processes, a competitive advantage.
With respect to deliveries, we plan to offer four delivery and handover options for our customers: factory pick-ups, handover events or, alternatively, informal “fast-lane” pick-ups at a location of our finished vehicle logistics (“FVL”) service provider as well as home deliveries. We intend to have delivery hubs in several cities across our markets and those delivery hubs are intended to be fixed locations where our customers can pick up their Sion. These locations will be provided by our finished vehicle logistics (“FVL”) service partner and the pick-up process as well as the specification of such locations will be jointly determined by our FVL service partner and us. The fast-lane pick-up focuses on a time-efficient and informal option where customers have to deal only with minimal paperwork and no unnecessary documents, explanations or ceremonial proceedings. The home delivery option will be available for an extra charge. All aspects of the execution of finished vehicle logistics will be managed by our FVL services provider. Our distribution network has still to be finalized taking into account the available capacity of transport routes as well as sustainable options with a reduced CO2 footprint.
Marketing
We focus on providing multiple online and offline touchpoints with our customers and the community in general throughout the entire sales experience and rely on various marketing channels with a special focus on social media and online marketing. Our marketing efforts are geared towards increasing brand awareness in order to increase sales of the Sion.
We seek to increase brand awareness through a broad array of marketing channels such as targeted online marketing (including search engine optimization and search engine advertising), press publications, industry events, video advertising in public transportation and cinemas and guerilla marketing actions as well as physical test drives that can be easily arranged through our car-sharing offering. Our website content, blog, targeted newsletters, social media posts as well as local events are intended to spark further interest of potential customers in our offering.
Customers are able to place reservations for our vehicles on our website and can participate in online discussions with our community or cast votes on certain features of the Sion. Customers can set up test-drives based on our car-sharing offering. Purchase orders for our vehicles can then also be placed on our website.
Our approach to customer retention focuses on our community and feedback of satisfied customers on social media, targeted newsletters, video and other website content centered around features of the Sion, customer experiences and updates, community events or our blog. In 2020, we arranged for a special cooperation with Renault, pursuant to which we offered consumers who made an advance payment for the Sion to convert this advance payment into a lease contract for a Renault Zoe. We have recently renewed this offer under slightly modified conditions and, in addition, offered them to lease a vehicle at discounted conditions from a start-up car rental company, which claims to focus on sustainability. We may provide similar offers in the future to bridge the period until we make deliveries to our customers.
We rely on a number of KPIs to gauge the success of our marketing efforts and make the building and retaining of our community visible:
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Number of reservations of Sions: We assess the number of pre-production reservations for the Sion, which gives us visibility on market demand for our vehicles and shows customer support of our offering.

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Net promoter score: We use a net promoter score, which is intended to indicate customer loyalty and satisfaction measurement derived from surveys among our customers on their satisfaction and likelihood to recommend our product or services to others on a certain scale.

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Number of social media followers: The number of people following our brand on social media is a strong indicator of brand awareness and our popularity among our community. It indicates our reach that is achieved without any major engagement.

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Newsletter subscribers and opening rate: The number of newsletter subscribers and the opening rate, i.e., the percentage of recipients of our email advertising that open our emails, are important indicators of the success of our email advertising strategy. The opening rate indicates, among others, the punchiness of subject lines, the composition of the audience and the appropriateness of emails sent.

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Website visits: We track the number of visitors to our website as this indicates interest in our brand independently of our own media activities.

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Advertising and marketing spent per reservation: This KPI quantifies the benefit of a community, the role of word-of-mouth recommendations and the effectiveness of a strong brand to acquire new reservations and, in the future, purchasers for the Sion.

Sales
We primarily rely on online sales of our vehicles through our website with only a very limited number of physical locations. This approach allows us to reach many customers in a larger number of countries and eliminates potential dealer margins and distribution costs. We also intend to provide further digital channels to enable an exchange with our customers prior to the delivery of our vehicles with a view to taking the customer with us on the journey of building his or her vehicle.
However, we also plan to offer conventional direct sales channels and maintain physical contact with our customers. We want to offer a variety of events for this purpose, such as test-drive tours and product presentations, as well as mobile locations in cities or at our delivery hubs, where potential customers can test our vehicles and get all relevant information about our products and the Company. These events will also enable us to collect relevant data about customers in order to better understand their needs.
Customer Service
We intend to focus on our database, which will be available once serial production of the Sion has commenced and will enable customers themselves to conduct inexpensive repairs and maintenance of our vehicles based on digital open-source car manuals as well as video tutorials for “do-it-yourself” maintenance of our vehicles. Our customers will generally be able to choose from among three options:
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Individual self-repair: Customers may self-repair their vehicle at low cost with the assistance of our online database through open-source manuals, instructions and video tutorials while spare parts can be ordered online on our website or even simply be printed in 3D.

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Non-licensed car-workshops: Depending on the skill level of the customer and the specific maintenance work to be done, our customers can also involve non-licensed car workshops who then engage in low-cost repair also based on our open-source material from our database.

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Service partner network: We also intend to cooperate with a renowned European service provider for an all-around carefree service offering and, in particular, repairs involving high-voltage or body parts.

We believe that our concept creates additional value for our customers as, contrary to the approach often taken by established vehicle brands, we currently do not intend to create incentives to have required service and maintenance work performed at typically more costly licensed car workshops. At the same time, this concept allows us to externalize the costs typically associated with the installation, operation and maintenance of a service network.
Information Technology
We use a number of standard software programs for our business operations. In addition, we deploy our own proprietary software and applications. To help secure data that we handle and protect against outages, we have implemented a number of protective measures, including duplicate systems, firewalls, antivirus software, patches, data encryption, log monitors, routine backups, system audits, data partitioning, routine password modifications and disaster recovery procedures.
Competition
Solar Technology
While there is a large number of providers of solar technology solutions for all kinds of stationary applications, the competitive landscape for vehicle solar solutions is less competitive. Based on a survey conducted by our business intelligence team, we have identified a few competitors, including a2-solar Advanced and Automotive Solar Systems GmbH, eNow, Inc., KRSolar B.V. doing business as wattlab, Im Efficiency B.V., Green Energy Solutions and TRAILAR.
We believe that the following factors differentiate ourselves from these competitors:
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many of these competitors rely on self-installation while we offer installation services;

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we rely on cell technology that provides high energy density at a reasonable cost;

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we have a proprietary maximum power point tracker solution; and

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we offer both vehicle added solar modules and vehicle integrated solar modules.

Car
The automotive market in general, and the automotive mass market in particular, are highly competitive and we are not the only company seeking to develop and offer a solar powered car. We expect competition in our industry to intensify in the future, particularly in light of increased demand for alternative fuel and a regulatory push for electric vehicles (e.g., CO2 target emission regulations and tax or other monetary incentives), as well as declining battery prices. Continuing globalization may lead to additional potential competitors in emerging economies. We believe the primary competitive factors in our markets include:
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manufacturing efficiency,

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vehicle price,

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product quality, performance and features,

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design and styling,

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innovation and development time,

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reliability,

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safety,

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energy economy,

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charging options,

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customer service and

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financing terms

We have strategically positioned ourselves to fill a niche in the market for electric vehicles. However, we expect that the niche for solar electric vehicles may become more competitive in the future. Numerous competitors strive to offer e-mobility affordable to the masses and several other market players are currently experimenting with solar charging technology, including manufacturers with established brands and significantly greater financial resources than us such as Tesla, Toyota and Lightyear. In order to succeed, we seek to be the price / value leader in our segment and offer customers the lowest total cost of ownership in our segment. The following graphic compares the Sion to selected offers from competitors:
Intellectual Property
Our intellectual property, including patents, trademarks and copyright, is important to our business. We hold three patents in several jurisdictions relating to our power sharing solution, the ventilation system and the procedure to manufacture a car body part, have filed several patent applications, including relating to our solar technology, and expect to file several additional patent applications in 2021. We have registered trademarks in the EU or other relevant jurisdictions for “Sono Motors” and “Sion.” Our intellectual property portfolio includes domain names for websites that we use in our business.
We control access to, use and distribution of our intellectual property through confidentiality procedures, non-disclosure agreements with third parties and our employment and contractor agreements. Under the German Employee Invention Act (Arbeitnehmererfindungsgesetz) we generally have a claim on work-related inventions by our employees. We rely on contractual provisions with our business partners to protect our intellectual property and proprietary technology, brand and creative assets. We monitor our trademarks in order to maintain and protect our intellectual property portfolio, including by pursuing any infringements by third parties.
Insurance Coverage
We have taken out a number of group insurance policies that are customary in our industry, such as property and loss of earnings insurance, business liability insurance, including insurance for product liability, transport insurance and environmental liability insurance. We believe that our insurance policies contain market-standard exclusions and deductibles. We regularly review the adequacy of our insurance coverage and consider the scope of our insurance coverage to be customary in our industry.
Employees
As of December 31, 2020, we employed a total of 97 full-time equivalent employees, which increased to 176 by June 30, 2021 and is expected to increase to 230 by December 31, 2021.

Facilities
Our headquarters are located at Waldmeisterstraße 76, 80935 Munich, Germany. We have leased this property for a fixed term until March 31, 2022 and have the option, after the expiration of the fixed term, to extend such lease for an additional term of one year up to five times. After the optional extension of the term of the lease, the lease will be consecutively and automatically extended for one more year, unless the lease is terminated by either party with six-months prior written notice.
As of the date of this prospectus, we do not own any real estate property and do not lease any real estate property, except for our headquarters.
Legal Proceedings
From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are currently not a party to any material legal proceedings (including any such proceedings that are pending or threatened, of which we are aware).

REGULATORY ENVIRONMENT
Overview
Our industry and business operations are subject to various laws, rules and regulations at international, national, state and municipal levels, which may affect, directly or indirectly, our operations or our industry. Such laws, rules and regulations include laws on vehicle approval and homologation, laws on vehicle road safety, environmental laws, laws on vehicle emissions and renewable energies, consumer protection laws, product warranty and product liability laws, intellectual property and copyright laws, labor and employment protection laws, export control regulations, trade and economic sanctions and embargoes on certain countries, persons, groups and/or entities, projects and/or activities, competition and antitrust laws, tax laws, and criminal laws (e.g. anti-money laundering and anti-corruption laws). Within the EU the legal environment is also characterized by a set of political initiatives and legal frameworks under the so-called European green deal, which seeks to serve the overarching goal of eliminating greenhouse gas emissions and reaching climate neutrality by 2050. These initiatives and legal frameworks have had and will continue to have a significant influence on our industry and business operations as well as the overall adoption rate of electric mobility within the EU.
An overview of the laws, rules and regulations that are most relevant for our business operations or industry, broken down by general category of regulation, is provided below. Any reference in this section to any legislation or regulation is deemed to refer to such legislation or regulation as amended, supplemented or otherwise modified, and all further rules and regulations promulgated thereunder, unless the context requires otherwise
Vehicle Approval/Road Safety
Our vehicles and related components will require compliance with product-related regulatory frameworks and approval by the relevant government authorities before we may sell our vehicles to customers or before our vehicles may be used on public roads. We will have to comply with substantial licensing, certification, approval, permit and other homologation requirements in all relevant markets in which we may operate, as well as numerous and continually increasing technical product requirements, particularly with regard to the safety of vehicle occupants and other road users.
The EU has passed extensive legislation and regulations on vehicle approval and safety, including a regulation governing the testing necessary for a vehicle to be placed on the market. EU regulation also sets out EU-wide rules on technical requirements and procedures to ensure that new types of motor vehicles and their trailers conform to EU-approved requirements on safety and environmental protection. It also provides for market surveillance to ensure the conformity of vehicles already available on the market, and allows EU member states and the European Commission to carry out random tests on vehicles to detect failures. EU regulation passed in 2019, which will take effect from July 6, 2022, introduces requirements for the implementation of state-of-art safety technologies (such as intelligent speed assistance, advanced driver distraction warning systems and other safety systems, including with respect to pedestrians and cyclists) as standard vehicle equipment and seeks to enhance the competitiveness of EU car manufacturers on the global market by providing the first EU legal framework for automated and fully automated vehicles.
At the national level, Germany has implemented portions of the above into its Road Transport Law (Straßenverkehrsgesetz), Road Traffic Licensing Regulations (Straßenverkehrszulassungsordnung) and EG-Vehicle Approval Regulation (EG-Fahrzeuggenehmigungsverordnung). In order to be accredited as a manufacturer with the German Federal Motor Vehicle and Transport Authority (Kraftfahrbundesamt) we are required to implement a quality management system to provide proof of conformity of production.
General Product Safety Liability
Our vehicles will also have to comply with product-specific or general, non-specific product safety and product liability legislation and associated regulations.
The EU has passed a directive on general product safety that applies in the absence of specific provisions among the EU regulations governing the safety of the products concerned, or if legislation on the sector is insufficient. Under this directive, manufacturers and distributors may only market products that comply with a general requirement of consumer safety. A product is safe if it does not present any risk or only the minimum risks compatible with the product’s use considered to be acceptable and consistent with a high level of protection for the safety and health of persons. In addition to compliance with the safety requirement, manufacturers and distributors must provide consumers with the necessary information in order to assess a product’s inherent risks and take the necessary measures to avoid such threats (for example, withdraw products from the market, inform consumers and recall products). Strict liability applies for defective products throughout the EU in addition to any consumer protections at the national level.
In Germany, the EU requirements have been implemented via the Product Safety Act (Produktsicherheitsgesetz) and the Product Liability Act (Produkthaftungsgesetz), which are accompanied by the more general provisions under the tort law codified in the German Civil Code § 823 (Bürgerliches Gesetzbuch).
Vehicle Emissions and Regulatory Incentives
The protection of air quality and reduction of greenhouse gas emissions is a priority in the EU and car manufacturers relying on internal combustion engines must comply with increasingly stringent standards on vehicle emissions. The current environment of the EU and regulatory initiatives strongly support the development, production and sale of alternative fuel vehicles and their overall market adoption. In line with the international climate agreement signed at the 2015 United Nations Framework Convention on Climate Change in Paris by nearly 200 nations (commonly referred to as the “Paris Agreement”), which became effective in November 2016 and consists of two elements (a commitment by each participating country to set a voluntary emissions reduction target (referred to as “nationally determined contributions” or “NDCs”), with a review of the NDCs that could lead to updates and enhancements every five years beginning in 2023, and a transparency commitment requiring participating countries to disclose their progress), as well as based on emission legislation, the EU is taking a progressive stance in reducing carbon oxide emissions, thereby deliberately driving increasing demand for electric vehicles.
In that context and against the background of the EU’s green deal, the EU implemented the Euro 6 regulatory framework (“Euro 6”), which became mandatory in stages, depending on the vehicle, beginning from September 2014 onwards. Under Euro 6, new passenger vehicles only receive vehicle type approval in the EU if such vehicles comply with defined maximum emission volumes regarding carbon monoxide, hydrocarbons, nitrogen oxides, ammonia and particulates. Implementation of Euro 6 in the EU member states did not require additional legislation at the national level. National authorities monitor compliance and have the ability to recall non-compliant vehicles. The European Commission has started the development of the next level of emission standards known as “Euro 7.”
Furthermore, the EU has implemented mandatory CO2 emissions targets. At present, all car manufacturers must meet a fleet-wide average emission target of 95g CO2/km for their new vehicle fleets that are registered in the EU. Car manufacturers are given additional incentives to produce zero- or low-emission cars emitting less than 50g CO2/km through a fleet-wide credits system. The regulation also provides for fleet-wide average CO2/km emissions targets for the years 2025 and 2030, which are defined as a percentage reduction from the current applicable values: Cars are subject to a fleet-wide reduction of 15% in 2025 and 37.5% in 2030, while vans are subject to a fleet-wide reduction of 15% in 2025 and 31% in 2030. The regulation also allows for pooling arrangements among several manufacturers of passenger cars or vans based on which these manufacturers will be treated as a single “pool” and their compliance with emission limits assessed on an aggregated basis at the pool level. Car manufacturers are subject to penalty payments if the fleet-wide average emission of CO2/km of the relevant car manufacturer exceeds the defined target values in a given year. The monetary penalty is calculated based on a predetermined euro amount (currently € 95) for each gram of CO2/km exceeding the relevant target value multiplied by the number of vehicles produced by the relevant car manufacturer.
The adoption of electric mobility is further promoted on the national level within the EU. The vast majority of member states of the EU provide purchase grants, tax benefits or other incentive schemes to buyers of electric vehicles. For example, German governments on a state and federal level have implemented various incentive schemes to drive the adoption of electric mobility. Individual buyers of purely electric vehicles receive tax benefits in the form of ownership tax exemptions up to December 31, 2030 based on an amendment of the Motor Vehicle Tax Act (Kraftfahrzeugsteuergesetz). The work- or company-related use of electric vehicles receives preferential tax treatment as well. The German Federal Office for Economic Affairs and Export Control (BAFA) has set up an “environmental bonus program” (so-called innovation bonus) under which buyers of new fully electric vehicles may receive a one-time grant in the amount of nine thousand euros (of which the relevant car manufacturer has to bear a share of three thousand euros in order to lead to a customer claim under the bonus program) during a limited period of time. Buyers of fully electric vehicles registered for the first time after June 3, 2020, and until December 31, 2021, will receive an extra innovation bonus in the same amount. The federal German Electro Mobility Act (Elektromobilitätsgesetz) and various incentives granted on the state or municipal level provide for various privileges electric vehicles, including, for example, the allocation of special parking spaces at charging stations in public areas, the reduction or waiver of parking fees, permitted bus lane use as well as exemptions from certain access restrictions.
Renewable Energy Requirements
The laws and regulations within the EU and various other jurisdictions impose energy source requirements for the transportation sector, which also aim at the reduction of the emission of greenhouse gases and the promotion of the adoption of alternative fuel or electric vehicles. A directive adopted in 2018, which has to be implemented by the EU member states until June 30, 2021, establishes a common system on the promotion of energy from renewable sources (such as wind, solar (both solar thermal and solar solar) and geothermal energy, tide, wave and other ocean energy, hydropower or biomass) in electricity, heating and cooling, and transport and provides a framework for the promotion of the use of renewable energy sources in the EU until 2030. The directive defines a binding overall target of at least 32% of energy from renewable sources for the EU’s gross final energy consumption by 2030 (calculated as the sum of the member states’ gross final consumption of electricity and energy in various sectors) and promotes the use of renewable energy in transport, particularly prioritizing electricity, with a target of at least 14% renewables in the final energy consumption mix by 2030. The directive envisages electric mobility to constitute a substantial part of the renewable energy mix in the transport sector by the year 2030 and is a cornerstone for the adoption and integration of electric mobility within the EU, as it also supports incentive schemes for the swift development of electric mobility with respect to the sector’s growth potential and role for the EU employment market. In addition, the directive seeks to boost the use of renewable electricity in the transport sector by applying augmented multipliers in the context of the calculation of the relevant energy mix under the directive.
Industrial Environmental Control
All member states of the EU control the manufacture, use and disposal of pollutants by means of regulations on air pollutants, chemicals, heavy metals, persistent organic pollutants, soil contamination and biocides. The operations of manufacturers, particularly our production, logistics and transport processes as well as end products, must comply with these regulations.
The most relevant legal frameworks are the Regulation for Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”) and the Regulation on Classification, Labeling and Packaging of Substances and Mixtures (“CLP”). REACH requires manufacturers and importers of chemicals to identify and manage risks linked to the substances they manufacture and market, to submit a registration dossier for substances produced or imported in quantities of one ton or more per year per company, and to provide downstream users with risk information to ensure proper application of such substances. In addition, for “substances of very high concern,” REACH may require government authorization for further use or impose restrictions in the future, any of which may delay or increase the costs of operations. CLP complements REACH by requiring suppliers of substances and mixtures, including manufacturers, downstream users and distributors, to apply harmonized criteria to their classification and labeling.
Substance restrictions under REACH in some cases prohibit the marketing in the EU of articles containing certain substances. This is particularly relevant in relation to spare parts for products, which were designed before a relevant restriction was adopted and which are no longer in mass production (“legacy parts”). Similar problems may arise if a substance is placed under an authorization requirement under REACH and may, therefore, not be used for the production of legacy parts without a corresponding authorization. REACH does not include general exemptions with regard to legacy parts (so-called “repair as produced” clauses).

Emissions from Production
Emissions from production, such as air pollutants, noise, odors, vibrations and greenhouse gases (such as CO2), are governed by specific laws and regulations, and, if the operation of a facility is subject to a permit, by specific conditions set forth therein. Some laws and regulations require the submission of emission reports on a regular basis. Non-compliance with maximum emission levels may result in administrative fines.
International, as well as European and national regulations, may have repercussions on the operation of the relevant production facilities. For example, stricter regulation of CO2 emissions could cause manufacturers to incur significant capital expenditures to upgrade production plants by installing or improving technical equipment to comply with maximum emission levels that may become applicable in the future, which may also affect their ability to sell their products at predetermined price levels.
Emission trading systems for emissions from industrial production exist on the European and national level. These systems are based on “cap and trade” principles designed to reduce carbon dioxide emissions by limiting the number of emission allowances (cap) required for certain facilities and allowing the purchase for shortfall or the sale of surplus emission allowances (trade).
Reuse, Recycling and Recovery
Manufacturers may also be obligated to assist customers with the disposal, recovery and recycling of certain underlying components of their products once they have reached their end-of-life/disposal stage.
An EU directive on batteries (the “Batteries Directive”) governs the recovery of batteries within the EU. The Batteries Directive requires manufacturers and distributors of batteries to bear a significant amount of the costs associated with proper collection and disposal of end-of-life batteries. As batteries are a substantial component of our vehicles, we may have to (potentially) incur additional costs and administrative burdens to comply with laws governing the recovery of batteries and other similar laws.
Furthermore, an EU directive on end-of-life vehicles (“ELV Directive”) and an EU directive on waste electric and electronic equipment (the “WEEE Directive”) each govern the recovery of motor vehicles and electric and electronic equipment within the EU, providing for ambitious recovery, reuse and recycling rates. The directives require that manufacturers cover all, or a significant part of, the costs associated with recovery, reuse and recycling measures. The aforementioned directives, including the Batteries Directive, as well as an EU directive on the restrictions of the use of certain hazardous substances in electrical and electronic equipment, limit manufacturing options because they also contain prohibitions on the use of certain identified substances and materials.
Cross-border Import and Export of Products
Sales of our products may be subject to export control and sanction regulations, as well as trade policy measures, such as tariffs. We may be required to comply with export control regulations, trade and economic sanctions restrictions and embargoes imposed by multiple authorities, such as the United Nations, the EU and the United States. In addition, the EU, United States and other applicable sanctions and embargo laws and regulations vary in their application (and may be inconsistent): they do not all apply to the same covered countries, persons, groups and/or entities, projects and/or activities, and such sanctions and embargo laws and regulations may be amended or strengthened from time to time.
Within our primary target market, the EU’s internal market, the principle of free movement of goods applies. When importing good from, and exporting goods to, non-EU countries, we will have to comply with national and European foreign trade and customs regulations.
Data Protection and Privacy
We plan to include various digital offerings in our vehicles to be accessible via our own app and plan to continue to further develop connectivity solutions for our customers. We will also obtain data from our customers as they reserve cars or as we sell cars online. Regulations governing data protection can therefore have a significant impact on our business.

The EU General Data Protection Regulation (“GDPR”) applies to the processing of personal data in the context of activities of establishments in the European Economic Area (“EEA”), regardless of whether the processing takes place in the EEA or not. The GDPR and other data privacy laws regulate when and how personal data may be collected, for which purposes it may be processed, for how long such data may be stored and to whom and how it may be transferred. The GDPR contains strict requirements for obtaining the consent of data subjects (i.e., the persons to whom personal data relates) to the use and processing of their personal data. The GDPR also requires the implementation of appropriate technical and organizational measures, depending on the nature of the processing activities. It also imposes various obligations in the context of processing of data, including, among others, far-reaching transparency, data minimization, storage limitations, privacy by design and privacy by default obligations, data security, integrity and confidentiality obligations. In addition, it may require so-called data protection impact assessments, at least in cases where the data processing is likely to result in a high risk to the rights and freedoms of individuals. In Germany, operators of online platforms have to comply with the specific requirements of the German Tele Media Act (Telemediengesetz (“Tele Media Act”)), which takes into consideration particular aspects of online communication. For example, the Tele Media Act provides for additional information obligations which are stricter than the general requirements of the Data Protection Act (e.g., a requirement to include an imprint on websites and apps).
An EU directive on the processing of personal data and the protection of personal data in the electronic communications sector adopted in 2002 sets out rules to ensure security in the processing of personal data, the notification of personal data breaches and confidentiality of communications through public electronic communication services such as the internet and mobile telephony. Providers of such electronic communication services must, among others, ensure that personal data are accessed by authorized persons only, are protected from being destroyed, lost or accidentally altered and from other unlawful or unauthorized forms of processing and ensure the implementation of a security policy on the processing of personal data. The e-Privacy Directive also contains several provisions aimed at ensuring the confidentiality of electronic communications and sets forth strict (consent) requirements for the use of cookies and for unsolicited communication as part of direct marketing efforts. The e-Privacy Directive has been implemented in the Netherlands by the Dutch Telecommunications Act (Telecommunicatiewet) and in Germany by the German Telecommunications Act (Telekommunikationsgesetz). On January 10, 2017, the European Commission released a proposal for a regulation of the European Parliament and of the Council concerning the respect for private life and the protection of personal data in electronic communications (the e-Privacy Regulation), which would repeal the e-Privacy Directive. The proposal is still subject to legislative procedure and debate.
Antitrust Law
Competition and antitrust laws and regulations are designed to preserve free and open competition in the marketplace to enhance competitiveness and economic efficiency. Provisions on merger control, the prohibition of anticompetitive agreements, collusive behavior, the prohibition of abuse of a dominant position and the receipt of advantages in violation of state aid rules within the market are of particular relevance for manufacturers. National and supranational competition and antitrust authorities may initiate investigations and proceedings for alleged infringements of competition or antitrust laws, which may result in significant fines or other forms of liability or impose certain limitations or conditions regarding acquisitions and certain business practices.
Within the EU, compliance with applicable European and national competition laws is monitored by the European Commission and in some cases the national competition authorities. The EU’s antitrust rules are set out in Articles 101 and 102 of the Treaty on the Functioning of the European Union (“TFEU”). Article 101(1) of the TFEU prohibits anticompetitive agreements to the extent they are not otherwise exempted by Article 101(3) of the TFEU. Article 102 TFEU prohibits the abuse of a dominant position. Article 107 (1) TFEU prohibits the granting of state aid.
Class Actions
In the EU and certain of its member states, there is or has been an increasing prevalence of legislation governing class actions and their use to enforce regulations. As a result of these developments, consumers have increasingly powerful legal mechanisms at their disposal to collectively sue manufacturers of consumer products.

In the EU, under the banner of “A New Deal for Consumers,” the European Commission is facilitating a trend towards the increasing availability and use of collective redress mechanisms in areas in which EU law grants rights, including in particular consumer protection rules and regulations. The Commission made a non-binding recommendation for EU member states to adopt collective redress procedures in June 2013, subsequently consulted on progress in 2017 and published a report on the subject in January 2018. A proposal for a new directive regarding “better enforcement and modernization of EU consumer protection rules” has been put forward by the European Commission. EU member states have also been developing their own rules in this regard. In Germany a law introducing a declaratory model action (Musterfeststellungsklage) came into force on November 1, 2018. With this new declaratory model action, certain persons are entitled to seek a legal declaration concerning factual or legal matters regarding consumer claims. Consumers can then opt in to be bound by a judgment (and under certain circumstances also a settlement) issued in the declaratory model proceedings.
In The Netherlands, in the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. Dutch law provides for the possibility to initiate such actions collectively, in which a foundation or an association can act as a class representative and has standing to commence proceedings and claim damages if certain criteria are met. The court will first determine if those criteria are met. If so, the case will go forward as a class action on the merits after a period allowing class members to opt out from the case has lapsed. All members of the class who are residents of The Netherlands and who did not opt out will be bound to the outcome of the case. Residents of other countries must actively opt in in order to be able to benefit from the class action. The defendant is not required to file defenses on the merits prior to the merits phase having commenced. It is possible for the parties to reach a settlement during the merits phase. Such a settlement can be approved by the court, which approval will then bind the members of the class, subject to a second opt-out. This new regime applies to claims brought after January 1, 2020 and which relate to certain events that occurred prior to that date. For other matters, the old Dutch class actions regime will apply. Under the old regime, no monetary damages can be sought. Also, a judgment rendered under the old regime will not bind individual class members. Even though Dutch law does not provide for derivative suits, directors and officers can still be subject to liability under U.S. securities laws.

MANAGEMENT
Board Structure
We have a two-tier board structure consisting of a management board (bestuur) and a separate supervisory board (raad van commissarissen). There are no family relationships among any of our management board members and supervisory board members.
Management Board
Our management board currently consists of two members, who we refer to as our management board members (and who we consider to be our executive officers). Torsten Kiedel will be appointed as a third member of our management board prior to the pricing of this offering. Following the closing of this offering, each management board member of Sono Group N.V. will hold office for the term set by our general meeting (as set forth in the table below), except in the case of his or her earlier death, resignation or removal. Our management board members do not have a retirement age requirement under our articles of association.
Our management board members are responsible for the management and representation of our Company in accordance with applicable laws, our articles of association and the management board’s internal rules.
The following table lists our current management board members, all of whom we consider executive officers, as well as their ages, term served, the year of expiration of their term as management board members of Sono Group N.V. and position:
Name	Age	Term Served	Year in which Term Expires	Position
Laurin Hahn	27	2020 - Present		Co-Chief Executive Officer and Co-Founder
Jona Christians	28	2020 - Present		Co-Chief Executive Officer and Co-Founder
Torsten Kiedel(1)	43	2021 - Present		Chief Financial Officer

(1)
Torsten Kiedel joined the Company on February 1, 2020 and will be appointed as a third member of our management board prior to the pricing of this offering.

The following is a brief summary of the business experience of the members of our management board. Unless otherwise indicated, the current business address for each management board member is the same as our business address: Waldmeisterstraße 76, 80935 Munich, Germany.
Laurin Hahn is a co-founder and Chief Executive Officer of our Company. Laurin founded his first business in the event industry at the age of 17 together with his brothers. Driven by the vision of fostering a system change and fully dedicating his time to the development of an efficient and affordable electric vehicle suitable for everyday use by sourcing the energy from the sun, he embarked on an ambitious journey after graduating from high school in 2012 together with his childhood friend Jona Christians. Within three years, Laurin and Jona built their first electric car with integrated solar panels, which they named the Sion, in a private garage. Based on this project and the vision of a sustainable mobility concept independent of fossil fuels, Laurin and Jona, together with Navina Pernsteiner, incorporated Sono Motors GmbH in early 2016 to further promote their vision and enlarge their team. Laurin as the visionary heart of Sono Motors, together with Jona, has built Sono Motors into a pioneer for solar electric mobility and a technological leader. Laurin is also a member of the “Entrepreneurs for Future” network. Laurin was recognized by the German magazine Capital for his entrepreneurship and innovative spirit in a “40 under 40” ranking in 2019. In 2020 Laurin was nominated for the entrepreneur of the year Germany 2020 award by Ernst & Young and also nominated as the founder of the most innovative start-up.
Jona Christians co-founded our Company together with Laurin Hahn in 2016 and has been serving as our Chief Executive Officer since that time. After graduating from high school and driven by his interest in the physical aspects of global warming, he enrolled at Ludwig Maximilian University of Munich to study physics and computer science before becoming fully dedicated to our Company.

Torsten Kiedel has been working in the mobility industry for most of his professional life. He started his career at the BMW Group in 2004, where he spent seven years in various finance positions. During his tenure, Torsten also worked three years at the BMW Bank of North America in Salt Lake City, UT. Afterwards, Torsten became Chief Financial Officer of former myTaxi, now “Free Now.” His main responsibility was to build a team and introduce processes and systems that would enable myTaxi’s strong growth. After the successful acquisition of myTaxi by Daimler Financial Services, Torsten transferred to another Daimler portfolio company, FlixMobility GmbH, doing business as FlixBus, where he served as Vice President Finance, Legal and Procurement for three years, enabling FlixMobility’s international expansion. From March 2018 to January 2020, Torsten served as CFO of Occhio GmbH, a Munich, Germany, based provider of lighting solutions. Torsten joined Sono Motors at the beginning of 2020 as Chief Financial Officer.
Supervisory Board
We are currently reviewing the composition of our supervisory board and our corporate governance practices in light of this offering and applicable requirements of the DCGC, SEC and Nasdaq. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate
Our supervisory board is expected to be composed of six members, provided that our supervisory board may adjust the number of supervisory board members from time to time. However, our supervisory board must, when determining the number of supervisory board members, observe our nomination arrangement pursuant to which each of Laurin Hahn and Jona Christians, acting individually, shall always be allowed to make a binding nomination for one supervisory board member as long as he holds at least 5% of voting rights. Following the closing of this offering, each supervisory board member will hold office for the term set by our general meeting (as set forth in the table below), except in the case of his or her earlier death, resignation or removal. Our supervisory board members do not have a retirement age requirement under our articles of association.
The following table sets forth the names of our envisaged supervisory board members, their ages and the year of expiration of their term as supervisory board members of Sono Group N.V.:
Name	Age	Year in which Term Expires
Prof. Dr. Sabina Jeschke	52
Martina Buchhauser	55
Sebastian Böttger	47
Bob Jeffe	71
Frank Lindenberg	58
Johannes Trischler	34
The following is a brief summary of the prior business experience and principal business activities performed outside of Sono Motors of our supervisory board members. Unless otherwise indicated, the current business addresses for each of our supervisory board members is Waldmeisterstraße 76, 80935 Munich, Germany.
The following is a brief summary of the prior business experience of the members of our supervisory board:
Prof. Dr. Sabina Jeschke has been a member of our supervisory board since                 2021. Ms. Jeschke’s expertise is in transport and mobility, the internet of things, robotics and automation technology, technological innovations and artificial intelligence as well as technological environment protection/greentech. She has extensive industry experience through many projects and partnerships with renowned companies, in particular in the mobility, vehicle and logistics sectors. Ms. Jeschke has been a member of the management board for digitalization and technology of Deutsche Bahn AG since November 2017, for which her term was extended until November 2025, before Ms. Jeschke decided to step down Deutsche Bahn’s management board in May 2021. In addition, Ms. Jeschke was elected to the board of the German-Swedish Chamber of Commerce in June 2020. Ms. Jeschke served on the supervisory boards of DB Systel GmbH, DB FZI GmbH, DB Systemtechnik GmbH and Körber AG as well as the technology council of Caphenia GmbH. Following her studies, Ms. Jeschke was appointed as junior professor for new media at Technical University of Berlin in 2005 in conjunction with the establishment of the university’s media center. In 2007, she became a professor at the Institute for IT Service Technologies (IITS) within the department of electrical engineering at the University of Stuttgart, and director of the university’s data center. In 2009, she accepted a position at RWTH Aachen University, where she specialized in computer science and cybernetics in mechanical engineering until 2017. She served as her department’s associate dean from 2011 to September 2016. After completing research positions in Hong Kong and Singapore in 2015 and 2016, she took a sabbatical in 2017 to establish a think tank for strong artificial intelligence at Volvo Car Corporation in Gothenburg, Sweden. Ms. Jeschke studied physics, computer science and mathematics at Technical University of Berlin. After holding research positions at NASA, the Ames Research Center in California, and Georgia Institute of Technology in Atlanta, she earned her doctorate degree in natural sciences in 2004.
Martina Buchhauser has been a member of our supervisory board since                 2021. Ms. Buchhauser has more than 35 years of extensive experience in the automotive industry as well as a proven track record in global sourcing, supplier management and close collaboration with engineering and manufacturing organizations. Until January 2021, she was at Volvo Car Corporation where she served as senior vice president of global procurement and member of the management board. Prior to that, she was senior vice president of purchasing and supplier network, interior and electric/electronics at BMW Group from 2012 to 2017. Until 2021, she served as director of the advisory board of GV Automobile Technology (Ningbo) Co. Ltd., the joint venture of Geely and Volvo. In 2007, she joined MAN Truck and Bus (today part of Volkswagen), MAN SE as vice president corporate purchasing until 2012. Ms. Buchhauser began her career in 1985 at General Motors Corporation, USA, and Adam Opel AG, Germany, where she later served as global executive director worldwide purchasing until 2006. Ms. Buchhauser holds a master of science in management (M.Sc.) from Stanford University and a bachelor of science in business management (B.Sc.) from Lawrence Technological University.
Sebastian Böttger has been a member of our supervisory board since          2021. Mr. Böttger is an entrepreneur, who founded his first company during his first semester at university. Mr. Böttger is chief executive officer of NeLeSo GmbH, a software and consulting company that develops innovative solutions in the area of electric mobility with a focus on digital services, which he founded in 2010. From 2005 to 2018, he was founder and chief executive officer of Melin GmbH, a company providing an email marketing server for high volume emailing, which merged with Neleso GmbH in 2018. From 1995 to 2005, he was founder and chief executive officer of Imperia GmbH, a content management system for complex websites for media/publishers and public authorities. Imperia GmbH was sold to a stock exchange listed company in 2004 (now Pirobase Imperia GmbH). Mr. Böttger studied electrical engineering and holds a degree from RWTH Aachen (Dipl.Ing. Elektrotechnik).
Robert A. Jeffe has been a member of our supervisory board since                 2021. Mr. Jeffe has more than 34 years of extensive investment banking and corporate finance experience and has served in leadership roles and held board positions at several large financial institutions and energy companies. Since 2011, Mr. Jeffe serves as director at Associated Bank Corp. In 2017, Mr. Jeffe joined BlackWatch Advisors LLC, a financial and strategic consulting and advisory services firm focused in the technology and entertainment industries, where he currently works as a senior operating partner. From 2017 to 2021, he served as chairman of OAG Analytics, Inc. From 2012 to 2017, he served as co-chairman and co-founder of Hawkwood Energy, a private oil and gas company, focused on onshore exploration and production in the U.S. From 2004 to 2011, he was chairman of the corporate advisory group of Deutsche Bank. From 2001 to 2004, he served as senior vice president of corporate business development for General Electric Company, and as a member of GE Capital’s board of directors from 2002 to 2004. Prior to that, he was with Morgan Stanley, Credit Suisse and Smith Barney (now Citigroup) serving at all three firms as managing director, head of the global energy and natural resources group, and a member of the investment banking management committee and global leadership group. At Morgan Stanley, Mr. Jeffe also was co-head of global corporate finance. Mr. Jeffe holds a master of business administration from Stanford University and an undergraduate degree in economics from Dartmouth College.
Frank Lindenberg has been a member of our supervisory board since        2021. Mr. Lindenberg looks back on nearly 30 years of experience in finance and controlling within the Mercedes Benz Group, where he began his career in 1990 as an executive assistant to the CEO of the Bus Division at Mercedes-Benz AG. During his time with the Mercedes Benz Group, he has held various positions, finally as chief financial officer and member of the management board of Mercedes Benz AG from 2012 to 2020. In his role as CFO, he was also the founding chairman of Daimler’s CASE (Connected, Autonomous, Shared, Electric) Division dealing holistically with the future of the car industry. Besides the car industry Mr. Lindenberg carries profound insights into the Truck and Bus and the helicopter industry as well as for M&A, Post Merger Integration and intercultural experience. Mr. Lindenberg was born in Gronau, Germany, in 1963 and holds a master’s degree in business administration from the University of Hanover.
Johannes Trischler has been a member of our supervisory board since        2021. Besides various political engagements, Mr. Trischler began his legal career in 2017 as head of the legal department at the large district town Freising (Große Kreisstadt Freising), where he was a member of the mayor’s staff and advised on legal and policy issues until 2018. In 2018, he joined Sono Motors GmbH as senior legal counsel and head of the legal department; he holds the title of General Counsel since March 2021. Mr. Trischler was born in Munich, Germany, in 1987. He holds a law degree from the Ludwig-Maximilians-University, Munich. He graduated with his first state examination in law in 2013 and completed his legal clerkship at the Higher Regional Court of Munich in 2015. He graduated with his second state examination in 2015.
Committees
Audit Committee
The audit committee, which is expected to consist of           ,           and           , will assist the supervisory board in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements.                 will serve as chairperson of the committee. In addition, the audit committee will be responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our supervisory board has determined that           satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC.
Compensation Committee
The compensation committee is expected to consist of           and           . The compensation committee will assist the supervisory board in determining compensation for our executive officers and our management board members and supervisory board members.                 will serve as chairperson of the committee. The composition of our compensation committee is consistent with the best practice provisions of the DCGC.
The compensation committee will be governed by a charter that will be posted on our website prior to the listing of our common shares.
Nomination and Corporate Governance Committee
The nomination and corporate governance committee is expected to consist of           and           . The nomination and corporate governance committee will assist our supervisory board in identifying individuals qualified to become our management board members or supervisory board members consistent with criteria established by us, including in our code of business conduct and ethics.                 will serve as chairperson of the committee.
The nominating and corporate committee will be governed by a charter that will be posted on our website prior to the listing of our common shares.
Remuneration and Other Benefits to Supervisory and Management Board Members for the Year Ended December 31, 2020
As a foreign private issuer, in accordance with the Nasdaq listing requirements, we will comply with home country compensation requirements and certain exemptions thereunder rather than complying with Nasdaq compensation requirements. Dutch law does not provide for limitations with respect to the aggregate annual compensation paid to our management board members or supervisory board members, provided that such compensation is consistent with our compensation policy. Our compensation policy has been adopted by our general meeting. Changes to our compensation policy shall require a vote of our general meeting by simple majority of votes cast. The supervisory board determines the remuneration of individual management board members with due observance of the compensation policy. A proposal with respect to remuneration schemes in the form of shares or rights to shares in which management board members may participate is subject to approval by our general meeting by simple majority of votes cast. Such a proposal must set out at least the maximum number of shares or rights to subscribe for shares to be granted to the management board members and the criteria for granting or amendment. The compensation for our supervisory board members is set by the general meeting.
Our compensation policy authorizes our supervisory board to determine the amount, level and structure of the compensation packages of our management board members at the recommendation of our compensation committee. These compensation packages may consist of a mix of fixed and variable compensation components, including base salary, short-term incentives, long-term incentives, fringe benefits, severance pay and pension arrangements, as determined by our supervisory board.
Supervisory Board
Compensation of Supervisory Board Members
Our supervisory board was first established in 2021. Therefore, for the business year 2020 and earlier, no compensation or other benefits were granted to supervisory board members.
Share Ownership of Supervisory Board Members
For the year ended December 31, 2020, our supervisory board members did not and currently do not own any shares in the Company.
Option Ownership of Supervisory Board Members
For the year ended December 31, 2020, our supervisory board members did not and currently do not own any options or other equity awards for shares of the Company.
Management Board
Compensation of Management Board Members
For the year ended December 31, 2020, the aggregate compensation accrued or paid to our management board members for services in all capacities was €      . The following table sets forth the aggregate compensation and benefits provided to our management board members in the year ended December 31, 2020.
Share Ownership of Management Board Members
The following table sets forth the share ownership of our management board members as of December 31, 2020.
Name	Number of Shares	Percentage of Shares Outstanding	Voting Rights
Laurin Hahn(1)	12,500,000	34.81%	46.75%
Jona Christians(2)	11,250,000	31.42%	42.07%
Torsten Kiedel(3)	—	—%	—%

(1)
Of which 1,578,947 shares are high voting shares, which correspond to 36.62% of the voting rights.

(2)
Of which 1,421,053 shares are high voting shares, which correspond to 32.95% of the voting rights.

(3)
Torsten Kiedel joined the Company on February 1, 2020 and will be appointed as a third member of our management board prior to the pricing of this offering.

Option Ownership of Management Board Members
The following table sets forth the option ownership of our management board members as of December 31, 2020.

Name	Number of Options	Title	Amount of Securities (in €)	Exercise Price (in €)	Purchase Price (in €)	Expiration Date
Laurin Hahn	—	—	—	—	—	—
Jona Christians	—	—	—	—	—	—
Torsten Kiedel(1)	132,350	—

(1)
Torsten Kiedel joined the Company on February 1, 2020 and will be appointed as a third member of our management board prior to the pricing of this offering.

Service Agreements
We intend to enter into services contracts with our management board members (“Management Contracts”). The Management Contracts generally will provide for a term of either three or five years and a base salary and an annual variable payment expressed as a percentage of annual base salary that will be dependent on the achievement of the objectives agreed to by the supervisory board. The supervisory board will also be entitled to grant management board members additional compensation at its discretion.
The Management Contracts will also provide for additional allowances. The management board members will also be eligible to participate in a stock option plan, virtual stock plan or equivalent plan that is established in a manner substantially similar to other of the senior executives.
The Management Contracts will provide for the following restrictive covenants: (i) a non-compete during employment and for 12 months after termination; (ii) a non-solicit of employees during employment and for two years after termination; and (iii) a perpetual confidentiality covenant. Under the Management Contracts, we will be obligated to pay the management board members compensation for the duration of their post-employment non-compete in monthly installments that are equal to half of the total compensation they received prior to their termination.
We may in the near future enter into service agreements with supervisory board members, the terms of which may provide for, among other things, cash or equity-based compensation and benefits.
Employee Participation
Former Virtual Share Programs
We granted virtual shares to all employees under an employee participation program (the “VESP 2017”), which entitled the beneficiaries to monetary benefits in the form of profit participations or a right to participate in Sono Motors GmbH’s exit proceeds in the case of certain predetermined exit events subject to certain conditions. The value of the virtual shares of the employees were derived from a point system based on the relevant employee’s length of employment.
In addition, we granted virtual shares to certain key employees under another employee participation program (the “VESP 2018”), which also entitled such key employees to essentially equivalent monetary benefits, while the value of such key employees’ virtual shares were derived from a percentage defined in the relevant key employee’s employment contract.
In December 2020, the VESP 2017 and VESP 2018 and any virtual shares, awards or other benefits related thereto were terminated with immediate effect based on the conclusion of individual cancellation agreements with all beneficiaries but one.
Conversion Stock Option Program (CSOP)
In December 2020, against the background of our intention to terminate all relevant benefits under the VESP 2017 and the VESP 2018, we adopted our conversion stock option program (CSOP) in order to grant a total of 1,805,100 of stock options each with an exercise price of € 0.06 to the former beneficiaries under the VESP 2017 (except for one such beneficiary) and the VESP 2018 as well as one additional beneficiary based on individual grant agreements.
Under the CSOP, the Company granted 1,401,240 fully vested stock options, each with an exercise price of € 0.06 and which are not subject to any performance criteria, with effect as of the closing date of this offering to all but one former beneficiaries (who had not accepted our offer to transfer to the CSOP) under the VESP 2017 as well as the one aforementioned additional beneficiary (the “VESP 2017 Tranche”). The VESP 2017 Tranche stock options may first be exercised one year after the closing of this offering and only in certain windows afterwards and expire four years after the closing of this offering. In addition, we intend to offer 27,100 fully vested stock options to certain former employees based on essentially equivalent terms as the other stock options that were already granted under the VESP 2017 Tranche.
In addition, the Company granted 403,860 stock options (of which           stock options are fully vested and           stock options are not fully vested), each with an exercise price of € 0.06 and which are not subject to any performance criteria, with effect as of the closing date of this offering to the former beneficiaries under the VESP 2018 (the “VESP 2018 Tranche”). The VESP 2018 Tranche stock options are generally subject to a three-year vesting period while one-third of the stock options granted to the relevant beneficiary will incrementally vest for each 12-month period of employment of such beneficiary depending on the relevant vesting start date as set out in the relevant individual grant agreement. The then-vested VESP 2018 Tranche stock options may first be exercised one year after the closing of this offering and expire four years after the closing of this offering.
Employee Participation Plan
In conjunction with the consummation of this offering, we intend to establish a new long-term incentive plan (“Employee Participation Plan”) with the purpose of advancing the interests of our shareholders and other stakeholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us. The Employee Participation Plan will govern issuances of equity and equity-based incentive awards from and after the consummation of this offering. The maximum number of common shares underlying awards granted pursuant to the Employee Participation Plan (other than replacement awards under the Employee Participation Plan) shall not exceed 10% of the Company’s issued share capital from time to time.
The Employee Participation Plan will, as applicable, be administered by (i) the management board, to the extent the administration or operation of the Employee Participation Plan relates to the grant of awards to a participant who is not a management board member or supervisory board member, as well as any other matter relating to such awards, (ii) the Company’s supervisory board, to the extent the administration or operation of the Employee Participation Plan relates to the grant of awards to participants who are members of the compensation committee established by the Supervisory Board, as well as any other matter relating to such awards, or (iii) the compensation committee established by the Supervisory Board for all other matters relating to the administration or operation of the Employee Participation Plan (each of them, where appropriate, the “Committee”).
Awards under the Employee Participation Plan may be granted to our employees, the members of our management board and supervisory board, consultants or other advisors.
Awards under the Employee Participation Plan may be granted in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, other share-based awards or a combination of the foregoing. The Committee may condition the right of an individual to exercise his or her awards upon the achievement or satisfaction of performance criteria.
The vesting conditions for awards under the Employee Participation Plan will be determined by the Committee and will be set forth in the applicable award documentation.
In the event of a good leaver’s (as defined in the Employee Participation Plan) termination of employment or service, all vested awards must be exercised or settled in accordance with their terms within a period specified by the Committee and all unvested awards shall be cancelled automatically unless decided otherwise by the Committee. In the event of a bad leaver’s (as defined in the Employee Participation Plan) termination of employment or service, all vested and unvested awards will be cancelled automatically without compensation.
In the event of a change in control of the Company (as defined in the Employee Participation Plan), outstanding awards that will be substituted or exchanged for equivalent replacement awards, will be cancelled.

If outstanding rewards are not substituted or exchanged for equivalent replacement awards, the awards shall immediately vest and settle in full, unless otherwise decided by the Committee.
Code of Business Conduct and Ethics
We have adopted a written code of business conduct and ethics, or code of conduct, which outlines the principles of legal and ethical business conduct under which we do business. The code of conduct applies to all of our management board members, supervisory board members and employees. Upon the closing of this offering, the full text of the code of conduct will be available on our website at www.sonomotors.com. The information and other content appearing on our website are not part of this prospectus.
In addition, we have implemented a compliance management policy which describes the compliance management system implemented at Sono Motors GmbH, which is designed to ensure compliance with all legal requirements, while at the same time implementing high ethical standards that are mandatory for both management and each employee. The overall responsibility for the compliance management system lies with the management board, which reports regularly to the audit committee. In the performance of its compliance responsibilities, the management board has delegated the corresponding tasks to various functions at Sono Motors GmbH.

PRINCIPAL SHAREHOLDERS
As of the date of this prospectus, we have an issued share capital in the amount of €      which is divided into           common shares, each with a nominal value of €0.06 and           high voting shares, each with a nominal value of €1.50. Our authorized share capital is €25,200,000, divided into 320,000,000 common shares, each with a nominal value of € 0.06, and 4,000,000 high voting shares, each with a nominal value of € 1.50. The following table sets forth information, as of           , 2021, regarding the beneficial ownership of our common shares and our high voting shares: (i) prior to the consummation of this offering as well as the full conversion of the mandatory convertible senior notes into our common shares and (ii) as adjusted to reflect the sale of our common shares in this offering as well as the full conversion of the mandatory convertible senior notes into our common shares, for:
•
each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares or high voting shares;

•
each management board member and supervisory board member; and

•
all management board members and supervisory board members as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of           , 2021, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.
The percentage of shares beneficially owned before this offering is computed on the basis of           outstanding shares as of           , 2021. The percentage of shares beneficially owned on an adjusted basis after this offering is based on           shares to be outstanding after this offering after giving effect to completion of this offering assuming no exercise of the underwriters’ option to purchase additional common shares from us, and           shares to be outstanding after this offering after giving effect to completion of this offering and assuming full exercise of the underwriters’ option to purchase additional common shares from us (inclusive of           common shares underlying outstanding options under our long-term incentive plan). Shares that a person has the right to acquire within 60 days of           , 2021, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of our supervisory board and management board, as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Sono Group N.V., Waldmeisterstraße 76, 80935 Munich, Germany.

					Percentage of total voting power before the offering as well as the conversion of the mandatory convertible notes	Shares beneficially owned after this offering as well as the conversion of the mandatory convertible notes
	Shares beneficially owned before this offering as well as the conversion of the mandatory convertible notes					Assuming underwriters’ option to purchase additional common shares from us is not exercised		Assuming underwriters’ option to purchase additional common shares from us is exercised in full
	Common Shares		High Voting Shares
Shareholder	Number	Percent	Number(1)	Percent(2)		Number	Percent	Number	Percent
5% Shareholders:
eVentures TNS GmbH	2,210,000	6.17%			2.05
Matthias Willenbacher	2,014,000	5.63%			1.87
Members of our supervisory board
Members of our management board
Laurin Hahn(3)	10,921,053	30.50%	1,578,947	4.41	46.75
Jona Christians(3)	9,828,947	27.45%	1,421,053	3.97	42.07
Torsten Kiedel(4)	—	—	—	—	—
All members of our supervisory board and management board, as a group ( persons)
Total

(1)
Indicates number of outstanding high voting shares. All outstanding high voting shares are held by Laurin Hahn and Jona Christians.

(2)
Percentage reflects the relation of the relevant number of high voting shares to the total number of shares outstanding. The voting rights associated with the high voting shares of Laurin Hahn and Jona Christians correspond to 36.62% and 32.95% of the total voting rights, respectively.

(3)
Laurin Hahn and Jona Christians, together with Navina Pernsteiner, gave profit participation rights originally associated with their shares in Sono Motors GmbH and now, after our corporate reorganization, equivalent to           common shares in Sono Group N.V. to a “community pool” as further described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Accounting Judgments, Estimates and Assumptions—Sono Points.”

(4)
Torsten Kiedel joined the Company on February 1, 2020 and will be appointed as a third member of our management board prior to the pricing of this offering.

As of                 , 2021, no common shares were held by U.S. record holders.
Following the completion of this offering, each holder of our common shares is entitled to one vote per common share and each holder of our high voting shares is entitled to 25 votes per high voting share. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS
The following is a description of related party transactions in excess of $120,000 we have entered into since           , with any members of our management or supervisory board, executive officers, nominees or holders of more than 5% of any class of our voting securities.
Relationships with Members of the Management Board and the Supervisory Board
Our management board members are expected to enter into service agreements with us as discussed in more detail within the “Service Agreements” section above.
Relationships with Other Related Parties
Some of the key management personnel do participate in the employee participation program. For details on this program, please refer to notes 5.10 Share-based payment and 10.3 Remuneration based on shares (share-based payment) to our consolidated financial statements included in this prospectus.
In February 2019, Sono Motors GmbH as borrower and Sono Motors Investment UG, an affiliate of Laurin Hahn and Jona Christians, as lender entered into a loan agreement for an aggregate loan amount of €185 thousand and a term until December 31, 2020. The loan bears interest at a fixed interest rate of 4% per annum. The loan amount and any outstanding interest thereon have been repaid in January 2021.
In August 2019, Sono Motors GmbH as borrower and each of eVenture TNS GmbH, ELFH Holding GmbH & Co. KG, two of our shareholders, and wiwi consult GmbH & Co. KG as lender entered into a loan agreement for an aggregate loan amount of €2.5 million, a fixed interest rate of 12% per annum and a term until August 31, 2021. In connection with this loan agreement, Sono Motors GmbH provided certain of its intellectual property rights as collateral to the lenders based on a separate pledge agreement. In December 2020, in connection with a financing round conducted at that time, Sono Motors GmbH and the lenders entered into a settlement agreement pursuant to which, among others, the outstanding loan amounts were redeemed and repaid and the pledged intellectual property rights fully released to Sono Motors GmbH.
In January 2020, Sono Motors GmbH as borrower and Wi Venture GmbH und Co. KG, an affiliate of our shareholder Matthias Willenbacher, as lender entered into a loan agreement for an aggregate loan amount of €10.0 million and a term until December 31, 2023. The loan amount can be drawn subject to the satisfaction of certain conditions. Any loan amount outstanding under the agreement bears interest at a fixed rate of 12% per annum and can generally be repaid at any time, in full or in part, before the expiration of the agreement’s term. The loan agreement grants Wi Venture GmbH und Co. KG the right to convert any outstanding loan amount or interest payment under the agreement into shares in Sono Motors GmbH based on a 25% discount on the relevant pre-money valuation, if Sono Motors GmbH implements a capital increase before the repayment of any and all outstanding payment claims of Wi Venture GmbH und Co. KG under the loan agreement. We have not yet drawn any amount under the loan agreement.
Our shareholder Matthias Willenbacher has placed 30 reservations for our vehicles with net advance payments amounting to a total of €0.1 million.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
General
We were incorporated pursuant to the laws of The Netherlands as Sono Motors Finance B.V. on October 23, 2020 as a wholly-owned subsidiary of Sono Motors GmbH. As part of the corporate reorganization that was completed on November 27, 2020, our then-existing shareholders contributed all of their shares in Sono Motors GmbH to Sono Motors Finance B.V. in exchange for newly issued common shares of Sono Motors Finance B.V. In addition, the sole issued and outstanding common share in Sono Motors Finance B.V. at that time, which was held by Sono Motors GmbH, was cancelled (ingetrokken). As a result, Sono Motors GmbH became a wholly-owned subsidiary of Sono Motors Finance B.V. and the then-existing shareholders of Sono Motors GmbH became the shareholders of Sono Motors Finance B.V. Also on November 27, 2020, Sono Motors Finance B.V. was converted into a public company with limited liability under Dutch law (naamloze vennootschap), and changed its legal name from Sono Motors Finance B.V. to Sono Group N.V. A portion of the newly issued common shares of Sono Group N.V. was also converted into high voting shares in the share capital of Sono Group N.V. As of completion of the corporate reorganization, the shareholders of Sono Group N.V. held an aggregate of 31,068,000 common shares of Sono Group N.V. (exclusive of           common shares underlying outstanding options under our long-term incentive plan).
Our affairs are governed by the provisions of our articles of association and internal rules, regulations and policies, as amended and restated from time to time, and by the provisions of applicable Dutch law.
We are registered with the Trade Register of the Chamber of Commerce (Kamer van Koophandel) under number 80683568. Our corporate seat is in Amsterdam, the Netherlands, and our registered office is in Munich, Germany.
The following is a summary of material information concerning our share capital and our articles of association as they will read upon the closing of this offering. The summaries of our articles of association as set forth herein are qualified in their entirety by reference to the full text of our articles of association. This summary does not constitute legal advice regarding those matters and should not be regarded as such.
Share Capital
As of the date of this prospectus, we have an issued share capital in the amount of €      which is divided into           common shares, each with a nominal value of €0.06 and           high voting shares, each with a nominal value of €1.50.
Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our articles of association. An amendment of our articles of association would require a resolution of the general meeting upon proposal by the management board with the approval of the supervisory board. As of the execution of our deed of conversion and amendment as part of the corporate reorganization, our authorized share capital amounts to € 25,200,000, divided into 320,000,000 common shares, each with a nominal value of €0.06, and 4,000,000 high voting shares, each with a nominal value of €1.50. Upon an increase of our issued share capital to at least € 25,000,000, our authorized share capital will automatically increase to € 102,000,000, divided into 1,500,000,000 common shares, each with a nominal value of €0.06, and 8,000,000 high voting shares, each with a nominal value of €1.50.
Our high voting shares carry the same economic rights entitlements as our common shares. The high voting shares carry different voting rights than the common shares, proportionate to the respective nominal value: for each high voting share, 25 votes can be exercised in the general meeting, whereas for each common share one vote can be exercised in the general meeting. As a matter of Dutch law, preemptive rights for the holders of our common shares and our high voting shares are linked to the nominal value of their shares, which implies that each high voting share carries a preemptive right representing 25 times the preemptive right attached to each common share. Pursuant to our articles of association, each holder of high voting shares can convert any number of high voting shares held by a shareholder into common shares as described below. A holder of common shares cannot convert its common shares into high voting shares under our articles of association.

Upon receipt of a request for conversion of high voting shares into common shares, the management board shall resolve to convert the relevant number of high voting shares into common shares in a 1:25 ratio. A management board member who holds high voting shares that are the subject of the conversion request may generally participate in the decision making process of the management board and is only precluded therefrom, if the personal interests of such management board member in such decision conflict, directly or indirectly, with the interests of the Company and its business. The supervisory board shall resolve on the conversion request, if all management board members are precluded from the decision making process concerning a conversion request due to such conflicts of interest. Promptly following a conversion, the holder of high voting shares that made the conversion request shall be obligated to transfer 24 out of every 25 common shares so received to us for no consideration, which will be canceled afterwards replicating the effect of a 1:1 conversion ratio. The conversion mechanism is structured in this manner in order to avoid a two-month waiting period which would be required under Dutch law if high voting shares were converted into common shares of an actual 1:1 ratio. Neither the management board nor the Company is required to effect a conversion of high voting shares (a) if the conversion request does not comply with the specifications and requirements set out in our articles of association or if the management board reasonably believes that the information included in such request is incorrect or incomplete or (b) to the extent that we would not be permitted under mandatory Dutch law to acquire the relevant number of common shares in connection with such conversion.
We will apply to list our common shares on Nasdaq under the symbol “SEV.”
Initial settlement of our common shares issued in this offering will take place on the closing date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the common shares.
Upon the closing of this offering, our articles of association will provide that, for as long as any of our common shares are admitted to trading on Nasdaq, the New York Stock Exchange or on any other regulated stock exchange operating in the United States, the laws of the State of New York shall apply to the property law aspects of the ordinary shares reflected in the register administered by our transfer agent and New York State law will determine, for example, how our common shares are transferred or encumbered. However, certain other aspects relating to our common shares remain subject to Dutch law and Dutch law will continue to determine, for example, how new shares are issued.
Common Shares
The following summarizes the main rights of holders of our common shares:
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each holder of common shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the appointment of management board members and supervisory board members;

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there are no cumulative voting rights (but our high voting shares do carry 25 votes each, compared to one vote each per common share);

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the holders of our common shares are entitled to dividends and other distributions as may be declared from time to time by us out of funds legally available for that purpose, if any;

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upon our liquidation, dissolution or winding-up, the holders of common shares will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities; and

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the holders of common shares have preemptive rights in case of share issuances or the grant or rights to subscribe for shares, except if such rights are limited or excluded by the corporate body authorized to do so and except in such cases as provided by Dutch law and our articles of association.

Shareholders’ Register
Pursuant to Dutch law and our articles of association, we must keep our shareholders’ register accurate and current. The management board keeps our shareholders’ register and records names and addresses of all holders of registered shares, showing the date on which the shares were acquired, the date of the acknowledgement by or notification of us as well as the amount paid on each share. The register also includes the names and addresses of those with a right of usufruct (vruchtgebruik) on registered shares belonging to another or a pledge (pandrecht) in respect of such shares. The common shares offered in this offering will be held through DTC, therefore DTC or its nominee will be recorded in the shareholders’ register as the holder of those common shares. All shares are in registered form (op naam), provided that our management board may resolve that one or more common shares are in bearer form (aan toonder) if certain requirements are met. We may issue share certificates (aandeelbewijzen) for registered shares in such form as may be approved by our management board.
Corporate Objectives
Pursuant to our articles of association, our main corporate objectives are:
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the design, development, manufacturing and production of electric vehicles, including with solar integration technology;

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the design, development, manufacturing, production and licensing of solar panels for mobility applications and consumer products;

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the design, development, licensing and operation of software-based mobility services;

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to develop electronic applications;

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to incorporate, to participate in, to finance, to hold any other interest in and to conduct the management or supervision of other entities, companies, partnerships and businesses;

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to acquire, to manage, to invest, to exploit, to encumber and to dispose of assets and liabilities;

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to furnish guarantees, to provide security, to warrant performance in any other way and to assume liability, whether jointly and severally or otherwise, in respect of obligations of group companies or other parties; and

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to do anything which, in the widest sense, is connected with or may be conducive to the objects described above.

Environment
As described in article 4 of our articles of association, the planet, humankind and society are important stakeholders of us and the highest principle pursued by us as part of our objects is the protection of the environment, nature and humankind. This principle shall form the foundation of the actions of our Company and the decisions of our management board and supervisory board. On the basis of that premise:
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our management board shall monitor for and, to the extent possible and practicable, is expected to favor environmentally friendly alternatives for existing operations of the Company and its subsidiaries, in particular if those alternatives are more efficient in terms of resource consumption;

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additional costs or other increased expenditures shall not constitute a decisive factor when deciding whether or not to pursue an environmentally superior alternative for existing operations of the Company and its subsidiaries;

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products designed, developed, manufactured or produced by the Company and its subsidiaries should be durable, recyclable and sustainable; and

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our management board and supervisory board may let the interests of the planet, humankind and society outweigh the interests of other stakeholders, provided that the interests of the latter stakeholders are not unnecessarily or disproportionately harmed.

A management board member or supervisory board member who repeatedly and consistently violates these principles shall be considered to have breached his or her statutory duty to act in the best interests of the company and its business.
A resolution to amend the text or purport of these provisions of our articles of association shall require a unanimous vote in a general meeting where the entire issued share capital is represented.

Limitations on the Rights to Own Securities
Our common shares may be issued to individuals, corporations, trusts, estates of deceased individuals, partnerships and unincorporated associations of persons. Our articles of association contain no limitation on the rights to own our shares and no limitation on the rights of nonresidents of The Netherlands or foreign shareholders to hold or exercise voting rights.
Limitation on Liability and Indemnification Matters
Under Dutch law, management board members and supervisory board members may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to the company and to third parties for infringement of the articles of association or of certain provisions of Dutch law. In certain circumstances, they may also incur additional specific civil and criminal liabilities. Subject to certain exceptions, our articles of association provide for indemnification of our current and former management board members and supervisory board members (and other current and former officers and employees as designated by our management board, subject to approval by our supervisory board). No indemnification shall be given to an indemnified person:
(a)
if a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that the acts or omissions of such indemnified person that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described above are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such indemnified person);

(b)
to the extent that his or her financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so);

(c)
in relation to proceedings brought by such indemnified person against the company, except for proceedings brought to enforce indemnification to which he is entitled pursuant to our articles of association, pursuant to an agreement between such indemnified person and the company which has been approved by the management board or pursuant to insurance taken out by the company for the benefit of such indemnified person; and

(d)
for any financial losses, damages or expenses incurred in connection with a settlement of any proceedings effected without the company’s prior consent.

Under our articles of association, our management board may stipulate additional terms, conditions and restrictions in relation to the indemnification described above.
Shareholders’ Meeting
General meetings may be held in Amsterdam, Arnhem, Assen, The Hague, Haarlem, ‘s-Hertogenbosch, Groningen, Leeuwarden, Lelystad, Maastricht, Middelburg, Rotterdam, Schiphol (Haarlemmermeer), Utrecht or Zwolle, all in The Netherlands. The annual general meeting must be held within six months of the end of each financial year. Additional extraordinary general meetings may also be held whenever considered appropriate by our management board or the supervisory board and shall be held within three months after our management board has considered it to be likely that our equity has decreased to an amount equal to or lower than half of its paid-in and called-up share capital, in order to discuss the measures to be taken if so required.
Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law that jointly represent at least one-tenth of the issued share capital may request us to convene a general meeting, setting out in detail the matters to be discussed. If we have not taken the steps necessary to ensure that such meeting can be held within six weeks after the request, the requesting party/parties may, on their application, be authorized by the competent Dutch court in preliminary relief proceedings to convene a general meeting. The court shall disallow the application if it does not appear that the applicants have previously requested our management board and our supervisory board to convene a general meeting and neither our management board nor our supervisory board has taken the necessary steps so that the general meeting could be held within six weeks after the request.
General meetings must be convened by an announcement published in a Dutch daily newspaper with national distribution. The notice must state the agenda, the time and place of the meeting, the record date (if any), the procedure for participating in the general meeting by proxy, as well as other information as required by Dutch law. The notice must be given at least 15 days prior to the day of the meeting. The agenda for the annual general meeting shall include, among other things, the adoption of the annual accounts, appropriation of our profits and proposals relating to the composition of the management board and supervisory board, including the filling of any vacancies in such bodies. In addition, the agenda shall include such items as have been included therein by the management board or the supervisory board. The agenda shall also include such items requested by one or more shareholders, or others with meeting rights under Dutch law, representing at least 3% of the issued share capital. Requests must be made in writing or by electronic means and received by us at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those that have been included in the agenda.
In accordance with the DCGC and our articles of association, shareholders having the right to put an item on the agenda under the rules described above shall exercise such right only after consulting the management board in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in the company’s strategy (for example, the removal of management board members or supervisory board members), the management board must be given the opportunity to invoke a reasonable period to respond to such intention. Such period shall not exceed 180 days (or such other period as may be stipulated for such purpose by Dutch law and/or the DCGC from time to time). If invoked, the management board must use such response period for further deliberation and constructive consultation, in any event with the shareholders(s) concerned, and shall explore the alternatives. At the end of the response time, the management board shall report on this consultation and the exploration of alternatives to the general meeting. This shall be supervised by our supervisory board. The response period may be invoked only once for any given general meeting and shall not apply: (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of the Company’s issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting be convened, as described above.
Moreover, our management board, with the approval of our supervisory board, can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more managing directors or supervisory directors (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that our management board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint managing directors and supervisory directors (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our management board. During a cooling-off period, our management board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our management board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:
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our management board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;

•
our management board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or

•
other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

The general meeting is presided over by the chairperson of the supervisory board. If no chairperson has been elected or if he or she is not present at the meeting, the general meeting shall be presided over by another supervisory board member present at the meeting. If no supervisory board member is present, the meeting shall be presided over by one of our CEOs. If no CEO has been elected or if they are not present at the meeting, the general meeting shall be presided over by another management board member present at the meeting. If no management board member is present at the meeting, the general meeting shall be presided over by any other person appointed by the general meeting. In each case, the person who should chair the general meeting pursuant to the rules described above may appoint another person to chair the general meeting instead. Management board members and supervisory board members may always attend a general meeting. In these meetings, they have an advisory vote. The chairperson of the meeting may decide at his or her discretion to admit other persons to the meeting.
All shareholders and others with meeting rights under Dutch law are authorized to attend the general meeting, to address the meeting and, insofar as they have such right, to vote pro rata to his or her shareholding. Shareholders may exercise these rights, if they are the holders of shares on the record date, if any, as required by Dutch law, which is currently the 28th day before the day of the general meeting. Under our articles of association, shareholders and others with meeting rights under Dutch law must notify us in writing or by electronic means of their identity and intention to attend the general meeting. This notice must be received by us ultimately on the seventh day prior to the general meeting, unless indicated otherwise when such meeting is convened.
Each common share confers the right on the holder to cast one vote at the general meeting and each high voting share confers the right on the holder to cast 25 votes at the general meeting. Shareholders may vote by proxy. No votes may be cast at a general meeting on shares held by us or our subsidiaries or on shares for which we or our subsidiaries hold depository receipts. Nonetheless, the holders of a right of usufruct (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of usufruct (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of usufruct (vruchtgebruik) or a right of pledge (pandrecht). Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at a general meeting.
Decisions of the general meeting are taken by a simple majority of votes cast, except where Dutch law or our articles of association provide for a qualified majority or unanimity. Upon completion of this offering, our articles of association will provide that, subject to any provision of mandatory Dutch law and any higher quorum requirement stipulated by our articles of association, if we become subject to a binding quorum requirement with respect to resolutions of our general meeting under applicable securities laws or listing rules, then such resolutions shall be subject to such quorum.
Management Board and Supervisory Board Members
Appointment of Management Board and Supervisory Board Member
Under our articles of association, each of Laurin Hahn and Jona Christians, two of our founders, as long as they hold, individually, at least 5% of our voting rights, can make a binding nomination for the appointment of one supervisory board member. These supervisory board members can only be appointed by the general meeting upon such binding nominations. In addition, under our articles of association, our management board members and our other supervisory board members are appointed by the general meeting upon binding nomination by our supervisory board. However, the general meeting may at all times overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting overrules the binding nomination, the supervisory board, Laurin Hahn or Jona Christians, as applicable, shall make a new nomination.
Prior to the closing of this offering, our supervisory board shall adopt a diversity policy for the composition of our management board and our supervisory board, as well as a profile for the composition of the supervisory board. The supervisory board shall make any nomination for the appointment of a management board member or supervisory board member with due regard to the rules and principles set forth in such diversity policy and profile, as applicable.
At a general meeting, a resolution to appoint a management board member or supervisory board member can only be passed in respect of candidates whose names are stated for that purpose in the agenda of that general meeting or in the explanatory notes thereto.
Under Dutch law, when nominating a person for appointment or reappointment as a supervisory board member, the nomination must be supported by reasons (if it concerns a reappointment, past performance must be taken into consideration) and the following information about such person must be provided: (i) age and profession; (ii) the aggregate nominal value of the shares held in the company’s capital; (iii) present and past positions, to the extent relevant for the performance of the tasks of a supervisory board member; and (iv) the name of each entity where such person already holds a position as supervisory board member or non-executive director (in case of multiple entities within the same group, the name of the group shall suffice).
Duties and Liabilities of Management Board and Supervisory Board Members
Under Dutch law, the management board is charged with the management of the company, subject to the restrictions contained in our articles of association, and the supervisory board is charged with the supervision of the policy of the management board and the general course of affairs of the company and of the business connected with it. The management board members may divide their tasks among themselves in or pursuant to the internal rules applicable to the management board. Each management board member and supervisory board member has a statutory duty to act in the corporate interest of the company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Our articles of association stipulate that the planet, humankind and society are important stakeholders of us and the highest principle pursued by us as part of our objects is the protection of the environment, nature and humankind. Under our articles of association, this principle shall form the foundation of our actions and the decisions of our management board and the supervisory board. On the basis of that premise, among other matters, our management board and the supervisory board may let the interests of the planet, humankind and society outweigh the interests of other stakeholders, provided that the interests of the latter stakeholders are not unnecessarily or disproportionately harmed. Any resolution of the management board regarding a material change in our identity or character requires approval of the general meeting.
Our management board is entitled to represent the Company. The power to represent the Company also vests in any two management board members acting jointly.
Dividends and Other Distributions
Dividends
We may only make distributions, whether a distribution of profits or of freely distributable reserves, to our shareholders to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-in and called-up share capital plus any reserves required by Dutch law or by our articles of association. Under our articles of association, the management board may decide that all or part of the profits are carried to reserves. After reservation by the management board of any profit, any remaining profit will be at the disposal of the general meeting for distribution, subject to restrictions of Dutch law and approval by our supervisory board.
We only make a distribution of dividends to our shareholders after the adoption of our annual accounts demonstrating that such distribution is legally permitted. The management board is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting, but only with the approval of the supervisory board.
Dividends and other distributions shall be made payable not later than the date determined by the management board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).
Our current dividend policy is to retain all available funds and any future earnings to fund the completion of the development of the Sion and the start of its serial production as well as the further development and expansion of our business. If we were to revise this policy relating to a payment of future dividends, such revised policy would, subject to the restrictions described above, depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our management board and supervisory board. For more information, see “Dividend Policy” in this prospectus.
Exchange Controls
Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of The Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, albeit those transfers being subject to applicable restrictions under trade and economic sanctions and measures, including those concerning export control, pursuant to EU regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott regulations, applicable anti-money-laundering regulations and similar rules and provided that, under circumstances, such dividends or other distributions must be reported to the Dutch Central Bank for statistical purposes. There are no special restrictions in the articles of association or Dutch law that limit the right of shareholders who are not citizens or residents of The Netherlands to hold or vote shares.
Squeeze-Out Procedures
A shareholder who holds at least 95% of our issued share capital for its own account, alone or together with group companies, may initiate proceedings against the other shareholders jointly for the transfer of their shares to such shareholder. The proceedings are held before the Enterprise Chamber, and can be instituted by means of a writ of summons served upon each of the other shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to the other shareholders and will determine the price to be paid for the shares, if necessary, after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the other shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to it. Unless the addresses of all of them are known to the acquiring person, such a person is required to publish the same in a daily newspaper with a national circulation.
Dissolution and Liquidation
Under our articles of association, we may be dissolved by a resolution of the general meeting, subject to a proposal of the management board approved by our supervisory board. In the event of a dissolution, the liquidation shall be effected by the management board, under supervision of our supervisory board, unless the general meeting decides otherwise. During liquidation, the provisions of our articles of association will remain in force as far as possible. To the extent that any assets remain after payment of all debts, those remaining assets shall be distributed to our shareholders in proportion to their number of shares.

Dutch Corporate Governance Code
As a listed Dutch public company (naamloze vennootschap), we will be subject to the DCGC. The DCGC contains both principles and best practice provisions on corporate governance that regulate relations between the management board, the supervisory board and the general meeting and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their statutory annual reports, filed in The Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with these provisions (for example, because of a conflicting Nasdaq requirement), the company is required to give the reasons for such non-compliance. See “Risk Factors—Risk Related to our Initial Public Offering and Our Common Shares—We are not obligated to, and do not, comply with all best practice provisions of the Dutch Corporate Governance Code.”
We do not comply with all principles and best practice provisions of the DCGC. As of the date of this prospectus, our main deviations from the DCGC are summarized below, but cannot exclude the possibility of deviating from additional provisions of the DCGC after the date hereof, including in order to follow market practice or governance practices in the United States.
Under our articles of association, management board members and supervisory board members are to be appointed on the basis of a binding nomination prepared by the supervisory board or certain of our shareholders. This means that the nominee will be appointed, unless the general meeting removes the binding nature of the nomination (in which case a new nomination will be prepared for a subsequent general meeting). Our articles of association provide that the general meeting can only pass such resolution by a two-thirds majority representing more than half of the issued share capital. However, the DCGC recommends that the general meeting can pass such a resolution by simple majority, representing no more than one-third of the issued share capital.
Under our articles of association, management board members and supervisory board members can only be dismissed by the general meeting by simple majority, provided that the supervisory board proposes the dismissal. In other cases, the general meeting can only pass such resolution by a two-thirds majority representing more than half of the issued share capital. The DCGC recommends that the general meeting can pass a resolution to dismiss a management board member or a supervisory board member by simple majority, representing no more than one-third of the issued share capital.
The DCGC recommends against providing equity awards as part of the compensation of a supervisory board member. However, we may deviate from this recommendation and grant equity awards to our supervisory board members, consistent with U.S. market practice.
Our long-term incentive plan allows us to set the terms and conditions of equity awards granted thereunder. Under that plan, we may grant shares that are not subject to a lock-up period of at least five years after the date of grant, and we may grant options without restricting the exercisability of those options during the first three years after the date of grant. In those cases, this would cause additional deviations from the DCGC.
Dutch Financial Reporting Supervision Act
On the basis of the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving), or the FRSA, the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten), or AFM, supervises the application of financial reporting standards by Dutch companies whose securities are listed on a Dutch or foreign stock exchange.
Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards if, based on publicly known facts or circumstances, it has reason to doubt that the Company’s financial reporting meets such standards and (ii) recommend to us the making available of further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber order us to (i) make available further explanations as recommended by the AFM, (ii) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports or (iii) prepare or restate our financial reports in accordance with the Enterprise Chamber’s orders.

Listing
We will apply to list the common shares on Nasdaq under the symbol “SEV.”
Transfer Agent and Registrar
Upon the closing of this offering, the transfer agent and registrar for the common shares will be American Stock and Transfer Company.

COMPARISON OF DUTCH CORPORATE LAW AND U.S. CORPORATE LAW
The following comparison between Dutch corporate law, which applies to us, and Delaware corporation law, the law under which many publicly listed corporations in the United States are incorporated, discusses additional matters not otherwise described in this prospectus. Although we believe this summary is materially accurate, the summary is subject to Dutch law, including Book 2 of the Dutch Civil Code and the DCGC and Delaware corporation law, including the Delaware General Corporation Law.
Corporate Governance
Duties of Managing and Supervisory Board Members
The Netherlands.   We have a two-tier board structure consisting of our management board (bestuur) and a separate supervisory board (raad van commissarissen).
Under Dutch law, the management board is charged with the management of the company, subject to the restrictions contained in our articles of association, and the supervisory board is charged with the supervision of the policy of the management board and the general course of affairs of the company and of the business connected with it. The management board members may divide their tasks among themselves in or pursuant to the internal rules applicable to the management board. Each management board member and supervisory board member has a statutory duty to act in the corporate interest of the company and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed. Our articles of association stipulate that the planet, humankind and society are important stakeholders of us and the highest principle pursued by us as part of our objects is the protection of the environment, nature and humankind. Under our articles of association, this principle shall form the foundation of our actions and the decisions of our management board and the supervisory board. On the basis of that premise, among other matters, our management board and the supervisory board may let the interests of the planet, humankind and society outweigh the interests of other stakeholders, provided that the interests of the latter stakeholders are not unnecessarily or disproportionately harmed. Any resolution of the management board regarding a material change in our identity or character requires approval of the general meeting.
The approval of our supervisory board is required for certain resolutions of our management board, including concerning the following matters: the making of certain proposals to the general meeting; the issue of shares or the granting of rights to subscribe for shares; the limitation or exclusion of preemption rights; the acquisition of shares by us in our own capital; the drawing up or amendment of our management board rules; the performance of legal acts relating to non-cash contributions on shares; material changes to the identity or the character of the company or its business; the charging of amounts to be paid up on shares against the company’s reserves; the making of an interim distribution; and such other resolutions as the supervisory board shall have specified in a resolution to that effect and notified to the management board. The absence of the approval of the supervisory board shall result in the relevant resolution being null and void but shall not affect the powers of representation of the management board or of the management board members.
Our management board is entitled to represent the Company. The power to represent the Company also vests in any two management board members acting jointly.
Delaware.   The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a

Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.
Director Terms
The Netherlands.   The DCGC provides the following best practice recommendations on the terms for tenure of management board members and supervisory board members:
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Management board members should be appointed for a maximum period of four years, without limiting the number of consecutive terms management board members may serve.

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Supervisory board members should be appointed for two consecutive periods of no more than four years. Thereafter, supervisory board members may be reappointed for a maximum of two consecutive periods of no more than two years, provided that the reasons for any reappointment after an eight-year term of office should be disclosed in the company’s annual report.

The general meeting shall at all times be entitled to suspend or dismiss a management board member or supervisory board member. Under our articles of association, the general meeting may only adopt a resolution to suspend or dismiss such director by at least a two-thirds majority of the votes cast, provided that such majority represents more than half of the issued share capital, unless the resolution is passed at the proposal of the supervisory board, in which case a simple majority of the votes cast is sufficient. In addition, the supervisory board may at any time suspend a management board member. A suspension by the supervisory board can at any time be lifted by the general meeting. If a management board member is suspended and the general meeting does not resolve to dismiss him or her within three months from the date of such suspension, the suspension shall lapse.
Delaware.   The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a “classified” board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.
Director Vacancies
The Netherlands.   Our management board can temporarily fill vacancies in its midst caused by temporary absence or incapacity of management board members without requiring a shareholder vote. If all of our management board members are absent or incapacitated, our management shall be attributed to the supervisory board. The person charged with our management in this manner may designate one or more persons to be charged with our management instead of, or together with, such person(s). Our supervisory board can also temporarily fill vacancies in its midst caused by temporary absence or incapacity of supervisory board members without a shareholder vote. If all of our supervisory board members are absent or incapacitated, the supervision of our Company shall be attributed to the person who most recently ceased to hold office as the chairperson of our supervisory board, provided that such person is willing and able to accept such position, who may designate one or more other persons to be charged with the supervision of the Company, instead of, or together with, such former chairperson. The person charged with the supervision of the Company pursuant to this provision shall cease to hold that position when the general meeting has appointed one or more persons as supervisory board members.
Under Dutch law, management board members and supervisory board members are appointed and reappointed by the general meeting. Under our articles of association, each of Laurin Hahn and Jona Christians, two of our founders, as long as he holds at least 5% of our voting rights, can make a binding nomination for the appointment of one supervisory board member. These supervisory board members can only be appointed by the general meeting upon such binding nominations. In addition, under our articles of association, our management board members and our other supervisory board members are appointed by the general meeting upon binding nomination by our supervisory board. However, the general meeting may at all times overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting overrules the binding nomination, the supervisory board, Laurin Hahn or Jona Christians, as applicable, shall make a new nomination.
Prior to the closing of this offering, our supervisory board shall adopt a diversity policy for the composition of our management board and our supervisory board, as well as a profile for the composition of the supervisory board. The supervisory board shall make any nomination for the appointment of a management board member or supervisory board member with due regard to the rules and principles set forth in such diversity policy and profile, as applicable.
Under Dutch law, when nominating a person for appointment or reappointment as a supervisory board member, the nomination must be supported by reasons (if it concerns a reappointment, past performance must be taken into consideration) and the following information about such person must be provided: (i) age and profession; (ii) the aggregate nominal value of the shares held in the company’s capital; (iii) present and past positions, to the extent relevant for the performance of the tasks of a supervisory board member; and (iv) the name of each entity where such person already holds a position as supervisory board member or non-executive director (in case of multiple entities within the same group, the name of the group shall suffice).
Delaware.   The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.
Conflict-of-Interest Transactions
The Netherlands.   Under Dutch law and our articles of association, our management board members and supervisory board members shall not take part in any discussion or decision-making that involves a subject or transaction in relation to which he or she has a direct or indirect personal conflict of interest with us. Such a conflict of interest would generally arise if the management board member or supervisory board member concerned is unable to serve our interests and the business connected with it with the required level of integrity and objectivity due to the existence of the conflicting personal interest. Our articles of association provide that if as a result of conflicts of interests no resolution of the management board can be adopted, the resolution shall be passed by the supervisory board and that, if as a result of conflicts of interests no resolution of the supervisory board can be adopted, the resolution may nonetheless be adopted by the supervisory board as if none of the supervisory board members had a conflict of interest. In that case, each supervisory board member is entitled to participate in the discussion and decision-making process and to cast a vote.
The DCGC provides the following best practice recommendations in relation to conflicts of interests in respect of management board members or supervisory board members:
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A management board member should report any potential conflict of interest in a transaction that is of material significance to the company and/or to such person to the chairperson of the supervisory board and to the other members of the management board without delay. The management board member should provide all relevant information in that regard, including the information relevant to the situation concerning his or her spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree.

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A supervisory board member should report any conflict of interest or potential conflict of interest in a transaction that is of material significance to the company and/or to such person to the chairperson of the supervisory board without delay and should provide all relevant information in that regard, including the relevant information pertaining to his or her spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree. If the chairperson of the supervisory board has a conflict of interest or potential conflict of interest, he or she should report this to the vice-chairperson of the supervisory board without delay.

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The supervisory board should decide, outside the presence of the management board member or supervisory board member concerned, whether there is a conflict of interest.

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All transactions in which there are conflicts of interest with management board members or supervisory board members should be agreed on terms that are customary in the market.

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Decisions to enter into transactions in which there are conflicts of interest with management board members or supervisory board members that are of material significance to the company and/or to the relevant management board members or supervisory board members should require the approval of the supervisory board. Such transactions should be published in the annual report, together with a description of the conflict of interest and a declaration that the relevant best practice provisions of the DCGC have been complied with.

Delaware.   The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:
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the material facts as to the director’s relationship or interest are disclosed and a majority of disinterested directors consent;

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the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent; or

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the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Proxy Voting by Directors
The Netherlands.   An absent management board member may issue a proxy for a specific management board meeting but only to another management board member in writing or by electronic means. An absent supervisory board member may issue a proxy for a specific supervisory board meeting but only to another supervisory board member in writing or by electronic means.
Delaware.   A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.
Shareholder Rights
Voting Rights
The Netherlands.   In accordance with Dutch law and our articles of association, each issued common share confers the right to cast one vote at the general meeting and each issued high voting share confers the right to cast 25 votes at the general meeting. No votes may be cast on shares that are held by us or our direct or indirect subsidiaries or on shares for which we or our subsidiaries hold depository receipts. Nonetheless, the holders of a right of usufruct (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of usufruct (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of usufruct (vruchtgebruik) or a right of pledge (pandrecht).
In accordance with our articles of association, for each general meeting, the management board may determine that a record date will be applied in order to establish which shareholders are entitled to attend and vote at the general meeting. Such record date shall be the 28th day prior to the day of the general meeting. The record date and the manner in which shareholders can register and exercise their rights will be set out in the notice of the meeting which must be published in a Dutch daily newspaper with national distribution at least 15 days prior to the meeting (and such notice may therefore be published after the record date for such meeting). Under our articles of association, shareholders and others with meeting rights under Dutch law must notify us in writing or by electronic means of their identity and intention to attend the general meeting. This notice must be received by us ultimately on the seventh day prior to the general meeting, unless indicated otherwise when such meeting is convened.
Delaware.   Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting.
Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.
Shareholder Proposals
The Netherlands.   Pursuant to our articles of association, extraordinary general meetings will be held whenever required under Dutch law or whenever our management board or supervisory board deems such to be appropriate or necessary. Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law representing at least one-tenth of the issued share capital may request us to convene a general meeting, setting out in detail the matters to be discussed. If we have not taken the steps necessary to ensure that such a meeting can be held within six weeks after the request, the requesting party or parties may, on their application, be authorized by the competent Dutch court in preliminary relief proceedings to convene a general meeting.
Also, the agenda for a general meeting shall include such items requested by one or more shareholders, and others entitled to attend general meetings, representing at least 3% of the issued share capital, except where the articles of association state a lower percentage. Our articles of association do not state such lower percentage. Requests must be made in writing or by electronic means and received by us at least 60 days before the day of the meeting.
In accordance with the DCGC, shareholders who have the right to put an item on the agenda for our general meeting or to request the convening of a general meeting shall not exercise such rights until after they have consulted our management board. If exercising such rights may result in a change in our strategy (for example, through the dismissal of one or more of our managing directors or supervisory directors), our management board must be given the opportunity to invoke a reasonable period of up to 180 days to respond to the shareholders’ intentions. If invoked, our management board must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned and exploring alternatives. At the end of the response time, our management board, supervised by our supervisory board, shall report on this consultation and the exploration of alternatives to our general meeting. The response period may be invoked only once for any given general meeting and shall not apply (i) in respect of a matter for which a response period has been previously invoked or (ii) if a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid.
Moreover, our management board, with the approval of our supervisory board, can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more managing directors or supervisory directors (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that our management board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint managing directors and supervisory directors (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our management board. During a cooling-off period, our management board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our management board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:
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our management board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;

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our management board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or

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other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

Delaware.   Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.
Action by Written Consent
The Netherlands.   Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided that (i) the articles of association allow such action by written consent, (ii) the company has not issued bearer shares or, with its cooperation, depository receipts for shares in its capital, and (iii) the resolution is adopted unanimously by all shareholders that are entitled to vote. Although our articles of association allow for shareholders’ resolutions to be adopted in writing, the requirement of unanimity renders the adoption of shareholder resolutions without holding a meeting not feasible for us as a publicly traded company.
Delaware.   Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.
Appraisal Rights
The Netherlands.   Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights. However, Dutch law does provide for squeeze-out procedures as described under “Description of Share Capital and Articles of Association—Dividends and Other Distributions—Squeeze-Out Procedures.” Also, Dutch law provides for cash exit rights in certain situations for dissenting shareholders of a company organized under Dutch law entering into certain types of mergers. In those situations, a dissenting shareholder may file a claim with the Dutch company for compensation. Such compensation shall then be determined by one or more independent experts. The shares of such a shareholder that are subject to such claim will cease to exist as of the moment of entry into effect of the merger.
Delaware.   The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.
Shareholder Suits
The Netherlands.   In the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. Dutch law provides for the possibility to initiate such actions collectively, in which a foundation or an association can act as a class representative and has standing to commence proceedings and claim damages if certain criteria are met. The court will first determine if those criteria are met. If so, the case will go forward as a class action on the merits after a period allowing class members to opt out from the case has lapsed. All members of the class who are residents of The Netherlands and who did not opt out will be bound to the outcome of the case. Residents of other countries must actively opt in in order to be able to benefit from the class action. The defendant is not required to file defenses on the merits prior to the merits phase having commenced. It is possible for the parties to reach a settlement during the merits phase. Such a settlement can be approved by the court, which approval will then bind the members of the class, subject to a second opt-out. This new regime applies to claims brought after January 1, 2020 and which relate to certain events that occurred prior to that date. For other matters, the old Dutch class actions regime will apply. Under the old regime, no monetary damages can be sought. Also, a judgment rendered under the old regime will not bind individual class members. Even though Dutch law does not provide for derivative suits, directors and officers can still be subject to liability under U.S. securities laws.
Under our articles of association as they will read upon the completion of this offering, except as otherwise approved by our management board, the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, as amended, to the fullest extent permitted by applicable law, shall be the U.S. federal district courts.
Delaware.   Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit.
Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.
Repurchase of Shares
The Netherlands.   Under Dutch law, when issuing shares, a public company such as ours may not subscribe for newly issued shares in its own capital. Such a company may, however, subject to certain restrictions of Dutch law and its articles of association, acquire shares in its own capital. A listed public company such as ours may acquire fully paid shares in its own capital at any time for no valuable consideration. Furthermore, subject to certain provisions of Dutch law and its articles of association, such company may repurchase fully paid shares in its own capital if (i) the company’s shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-in and called-up share capital plus any reserves required by Dutch law or its articles of association and (ii) the aggregate nominal value of shares of the company which the company acquires, holds or on which the company holds a pledge (pandrecht) or which are held by a subsidiary of the company, would not exceed 50% of its then-current issued share capital. Such company may only acquire its own shares if its general meeting has granted the management board the authority to effect such acquisitions.
An acquisition of shares for a consideration must be authorized by our general meeting. Such authorization may be granted for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which common shares may be acquired. The actual acquisition may only be effected pursuant to a resolution of our management board, with the approval of our supervisory board. Our management board has been authorized until May 27, 2022 to cause the repurchase of shares (or depository receipts for shares) by us of up to 10% of our issued share capital, for a price per share not exceeding 110% of the average market price of our common shares on Nasdaq (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by us), provided that, until our common shares are listed on a stock exchange, the maximum purchase price shall be 110% of the original issue price of the shares concerned. These shares may be used to deliver shares underlying awards granted pursuant to our equity-based compensation plans.
No authorization of the general meeting is required if fully paid common shares are acquired by us with the intention of transferring such common shares to our employees under an applicable employee share purchase plan.
Delaware.   Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.
Anti-Takeover Provisions
The Netherlands.   Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. In this respect, certain provisions of our articles of association may make it more difficult for a third party to acquire control of us or effect a change in our management board and supervisory board. These provisions include:
•
a dual-class share structure which consists of common shares and high voting shares, with common shares carrying one vote per share and high voting shares carrying 25 votes per share;

•
a provision that each of Laurin Hahn and Jona Christians, two of our founders, as long as he holds at least 5% of our voting rights, can make a binding nomination for the appointment of one supervisory board member, which can only be overruled by a two-thirds majority of votes cast representing more than 50% of our issued share capital;

•
a provision that our management board members and the supervisory board members not appointed on the basis of a binding nomination by Laurin Hahn or Jona Christians as described above are appointed on the basis of a binding nomination prepared by our supervisory board which can only be overruled by a two-thirds majority of votes cast representing more than half of our issued share capital;

•
a provision that our management board members and supervisory board members may only be dismissed by the general meeting by a two-thirds majority of votes cast representing more than half of our issued share capital (unless the dismissal is proposed by the supervisory board in which case a simple majority of the votes cast would be sufficient);

•
a provision allowing, among other matters, the former chairperson of our supervisory board to manage our affairs if all of our supervisory board members are removed from office and to appoint others to be charged with the supervision of our affairs, until new supervisory board members are appointed by the general meeting on the basis of the binding nominations discussed above; and

•
a requirement that certain matters, including an amendment of our articles of association, may only be brought to our general meeting for a vote upon a proposal by our management board with the approval of our supervisory board.

In addition, Dutch law allows for staggered multi-year terms of our management board members and supervisory board members, as a result of which only part of our management board members and supervisory board members may be subject to appointment or re-appointment in any one year.
Furthermore, our management board may, under certain circumstances invoke a reasonable period of up to 180 days to respond to certain shareholder proposals or a statutory cooling-off period of up to 250 days to respond to certain shareholder proposals or a hostile bid. See above under “Shareholder Proposals.”
Delaware.   In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:
•
the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;

•
after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or

•
after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until 12 months following its adoption.
Inspection of Books and Records
The Netherlands.   The management board and the supervisory board provide the general meeting, within a reasonable amount of time, all information that the shareholders require for the exercise of their powers, unless this would be contrary to an overriding interest of our Company. If the management board or supervisory board invokes such an overriding interest, it must give reasons.
Delaware.   Under the Delaware General Corporation Law, any stockholder may inspect for any proper purpose certain of the corporation’s books and records during the corporation’s usual hours of business.
Dismissal of Directors
The Netherlands.   Under our articles of association, the general meeting shall at all times be entitled to dismiss a management board member or supervisory board member. The general meeting may only adopt a resolution to suspend or dismiss a management board member or supervisory board member by at least a two-thirds majority of the votes cast, provided that such majority represents more than half of the issued share capital, unless the proposal was made by the supervisory board, in which latter case a simple majority is sufficient.
Delaware.   Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part.
Issuance of Shares
The Netherlands.   Under Dutch law, a company’s general meeting is the corporate body authorized to resolve on the issuance of shares and the granting of rights to subscribe for shares. The general meeting can delegate such authority to another corporate body of the company, such as the management board, for a period not exceeding five years; this authorization may only be extended from time to time for a maximum period of five years.

Our management board has been authorized until November 27, 2025 to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time. We may not subscribe for our own shares on issue.
Delaware.   All creation of shares require the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.
Preemptive Rights
The Netherlands.   Under Dutch law, in the event of an issuance of shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the shares held by such holder (with the exception of shares to be issued to employees or shares issued against a contribution other than in cash or pursuant to the exercise of a previously acquired right to subscribe for shares). Under our articles of association, the preemptive rights in respect of newly issued shares may be restricted or excluded by a resolution of the general meeting. Another corporate body, such as the management board, may restrict or exclude the preemptive rights in respect of newly issued shares if it has been designated as the authorized body to do so by the general meeting. Such designation can be granted for a period not exceeding five years. A resolution of the general meeting to restrict or exclude the preemptive rights or to designate another corporate body as the authorized body to do so requires a majority of not less than two-thirds of the votes cast, if less than one-half of our issued share capital is represented at the meeting. Our management board has been authorized until November 27, 2025 to limit or exclude preemptive rights in relation to an issuance of shares or a grant of rights to subscribe for shares that the management board is authorized to resolve upon (see above under “Issuance of Shares”).
Delaware.   Under the Delaware General Corporation Law, stockholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.
Dividends
The Netherlands.   Dutch law provides that dividends (if it concerns a distribution of profits) may be distributed after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Moreover, dividends may be distributed, whether as a distribution of profits or of freely distributable reserves, only to the extent the shareholders’ equity exceeds the amount of the paid-in and called-up issued share capital and the reserves that must be maintained under the law or the articles of association. Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that the shareholders’ equity exceeds the amount of the paid-in and called-up issued share capital plus any reserves as described above as apparent from our consolidated interim financial statements prepared under Dutch law.
Under our articles of association, our management board, with the approval of our supervisory board, may decide that all or part of the profits are carried to reserves. After the reservation of any profit, the remaining profit will be at the disposal of the general meeting at the proposal of the management board for distribution on the shares, subject to restrictions of Dutch law and approval by our supervisory board of such proposal of our management board. Our management board is permitted, subject to certain requirements, to declare interim dividends without the approval of the general meeting, but only with the approval of the supervisory board. Dividends and other distributions shall be made payable not later than the date determined by the management board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).
Delaware.   Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of common stock, property or cash.
Shareholder Vote on Certain Reorganizations
The Netherlands.   Under Dutch law, the general meeting must approve resolutions of the management board relating to a significant change in the identity or the character of the company or the business of the company, which includes:
•
a transfer of the business or virtually the entire business to a third party;

•
the entry into or termination of a long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of a far-reaching significance for the company; and

•
the acquisition or divestment by the company or a subsidiary of a participating interest in the capital of a company having a value of at least one-third of the amount of its assets according to its balance sheet and explanatory notes or, if the company prepares a balance sheet, according to its balance sheet and explanatory notes in the last adopted annual accounts of the company.

Delaware.   Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.
Under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (i) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (ii) the shares of stock of the surviving corporation are not changed in the merger and (iii) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.
Remuneration of Management Board Members and Supervisory Board Members
The Netherlands.   Under Dutch law and our articles of association, we must adopt a compensation policy for our management board. Such compensation policy and any changes thereto shall require the adoption by the general meeting. The supervisory board determines the remuneration of individual management board members with due observance of the compensation policy at the recommendation of our compensation committee. A proposal with respect to remuneration schemes in the form of shares or rights to shares in which management board members may participate is subject to approval by our general meeting. Such a proposal must set out at least the maximum number of shares or rights to subscribe for shares to be granted to the management board and the criteria for granting or amendment. The compensation for our supervisory board members is set by the general meeting.
Delaware.   Under the Delaware General Corporation Law, the stockholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of the compensation policy may be subject to stockholder vote due to the provisions of U.S. federal securities and tax law.

COMMON SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no market for our common shares. Future sales of substantial amounts of our common shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of common shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.
Upon completion of this offering, we will have           common shares and           high voting shares outstanding assuming the exercise in full of the underwriters’ option to purchase additional common shares from us as well as the full conversion of the mandatory convertible senior notes into our common shares. Of these shares,           common shares, or           common shares if the underwriters exercise their option in full to purchase additional common shares from us, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any common shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining           common shares existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows.
Rule 144
In general, under Rule 144 under the Securities Act as in effect on the date of this prospectus, a person who has beneficially owned our common shares that are restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our common shares that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
•
1% of the number of common shares then outstanding, which will equal approximately         common shares immediately after the completion of this offering based on the number of common shares outstanding as of           , 2021, assuming no exercise of the underwriters’ option to purchase additional shares; and

•
the average weekly trading volume of our common shares on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Sales of restricted common shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also requires that affiliates relying on Rule 144 to sell common shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement. In addition, in each case, these common shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.
Regulation S
Regulation S under the Securities Act provides that common shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold outside the United States without registration in the United States being required.

Rule 701
Under Rule 701 under the Securities Act, common shares acquired by any of our employees, management board members, supervisory board members, consultants or advisors upon the exercise of options or pursuant to other rights granted under a written compensatory stock or option plan or other written agreement in compliance with Rule 701 may be resold, by:
•
persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject only to the manner-of-sale provisions of Rule 144; and

•
our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

TAXATION
The following summary contains a description of Dutch, German and U.S. federal income tax considerations generally applicable to the acquisition, ownership and disposition of common shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares. The summary is based upon the tax laws of The Netherlands and regulations thereunder, the tax laws of Germany and regulations thereunder and the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change. The discussion in this section reflects the views of NautaDutilh N.V. insofar as it relates to matters of Dutch tax law, Ebner Stolz Mönning Bachem Wirtschaftsprüfer Steuerberater Rechtsanwälte Partnerschaft mbB insofar as it relates to matters of German tax law and Sullivan & Cromwell LLP insofar as it relates to matters of United States federal income tax law. You should consult your tax advisor regarding the applicable tax consequences to you of investing in our common shares.
Material Dutch Tax Consideration
General
The following is a general summary of certain material Dutch tax consequences of the acquisition, ownership and disposal of our common shares. This summary does not purport to set forth all possible tax considerations or consequences that may be relevant to a holder or prospective holder or our common shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, it should be treated with corresponding caution.
This summary is based on the tax laws of The Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Where the summary refers to “The Netherlands” or “Dutch” it refers only to the part of the Kingdom of The Netherlands located in Europe.
This discussion is for general information purposes and is not tax advice or a complete description of all Dutch tax consequences relating to the acquisition, ownership and disposal of our common shares. Holders or prospective holders of our common shares should consult their own tax advisor regarding the tax consequences relating to the acquisition, holding and disposal of our common shares in light of their particular circumstances.
Please note that this section does not set forth the tax considerations for:
•
holders of common shares if such holders, and in the case of individuals, such holder’s partner or certain relatives by blood or marriage in the direct line (including foster children), have a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in us within the meaning of chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a holder of securities in a company is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with such holder’s partner (as defined in the Dutch Income Tax Act 2001), directly or indirectly holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest exists if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

•
holders of common shares that are not individuals and for which the common shares qualify or qualified as a participation (deelneming) for purposes of the participation exemption (deelnemingsvrijstelling) as defined in Section 13 of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, the common shares qualify as a participation as a result of which the participation exemption applies to the common shares if the holder of common shares is subject to Dutch corporate income tax and it, or a related entity, holds 5% or more in our nominal paid-in share capital (or, in certain cases, in voting rights);

•
pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) (as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in The Netherlands as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the EU, Norway, Liechtenstein, Iceland or any other state with which The Netherlands has agreed to ex-change information in line with international standards; and

•
holders of common shares who are individuals and for whom the common shares or any benefit derived from the common shares are a remuneration or deemed to be a remuneration for (employment) activities performed by such holders or certain individuals related to such holders (as defined in the Dutch Income Tax Act 2001).

Dividend Withholding Tax
Dividends distributed by us generally are subject to Dutch dividend withholding tax at a rate of 15%. Generally, we are responsible for the withholding of such dividend withholding tax at source; the Dutch dividend withholding tax is for the account of the holder of our common shares.
However, as long as we continue to have our place of effective management solely in Germany, and not in The Netherlands, under the double tax treaty between Germany and The Netherlands, we will be considered to be exclusively tax resident in Germany and we will not be required to withhold Dutch dividend withholding tax. This exemption from withholding does not apply to dividends distributed by us to a holder who is resident or deemed to be resident in The Netherlands for Dutch income tax purposes or to holders of common shares that are neither resident nor deemed to be resident of The Netherlands if the common shares are attributable to a Dutch permanent establishment of such non-resident holder, in which case the following paragraph applies. See also “Risk Factors—Regulatory, Legal and Tax Risks—If we do pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and The Netherlands.”
Dividends distributed by us to individuals and corporate legal entities who are resident or deemed to be resident in The Netherlands for Dutch income tax purposes (“Dutch Resident Individuals” and “Dutch Resident Entities,” as the case may be) or to holders of common shares that are neither resident nor deemed to be resident of The Netherlands if the common shares are attributable to a Dutch permanent establishment of such non-resident holder are subject to Dutch dividend withholding tax at a rate of 15%.
The expression “dividends distributed” includes, among other things:
•
distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•
liquidation proceeds, proceeds of redemption of common shares, or proceeds of the repurchase of common shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those common shares as recognized for purposes of Dutch dividend withholding tax;

•
an amount equal to the par value of common shares issued or an increase of the par value of common shares, to the extent that it does not appear that a related contribution, recognized for purposes of Dutch dividend withholding tax, has been made or will be made; and

•
partial repayment of the paid-in capital, recognized for purposes of Dutch dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless (i) the general meeting has resolved in advance to make such repayment and (ii) the par value of the common shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

Dutch Resident Individuals and Dutch Resident Entities generally are entitled to an exemption or a credit for any Dutch dividend withholding tax against their income tax or corporate income tax liability and to a refund of any residual Dutch dividend withholding tax. The same generally applies to holders of common shares that are neither resident nor deemed to be resident of The Netherlands if the common shares are attributable to a Dutch permanent establishment of such non-resident holder.

Dividend stripping
Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner (uiteindelijk gerechtigde) of the dividend as described in the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place.
The Dutch State Secretary for Finance takes the position that the definition of beneficial owner introduced by this legislation will also be applied in the context of a double taxation convention.
Taxes on Income and Capital Gains
Dutch Resident Entities
Generally speaking, if the holder of common shares is a Dutch Resident Entity, any benefits derived or deemed to be derived from the common shares or any gain or loss realized on the disposal or deemed disposal of the common shares is subject to Dutch corporate income tax at a rate of 15% with respect to taxable profits up to €245,000 and 25% with respect to taxable profits in excess of that amount (rates and brackets for 2021).
Dutch Resident Individuals
If the holder of common shares is a Dutch Resident Individual, any benefits derived or deemed to be derived from the common shares or any gain or loss realized on the disposal or deemed disposal of the common shares is taxable at the progressive Dutch income tax rates (with a maximum of 49.50% in 2021), if:
(i)
the common shares are attributable to an enterprise from which the holder of common shares derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise without being a shareholder (as defined in the Dutch Income Tax Act 2001); or

(ii)
the holder of common shares is considered to perform activities with respect to the common shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the common shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (i) and (ii) do not apply to the individual holder of common shares, such holder will be taxed annually on a deemed return (with a maximum of 5.69% in 2021) on the individual’s net investment assets (rendementsgrondslag) for the year, insofar the individual’s net in-vestment assets for the year exceed a statutory threshold (heffingvrij vermogen). The deemed return on the individual’s net investment assets for the year is taxed at a flat rate of 31%. Actual income, gains or losses in respect of the common shares are as such not subject to Dutch income tax.
The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The common shares are included as investment assets. For the net investment assets on January 1, 2021, the deemed return ranges from 1.90% up to 5.69% (depending on the aggregate amount of the net investment assets of the individual on January 1, 2021). The deemed return will be adjusted annually on the basis of historic market yields.
Non-residents of The Netherlands
A holder of common shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch taxes on income or capital gains in respect of any payment under the common shares or in respect of any gain or loss realized on the disposal or deemed disposal of the common shares, provided that:

(i)
such holder does not have an interest in an enterprise or deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in The Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the common shares are attributable; and

(ii)
in the event the holder is an individual, such holder does not carry out any activities in The Netherlands with respect to the common shares that go beyond ordinary asset management and does not derive benefits from the common shares that are taxable as benefits from other activities in The Netherlands.

Gift and Inheritance Taxes
Residents of The Netherlands
Gift or inheritance taxes will arise in The Netherlands with respect to a transfer of common shares by way of a gift by, or on the death of, a holder of such common shares who is resident or deemed resident of The Netherlands at the time of the gift or the holder’s death.
Non-residents of The Netherlands
No gift or inheritance taxes will arise in The Netherlands with respect to a transfer of common shares by way of gift by, or on the death of, a holder of common shares who is neither resident nor deemed to be resident of The Netherlands, unless:
(i)
in the case of a gift of common shares by an individual who at the date of the gift was neither resident nor deemed to be resident of The Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident of The Netherlands; or

(ii)
in the case of a gift of common shares is made under a condition precedent, the holder of the common shares is resident or is deemed to be resident of the Netherlands at the time the condition is fulfilled; or

(iii)
the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident of The Netherlands.

For purposes of Dutch gift and inheritance taxes, among others, a person that holds the Dutch nationality will be deemed to be resident of The Netherlands if such person has been resident in The Netherlands at any time during the ten (10) years preceding the date of the gift or such person’s death. Additionally, for purposes of Dutch gift tax, among others, a person not holding the Dutch nationality will be deemed to be resident of The Netherlands if such person has been resident in The Netherlands at any time during the twelve (12) months preceding the date of the gift. Applicable tax treaties may override deemed residency.
Value Added Tax (VAT)
No Dutch VAT will be payable by a holder of common shares in respect of any payment in consideration for the holding or disposal of the common shares.
Other Taxes and Duties
No Dutch registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of common shares in respect of any payment in consideration for the holding or disposal of the common shares.
Material German Tax Considerations
The following section is the opinion of Ebner Stolz Mönning Bachem Wirtschaftsprüfer Steuerberater Rechtsanwälte Partnerschaft mbH (“German Tax Counsel”) of the material German tax considerations that become relevant when purchasing, holding or transferring the Company’s shares. The Company expects and intends to have its sole place of management in Germany and, therefore, qualifies as a corporation subject to German unlimited income taxation; however, because a company’s tax residency depends on future facts regarding the location in which the Company is managed and controlled, German Tax Counsel cannot opine as to whether the Company will actually qualify as a corporation subject to German unlimited income taxation and such a scenario in which the company does not qualify as a corporation subject to German unlimited income taxation is not discussed herein. This section does not set forth all German tax aspects that may be relevant for shareholders. The section is based on the German tax law applicable as of the date of this prospectus. It should be noted that the law may change following the issuance of this prospectus and that such changes may have retroactive effect.
The material German tax principles of purchasing, owning and transferring of shares are set forth in the following. This section does not purport to be a comprehensive or complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of shares and does not set forth all tax considerations that may be relevant to a particular person’s decision to acquire common shares. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences set forth below. This section does not refer to any U.S. Foreign Account Tax Compliance Act aspects.
Shareholders are advised to consult their own tax advisers with regard to the application of German tax law to their particular situations, in particular with respect to the procedure to be complied with to obtain a (potential) relief of withholding tax on dividends and on capital gains (Kapitalertragsteuer) and with respect to the influence of double tax treaty provisions, as well as any tax consequences arising under the laws of any state, local or other foreign jurisdiction. For German tax purposes, a “shareholder” may include an individual who or an entity that does not have the legal title to the shares, but to whom the shares are nevertheless attributed, based either on such individual or entity owning a beneficial interest in the shares or based on specific statutory provisions.
This section does not constitute particular tax advice. Potential purchasers of the Company’s shares are urged to consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of shares in light of their particular circumstances.
Dividends Tax
Withholding Tax on Dividends
Dividends distributed from a company to its shareholders are subject to withholding tax, subject to certain exemptions (for example, repayments of capital from the tax equity account (steuerliches Einlagekonto)), as described in the following. The withholding tax rate is 25% plus 5.5% solidarity surcharge (Solidaritätszuschlag) thereon (in total 26.375%) and, if applicable, church tax (Kirchensteuer) of the gross dividend approved by the ordinary shareholders’ meeting. Withholding tax is to be withheld and passed on for the account of the shareholders by a domestic branch of a domestic or foreign credit or financial services institution (Kredit- und Finanzdienstleistungsinstitut), by the domestic securities trading company (inländisches Wertpapierhandelsunternehmen) or a domestic securities trading bank (inländische Wertpapierhandelsbank) which keeps and administers the shares and disburses or credits the dividends or disburses the dividends to a foreign agent, or by the securities custodian bank (Wertpapiersammelbank) to which the shares were entrusted for collective custody if the dividends are distributed to a foreign agent by such securities custodian bank (which is referred to as the “Dividend Paying Agent”). In case the shares are not held in collective deposit with a Dividend Paying Agent, the company is responsible for withholding and remitting the tax to the competent tax office.
Such withholding tax is levied and withheld irrespective of whether and to what extent the dividend distribution is taxable at the level of the shareholder and whether the shareholder is a person residing in Germany or in a foreign country.
In the case of dividends distributed to a parent company within the meaning of Art. 3 of the amended EU Directive 2011/96/EU of the Council of November 30, 2011 (the “EU Parent Subsidiary Directive”) domiciled in another Member State of the EU, an exemption from withholding tax will be granted upon request if further prerequisites are satisfied (Freistellung im Steuerabzugsverfahren). This also applies to dividends distributed to a permanent establishment located in another Member State of the EU of such a parent company or of a parent company tax resident in Germany if the participation in the company is attributable to with this permanent establishment. The key prerequisite for the application of the EU Parent Subsidiary Directive is that the shareholder has held a direct participation in the share capital of the company of at least 10% for at least twelve months. If such twelve month period is only completed after the receipt of the dividends, an exemption is not possible based on the EU Parent Subsidiary Directive. Rather, only a refund of withholding tax might be possible, subject to further prerequisites.
The withholding tax on distributions to other foreign resident shareholders might be reduced fully or partly in accordance with a double taxation treaty if Germany has concluded such double taxation treaty with the country of residence of the shareholder and if the shareholder does not hold his shares either as part of the assets of a permanent establishment or a fixed place of business in Germany or as business assets for which a permanent representative has been appointed in Germany. If the requirements for such a reduction are fulfilled, the reduction of the withholding tax would procedurally be granted in such a manner that the difference between the total amount withheld, including the solidarity surcharge, and the tax liability determined on the basis of the tax rate set forth in the applicable double taxation treaty (generally 15% unless further qualifications are met) is refunded by the German tax administration upon request (Federal Central Office for Taxes (Bundeszentralamt für Steuern), main office in Bonn-Beuel, An der Küppe 1, 53225 Bonn, Germany) subject to the treaty and German anti-abuse rules.
In the case of dividends received by corporations whose statutory seat and effective place of management are not located in Germany and who are therefore not tax resident in Germany, two-fifths of the withholding tax deducted and remitted are refunded without the need to fulfill all prerequisites required for such refund under the EU Parent Subsidiary Directive or under a double taxation treaty or if no double taxation treaty has been concluded with the state of residence of the shareholder.
In order to receive a refund pursuant to a double taxation treaty or the aforementioned option for foreign corporations, the shareholder has to submit a completed form for refund (available at the Federal Central Office for Taxes (http://www.bzst.de) as well as at the German embassies and consulates) together with a withholding tax certificate (Kapitalertragsteuerbescheinigung) issued by the institution that withheld the tax.
The exemption from withholding tax in accordance with the EU Parent Subsidiary Directive or a double tax treaty and the aforementioned options for a refund of the withholding tax (with or without protection under a double taxation treaty) depend on whether certain additional prerequisites (in particular so-called substance requirements) are fulfilled. The applicable withholding tax relief will only be granted if the preconditions of the German anti avoidance rules (so called Directive Override or Treaty Override), in particular Section 50d, paragraph 3, German Income Tax Act (Einkommensteuergesetz) in its current version upon receipt of the dividends are fulfilled. In addition, e. g. Article 28 of the Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and to certain other Taxes of August 29, 1989 in the amended version of June 4, 2008 (Bundesgesetzblatt II 2008, p. 611) provides for further prerequisites that need to be fulfilled in the case of a shareholder who is resident of the United States. Other treaties might provide for additional requirements.
The aforementioned reductions of (or exemptions from) withholding tax are further restricted if (i) the applicable double taxation treaty provides for a tax reduction resulting in an applicable tax rate of less than 15% and (ii) the shareholder is not a corporation that directly holds at least 10% in the equity capital of the distributing company and is subject to tax on its income and profits in its state of residence without being exempt. In this case, the reduction of (or exemption from) withholding tax is subject to the following three cumulative prerequisites: (i) the shareholder must qualify as beneficial owner of the shares in the distributing company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the shares in the distributing company during the minimum holding period without being directly or indirectly hedged and (iii) the shareholder must not be required to fully or largely compensate directly or indirectly the dividends to third parties. However, these further prerequisites do not apply if the shareholder has been the beneficial owner of the shares in the distributing company for at least one uninterrupted year upon receipt of the dividends.

For individual or corporate shareholders tax resident outside Germany not holding the shares through a permanent establishment (Betriebsstätte) in Germany or as business assets (Betriebsvermögen) for which a permanent representative (ständiger Vertreter) has been appointed in Germany, any non-refundable part of any paid withholding tax (if any) is final (i.e., not creditable or otherwise refundable in respect of such shareholder’s income tax liability) and settles the shareholder’s limited tax liability in Germany. For individual or corporate shareholders tax resident in Germany (that are, for example, shareholders whose residence, domicile, registered office or place of management is located in Germany) holding their shares as business assets, as well as for shareholders tax resident outside of Germany holding their shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, the withholding tax withheld (including solidarity surcharge) can be credited against the shareholder’s personal income tax or corporate income tax liability in Germany. Any withholding tax (including solidarity surcharge) in excess of such tax liability is refunded. For individual shareholders tax resident in Germany holding the company’s shares as private assets, the withholding tax is generally a final tax (Abgeltungsteuer).
Pursuant to special rules on the restriction of the aforementioned withholding tax credit, the credit of withholding tax is subject to the following three cumulative prerequisites: (i) the shareholder must qualify as beneficial owner of the shares in the distributing company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the shares in the distributing company during the minimum holding period without being directly or indirectly hedged and (iii) the shareholder must not be required to fully or largely compensate directly or indirectly the dividends to third parties. Absent the fulfillment of all of the three prerequisites, three-fifths of the withholding tax imposed on the dividends must not be credited against the shareholder’s (corporate) income tax liability, but may, upon application, be deducted from the shareholder’s tax base for the relevant assessment period. A shareholder that has received gross dividends without any deduction of withholding tax in particular due to a tax exemption or to whom a withholding tax deduction has been refunded without qualifying for a full tax credit has to notify the competent local tax office accordingly, has to file withholding tax returns subject to specific filing requirements and has to make a payment in the amount of 15% withholding tax. The special rules on the restriction of withholding tax credit do not apply to a shareholder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the shares in the company for at least one uninterrupted year upon receipt of the dividends.
Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding the Company’s Shares as Private Assets
For individual shareholders (individuals) resident in Germany holding the Company’s shares as private assets, dividends are subject to a flat tax rate which is satisfied by the withholding tax actually withheld (Abgeltungsteuer). Accordingly, dividend income will be taxed at a flat tax rate of 25% plus 5.5% solidarity surcharge thereon (in total 26.375%) and church tax (Kirchensteuer) in case the shareholder is subject to church tax because of his individual circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Federal Tax Office (details related to the computation of the concrete tax rate including church tax are to be discussed with the individual tax adviser of the relevant shareholder). Except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €801 (for individual filers) or up to €1,602 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their dividend income.
The income tax owed for the dividend income is satisfied by the withholding tax withheld by the Dividend Paying Agent. However, if the flat tax results in a higher tax burden as opposed to the private shareholder’s individual tax rate, the private shareholder can opt for taxation at his individual personal income tax rate. In that case, the final withholding tax will be credited against the income tax. However, pursuant to the German tax authorities and a court ruling, private shareholders are nevertheless not entitled to deduct expenses incurred in connection with the capital investment from their income. The option can be exercised only for all capital income from capital investments received in the relevant assessment period uniformly, and married couples as well as partners in accordance with the registered partnership law filing jointly may only jointly exercise the option.
Exceptions from the flat tax rate (satisfied by withholding at source) (Abgeltungsteuer) may apply—that is, only upon application—for shareholders who have a shareholding of at least 25% in the company and for shareholders who have a shareholding of at least 1% in the company and work for a company in a professional capacity through which the shareholder can exert significant entrepreneurial influence on the Company’s economic activity. In such a case, the same rules apply as for sole proprietors holding the shares as business assets. See “—Taxation of dividend income of shareholders tax resident in Germany holding the Company’s shares as business assets—Sole proprietors.”
Taxation of Dividend Income of Shareholders Tax Resident in Germany Holding the Company’s Shares as Business Assets
If a shareholder holds the company’s shares as business assets, the taxation of the dividend income depends on whether the respective shareholder is a corporation, a sole proprietor or a partnership.
Corporations
Dividend income of corporate shareholders is exempt from corporate income tax, provided that the incorporated entity holds a direct participation of at least 10% in the share capital of a company at the beginning of the calendar year in which the dividends are paid. The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the purpose of this rule. Participations in the share capital of the company which a corporate shareholder holds through a partnership, including co-entrepreneurships (Mitunternehmerschaften), are attributable to such corporate shareholder only on a pro rata basis at the ratio of the interest share of the corporate shareholder in the assets of the relevant partnership. However, 5% of the tax exempt dividends are deemed to be non-deductible business expenses for tax purposes and therefore are subject to corporate income tax (plus solidarity surcharge) and trade tax, i.e., tax exemption of 95%. Business expenses incurred in connection with the dividends received are generally entirely tax-deductible.
For trade tax purposes the entire dividend income is subject to trade tax (i.e., the tax-exempt dividends must be added back when determining the trade taxable income), unless the corporation shareholder holds at least 15% of the company’s registered share capital at the beginning of the relevant tax assessment period (Erhebungszeitraum). In case of an indirect participation via a partnership please refer to the section “Partnerships” below.
If the shareholding is below 10% in the share capital, dividends are taxable at the applicable corporate income tax rate of 15% plus 5.5% solidarity surcharge thereon and trade tax (the rate of which depends on the municipalities the corporate shareholder resides in).
Special regulations apply which abolish the 95% tax exemption if the company’s shares are held as trading portfolio assets in the meaning of Section 340e of the German commercial code (Handelsgesetzbuch) by (i) a credit institution (Kreditinstitut) or (ii) a financial service institution (Finanzdienstleistungsinstitut). The 95% tax exemption is also abolished if the company’s shares have to be shown as current assets at the time of acquisition by a financial enterprise within the meaning of the German Banking Act (Kreditwesengesetz), in case more than 50% of the shares of such financial enterprise are held directly or indirectly by a credit institution or a financial service institution, as well as if the company’s shares are held by a life insurance company, a health insurance company or a pension fund in case the shares are attributable to the capital investments, resulting in fully taxable income.
Sole Proprietors
For sole proprietors (individuals) resident in Germany holding shares as business assets dividends are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the dividend income will be taxed at his/her individual personal income tax rate plus 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the dividend income are deductible for tax purposes. In addition, the dividend income is entirely subject to trade tax if the shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz), unless the shareholder holds at least 15% of the company’s registered share capital at the beginning of the relevant tax assessment period. The trade tax levied is generally eligible for credit against the shareholder’s personal income tax liability based on the applicable municipal trade tax rate (but limited to a maximum rate) and the individual tax situation of the shareholder.
Partnerships
In case shares are held by a partnership, the partnership itself is not subject to corporate income tax or personal income tax. In this regard, corporate income tax or personal income tax (and church tax, if applicable) as well as solidarity surcharge, are levied only at the level of the partner with respect to their relevant part of the profit and depending on their individual circumstances.
If the partner is a corporation, the dividend income will be subject to corporate income tax plus solidarity surcharge. See “—Corporations.”
If the partner is an individual, the dividend income will be subject to the partial income rule. See “—Sole Proprietors.”
The dividend income is subject to trade tax at the level of the partnership (provided that the partnership is liable to trade tax), unless the partnership holds at least 15% of a company’s registered share capital at the beginning of the relevant assessment period, in which case the dividend income is exempt from trade tax. There are no explicit statutory provisions concerning the taxation of dividends with regard to a corporate shareholder of the partnership. However, trade tax should be levied on 5% of the dividends to the extent they are attributable to the shares of such corporate partners to whom at least 10% of the shares of the company are attributable on a look-through basis, since such portion of the dividends should be deemed to be non-deductible business expenses.
If a partner is an individual, depending on the applicable municipal trade tax rate and the individual tax situation, the trade tax paid at the level of the partnership is generally partly or entirely be credited against the partner’s personal income tax liability, if further prerequisites are satisfied.
Special regulations apply if the shares are held as trading portfolio assets by a partnership that qualifies as a credit institution, a financial service institution or a financial enterprise within the meaning of the German Banking Act (Kreditwesengesetz). In that case the partial income rule (Teileinkünfteverfahren) is not applicable.
In case of a corporation being a partner, special regulations apply with respect to trading portfolio assets of credit institutions, financial service institutions or financial enterprises within the meaning of the German Banking Act (Kreditwesengesetz) or life insurance companies, health insurance companies or pension funds. See “—Corporations.”
The actual trade tax charge, if any, at the level of the partnership depends on the shareholding quota of the partnership and the nature of the partners (e.g., individual or corporation).
Taxation of Dividend Income of Shareholders Tax Resident Outside of Germany
For foreign individual or corporate shareholders tax resident outside of Germany not holding the shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, the deducted withholding tax (possibly reduced by way of a tax relief under a double tax treaty or domestic tax law, such as in connection with the EU Parent Subsidiary Directive) is final (that is, not refundable) and settles the shareholder’s limited tax liability in Germany, unless the shareholder is entitled to apply for a withholding tax refund or exemption.
In contrast, individual or corporate shareholders tax resident outside of Germany holding the company’s shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany are subject to the same rules as applicable (and described above) to shareholders resident in Germany holding the shares as business assets. The withholding tax withheld (including solidarity surcharge) is credited against the shareholder’s personal income tax or corporate income tax liability in Germany.

Taxation of Capital Gains
Withholding tax on capital gains
Capital gains realized on the disposal of shares are subject to withholding tax if a German branch of a German or foreign credit or financial institution, a German securities trading company or a German securities trading bank stores or administrates or carries out the sale of the shares and pays or credits the capital gains. In those cases, the institution (and not the company) is required to deduct the withholding tax at the time of payment for the account of the shareholder and has to pay the withholding tax to the competent tax authority. In case the shares are held (i) as business assets by a sole proprietor, a partnership or a corporation and such shares are attributable to a German business or (ii) in case of a corporation being subject to unlimited corporate income tax liability in Germany, the capital gains are not subject to withholding tax. In case of clause (i), the withholding tax exemption is subject to the condition that the paying agent has been notified by the beneficiary (Gläubiger) that the capital gains are exempt from withholding tax. The respective notification has to be filed by using the officially prescribed form.
Taxation of Capital Gains Realized by Shareholders Tax Resident in Germany Holding Shares as Private Assets
For individual shareholders (individuals) resident in Germany holding shares as private assets, capital gains realized on the disposal of shares are subject to final withholding tax. Accordingly, capital gains will be taxed at a flat tax rate of 25% plus a 5.5% solidarity surcharge thereon (in total 26.375%) and church tax, in case the shareholder is subject to church tax because of his individual circumstances. An automatic procedure for deduction of church tax by way of withholding will apply to shareholders being subject to church tax unless the shareholder has filed a blocking notice (Sperrvermerk) with the German Central Federal Tax Office (details related to the computation of the concrete tax rate including church tax are to be discussed with the individual tax adviser of the relevant shareholder). The taxable capital gain is calculated by deducting the acquisition costs of the shares and the expenses directly related to the disposal from the proceeds of the disposal. Apart from that, except for an annual lump sum savings allowance (Sparer-Pauschbetrag) of up to €801 (for individual filers) or up to €1,602 (for married couples and for partners in accordance with the registered partnership law (Gesetz über die Eingetragene Lebenspartnerschaft) filing jointly), private individual shareholders will not be entitled to deduct expenses incurred in connection with the capital investment from their capital gain.
In case the flat tax results in a higher tax burden as opposed to the private shareholder’s individual tax rate, the private shareholder can opt for taxation at his or her individual personal income tax rate. In that case, the withholding tax (including solidarity surcharge) withheld will be credited against the income tax. However, pursuant to the German tax authorities and case law the private shareholders are nevertheless not entitled to deduct expenses incurred in connection with the capital investment from their income. The option can be exercised only for all capital income from capital investments received in the relevant assessment period uniformly, and married couples as well as for partners in accordance with the registered partnership law filing jointly may only jointly exercise the option.
Capital losses arising from the sale of the shares can only be offset against other capital gains resulting from the disposition of the shares or shares in other stock corporations during the same calendar year. Offsetting of overall losses with other income (such as business or rental income) and other capital income is not possible. Such losses are to be carried forward and to be offset against positive capital gains deriving from the sale of shares in stock corporations in future years. In case of a derecognition or transfer of worthless shares (or other capital assets), the utilization of such loss is further restricted and can only be offset up to the amount of EUR 20,000 per calendar year.
The final withholding tax would not apply if the seller of the shares or, in the case of gratuitous transfer, its legal predecessor has held, directly or indirectly, at least 1% of the company’s registered share capital at any time during the five years prior to the disposal. In that case capital gains are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the capital gains would be taxed at his/her individual personal income tax rate plus a 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the capital gains are deductible for tax purposes. The withholding tax withheld (including solidarity surcharge) would be credited against the shareholder’s personal income tax liability in Germany.

Taxation of Capital Gains Realized by Shareholders Tax Resident in Germany Holding the Company’s Shares as Business Assets
If a shareholder holds shares as business assets, the taxation of capital gains realized on the disposal of such shares depends on whether the respective shareholder is a corporation, a sole proprietor or a partnership:
Corporations
Capital gains realized on the disposal of shares by a corporate shareholder are generally exempt from corporate income tax and trade tax. However, 5% of the tax-exempt capital gains are deemed to be non-deductible business expenses for tax purposes and therefore are subject to corporate income tax (plus solidarity surcharge) and trade tax, i.e., tax exemption of 95%. Business expenses incurred in connection with the capital gains are entirely tax-deductible.
Capital losses incurred upon the disposal of shares or other impairments of the share value are not tax-deductible.
Special regulations apply if the shares are held as trading portfolio assets by a credit institution, a financial service institution or a financial enterprise within the meaning of the German Banking Act (Kreditwesengesetz) as well as by a life insurance company, a health insurance company or a pension fund. See “—Taxation of dividend income of shareholders tax resident in Germany holding the Company’s shares as business assets—Corporations.”
Sole Proprietors
If the shares are held by a sole proprietor, capital gains realized on the disposal of the shares are subject to the partial income rule (Teileinkünfteverfahren). Accordingly, only (i) 60% of the capital gains will be taxed at his/her individual personal income tax rate plus a 5.5% solidarity surcharge thereon and church tax (if applicable) and (ii) 60% of the business expenses related to the capital gains are deductible for tax purposes. In addition, 60% of the capital gains are subject to trade tax if the shares are held as business assets of a permanent establishment in Germany within the meaning of the German Trade Tax Act (Gewerbesteuergesetz). The trade tax levied, depending on the applicable municipal trade tax rate and the individual tax situation, is generally partly or entirely credited (but limited to a maximum date) against the shareholder’s personal income tax liability.
Partnerships
In case the shares are held by a partnership, the partnership itself is not subject to corporate income tax or personal income tax as well as a solidarity surcharge (and church tax) since partnerships qualify as transparent for German tax purposes. In this regard, corporate income tax or personal income tax as well as a solidarity surcharge (and church tax, if applicable), are levied only at the level of the partner with respect to their relevant part of the profit and depending on their individual circumstances.
If the partner is a corporation, the capital gains will be subject to corporate income tax plus a solidarity surcharge at the level of the partner. See “—Corporations.” Trade tax will be levied at the level of the partnership. With respect to both corporate income and trade tax, the 95% exemption rule as described above applies.
If the partner is an individual, the capital gains are subject to the partial income rule. See “—Sole Proprietors.”
In addition, if the partnership is liable to trade tax, 60% of the capital gains are subject to trade tax at the level of the partnership, to the extent the partners are individuals, and 5% of the capital gains are subject to trade tax, to the extent the partners are corporations. However, if a partner is an individual, depending on the applicable municipal trade tax rate and the individual tax situation, the trade tax paid at the level of the partnership is generally partly or entirely credited against the partner’s personal income tax liability (but limited to a maximum rate), if further prerequisites are satisfied.
Special regulations apply if the shares are held as trading portfolio assets by a partnership that qualifies as a credit institution, a financial service institution or a financial enterprise within the meaning of the German Banking Act (Kreditwesengesetz). In that case the partial income rule (Teileinkünfteverfahren) is not applicable.

With regard to corporate partners, special regulations apply if they are held as trading portfolio assets by credit institutions, financial service institutions or financial enterprises within the meaning of the German Banking Act or life insurance companies, health insurance companies or pension funds, as described above.
Taxation of Capital Gains Realized by Shareholders Tax Resident Outside of Germany
Capital gains realized on the disposal of the shares by a shareholder tax resident outside of Germany are subject to German taxation provided that (i) the company’s shares are held as business assets of a permanent establishment or as business assets for which a permanent representative has been appointed in Germany, or (ii) the shareholder or, in case of a gratuitous transfer, its legal predecessor has held, directly or indirectly, at least 1% of the company’s shares capital at any time during a five-year period prior to the disposal. In these cases, capital gains are generally subject to the same rules as described above for shareholders resident in Germany. However, in case the shares held by a non-German tax resident corporation are not attributable to a German permanent establishment or permanent representative, the 5% taxation (see “—Taxation of capital gains realized by shareholders tax resident in Germany holding the company’s shares as business assets”) as a consequence of deemed non-deductible business expenses shall not apply to such non- German tax resident shareholders and such capital gains are consequently fully exempt from German corporate income and trade tax.
However, except for the cases referred to in clause (i) above, some of the double tax treaties concluded with Germany provide for a full exemption from German taxation.
Inheritance and Gift Tax
The transfer of the shares in Sono Group N.V. to another person by way of succession or donation is subject to German inheritance and gift tax (Erbschaft- und Schenkungsteuer) if:
(i) the decedent, the donor, the heir, the donee or any other beneficiary has his/her/its residence, domicile, registered office or place of management in Germany at the time of the transfer, or is a German citizen who has not stayed abroad for more than five consecutive years without having a residence in Germany, or is a non-resident German citizen employed by a legal entity organized under German public law or is a dependent having German citizenship and living in the household of such citizen, if further prerequisites are satisfied; or
(ii) irrespective of the personal circumstances) the shares are held by the decedent or donor as business assets for which a permanent establishment in Germany is maintained or a permanent representative is appointed in Germany; or
(iii) irrespective of the personal circumstances) at least 10% of the shares are held, directly or indirectly by the decedent or donor, himself or together with a related party in terms of Section 1 para. 2 Foreign Tax Act (Außensteuergesetz).
Special regulations apply to qualified German citizens who maintain neither a residence nor their domicile in Germany but in a low tax jurisdiction, and to former German citizens, also resulting in inheritance and gift tax provided that certain conditions are met. The few double tax treaties on inheritance and gift tax which Germany has entered seek to prevent or mitigate a double taxation.
Abolishment of Solidarity Surcharge
The solidarity surcharge (Solidaritätszuschlag) will be partially abolished as of the assessment period 2021 for certain individuals. The solidarity surcharge shall, however, continue to apply for capital investment and, thus, on withholding taxes levied. In addition, the solidarity surcharge continues to apply to corporations.
Other Taxes
No German capital transfer tax (Kapitalverkehrsteuer), value-added tax (Umsatzsteuer), stamp duty (Stempelgebühr) or similar taxes are levied when acquiring, holding or transferring shares in a company. No value-added tax will be levied unless the shareholder validly opts for it. Net wealth tax (Vermögensteuer) is currently not levied in Germany.
On January 22, 2013, the Council of the European Union approved the resolution of the ministers of finance from 11 EU member states (including Germany) to introduce a Financial Transaction Tax (“FTT”) within the framework of enhanced cooperation. On February 14, 2013, the European Commission published a proposal for a Council Directive implementing enhanced cooperation in the area of financial transaction tax. The plan focuses on levying a tax of 0.1% (0.01% for derivatives) on the purchase and sale of financial instruments.
On December 9, 2019, the German Federal Finance Minister announced another proposal for a Directive for a financial transaction tax by way of an enhanced cooperation mechanism with 9 other participating EU member states (“New FTT”). Such proposal was revised again in April 2020. In addition, the German Federal Finance Ministry further prepared the implementation of the FTT or the new FTT by the creation of a new department (Referat) within the Federal Finance Ministry. Such new department is referred to as “Finanztransaktionsssteuer” (financial transaction tax).
The FTT and the New FTT proposal remain subject to negotiation between the participating Member States and are subject to political discussion. They may, therefore, be altered prior to the implementation, the timing of which remains unclear. Additional EU member states may decide to participate.
Prospective holders of the shares are advised to seek their own professional advice in relation to FTT.
U.S. Federal Income Tax Considerations for U.S. Holders
This section describes United States federal income tax considerations generally applicable to owning common shares. It applies to you only if you acquire your common shares in this offering and you hold your common shares as capital assets for tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
•
a broker or dealer in securities,

•
a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•
a tax-exempt organization or governmental organization,

•
a tax-qualified retirement plan,

•
a bank, insurance company or other financial institution,

•
a real estate investment trust or regulated investment company,

•
a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,

•
a person that holds common shares as part of a straddle or a hedging or conversion transaction,

•
a person that purchases or sells common shares as part of a wash sale for tax purposes,

•
a U.S. holder (as defined below) whose functional currency is not the U.S. dollar,

•
a U.S. expatriate or former citizen or long-term resident of the United States,

•
a corporation that accumulates earnings to avoid U.S. federal income tax,

•
an S corporation, partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes (and investors therein), or

•
a person deemed to sell common shares under the constructive sale provisions of the Internal Revenue Code of 1986.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the United States of American and Germany (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.
If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the common shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common shares should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the common shares.
You are a U.S. holder if you are a beneficial owner of common shares and you are, for United States federal income tax purposes:
•
a citizen or resident of the United States,

•
a domestic corporation,

•
an estate whose income is subject to United States federal income tax regardless of its source, or

•
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

A “non-U.S. holder” is a beneficial owner of common shares that is not a United States person and is not a partnership for United States federal income tax purposes.
You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of shares and common shares in your particular circumstances.
Except as described below under “U.S. Holders—PFIC Rules,” this discussion assumes that we are not, and will not become, a PFIC for United States federal income tax purposes.
U.S. Holders
Dividends
If you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our shares, will be treated as a dividend that is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and other requirements are met. Dividends we pay with respect to the common shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the common shares are readily tradable on an established securities market in the United States. Our common shares will be listed on Nasdaq and we therefore expect that dividends will be qualified dividend income.
You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Euro payments made, determined at the spot Euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the common shares and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.
Subject to certain limitations, the German tax withheld in accordance with the Treaty and paid over to Germany will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your United States federal income tax liability. See “—Material German Tax Considerations—Dividends Tax—Withholding Tax on Dividends,” above, for the procedures for obtaining a tax refund.
Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. However, if (a) we are 50% or more owned, by vote or value, by United States persons and (b) at least 10% of our earnings and profits are attributable to sources within the United States, then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the United States. With respect to any dividend paid for any taxable year, the United States source ratio of our dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the United States for such taxable year, divided by the total amount of our earnings and profits for such taxable year.
Capital Gains
If you are a U.S. holder and you sell or otherwise dispose of your common shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your common shares. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
PFIC Rules
We believe that the common shares should not currently be treated as stock of a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value for our common shares. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of our common shares.
In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our common shares:
•
at least 75% of our gross income for the taxable year is passive income, or

•
at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

“Passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business) and certain other specified categories of income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.
If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will generally be subject to special rules with respect to:
•
any gain you realize on the sale or other disposition of your common shares and

•
any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the common shares begins, that are greater than 125% of the average annual distributions received by you in respect of the common shares during the three preceding taxable years or, if shorter, your holding period for the common shares that preceded the taxable year in which you receive the distribution).

Under these rules:
•
the gain or excess distribution will be allocated ratably over your holding period for the common shares,

•
the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income,

•
the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year, and

•
the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.
If we are a PFIC in a taxable year and our common shares are treated as “marketable stock” in such year, you may make a mark-to-market election with respect to your common shares. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your common shares at the end of the taxable year over your adjusted basis in your common shares. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the common shares will be adjusted to reflect any such income or loss amounts. Any gain that you recognize on the sale or other disposition of your common shares would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss.
Because we do not intend to provide the information necessary for a U.S. holder to comply with the requirements of a “qualified electing fund” election, such election will not be available to you with respect to your common shares.
Your common shares will generally be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common shares, even if we are not currently a PFIC.
In addition, notwithstanding any election you make with regard to the common shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.
If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, you generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or you otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC.
If you own common shares during any year that we are a PFIC with respect to you, you may be required to file U.S. Internal Revenue Service (“IRS”) Form 8621.

Shareholder Reporting
A U.S. holder that owns “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax return. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to contact their tax advisors regarding these filing requirements.
Non-U.S. Holders
Dividends
If you are a non-U.S. holder, dividends paid to you in respect of common shares will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
Capital Gains
If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your common shares unless:
•
the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or

•
you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
Backup Withholding and Information Reporting
If you are a noncorporate U.S. holder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of common shares effected at a United States office of a broker.
Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or (in the case of dividend payments) are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.
If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by us or another non-United States payor. You are also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of common shares effected at a United States office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of common shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.
You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITERS
We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the common shares being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of our common shares set forth opposite its name below. Berenberg Capital Markets LLC, Citigroup Global Markets Inc. and Evercore Group L.L.C. are the representatives of the underwriters.
Underwriters	Number of common shares
Berenberg Capital Markets LLC
Citigroup Global Markets Inc.
Evercore Group L.L.C.
Craig-Hallum Capital Group LLC
Total
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the option to purchase additional shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Option to Purchase Additional Shares
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to        additional common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. This option is exercisable for a period of 30 days. To the extent the underwriters exercise this option, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table above.
Commissions and Discounts
The following table shows the price per common shares and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional            common shares.
We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $       and are payable by us. We have agreed to reimburse the underwriters for up to $       for their Financial Industry Regulatory Authority (“FINRA”) counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.
	Per Common Share	Total
		Non Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $      . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $      .
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
Discretionary Discount
The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.
Pricing of the Offering
Prior to this offering, there has been no public market for our common shares. The initial public offering price will be determined by negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in these negotiations will include:
•
the history of, and prospects for, our company and the industry in which we compete;

•
our past and present financial information;

•
an assessment of our management; its past and present operations, and the prospects for, and timing of, our future revenues;

•
the present state of our development; and

•
the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

We have applied to list our common shares on the Nasdaq under the symbol “SEV.”
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed    % of the total number of common shares offered by them.
Stabilization
In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.
Stabilizing transactions permit bids to purchase shares of our common shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common shares while the offering is in progress.
Overallotment transactions involve sales by the underwriters of shares of our common shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase pursuant to the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares that the underwriters have the option to purchase. The underwriters may close out any short position by exercising their option to purchase additional shares and/or purchasing shares in the open market.
Syndicate covering transactions involve purchases of our common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the option to purchase additional shares. If the underwriters sell more shares than could be covered by exercise of the option to purchase additional shares and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.
Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.
These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common shares. These transactions may be effected on the           , in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
Passive Market Making
In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common shares on Nasdaq in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, such bid must then be lowered when specified purchase limits are exceeded.
Lock-Up Agreements
Pursuant to certain “lock-up” agreements, we and our management board members, substantially all of the holders of our outstanding common shares and holders of certain mandatory convertible senior notes, intend to agree, subject to certain exceptions, not to, and not to cause or direct any of its affiliates, to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into, or announce the intention to enter into, any swap, hedge or similar agreement or arrangement (including, without limitation, the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) that transfers, is designed to transfer or reasonably could be expected to transfer (whether by the stockholder or someone other than the stockholder), in whole or in part, directly or indirectly the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any common shares or securities convertible into or exchangeable or exercisable for any common shares without the prior written consent of Berenberg Capital Markets LLC Citigroup Global Markets Inc. and Evercore Group L.L.C., as representatives of the underwriters, for a period of 180 days, or 90 days in case of the holders of our outstanding common shares and holders of the mandatory convertible senior notes issued in connection with the December 2020 capital raise, after the date of the pricing of the offering.
This lock-up provision will apply to common shares and to securities convertible into or exchangeable or exercisable for common shares. It also will apply to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition, including any shares acquired by our supervisory or management board members in the directed share program described below. The exceptions will permit us, among other things and subject to restrictions, to: (a) issue common shares or options pursuant to employee benefit plans, (b) issue common shares upon exercise of outstanding options or warrants, or (c) file registration statements on Form S-8. The exceptions will permit parties to the “lock-up” agreements, among other things and subject to restrictions, to: (a) make certain gifts, (b) if the party is a corporation, partnership, limited liability company or other business entity, make transfers to any stockholders, partners, members of, or owners of similar equity interests in, the party, if such transfer is not for value, (c) if the party is a corporation, partnership, limited liability company or other business entity, make transfers in connection with the sale or transfer of all of the party’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the party’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by the “lock-up” agreement, (d) enter into transactions relating to shares of our common shares acquired in open market transactions after completion of the offering, provided that no public announcement or filing is required to be made regarding such transaction during the 180-day or 90-day lock-up period, as the case may be, and (e) enter into a 10b5-1 trading plan, provided that such plan does not permit the sale of any common shares during the 180-day lock-up period and no public announcement or filing is made regarding such plan during the 180-day or 90-day lock-up period. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.
The representatives, in their sole discretion, may release our common shares and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release our common shares and other securities from lock-up agreements, the representatives will consider, among other factors, the holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request. In the event of such a release or waiver for one of our management board members, the representatives shall provide us with notice of the impending release or waiver at least three business days before the effective date of such release or waiver and we will announce the impending release or waiver by issuing a press release at least two business days before the effective date of the release or waiver.
Stamp Taxes
If you purchase common shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
A prospectus in electronic format may be made available on websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of common shares to underwriters or selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities sales and trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, market making, financing and brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided and may in the future provide various investment banking, commercial banking and other financial advisory and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell, make or hold a broad array of investments and actively trade debt and equity securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issue, and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also communicate independent investment recommendations market color, or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
An affiliate of Berenberg Capital Markets LLC acquired 258,917 of our common shares (the “Acquired Shares”) in a private placement that occurred prior to the filing of the registration statement for this offering. Such Acquired Shares will be deemed underwriting compensation in connection with this offering and will be subject to lock-up restrictions, as required by FINRA Rule 5110(e)(1). The Acquired Shares may not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities for a period of 180 days beginning on the date of commencement of sales of this offering, except as provided in FINRA Rule 5110(e)(2).
Directed Share Program
At our request, the underwriters have reserved up to           common shares for sale, at the initial public offering price, through a directed share program to members of our management, supervisory board and our employees. There can be no assurance that any of the reserved shares will be so purchased. The number of shares available for sale to the general public in the offering will be reduced to the extent the reserved shares are purchased in the directed share program. Any reserved common shares not purchased through the directed share program will be offered to the general public on the same basis as the other common shares offered hereby.
Selling Restrictions
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered to the public in that Relevant State in connection with this offering prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant State or, where appropriate, approved by the competent authority in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters named above for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any representatives of the underwriters named above to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. Neither we nor the representatives of the underwriters named above have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with our Company and the representatives of the underwriters named above that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with our Company and the representatives of the underwriters named above that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in a Relevant State to qualified investors within the meaning of the Prospectus Regulation, in circumstances in which the prior consent of the representatives of the underwriters named above has been obtained to each such proposed offer or resale.
We, the representatives of the underwriters named above and our and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this selling restriction, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
This selling restriction is in addition to any other selling restrictions set out below.
Notice to Prospective Investors in the United Kingdom
In relation to the United Kingdom, no shares have been offered or will be offered to the public in the United Kingdom in connection with this offering prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters named above for any such offer; or

(c)
in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”),

provided that no such offer of shares shall require us or any representatives of the underwriters named above to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. Neither we nor the representatives of the underwriters named above have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
Each person in the United Kingdom who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with our Company and the representatives of the underwriters named above that it is a qualified investor within the meaning of the UK Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with our Company and the representatives of the underwriters named above that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in the United Kingdom to qualified investors within the meaning of the UK Prospectus Regulation, in circumstances in which the prior consent of the representatives of the underwriters named above has been obtained to each such proposed offer or resale.

We, the representatives of the underwriters named above and our and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this selling restriction, the expression an “offer to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018
In the United Kingdom, this document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection.
Notice to Prospective Investors in Switzerland
The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”), or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Singapore
Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:
(a)
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (however described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(i)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)
where no consideration is or will be given for the transfer;

(iii)
where the transfer is by operation of law;

(iv)
as specified in Section 276(7) of the SFA; or

(v)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Australia
This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:
You confirm and warrant that you are either:
•
a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•
a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

•
a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.
You warrant and agree that you will not offer any of the common shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.
Notice to Investors in the People’s Republic of China
This prospectus has not been and will not be circulated or distributed in the People’s Republic of China (“PRC”), and no securities may be offered or sold, or will be offered or sold, to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.
We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of shares on our behalf or on behalf of the underwriters.

EXPENSES OF THE OFFERING
Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with the offer and sale of our common shares. With the exception of the Securities and Exchange Commission registration fee, the Nasdaq listing fee and the FINRA filing fee, all of these amounts are estimates.
Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Corporate advisory fees and expenses		*
Printing fee		*
Other fees and expenses		*
Total	$	*

*
To be provided by amendment.

LEGAL MATTERS
The validity of the common shares and certain other matters of Dutch law will be passed upon for us by NautaDutilh N.V. We are also being represented as to certain matters of U.S. federal law and New York state law by Sullivan & Cromwell LLP. The underwriters are being represented as to certain matters of U.S. federal law and New York state law by Skadden, Arps, Slate, Meagher & Flom (UK) LLP.

EXPERTS
The financial statements as of December 31, 2020 and 2019 and for the years then ended included in this prospectus have been so included in reliance on the report (which contains explanatory paragraphs relating to the Company’s restatement of its financial statements and the Company’s ability to continue as a going concern as described in Notes 4 and 5.11.1 to the financial statements, respectively) of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft is a member of the Chamber of Public Accountants (Wirtschaftsprüferkammer), Berlin, Germany.
The current address of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, is Bernhard-Wicki-Straße 8, 80636 Munich, Germany.

ENFORCEMENT OF CIVIL LIABILITIES
We are organized and existing under the laws of The Netherlands, and, as such, under Dutch private international law rules the rights of our shareholders and the civil liability of our management board members, supervisory board members and executive officers are governed in certain respects by the laws of The Netherlands. The ability of our shareholders in certain countries other than The Netherlands to bring an action against us, our management board members, supervisory board members and executive officers may be limited under applicable law. In addition, substantially all of our assets are located outside the United States.
As a result, it may not be possible for shareholders to effect service of process within the United States upon us or our management board members, supervisory board members and executive officers or to enforce judgments against us or them in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our management board members, supervisory board members and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands.
As of the date of this prospectus, the United States and The Netherlands do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. With respect to choice of court agreements in civil or commercial matters, it is noted that the Hague Convention on Choice of Court Agreements entered into force for The Netherlands, but has not entered into force for the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to a foreign judgment if (i) the jurisdiction of the foreign court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the foreign court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such foreign judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the foreign court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in The Netherlands. Even if such a foreign judgement is given binding effect, a claim based thereon may, however, still be rejected if the foreign judgment is not or no longer formally enforceable.
Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or our management board members, supervisory board members or certain experts named herein who are residents of The Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.
The United States and Germany currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, in civil and commercial matters. Consequently, a final judgment for payment or declaratory judgments given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Germany. German courts may deny the recognition and enforcement of a judgment rendered by a U.S. court if they consider the U.S. court not to be competent or the decision to be in violation of German public policy principles. For example, judgments awarding punitive damages are generally not enforceable in Germany. A German court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.
In addition, actions brought in a German court against us, our management board and supervisory board and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. German procedural law does not provide for pre-trial discovery of documents, nor does Germany support pre-trial discovery of documents under the 1970 Hague Evidence Convention. Proceedings in Germany would have to be conducted in the German language and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, our management board and supervisory board and the experts named in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, management board members, supervisory board members and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.
Our SEC filings, including the registration statement on Form F-1, are also available to you on the SEC’s website at http://www.sec.gov.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
	Note	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
		kEUR	kEUR
Revenue		—	—
Cost of sales		—	—
Gross profit		—	—
Cost of research and development	5.2	-13,475	-6,416
Selling and distribution expenses		-1,625	-1,063
General and administrative expenses	5.3	-8,268	-1,530
Other operating income/expenses		370	86
Impairment losses on financial assets		-2	-1
Operating loss		-23,000	-8,924
Other interest and similar income		—	2
Interest and other expenses		-2,645	-907
Loss before tax		-25,645	-9,829
Taxes on income		+0	+0
Deferred taxes on expense		-41	—
Loss for the period		-25,686	-9,829
Other comprehensive loss		-64	—
Total comprehensive loss for the period		-25,750	-9,829
Earnings (loss) per share in EUR	8.1
Basic/diluted		-0.79/-0.79	-0.29/-0.29
Weighted average number of shares for calculation of earnings per share
Basic/diluted		32,367,901	33,588,000

CONSOLIDATED BALANCE SHEETS
	Note	June 30, 2021	Dec. 31, 2020
		kEUR	kEUR
ASSETS
Noncurrent assets
Intangible assets		157	16
Property, plant and equipment	6.1	526	2,102
Right-of-use assets		3,294	1,937
Other financial assets		91	41
		4,068	4,096
Current assets
Other financial assets	6.2	5,241	5,404
Other non-financial assets	6.3	3,185	579
Cash and cash equivalents		26,133	43,264
		34,559	49,247
Total assets		38,627	53,343
EQUITY AND LIABILITIES
Equity	6.4
Subscribed capital		6,472	6,468
Capital and other reserves		74,208	71,629
Accumulated deficit		-108,808	-83,123
		-28,128	-5,026
Non-current liabilities
Advance payments received from customers	6.5	40,693	38,972
Financial liabilities	6.6	6,566	5,335
		47,259	44,307
Current liabilities
Financial liabilities	6.6	11,137	9,388
Trade and other payables		6,870	2,874
Other liabilities		1,454	1,689
Provisions		35	111
		19,496	14,062
Total equity and liabilities		38,627	53,343

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
	Number of shares	Subscribed capital	Capital reserve	Other reserves	Accumulated deficit	Total equity
		kEUR	kEUR	kEUR	kEUR	kEUR
Balance on January 1, 2020	33,588	34	8,489	—	-27,091	-18,568
Result for the period	—	—	—	—	-9,829	-9,829
Balance on June 30, 2020	33,588	34	8,489	—	-36,920	-28,397
Balance on January 1, 2021	35,803,197	6,468	39,490	32,139	-83,123	-5,026
Capital increase*	68,136	4	1,479	—	—	1,483
Share-based compensation (IFRS 2)	—	—	—	1,165	—	1,165
Fair Value Measurement Convertible Bond (OCI)	—	—	—	-106	—	-106
DTA (OCI)	—	—	—	41	—	41
Result for the period	—	—	—	—	-25,686	-25,686
Balance on June 30, 2021	35,871,333	6,472	40,969	33,239	-108,808	-28,128

*
transaction costs of kEUR 17 were deducted from capital reserve

CONSOLIDATED CASH FLOW STATEMENTS
	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
	kEUR	kEUR
Operating activities
Loss for the period	-25,686	-9,829
Depreciation of property, plant and equipment	38	33
Depreciation of right-of-use assets	160	156
Amortization of intangible assets	8	15
Expenses(+) for share-based payment transactions	1,165	—
Other non-cash expenses(+)/income(−)	1,838	10
Interest and other expenses	2,645	907
Movements in provisions	-76	64
Decrease(+)/increase(−) in other assets	-2,493	-5,145
Increase(+)/decrease(−) in trade and other payables	3,761	-761
Increase(+)/decrease(−) in advance payments received from customers	915	26,542
Interest paid	-67	-68
Net cash flows from operating activities	-17,792	11,924
Investing activities
Purchase of intangible assets	-149	-32
Purchase of property, plant and equipment	-344	—
Net cash flows from investing activities	-493	-32
Financing activities
Transaction costs on issue of shares	-17	—
Proceeds from issues of shares	1,500	—
Proceeds from borrowings	—	3,243
Repayments of borrowings	-185	—
Payment of principal portion of lease liabilities	-144	-141
Net cash flow from financing activities	1,154	3,102
Net increase (decrease) in cash and cash equivalents	-17,131	14,993
Cash and cash equivalents at the beginning of the financial year	43,264	407
Cash and cash equivalents at end of half-year	26,133	15,400

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
1. Basis of preparation of interim financial statements
These consolidated interim financial statements for the interim reporting period ended June 30, 2021, have been prepared in accordance with accounting standard IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).
The consolidated interim financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these interim financial statements are to be read in conjunction with the annual financial statements for the year ended December 31, 2020.
The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.
The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting new standards.
All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.
2. General information
Sono Group N.V. (“Sono N.V.”) is registered in the business register (Netherlands Chamber of Commerce) and its corporate seat is in Amsterdam. The Company has its business exclusively in Germany as the management is located there and the business address is Waldmeisterstraße 76, 80935 Munich, Germany (trade register number: 80683568). Sono N.V.’s sole (and wholly-owned) subsidiary, Sono Motors GmbH (“Sono Motors”), is registered in the commercial register (Handelsregister) at the local court (Amtsgericht) of Munich/Germany under HRB 224131. Sono Motors’ registered headquarter is Waldmeisterstraße 76, 80935 Munich, Germany. Hereinafter, Sono N.V. and its consolidated subsidiary is referred to as the “Sono Group”. Sono Group develops and plans to sell mainly electric vehicles with integrated solar panels, started business in January 2016, expects to complete prototype testing in 2022 and start serial production in the first half of 2023 subject to sufficient financing available (see 3.1. Going concern).
In the second half-year 2020 Sono Group undertook a reorganization pursuant to which (i) Sono Motors founded Sono Motors Finance B.V. (a Dutch corporation), (ii) the shareholders of Sono Motors transferred their shares in Sono Motors as non-cash contribution to Sono Motors Finance B.V. in exchange for newly-issued shares of Sono Motors Finance B.V. and (iii) Sono Motors Finance B.V. was converted into a “naamloze vennootsschap” (N.V.) and changed its legal name from Sono Motors Finance B.V. to Sono Group N.V. (collectively, the “Reorganization”).
3. Significant accounting matters
3.1. Going concern
Management assessed Sono Group’s ability to continue as a going concern, evaluating whether there are conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern using all information available about the future, focusing on the twelve-month period following the issuance date of the condensed consolidated interim financial statements.
As of June 30, 2021, Sono Group had an accumulated deficit of kEUR 108,808 (Dec 31, 2020: kEUR 83,123), of which kEUR 28,128 is not covered by equity (as of Dec 31, 2020: kEUR 5,026 not covered by equity). Sono Group has financed its operations to date primarily through capital raises and loans from shareholders and private investors as well as through advance payments received from customers. Since its inception Sono Group has incurred recurring losses and negative cash flows from operations. In the six months ended June 30, 2021, the Sono Group had net losses for the period of kEUR 25,686 (June 30, 2020: kEUR 9,829). The Group expects to continue to generate operating losses for the foreseeable future until the start of production of the Sion and possibly later. While the Sono Group seeks to increase monetization of its solar technology, it is not anticipated that the Group will generate commercial revenue or positive operating cash flows from vehicle sales of the Sion until the start of production or later.

Management anticipates in its current plan that the Sion will generate high one-digits gross margins in the mid-term after start of production (SOP). In addition, management expects revenues from emission certificate pooling under relevant EU regulations on CO2 target emissions (“CO2 pooling”) and from the monetization of their solar technology and other expected revenues from after-sales and the sharing business.
The Group’s ability to continue as a going concern is largely dependent on its ability to raise additional funds through debt or equity transactions, additional advance payments, or other means, and ultimately, to achieve serial production of the Sion. It is uncertain if sufficient financing can be obtained to continue as a going concern and further to achieve serial production of the Sion. The Group’s forecasted cash required to fund operations, excluding future financing efforts, indicates that the Group does not have sufficient funds to support operations through the twelve-month period from the issuance date of these financial statements. Accordingly, there is substantial doubt about the Group’s ability to continue as a going concern within twelve months from the date that these financial statements are issued.
Based on the cash position as of August 31, 2021 and the Group’s business plan (excluding any targeted proceeds from an initial public offering (“IPO”)), as of August 31, 2021, the Group would become insolvent by December 2021 or shortly thereafter if no additional financing can be raised.
Securing the financing of development activities and operations represents an ongoing challenge for the Sono Group. Structural changes in the German and international automotive industry in the recent past as well as changes in the capital markets have made it difficult to attract large, strategic investors. Additionally, the ongoing corona-pandemic may negatively affect the Group’s business, liquidity and financial position going forward (see note 3.2.).
Sono Group’s management plans to address this going concern uncertainty by raising the required financing through an IPO before December 2021 and is seeking proceeds of at least mEUR 149, which are expected to be used mainly to finalize the development of the prototype SVC 3 which is the basis for the serial production and thus an important milestone in the business plan of the Sono Group. As further financing is currently uncertain, the IPO proceeds will also be used to maintain liquidity until May 2023 (including a reserve of mEUR 39 to maintain the ability to repay customer advance payments) to meet legal financial obligations, to pay ongoing overhead cost and to maintain going concern of the Company until May 2023. Additional financing will be necessary to undertake additional development activities for the car and solar technology to begin serial production and pay overhead costs.
The timely realization of the IPO transaction with the proceeds of at least mEUR 149 as well as obtaining further required financing, based on management’s current estimates, of at least mEUR 205 (by a second offering or other means of financing) is crucial for the Sono Group’s ability to achieve start of serial production within the first half of 2023. For the period after SOP, the management expects that the operating business can stay solvent primarily based on the anticipated sales and (if necessary) further financing means such as a working capital credit line. There is no certainty that Sono Group will be successful in obtaining sufficient funding on terms acceptable to the Group or even obtain additional funding at all. If the Group is unable to obtain additional funding in due time, (unsuccessful IPO or insufficient volume of the IPO transaction, unsuccessful second offering, inability to raise other means of funding or if funding needs increase beyond the current projections) Sono Motors will be forced to delay, reduce, or eliminate some or all of its development activities and production efforts and, subsequently, could be subject to cancellations and demands for repayment of advance payments received from customers and other financing received, which will lead to a liquidity shortage or may even lead to the insolvency of the Sono Group.
The condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. The condensed consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may result from the outcome of this uncertainty.
3.2. Corona pandemic
COVID-19 is still the globally dominant topic. In the first half-year 2021, successful vaccination campaigns led to the lowering of state and private measures. In line with the economic recovery associated with these reliefs, the automotive industry in Germany expects a slight increase in the number of vehicles sold in 2021 as compared to the prior year, but expectations are still below the pre-COVID-19 level. With regard to the Group, in the first half of 2021, COVID-19 had a slightly negative impact on advance payments received from customers. The current situation continues to recover compared to the year 2020 but is still negative compared to the pre-COVID-19 state.
The continuing COVID-19 measures may stabilize the existing trend to work from home, which could result in lower demand for cars and could negatively impact the Group’s sales and marketing activities. The pandemic may also affect the interest of Sono Motors’ customers in their car-sharing and ride-pooling networks. Based on the most recent information, COVID-19 might continue to have a negative effect on advance payments received from customers in 2021. Other than that, Sono Motors cannot yet foresee the full extent of COVID-19’s impact on its business and operations and such impact will depend on future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the ongoing pandemic, which are highly uncertain and unpredictable. These aspects could have a material impact on Sono Motors’ result from operations, liquidity and capital management, including financing. Sono Motors will continue to monitor the situation and the effect of this development on its liquidity and capital management. At the same time, Sono Motors has taken actions to maintain operations and protect employees from infection.
4. Segment information
An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by the management (chief operating decision maker within the meaning of IFRS 8). Sono Motors is a start-up company that has not yet started production. As all Group’s activities relate to the development of the solar electrical car, the Sion, and the solar technology and as management makes decisions about allocating resources and assessing performance based on the entity as a whole, management has determined that Sono Group operates in one operating and reportable business segment. Furthermore, Sono Group is currently solely active in Germany and therefore all noncurrent assets are located in Germany. Thus, Sono Group does not report any additional segment information.
5. Income statement disclosures
5.1. Significant events and transactions
Sono Motors is still in an early development phase. Due to the ongoing development of the Group and its core product, the Group’s operations were more extensive in the first half of 2021 than they were in the first half of the previous year. Consequently, there were increases in several line items in the consolidated statement of income (loss). In particular, the continuing and expanded development of prototypes led to a significant increase in the cost of research and development. The hiring of additional staff with administrative tasks and the augmented use of professional services also increased general and administrative expenses. The Conversion Stock Option Program (CSOP) remuneration model has also only been accounted for since the second half of 2020. As the Group has not entered serial production yet, selling and distribution expenses have risen to a smaller extent, as compared to the first half of 2020.
5.2. Cost of research and development
The table below presents details on the cost of research and development:
	Six months ended June 30, 2021	Six months ended June 30, 2020
	kEUR	kEUR
Personnel expenses	3,115	1,692
Development cost of prototypes	8,787	3,981
Professional services	380	128
Other development	655	464
Depreciation and amortization	105	85
Other	433	66
	13,475	6,416

There are no research expenses included in the profit and loss of Sono Group in the first half-year 2021 and prior periods, as the Group does not perform research. As the recognition criteria for development cost have not been met, all development expenses have been recognized in profit or loss as incurred in the first half of 2021 and prior periods.
5.3. General and administrative expenses
The below table displays details included in general and administrative expenses:
	Six months ended June 30, 2021	Six months ended June 30, 2020
	kEUR	kEUR
Personnel expenses	2,695	821
thereof related to the CSOP (IFRS 2)	1,165	—
Professional services	3,216	500
Impairment	1,882	—
Other	475	209
	8,268	1,530
The personnel expenses concern mainly employees responsible for Finance, Human Resources, Business Development, Administration etc. and the share of the employee participation program (CSOP) attributable to them. The professional services include accounting, tax and legal services as well as other external services. The increase of expenses for professional services mainly concerns professional services related to the initial preparation of consolidated financial statements in accordance with IFRS and their audit under consideration of PCAOB requirements as well as legal and tax opinions prepared in this context.
In the first half of 2021, an impairment loss of kEUR 1,882 for assets intended for the development of prototypes has been recognized in the general and administrative expense. For details, please refer to section 6.1.
6. Balance sheet disclosures
6.1. Property, plant and equipment
The decrease in property, plant and equipment (kEUR 526, Dec 31,2020: kEUR 2,102) is mainly due to the impairment of the advances paid in the amount of kEUR 1,882.
The impairment loss of kEUR 1,882 included in the general and administrative expense relates to advance payments on assets intended for the tooling of batteries that had been recognized in 2020. Management has determined that, due to an unforeseen change in the specifications of the battery, the assets that the advance payments referred to were no longer needed in the Group’s development of prototypes. As the Group may not be able to reclaim the payments made under the contract with the supplier of the tools, the advance payments’ fair value (determined as the market value of reclaimable payments at level 1 of the fair value hierarchy) and recoverable amount are EUR 0. It cannot be ruled out that the supplier of the tool will still assert additional claims from this, but the company considers this to be very unlikely.
6.2. Other current financial assets
The other current financial assets as of June 30, 2021 (kEUR 5,241; Dec 31,2020: kEUR 5,404) mainly consist of PayPal reserves (kEUR 4,980; Dec 31,2020: kEUR 4,655), receivables from crowdfunding and deposits (kEUR 226; Dec 31,2020: kEUR 179) and debtor creditors (kEUR 19; Dec 31,2020: kEUR 539).
The PayPal reserve relates to the reclassification of the specific reserve imposed by PayPal due to the crowdfunding campaign. Since March 2020, Sono Motors has no access to the PayPal reserve and it is unclear when the reserve will be released by PayPal. The PayPal reserve is classified as current asset because the Company expects that the reserve will ultimately be released within twelve months from the balance sheet date. The principal reason for the accumulation of the reserve in 2020 was the unexpectedly high volume of transactions as a result of the crowdfunding campaign in 2020. As a result, PayPal asserted that they are exposed to heightened risk in relation to the Company’s balance and withheld the total amount of payments received. However, the Company’s legal advisor has advised the Company that PayPal has no legal basis to continue withholding the reserve and concluded that the Company could legally enforce a claim for the release of the reserve. As of August 17, 2021, the Company started the process to file a complaint against PayPal due to the unlawful withholding of account balances.
6.3. Other current non-financial assets
Other current non-financial assets as of June 30, 2021 (kEUR 3,185; Dec 31,2020: kEUR 579) mainly consist of prepaid expenses (kEUR 1,102; Dec 31,2020: kEUR 256), of which kEUR 302 relate to directly attributable costs to the planned IPO transaction, VAT receivables (kEUR 1,686; Dec 31,2020: kEUR 257) and advance payments made (kEUR 386; Dec 31,2020: kEUR 20).
6.4. Equity
Total equity of Sono Group comprises subscribed capital, capital and other reserves, and accumulated deficit. The subscribed capital amounts to kEUR 6,472 and is divided into 35,871,333 member shares with a par value of EUR 0.06 (ordinary shares) and EUR 1.50 (high voting shares). During the first half-year of 2021 an amount of 68,136 new shares have been issued relating to two new investors. Capital reserves include any amounts paid in by the owners that exceed the member shares’ par value. Other reserves include mainly effects from equity-settled stock-option. Accumulated deficit consists of losses from prior periods.
6.5. Advance payments received from customers
The below table shows the noncurrent advance payments received from customers:
	June 30, 2021	Dec. 31, 2020
	kEUR	kEUR
Advance payments received from customers	40,693	38,972
	40,693	38,972
Depending on the general terms and conditions, in some cases, a cancellation by the customer is possible in less than twelve months. Customers may provide their advance payments in several installments, the latest of which determines the applicable cancellation policy. As of June 30, 2021, for customers who made their latest installment on or before November 30, 2019, cancellation is possible at any time. For customers who made their latest installment on or before November 25, 2020, but later than November 30, 2019, cancellation is possible on January 1, 2022, or later. For customers who made their latest installment later than November 25, 2020, cancellation is possible on July 1, 2023, or later. Deviating from these conditions, in November 2020, Sono Group approached all German-speaking customers that had made their latest installment during the Crowdfunding Campaign from December 1, 2019, until and including January 20, 2020, and asked them to accept a change in the terms and conditions to waive their cancellation right until December 31, 2022. In effect, those customers who accepted the change may cancel their advance payment on January 1, 2023, or later.
As of June 30, 2021, currently 11% are cancelable. 20% will be cancelable from January 1, 2022, 64% will be cancelable from January 1, 2023, and 5% will be cancelable from July 1, 2023. The percentages calculated are based on the nominal values of the advance payments excluding IFRS adjustments (interest effect).
As of December 31, 2020, currently 11% are cancelable. 1% will be cancelable from January 1, 2021, 21% will be cancelable from January 1, 2022, 66% will be cancelable from January 1, 2023, and 1% will be cancelable from July 1, 2023.
Sono Group expects to recognize revenue from vehicle sales with start of production in the first half of 2023.
The table below shows the development of the advance payments received from customers:

	Balance as of Jan. 1, 2021	Additions	Repayment	Interest effect	Balance as of June 30, 2021
	kEUR	kEUR	kEUR	kEUR	kEUR
Advance payments received from customers	38,972	1,403	-488	806	40,693
	38,972	1,403	-488	806	40,693
	Balance as of Jan. 1, 2020	Additions	Repayment	Interest effect	Balance as of Dec. 31, 2020
	kEUR	kEUR	kEUR	kEUR	kEUR
Advance payments received from customers	11,164	30,565	-4,116	1,360	38,972
	11,164	30,565	-4,116	1,360	38,972
In the first half year 2020 Sono Group raised significant additions to advanced payments due to campaign efforts. The potential customers acquired reservations for future vehicles.
6.6. Financial liabilities
The below table shows the composition of the financial liabilities:
	June 30, 2021	Dec. 31, 2020
	kEUR	kEUR
Other financial liabilities	14,369	12,765
Lease liabilities	3,334	1,958
	17,703	14,723
7. Disclosure of financial instruments
Carrying amounts and fair values
The table below displays information on fair value measurements, carrying amounts and categorization of financial instruments of Sono Group.
	June 30, 2021
kEUR	carrying amount	category (IFRS 9)	fair value	fair value level
Noncurrent financial assets
Other financial assets
Deposits	91	AC	90	2
Current financial assets
Other financial assets
Paypal accounts including reserves	4,980	AC	n/a*	n/a
Debtor creditors	19	AC	n/a*	n/a
Receivables from crowdfunding and deposits	226	AC	n/a*	n/a
Other	16	AC	n/a*	n/a
Cash and cash equivalents	26,133	AC	n/a*	n/a
Noncurrent financial liabilities
Financial liabilities
Loans and participation rights	3,671	FLAC	3,730	3
Lease liabilities	2,895	-	-	-
Current financial liabilities
Financial liabilities
Loans and participation rights	2,178	FLAC	n/a*	n/a
Lease liabilities	439	-	-	-
Convertible notes	8,520	FVTPL	8,520	3
Trade and other payables	6,870	FLAC	n/a*	n/a

*
The carrying amount approximately equals the fair value, thus no separate fair value disclosure is needed according to IFRS 7.29

	Dec. 31, 2020
kEUR	carrying amount	category (IFRS 9)	fair value	fair value level
Noncurrent financial assets
Other financial assets
Deposits	41	AC	42	2
Current financial assets
Other financial assets
Paypal accounts including reserves	4,655	AC	n/a*	n/a
Debtor creditors	539	AC	n/a*	n/a
Receivables from crowdfunding and deposits	179	AC	n/a*	n/a
Other	31	AC	n/a*	n/a
Cash and cash equivalents	43,264	AC	n/a*	n/a
Noncurrent financial liabilities
Financial liabilities
Loans and participation rights	3,665	FLAC	3,308	3
Lease liabilities	1,669	—	—	—
Current financial liabilities
Financial liabilities
Loans and participation rights	2,240	FLAC	n/a*	n/a
Lease liabilities	289	—	—	—
Convertible notes	6,859	FVTPL	6,859	3
Trade and other payables	2,874	FLAC	n/a*	n/a

*
The carrying amount approximately equals the fair value, thus no separate fair value disclosure is needed according to IFRS 7.29

All financial assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized with the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
•
Level 1—Inputs use quoted prices in active markets for identical assets or liabilities

•
Level 2—Inputs are inputs, other than quoted prices included in Level 1, which are directly or indirectly observable

•
Level 3—Inputs are unobservable and have values estimated by management based on market participant assumptions which are reasonably available

Due to their short nature, the carrying amounts of the cash and cash equivalents and other current financial assets and liabilities approximate their fair value. The fair value of noncurrent financial assets and liabilities is determined by applying the discounted cash flow method (valuation technique). In doing so, future cash flows resulting from the financial asset or liability are discounted using an interest rate derived from an estimated credit rating. In case of noncurrent financial assets, the counterparties are reputable financial institutions, thus credit risk has no significant influence on fair value, which leads to level 2.
As of June 30, 2021, management has determined that the fair values of noncurrent financial liabilities at amortized cost remain unchanged at level 3 as the credit rating is a non-observable input factor with significant influence on the fair value.
As of June 30, 2021, management has determined that the fair values of noncurrent financial liabilities at fair value through profit or loss, which consists solely of mandatory convertible notes, are level 3 as the assumptions for future payouts are a non-observable input factors with significant influence on the fair value.
The finance department of Sono Group performs valuations for financial instruments classified as fair value through profit & loss. Discussions of valuation processes and results are held between the CFO and the valuation team as well as external consultants.

The main level 3 inputs used by the group are derived and evaluated as follows:
•
Discount rates for financial liabilities reflect current market assessments of the time value of money and the risk specific to the liabilities.

•
Expected cash outflows are estimated based on contractual terms and the management’s knowledge of probabilities of occurrence of possible contractual payouts and of possible events.

The following table summarizes the quantitative information about significant unobservable inputs used in level 3 fair value measurement:
Description	Fair value at June 30, 2021	Unobservable input	Range of inputs (most likely outcome) June 30, 2021	Relationship of unobservable inputs to fair value
	kEUR
Mandatory convertible notes	8,520	Probability of an ‘exit event’ (IPO or SPAC) in the fourth quarter of 2021	50% – 100% (90%)	An increase of the probability to 100% (absolute) would increase FV by kEUR 907, A decrease of the probability to 50% (absolute) would decrease FV by kEUR – 3,630,
Description	Fair value at Dec. 31, 2020	Unobservable input	Range of inputs (most likely outcome) Dec. 31, 2020	Relationship of unobservable inputs to fair value
	kEUR
Mandatory convertible notes	6,859	Probability of an ‘exit event’ (IPO or SPAC) in the second quarter of 2021	50% – 100% (75%)	An increase of the probability to 100% (absolute) would increase FV by kEUR 2,170, A decrease of the probability to 50% (absolute) would decrease FV by kEUR – 2,170,
Differences may arise between the fair value at initial recognition (which, in accordance with IFRS 13 and IFRS 9, is generally the transaction price) and the amount determined at initial recognition using the valuation technique.
The following table presents the changes in level 3 items for the periods ended June 30, 2021:
	June 30, 2021	Dec. 31, 2020
	kEUR	kEUR
Balance at beginning of period	6,859	—
New transactions	—	6,800
Amount presented in other comprehensive income	106	21
Amount presented in profit or loss (interest and other expenses)	1,555	38
Balance at end of period	8,520	6,859
For the financial liability designated as at fair value through profit or loss in accordance with IFRS 9.4.3.5, the cumulative change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is kEUR -126 (Dec 31, 2020: kEUR -21). The difference between the financial liability’s carrying amount and the amount Sono Group would be contractually required to pay at maturity is kEUR 1 (December 31, 2020 kEUR 1,662).
8.
Other disclosures

8.1. Earnings per share
Basic earnings per share is calculated by dividing earnings attributable to Sono N.V. shareholders by the weighted average number of ordinary and high voting shares outstanding during the reporting period. Since the Company generated a loss for each of the periods presented, any outstanding options would be anti-dilutive. The high voting shares entitle the shareholders to additional voting rights, but not to higher dividend rights.
Basic earnings per share
	Six months ended June 30, 2021	Six months ended June 30, 2020
	EUR	EUR
From continuing operations attributable to the ordinary equity holders of the company	-0.79	-292.63
	-0.79	-292.63
8.2. Related parties
The below table displays the compensation of key management personnel:
	Six months ended June 30, 2021	Six months ended June 30, 2020
	kEUR	kEUR
Short-term employee benefits	370	242
Share-based payments	1,165	—
Total compensation	1,535	242
The table below displays loans and advance payments received from key management personnel and other related parties:
	June 30, 2021	Dec. 31, 2020
	kEUR	kEUR
Loans from key management personnel (subordinated crowdfunding loan II)	2	2
Loans from other related parties	199	199
	201	201
Advance payments received from key management personnel	52	52
Total	253	253
Sono Motors has received a loan amounting to kEUR 185 from Sono Motors Investment UG in 2019. The loan was due December 31, 2020, interest-paying at arm’s length (4 % p.a.) and unsecured and was paid back on January 5, 2021.
8.3. Subsequent events
IPO
Sono N,V, is currently in preparation of listing on a US stock exchange (“IPO”) as part of an initial public offering (IPO) and thus, raising additional capital, For further details regarding the legal reorganization in this context, we refer to note 1.

Report of Independent Registered Public Accounting Firm
To the Management Board and Shareholders of Sono Group N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Sono Group N.V. (the “Company”) as of December 31, 2020, December 31, 2019 and January 1, 2019, and the related consolidated statements of income (loss) and of comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2020 and 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, December 31, 2019 and January 1, 2019, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Restatement of Previously Issued Financial Statements
As discussed in Note 4 to the consolidated financial statements, the Company has restated its 2019 financial statements to correct an error.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5.11.1. to the consolidated financial statements, the Company has incurred recurring losses since inception, expects to continue to generate operating losses for the foreseeable future, has a net capital deficiency as of December 31, 2020 and is dependent on additional financing to continue development, commence serial production and meet repayment obligations for advance payments received from customers and other financing received that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 5.11.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Munich, Germany
March 19, 2021

PricewaterhouseCoopers GmbH
Wirtschaftsprüfungsgesellschaft
/s/ Alexander Fiedler	/s/ Sylvia Eichler
Wirtschaftsprüfer	Wirtschaftsprüferin
(German Public Auditor)	(German Public Auditor)
We have served as the Company’s auditor since 2020.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
	Note	2020	2019 (as restated)
		kEUR	kEUR
Revenue		—	—
Cost of sales		—	—
Gross profit		—	—
Cost of research and development	7.2	(30,469)	(4,937)
Selling and distribution expenses	7.3	(9,100)	(2,135)
General and administrative expenses	7.4	(14,404)	(2,417)
Other operating income/expenses	7.5	(15)	220
Impairment losses on financial assets	7.6	(6)	—
Operating loss		(53,994)	(9,269)
Other interest and similar income	7.7	2	—
Interest and other expenses	7.8	(2,040)	(702)
Loss before tax		(56,032)	(9,971)
Taxes on income	7.9	0	—
Loss for the period		(56,032)	(9,971)
Other comprehensive loss		(21)	—
Total comprehensive loss for the period		(56,053)	(9,971)
Loss per share in EUR	10.4
Basic/diluted		(1.66)/(1.66)	(0.30)/(0.30)
Weighted average number of shares for calculation of earnings per share
Basic/diluted		33,733,462	33,251,883

CONSOLIDATED BALANCE SHEETS
	Note	Dec. 31, 2020	Dec. 31, 2019 (as restated)	Jan. 1, 2019 (as restated)
		kEUR	kEUR	kEUR
ASSETS
Noncurrent assets
Intangible assets	8.1	16	27	38
Property, plant and equipment	8.2	2,102	2,469	1,458
Right-of-use assets	8.3	1,937	2,235	—
Other financial assets	8.4	41	28	11
		4,096	4,759	1,507
Current assets
Other financial assets	8.5	5,404	342	82
Other non-financial assets	8.6	579	193	620
Cash and cash equivalents	8.7	43,264	407	1,515
		49,247	942	2,217
Total assets		53,343	5,701	3,724
EQUITY AND LIABILITIES
Equity	8.8
Subscribed capital		6,468	34	32
Capital and other reserves		71,629	8,489	3,302
Accumulated deficit		(83,123)	(27,091)	(17,120)
		(5,026)	(18,568)	(13,786)
Noncurrent liabilities
Advance payments received from customers	8.9	38,972	11,164	9,949
Financial liabilities	8.10	5,335	6,182	2,035
		44,307	17,346	11,984
Current liabilities
Financial liabilities	8.10	9,388	2,296	32
Trade and other payables	8.11	2,874	3,703	5,097
Other liabilities	8.12	1,689	288	179
Provisions	8.13	111	636	218
		14,062	6,923	5,526
Total equity and liabilities		53,343	5,701	3,724

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
	Number of shares	Share capital	Capital reserve	Other reserves	Accumulated deficit (as restated)	Total equity
		kEUR	kEUR	kEUR	kEUR	kEUR
German GAAP equity on January 1, 2019	32,045	32	3,332	—	(16,975)	(13,611)
IFRS 1 adjustments	—	—	(30)	—	(145)	(175)
IFRS equity on January 1, 2019	32,045	32	3,302	—	(17,120)	(13,786)
Result for the period	—		—	—	(9,971)	(9,971)
Contributions to equity*	1,543	2	5,187	—	—	5,189
Balance on December 31, 2019	33,588	34	8,489	—	(27,091)	(18,568)
IFRS equity on January 1, 2020	33,588	34	8,489	—	(27,091)	(18,568)
Capital contribution of the GmbH shares into the N.V.	(33,588)	(34)	34	—	—	0
Share split	30,588,000	1,835	(1,835)	—	—	0
Conversion high voting shares	3,000,000	4,500	(4,500)	—	—	0
Capital increase**	1,735,197	104	35,904	—	—	36,008
Conversion of debt to equity	480,000	29	1,398	—	—	1,427
Share-based compensation (IFRS 2)	—	—		32,160	—	32,160
Fair Value Measurement Convertible Bond (OCI)	—	—	—	(21)	—	(21)
Result for the period	—	—	—	—	(56,032)	(56,032)
Balance on December 31, 2020	35,803,197	6,468	39,490	32,139	(83,123)	(5,026)

*
transaction costs of kEUR 109 were deducted from capital reserve

**
transaction costs of kEUR 2,192 were deducted from capital reserve

CONSOLIDATED CASH FLOW STATEMENTS
	2020	2019 (as restated)
	kEUR	kEUR
Operating activities
Loss for the period	(56,032)	(9,971)
Depreciation of property, plant and equipment	61	50
Depreciation of right-of-use assets	313	163
Amortization of intangible assets	11	11
Expenses(+) for share-based payment transactions	32,160	—
Other non-cash expenses(+)	346	—
Other interest and similar income	(2)	—
Interest and other expenses	2,040	702
Movements in provisions	(526)	418
Decrease(+)/increase(−) in other assets	(5,766)	456
Increase(+)/decrease(−) in trade and other payables	322	(1,284)
Increase(+)/decrease(−) in advance payments received from customers	26,448	800
Interest paid	(561)	(120)
Net cash flows from operating activities	(1,186)	(8,775)
Investing activities
Purchase of property, plant and equipment	(42)	(1,139)
Net cash flows from investing activities	(42)	(1,139)
Financing activities
Transaction costs on issue of shares	(2,192)	(109)
Proceeds from issues of shares	38,229	5,297
Proceeds from borrowings	10,657	3,710
Repayments of borrowings	(2,327)	—
Payment of principal portion of lease liabilities	(282)	(92)
Net cash flow from financing activities	44,085	8,806
Net increase (decrease) in cash and cash equivalents	42,857	(1,108)
Cash and cash equivalents at the beginning of the financial year	407	1,515
Cash and cash equivalents at end of year	43,264	407

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. General information
Sono Group N.V. (“Sono N.V.”) is registered in the business register (Netherlands Chamber of Commerce) and its corporate seat is in Amsterdam. The Company has its business exclusively in Germany as the management is located there and the business address is Waldmeisterstraße 76, 80935 Munich, Germany (trade register number: 80683568). Sono N.V.’s sole (and wholly-owned) subsidiary, Sono Motors GmbH (“Sono Motors”), is registered in the commercial register (Handelsregister) at the local court (Amtsgericht) of Munich/Germany under HRB 224131. Sono Motors’ registered headquarters is Waldmeisterstraße 76, 80935 Munich, Germany. Hereinafter, Sono N.V. and its consolidated subsidiary is referred to as the “Sono Group.” Sono Group develops and plans to sell mainly electric vehicles with integrated solar panels, started business in January 2016, expects to complete prototype testing in 2021 and start serial production in the first half of 2023.
In 2020, in preparation for a potential initial public offering (“IPO”), Sono Group undertook a reorganization pursuant to which (i) Sono Motors founded Sono Motors Finance B.V. (a Dutch corporation), (ii) the shareholders of Sono Motors transferred their shares in Sono Motors as non-cash contribution to Sono Motors Finance B.V. in exchange for newly-issued shares of Sono Motors Finance B.V. and (iii) Sono Motors Finance B.V. was converted into a “naamloze vennootsschap” (N.V.) and changed its legal name from Sono Motors Finance B.V. to Sono Group N.V. (collectively, the “Reorganization”).
2. Basis of preparation
The consolidated financial statements of Sono Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are prepared in euro, which is also the Group’s functional currency. Unless otherwise stated, all amounts are given in thousands of euros (“kEUR”).
The consolidated financial statements as of December 31, 2020 have been authorized by the management board for presentation to the shareholders on March 19, 2021.
In 2020 Sono Group performed a legal reorganization. The reorganization was applied fully retrospectively, so that the accounts reflect the respective carrying values. The earnings per share calculation has been adjusted as well for 2019. The Equity statement has not been adjusted but represents the legal status as of every balance sheet date.
These consolidated financial statements are prepared on a historical cost basis under the going concern assumption which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary if the Group is unable to continue as a going concern. In accordance with IAS 1.25, management identified material uncertainties related to events or conditions regarding Sono Group’s financing that raise substantial doubt upon its ability to continue as a going concern. For further details, we refer to note 5.11.1 Going concern.
The significant accounting policies adopted in the preparation of these consolidated financial statements are described below. These accounting policies have been consistently applied to all years presented. For the change in accounting policies with respect to advance payments received from customers please refer to note 4 Change in accounting policies and errors (IAS 8).
The preparation of consolidated financial statements requires the use of certain accounting estimates. The areas that require a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed below.
All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.
The income statement was prepared using the cost of sales method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
3. Basis of consolidation
The consolidated financial statements reflect the assets, liabilities and results of operations of Sono N.V. and its sole (and wholly-owned) subsidiary Sono Motors, over which Sono N.V. has control. Control over an entity exists when Sono Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Controlled subsidiaries are fully consolidated from the date on which control is transferred to Sono Group.
The fiscal year of both Group entities corresponds to the calendar year ending December 31.
All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Sono Group are eliminated upon consolidation.
The assets and liabilities of both companies included in the consolidated financial statements are recognized in accordance with the uniform accounting policies used within the Sono Group.
The consolidation process involves adjusting the items in the separate financial statements of the parent and its subsidiary and presenting them as if they were those of a single economic entity. Intercompany profits or losses are eliminated in Group noncurrent assets. Deferred taxes, if any, are recognized for consolidation adjustments, and deferred tax assets and liabilities are offset where taxes are levied by the same tax authority and have the same maturity.
4. Change in accounting policies and errors (IAS 8)
Correction of an error
Through December 31, 2019, Sono Group accounted for advance payments from customers as financial liabilities in accordance with IFRS 9. During 2020, prompted by the prevalence of these transactions in 2020, Sono Group re-evaluated and determined that these advance payments should have been accounted for as contract liabilities in accordance with IFRS 15 given the commitment to deliver a car to customers

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
4. Change in accounting policies and errors (IAS 8) (continued)
(if they so choose) in exchange for the advance payment. In accordance with IAS 8, Accounting policies, changes in accounting estimates and errors, the error has been corrected retrospectively as summarized below:
	As of and for the Year Ended December 31, 2019			As of January 1, 2019
	As Previously Reported	Adjustment	As Restated	As Previously Reported	Adjustment	As Restated
	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR
Balance sheet data:
Advance payments received from customers (non-current)	—	11,164	11,164	—	9,949	9,949
Financial liabilities (noncurrent)	6,790	(608)	6,182	2,035	—	2,035
Total non-current liabilities	6,790	10,556	17,346	2,035	9,949	11,984
Financial liabilities (current)	12,069	(9,773)	2,296	9,725	(9,693)	32
Other liabilities	400	(112)	288	179	—	179
Total current liabilities	16,808	(9,885)	6,923	15,219	(9,693)	5,526
Total equity and liabilities	5,701	—	5,701	3,724	—	3,724
Statement of income (loss) and statement of comprehensive income (loss) data:
Other interest and similar income	38	(38)	—
Interest and other expenses	(325)	(377)	(702)
Loss before tax	(9,556)	(415)	(9,971)
Loss for the period	(9,556)	(415)	(9,971)
Total comprehensive loss for the period	(9,556)	(415)	(9,971)
Earnings (loss) per share in EUR, basic and diluted	(0.29)	(0.01)	(0.30)
Cash flow statement data:
Net cash flows from operating activities	(9,463)	688	(8,775)
Net cash flows from financing activities	9,494	(688)	8,806
Net increase (decrease) in cash and cash equivalents	(1,108)	—	(1,108)
The respective disclosures in the notes to these consolidated financial statements have been corrected accordingly.
Standards issued but not yet effective
Certain new accounting standards and interpretations have been published that are not mandatory for the consolidated financial statements as of December 31, 2020 and have not been early adopted by Sono N.V. These standards are not expected to have a material impact on Sono N.V.’s consolidated financial statements in the current or future reporting periods and on foreseeable future transactions.
5. Significant accounting policies
5.1. Grants from government agencies and similar bodies
Sono N.V. receives grants from government agencies and similar bodies like the European Union for the participation in specific research and development projects. The grants are recognized when there is reasonable assurance that the grant will be received, and all grant conditions will be met. If grant funds are received prior to qualifying expenses being incurred or assets purchased, they are deferred and recognized in other liabilities. If the funds reimburse expenses, the liability is amortized into other operating income on a systematic basis over the period in which the corresponding expenses are incurred. If the funds reimburse

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5. Significant accounting policies (continued)
purchased assets, the liability is reduced with a corresponding amount deducted from the asset’s carrying amount upon recording of the qualified asset.
5.2. Financial instruments
Initial recognition
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Sono Group initially recognizes financial instruments when it becomes party to the instrument. Regular way purchases and sales of financial assets are recognized on trade date, i.e., the date on which the Group commits to purchase or sell the asset.
Offsetting of financial assets and financial liabilities
Financial assets and liabilities are only offset if offsetting the amounts is legally enforceable at the current time and if there is an actual intention to offset. In general, the Group does not offset financial assets and liabilities and no material offsetting potential exists.
5.2.1. Financial assets
Initial measurement
Sono Group’s financial assets include cash and cash equivalents, deposits and other financial receivables. In the reporting year, Sono Group has not incurred any revenues and thus has not recognized any trade receivables. At initial recognition, Sono Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.
After the initial measurement, financial assets are subsequently classified as either measured at amortized cost (AC), fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVPL). The classification depends on the financial asset’s contractual cash flow characteristics and the business model (‘hold to collect’, ‘hold to collect and sell’ and ‘other’) for managing them. Assets that are held for collection of contractual cash flows (business model ‘hold to collect’), where those cash flows represent solely payments of principal and interest (SPPI), are measured at amortized cost. The SPPI-test is performed at an instrument level, whereby the business model is assessed on portfolio level.
Subsequent measurement
Management has determined that all financial assets are to be measured at amortized cost as they are held within the business model ‘hold to collect’ and have passed the SPPI-test.
Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.
Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when Sono Group no longer has the contractual rights to the asset or the rights to receive cash flows from the asset have expired.
Impairment
The expected credit loss (ECL) model under IFRS 9 takes in loss allowances for financial assets for which there are no objective indications of impairment and loss allowances for financial assets that are credit impaired. An allowance for ECLs is to be recognized for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that Sono Group expects to receive, discounted at an approximation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5. Significant accounting policies (continued)
of the original EIR. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
For the calculation of impairment losses, IFRS 9 distinguishes between the general approach and the simplified approach.
Under the general approach, financial assets are allocated to one of three stages. For financial assets not yet credit-impaired at initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (12-month ECL, Stage 1). For credit exposures for which there has not been a significant increase in credit risk since initial recognition, 12-month ECL are provided. For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (lifetime ECL, Stage 2). Financial assets with objective indications of default are allocated to Stage 3, for which also lifetime expected credit losses are calculated. Under the simplified approach, the ECLs are consistently determined for the entire life of the assets.
Sono Group applies the general approach unless the simplified approach is required. The simplified approach is required for trade receivables or contract assets resulting from transactions within the scope of IFRS 15 that do not contain a significant financing component. As of the reporting date, such trade receivables and contract assets are not recognized on the balance sheet of Sono Group as the Group has not incurred any revenues.
Sono Group generally presumes all financial assets that are 30 days past due to have a significant increase in credit risk and accounts for expected losses over the remaining lifetime of those financial assets. Sono Group presumes a default, based on experience and the business conduct within Sono Group’s line of business, to occur when financial assets are 90 days past due (Stage 3). However, due to the manageable number and respective gross carrying amount of financial assets in Sono Group’s statements of financial position, Sono Group decided to test all financial assets, regardless of their maturity, individually for expected credit loss, using reasonable and supportable historic and forward-looking information.
5.2.2. Financial liabilities
Initial measurement
Sono Group’s financial liabilities include lease liabilities, loans from shareholders and private investors, participation rights, and trade and other payables. Regarding lease liabilities, please refer to note 5.5.2 Lease liabilities.
All financial liabilities in the scope of IFRS 9 are initially measured at their fair value minus, in the case of financial liabilities not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the issue of the financial liabilities. In case of financial liabilities at FVPL, transaction costs are directly recognized through profit or loss. After initial measurement, the financial liabilities are subsequently classified as measured either at amortized cost or fair value through profit or loss.
Sono Group analyzes all contracts to determine whether the underlying contracts are debt or equity.
An embedded derivative in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Reassessment of bifurcation requirement only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required. Separately accounted for embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss.
Subsequent measurement
The measurement of financial liabilities of Sono Group depends on their classification as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5. Significant accounting policies (continued)
1.
Financial liabilities at fair value through profit or loss (FVPL): This category solely consists of mandatory convertible loans that contain one or more embedded derivatives and are designated as at fair value through profit or loss in accordance with IFRS 9.4.3.5. by Sono Group. Gains and losses are recognized in the income statement.

2.
Financial liabilities measured at amortized cost (FLAC): After initial recognition, these are measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as in case of amortization using EIR method. Amortization according to the EIR method is included in interest expenses in the profit and loss account. Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR.

Derecognition
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference between the carrying amount of a financial liability (or part of a financial liability) extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.
5.3. Intangible assets
5.3.1. Internally generated intangible assets
In accordance with IAS 38, research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred.
Development costs for future series products (Sion, Sono Digital and Sono Solar) and other internally generated intangible assets may be capitalized at cost if they are directly attributable to the design and testing of identifiable and unique products controlled by Sono Group and the criteria of IAS 38.57 are met. Capitalized development costs then must include all direct costs that are attributable to the development process.
If the criteria for recognition of assets are not met, the expenses are recognized in the income statement in the year in which they are incurred.
As of the end of the reporting period as well as in prior years, Management has determined that the criteria for capitalization of development costs have not been met, given the fact that financing to finalize the development activities is not yet readily available. Consequently, all development costs were recognized in profit or loss as incurred.
5.3.2. Acquired intangible assets
Acquired intangible assets are initially measured at cost and amortized over their useful life using the straight-line method.
5.3.3. Subsequent measurement
Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. There were no triggering events identified in 2020 and in prior periods that would require an impairment test.
Intangible assets with finite useful lives are amortized over their useful life, generally using the straight-line method. The amortization period and the amortization method for an intangible asset with a finite useful

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5. Significant accounting policies (continued)
life are reviewed at least annually at each fiscal year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits are accounted for prospectively. Amortization of an intangible asset is reported in the statement of profit or loss and other comprehensive income in accordance with the function of the intangible asset.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of profit or loss in the period in which the asset is derecognized.
The estimated useful live for the website is 1 to 4 years.
5.4. Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and impairments. These costs also comprise the costs for replacement parts, which are recognized at the time they are incurred, providing they meet the recognition criteria. All other repair and maintenance costs are expensed as incurred. Depreciation begins with the start of use.
Property, plant and equipment are depreciated using the straight line-method over the useful life as displayed in the below table:
	Equipment / Hardware	Advance payments to technical equipment and machinery
Useful life (years)	3 - 13	—
Impairment losses on property, plant and equipment are recognized in accordance with IAS 36 where the recoverable amount of the respective asset has fallen below the carrying amount. Recoverable amount is the higher of value in use and fair value less costs to sell. If the reasons for impairments recognized in previous years no longer apply, the impairment losses are reversed up to a maximum of the amount that would have been determined if no impairment loss had been recognized.
There were no triggering events identified in 2020 and prior periods that would require an impairment test. There were also no reversals of impairments in the fiscal year 2020 and prior periods.
Property, plant and equipment are derecognized upon disposal or when no further economic benefits are expected from their continued use or sale. The gain or loss on derecognition is determined as the difference between the net disposal proceeds and the carrying amount and recognized in profit or loss in the period in which the item is derecognized.
The residual values of the assets, useful lives and depreciation methods are reviewed at the end of each fiscal year and any changes are accounted for prospectively.
The residual values of the assets are generally considered to be zero.
5.5. Leases
Applying IFRS 16, at inception of a contract, Sono Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration.
5.5.1. Right-of-use assets
Sono Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5. Significant accounting policies (continued)
payments made at or before the commencement date less any lease incentives received as well as any estimated costs to be incurred by the lessee for dismantling and removing the underlying asset. Unless Sono Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life, and the lease term. Right-of-use assets are subject to impairment according to IAS 36.
5.5.2. Lease liabilities
At the commencement date of the lease, Sono Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by Sono Group and payments of penalties for terminating a lease, if the lease term reflects Sono Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expenses in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, Sono Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.
When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount for the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
5.5.3. Short-term leases and leases of low-value assets
Sono Group applies the short-term lease recognition exemption to its short-term leases of buildings and cars (i.e., leases that have a lease term of twelve months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases (contracts with a term of twelve months or less) and leases of low-value assets (Sono Group threshold of fair value of leased asset < kEUR 5) are recognized as expense on a straight-line basis over the lease term.
5.6. Cash and cash equivalents
Cash and cash equivalents include PayPal accounts to the extent that these can be disposed of at short notice (regular rolling reserve), bank balances on demand and money in transit with an original maturity of three months or less.
5.7. Advance payments received from customers
Advance payments received from customers are recognized at the time the cash is collected by Sono Group. As the expected delivery of the car is in 2023, all advance payments are shown as longterm, even though some of the customers might be able to cancel their contract (depending on the general terms in some cases cancellation is possible in less than 12 months) and demand the money back. Due to an original term of the advance payments which is more than 12 months, the advance payments include a significant financing component according to IFRS 15.60. The compounding effect is recognized in interest expense and increases the advance payments received from customers. Sales revenues from advance payments received from customers will be recognized at the point of delivery of the car.
5.8. Provisions
Provisions for bonus and settlement payments or any other obligations are recognized when the group has a present legal or constructive obligation as a result of past events, if it is probable that an outflow of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5. Significant accounting policies (continued)
resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operations.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. As of December 31, 2020, and 2019, there were no provisions to be discounted.
5.9. Taxes
5.9.1. Current tax assets and liabilities
Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities based on the tax rates and tax laws that are enacted or substantively enacted at the end of the reporting period.
5.9.2. Deferred taxes
Deferred tax is recognized using the liability method on temporary differences as of the end of the reporting period between the carrying amounts of assets and liabilities and their tax bases.
Deferred tax liabilities are recognized for all taxable temporary differences. The only exception is if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction, affects neither accounting profit nor loss nor taxable profit or loss.
Deferred tax assets are recognized for deductible temporary differences and to the extent that it is probable that future taxable income will allow the deferred tax asset to be realized. Deferred tax liabilities are recognized for all taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future. However, only up to 60% of the taxable income, to the extent such taxable income exceeds an amount of kEUR 1,000, may be offset against carry forward tax losses. The remaining 40% of the taxable income are subject to corporate income and trade tax under the so-called minimum taxation rules. Taxable income for corporate income tax and trade tax purposes of up to an amount of kEUR 1,000 could fully be offset against tax loss carry forwards.
Deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized, or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
If transactions and other events are recognized directly in equity, any related taxes on income are also recognized directly in equity. Although transaction costs are recognized in the capital reserve, no corresponding (deferred) tax effects are recognized due to the loss situation of Sono Group and the fact that deferred taxes for losses carryforwards were not recognized.
Deferred tax assets and deferred tax liabilities are offset if there is a legally enforceable right to offset current tax assets and current tax liabilities and these relate to income taxes levied by the same tax jurisdiction.
5.9.3. Tax losses carried forward
Based on Management’s estimation, a deferred tax asset is recognized for the tax losses carried forward to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Only up to 60% of our annual taxable income, to the extent such taxable income exceeds kEUR 1,000, may be offset against tax loss carry forwards. The remaining 40% of the taxable income are subject to corporate income and trade tax under the so-called minimum taxation rules. Annual taxable income for corporate income tax and trade tax purposes of up to kEUR 1,000 could fully be offset against tax loss carry forwards. For further information regarding the tax losses carried forward see note 5.11.5 Recoverability of deferred tax assets in relation to loss carryforwards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5. Significant accounting policies (continued)
5.10. Share-based payment
Share-based payment transaction include:
a)
equity-settled share-based payment transactions,

b)
cash-settled share-based payment transactions, and

c)
transactions in which the entity receives or acquires goods or services and the terms of the arrangement provide either the entity or the supplier of those goods or services with a choice of whether the entity settles the transaction in cash (or other assets) or by issuing equity instrument and are accounted for in accordance with IFRS 2.

For equity-settled share-based payment transactions, on grant date, Sono Group initially measures the fair value of the received services by reference to the fair value of the equity instruments granted. Sono Group recognizes the fair value of the goods or services as expenses and a corresponding increase in equity when the services are received.
Vesting conditions, other than market conditions, are not considered when estimating the fair value of the equity instruments at the measurement date. Instead, vesting conditions, other than market conditions, are considered by adjusting the number of equity instruments included in the measurement of the transaction amount. Non-vesting conditions are considered when estimating the fair value of the equity instruments granted.
If Sono Group and the supplier of services did not agree on service conditions and the supplier of services is unconditionally entitled to the equity instruments, Sono Group presumes, that the services have been received on grant date and recognizes the services received in full, with a corresponding increase in equity. If Sono Group and the supplier of services did agree on service conditions, the Group accounts for the services as they are rendered by the participant during the vesting period., with a corresponding increase in equity.
For further details, please refer to note 10.3. Remuneration based on shares (share-based payment).
5.11. Significant accounting judgments, estimates and assumptions
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities and expenses. Management bases its judgments and estimates on historical experience and on other various factors, it believes to be reasonable under the circumstances, the result of which forms the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.
In the process of applying the accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements.
5.11.1. Going concern
Management assessed Sono Group’s ability to continue as a going concern and evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern using all information available about the future, focusing on the twelve-month period after the issuance date of the consolidated financial statements.
Historically, Sono Group has funded its operations primarily through capital raises and with loans from shareholders and private investors as well as through advance payments received from customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5. Significant accounting policies (continued)
Since its inception Sono Group has incurred recurring losses and negative cash flows from operations including net losses of kEUR 56,032 for the year 2020 (previous year: kEUR 9,971).
As of December 31, 2020, Sono Group had an accumulated deficit according to IFRS of kEUR 83,123 (previous year: kEUR 27,091), of which kEUR 5,026 is not covered by equity (previous year: kEUR 18,568 not covered by equity). The Group expects to continue to generate operating losses for the foreseeable future.
As of December 31, 2020, Sono Group shows cash and cash equivalents in the amount of kEUR 43,264 (previous year kEUR 407). During the year ended December 31, 2020 further net financing has been received from advance payments from customers in the amount of kEUR 26,448, cash proceeds from borrowings in the amount of kEUR 8,330, and kEUR 36,037 proceeds from issue of shares to private investors. Additionally, management has approached its German-speaking customers that have provided advance payments after December 1, 2019 to accept a change in the terms and conditions to waive the right to reclaim any advance payments until December 31, 2022. The maturity of the Group’s total liabilities as of December 31, 2020 is < 1-year 14,062 kEUR, and between 1 to 5 years kEUR 44,307).
Securing the financing of development activities and operations represents an ongoing challenge for Sono Group. Structural changes in the German and international automotive industry in the recent past have made it difficult to attract large, strategic investors. Additionally, the ongoing corona-pandemic may negatively affect the Group’s business, liquidity and financial position going forward (see note 5.11.3 Corona pandemic).
According to the business plan developed by the Sono Group an amount of approximately mEUR 276.4 is needed from January 2021 until end of the first half year of 2023 for additional development activities and the start of serial production and an amount of mEUR 96.7 is needed for overhead costs during the same period. Of which, liquidity in the amount of mEUR 43.3 was available as of December 31, 2020. Sono Group will also need sufficient funds to pay back any due advance payments reclaimed by customers as well as other financing proceeds received. However, the Group cannot predict with certainty the actual amount of financing that will be received, the total cost of the production of the car and potential cancellations.
Management plans to finance the above investments and costs with an Initial Public Offering (IPO) in the first half of 2021. The timely realization of the IPO is crucial for the Group’s ability to achieve start of serial production within the first half of 2023 and to continue as a going concern. A delay or insufficient volume of the IPO funding can lead to a delay or suspension of the development and start of serial production due to insufficient financing and subsequently to cancellations and demands for repayment of advance payments received from customers and other financing received. In case the planned IPO does not reach the required level of financing, Sono Group would need to seek additional funding through new investors or shareholders or other means.
There is no certainty that Sono Group will be successful in obtaining sufficient funding on terms acceptable to the Group or even obtain additional funding at all. If the Group is unable to obtain additional funding, Sono Motors will be forced to delay, reduce or eliminate some or all of its development activities and production efforts, which could adversely affect its business prospects, or Sono Motors may be unable to continue operations.
Based on its recurring losses from operations since inception, expectation of continuing operating losses for the foreseeable future, the net capital deficiency, the need to raise additional capital to finance its future operations and in order to be able to potentially repay advance payments received from customers and other financing received, as of March 19, 2021, the issuance date of the consolidated financial statements for the year ended December 31, 2020, Sono Group has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date of the original issuance date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5. Significant accounting policies (continued)
have been prepared on a basis that assumes that Sono Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
5.11.2. Remuneration based on shares (share-based payment)
For equity-settled share-based payment transactions (see note 5.10 Share-based payment), on grant date, Sono Group initially measures the fair value of the received services by reference to the fair value of the equity instruments granted. The fair value measurement of the share options for the equity-settled share-based transactions requires assumptions about the input data for using Black-Scholes Model. The expected life of the share options is based on current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility was based on an evaluation of historical volatilities of comparable listed peer group companies. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome. For further details about the input factors used see note 10.3 Remuneration based on shares (share-based payment).
5.11.3. Corona pandemic
In 2020, COVID-19 caused a global pandemic. In response to this pandemic, governments as well as private organizations implemented numerous measures seeking to contain the virus. These measures disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers and led to a global decrease in vehicle sales. These measures may also lead to a trend to work-from-home, which could result in lower demand for cars and could negatively impact our sales and marketing activities. The pandemic may also affect the interest of Sono Motors’ customers in their car-sharing and ride-pooling networks. Sono Motors cannot yet foresee the full extent of COVID-19’s impact on its business and operations and such impact will depend on future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. The effects could have a material impact on Sono Motors’ results of operations, liquidity and capital management. Sono Motors will continue to monitor the situation and the effect of this development on its liquidity and capital management. At the same time, Sono Motors has taken actions to maintain operations and protect employees from infection. In 2020, COVID-19 had a slightly negative impact on orders and advance payments received from customers. Based on the most available information, COVID-19 might continue to have a negative effect on orders and advance payments received from customers in 2021.
5.11.4. Sono Points
Sono Motors has carried out several crowdfunding campaigns in which the Sion could be reserved against an advance payment received from customers of various amounts. With the reservation, the customer is entitled to the right to conclude a contract for the purchase of the Sion. The customer can withdraw from the reservation if he or she decides not to conclude the purchase contract or Sono Motors has not offered a purchase contract by the respective date defined by the underlying terms and conditions. In December 2019, a crowdfunding campaign with the aim of raising a predefined target amount was launched. In connection with the campaign, so-called Sono Points were introduced and communicated on December 15, 2019. The three founders, Laurin Hahn, Navina Persteiner and Jona Christians, announced that they would be giving a majority of their profit participation rights (for clarification: The voting rights remain with the founders), in numbers 64.07% of all profit participation rights at the moment of time (as of December 31, 2019) to a “community pool”, from which the so-called Sono Points would be awarded. The number of Sono Points, through which the participants in the crowdfunding and pre-orders should participate in the community pool is significantly influenced by the time and amount of the individual deposit. The maximum number of possible Sono Points in total is not limited. In case a Sono Point holder should revoke or withdraw from the reservation or should revoke or withdraw from the purchase contract concluded based on the reservation, the Sono Points will expire.
According to the current assessment of the management (based on legal assessments), Management concludes that Sono Points do not impact Sono Group as the obligation relates only to the founders.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
5. Significant accounting policies (continued)
5.11.5. Recoverability of deferred tax assets in relation to loss carryforwards
Management has determined that these tax losses represent start-up losses as a result of establishing Sono Motors’ business. The tax losses can be carried forward indefinitely and have no expiry date. Management does not expect a (proportional) reduction of deductible tax loss carryforwards due to any future corporate restructuring or due to the corporate reorganization of Sono Group in November 2020, particularly about the swap of shares (“harmful acquisition”, for further details, please refer to note 1 General information). Management expects that the “hidden reserves clause” can be asserted and that the tax losses can still be carried forward.
6. Segment information
An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by the Management (chief operating decision maker within the meaning of IFRS 8). Sono Motors is a start-up company that has not yet started production. As all Group’s activities relate to the development of the electrical car Sion and Management makes decisions about allocating resources and assessing performance based on the entity as a whole. Management has determined that Sono Group operates in one operating and reportable business segment. Furthermore, Sono Group is currently solely active in Germany and therefore all noncurrent assets are located in Germany. Thus, Sono Group does not report any additional segment information.
7. Income statement disclosures
7.1. Additional information
The below table displays the depreciation and amortization expenses as well as personnel expenses included in cost of research and development, selling and distribution costs and general and administrative expenses:
	2020	2019
	kEUR	kEUR
Personnel expenses	39,291	5,151
Depreciation and amortization	384	224
	39,675	5,375
The increase of personnel expenses mainly concerns the new equity-settled employee participation program (Conversion Stock Option Program or CSOP, 2020: kEUR 32,160, 2019: kEUR 0), which has been offered all participants of the previous employee participation program and new participants, who have not been part of the previous employee participation program, on December 14, 2020 (see note 10.3 Remuneration based on shares (share-based payment).
7.2. Cost of research and development
The table below presents details on the cost of research and development:
	2020	2019
	kEUR	kEUR
Personnel expenses	21,652	2,243
thereof related to the CSOP (IFRS 2)	17,723	—
Development cost of prototypes	7,338	1,637
Professional services	267	284
Other development	895	464
Depreciation and amortization	171	78
Other	145	230
	30,469	4,937

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7. Income statement disclosures (continued)
There are no research expenses included in the profit and loss of Sono Group in financial year 2020 and prior periods, as the Group does not perform research. As the recognition criteria for development cost have not been met, all development expenses have been recognized in profit or loss as incurred in 2020 and prior periods. The personnel expenses concern employees responsible for development activities and the share of the employee participation program (Conversion Stock Option Program or CSOP) attributable to them (see note 10.3 Remuneration based on shares (share-based payment).
7.3. Selling and distribution expenses
The below table displays details included in selling and distribution expenses:
	2020	2019
	kEUR	kEUR
Personnel expenses	8,490	1,582
thereof related to the CSOP (IFRS 2)	6,949	—
Professional services	171	103
Advertising	84	113
Other	355	336
	9,100	2,135
The personnel expenses concern mainly employees responsible for marketing activities like roadshows, test rides and social media and the share of the employee participation program (Conversion Stock Option Program or CSOP) attributable to them (see note 10.3 Remuneration based on shares (share-based payment).
7.4. General and administrative expenses
The below table displays details included in general and administrative expenses:
	2020	2019
	kEUR	kEUR
Personnel expenses	9,148	1,325
thereof related to the CSOP (IFRS 2)	7,488	—
Professional services	4,830	670
Expenses without sufficient supporting documentation	21	70
Other	405	352
	14,404	2,417
The personnel expenses concern mainly employees responsible for Finance, Human Resources, Business Development, Administration etc. and the share of the employee participation program (Conversion Stock Option Program or CSOP) attributable to them (see note 10.3 Remuneration based on shares (share-based payment). The professional services include accounting, tax and legal services as well as other external services. The increase of expenses for professional services mainly concerns professional services related to the initial preparation of consolidated financial statements in accordance with IFRS and their audit under consideration of PCAOB requirements as well as legal and tax opinions prepared in this context.
While preparing the consolidated financial statements 2019, due to material weaknesses in its internal controls over financial reporting, Sono Group identified disbursements amounting to kEUR 21 (previous year: kEUR 70), for which Sono Motors did not retain sufficient supporting documentation, including underlying invoices. These amounts were recorded under expenses without sufficient supporting documentation.
7.5. Other operating income/expenses
Other operating income (kEUR 334, previous year: kEUR 220) mainly includes agency fees from the Renault ZOE conversion (kEUR 240, previous year: kEUR 0), donations, statutory reimbursements for personnel expenses and government grants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7. Income statement disclosures (continued)
On February 3, 2020, Sono Motors entered into a framework agreement with Renault Deutschland AG (Renault) for electric vehicles (Renault ZOE). According to the agreement, customers, who have made advance payments for the Sion, can enter into a lease agreement with Renault for a Renault ZOE and use their advance payments to partly offset their lease payments. Customers can use advance payments made up to EUR 4,000. According to the framework agreement with Renault, Sono Motors receives a fixed agency fee per lease contract and transfers the advance payment to Renault. Sono Motors recognizes the respective agency fee as operating income and derecognizes the advance payment received in the moment the customer enters into the lease contract with Renault.
Other operating expenses (kEUR 349, previous year: kEUR 0) include solely expenses that relate to a project termination with a supplier. For further information see also note 8.2 Property, plant and equipment.
7.6. Impairment losses on financial assets
Impairment losses on financial assets (kEUR 6, previous year: kEUR 0) primarily relate to bank balances (see note 8.7 Cash and cash equivalents).
7.7. Other interest and similar income
Other interest and similar income (kEUR 2, previous year: −kEUR 0) relates to interest income from VAT taxes.
7.8. Interest and other expenses
Interest and other expenses (kEUR 2,040, previous year: kEUR 702) largely consist of interest expenses related to the compounding effect for advance payments received from customers (kEUR 1,360, previous year kEUR 415, see note 5.7 Advance payments received from customers) and financial liabilities (kEUR 614, previous year: kEUR 287).
7.9. Tax on income and earnings
The below tables display the development of deferred tax assets and liabilities:
	Dec. 31, 2020	Dec. 31, 2019	Jan. 1, 2019
	kEUR	kEUR	kEUR
Deferred tax assets
due to tax loss carryforwards	—	—	—
due to lease liabilities	646	735	—
due to advance payments received from customers	670	221	84
due to other financial assets	1	—	—
due to cash & cash deposits	1	—	—
due to prepaid expenses	134	—	—
Deferred tax assets	1,451	956	84
Deferred tax liabilities
due to leases	639	737	—
due to property, plant and equipment	10	8	18
due to current/noncurrent financial liabilities	112	12	8
Deferred tax liabilities	761	757	26
Non-recognition of deferred tax assets	(690)	(199)	(59)
Recognition of deferred tax assets	761	757	26
Deferred tax assets/liabilities, net	0	0	0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7. Income statement disclosures (continued)
Given the loss history of Sono Motors, deferred tax assets are not recognized on the balance sheet. The amount of deferred tax assets / liabilities as of January 1, 2019, December 31, 2019 and December 31, 2020 is zero.
Of the gross deferred tax assets, kEUR 806 as of December 31, 2020 (December 31, 2019: kEUR 221; January 1, 2019: kEUR 84) are current and of the gross deferred tax liabilities, kEUR 73 as of December 31, 2020 (December 31, 2019: kEUR 0; January 1, 2019: kEUR 0) are current. Current deferred taxes are reported under non-current assets and non-current liabilities.
There are no deferred taxes with regard to Outside Basis Differences as those are permanent differences. The amount of temporary differences on balance sheet positions for which no deferred tax asset has been recognized is displayed in the table below:
	Dec. 31, 2020	Dec. 31, 2019	Jan. 1, 2019
	kEUR	kEUR	kEUR
Lease liabilities	931	464	—
Advance payments received from customers	966	140	175
Other financial assets	2	—	—
Cash & cash deposits	1	—	—
Prepaid expenses	193	—	—
	2,093	604	175
Potential tax benefit at a total tax rate of 32.98%	690	199	58
The amount of unused tax losses for which no deferred tax asset has been recognized is displayed in the table below:
	Dec. 31, 2020	Dec. 31, 2019	Jan. 1, 2019
	kEUR	kEUR	kEUR
Unused tax losses for which no deferred tax asset has been recognized (corporate tax)	51,316	26,288	16,694
Unused tax losses for which no deferred tax asset has been recognized (trade tax)	51,083	26,202	16,689
Potential tax benefit at a total tax rate of 32.98%	16,885	8,656	5,505
Thereof, as of December 31, 2020, KEUR 723 (December 31, 2019: kEUR 36, January 1, 2019: kEUR 10) deferred tax assets on transactions costs would have been recognized directly in equity if deferred tax assets would have been recognized on losses carryforwards.
The following table presents a numerical reconciliation of expected to effective income tax.
	2020	2019
	kEUR	kEUR
Income (loss) before tax for the period	(56,032)	(9,971)
Expected income tax (income (−)/expense (+) at a tax rate of 32.98%	(18,479)	(3,288)
Reconciliation:
Non-tax-deductible expenses	9	(27)
Non-tax-deductible expenses (CSOP)	10,606	—
Changes in unrecognized tax losses	8,254	3,164
Changes in deferred taxes on balance positions	690	199
Tax-deductible transaction costs	(723)	(36)
Other	(357)	(66)
Effective income tax income for the period	0	0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
7. Income statement disclosures (continued)
The non-tax-deductible expenses preliminary relate to provisions for payments in the event of an IPO. For non-tax-deductible expenses in 2019, please refer to note 7.4 General and administrative expenses.
As Sono N.V. is also fully taxable in Munich, Germany, the tax rate in 2019 and 2020 is unchanged.
8. Balance sheet disclosures
8.1. Intangible assets
Historical cost	Website
kEUR
Balance as of Jan. 1, 2019	43
Additions	—
Balance as of Dec. 31, 2019	43
Accumulated amortization
Balance as of Jan. 1, 2019	5
Amortization	11
Balance as of Dec. 31, 2019	16
Carrying Amount as of Jan. 1, 2019	38
Carrying Amount as of Dec. 31, 2019	27
Historical cost	Website
kEUR
Balance as of Jan. 1, 2020	43
Additions	—
Balance as of Dec. 31, 2020	43
Accumulated amortization
Balance as of Jan. 1, 2020	16
Amortization	11
Balance as of Dec. 31, 2020	27
Carrying Amount as of Jan. 1, 2020	27
Carrying Amount as of Dec. 31, 2020	16
The amortization expenses for the acquired intangible assets amounting to kEUR 11 (previous year: kEUR 11) are included in selling and distribution costs.
8.2. Property, plant and equipment
	Equipment / Hardware	Advance payments to technical equipment and machinery	Total
	kEUR	kEUR	kEUR
Acquisition or manufacturing costs Jan. 1, 2019	161	1,331	1,492
Additions	79	983	1,061
Acquisition or manufacturing costs Dec. 31, 2019	239	2,313	2,553
Accumulated depreciation Jan. 1, 2019	33	—	33
Depreciation	50	—	50
Accumulated depreciation Dec. 31, 2019	83	—	83
Carrying Amount Jan. 1, 2019	127	1,331	1,458
Carrying Amount Dec. 31, 2019	156	2,313	2,469

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
8. Balance sheet disclosures (continued)
	Equipment / Hardware	Advance payments to technical equipment and machinery	Total
	kEUR	kEUR	kEUR
Acquisition or manufacturing costs Jan. 1, 2020	239	2,313	2,552
Additions	42	—	42
Deductions	—	348	348
Acquisition or manufacturing costs Dec. 31, 2020	281	1,965	2,246
Accumulated depreciation Jan. 1, 2020	83	—	83
Depreciation	61	—	61
Accumulated depreciation Dec. 31, 2020	144	—	144
Carrying Amount Jan. 1, 2020	156	2,313	2,469
Carrying Amount Dec. 31, 2020	137	1,965	2,102
The depreciation expenses for property, plant and equipment amounting to kEUR 61 (previous year: kEUR 50) are included in research and development (kEUR 28, previous year: kEUR 19), selling and distribution costs (kEUR 15, previous year: kEUR 18) and general and administrative expenses (kEUR 18, previous year: kEUR 13).
The deduction of advance payments to technical equipment and machinery amounting to kEUR 348 relates to cancellations costs due to a termination of a sub-supplier contract.
8.3. Right-of-use assets
Sono Motors leases buildings and warehouses at its headquarters in Munich and three electrical cars including batteries. At the end of the reporting period, the remaining lease terms for the buildings were 7 years and for the cars 3 to 4 years. There were no leased cars at the end of the fiscal year 2018.
The below table presents details on the lease agreements of Sono Motors:
	Buildings	Cars	Total
	kEUR	kEUR	kEUR
Right-of-use assets on January 1, 2020	2,211	24	2,235
Additions to right-of-use assets	—	15	15
Depreciation of right-of-use assets	305	8	313
Right-of-use assets on December 31, 2020	1,906	31	1,937
Interest expense on lease liabilities	35	4	39
Expense relating to short-term leases	—	—	—
Total cash outflow for leases	311	12	323
	Buildings	Cars	Total
	kEUR	kEUR	kEUR
Right-of-use assets on January 1, 2019	—	—	—
Additions to right-of-use assets	2,372	25	2,397
Depreciation of right-of-use assets	161	1	163
Right-of-use assets on December 31, 2019	2,211	24	2,235
Interest expense on lease liabilities	22	1	23
Expense relating to short-term leases	84	—	84
Total cash outflow for leases	271	5	276
The depreciation expenses for right-of-use assets amounting to kEUR 313 (prior year: kEUR 163) are included in research and development (kEUR 144, prior year: kEUR 61), selling and distribution costs (kEUR 77, prior year: kEUR 56) and general and administrative expenses (kEUR 92, prior year: kEUR 46).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
8. Balance sheet disclosures (continued)
There were no lease commitments for short-term leases on December 31, 2020 (December 31, 2019: kEUR 84). At the end of both the reporting period and the prior fiscal year, there were no obligations from sale and lease back transactions and Sono Motors was not exposed to any potential future cash outflows for lease payments that are not reflected in the measurement of lease liabilities.
The below table presents the maturity profiles of future lease payments:
kEUR	< 1 year	1 to 5 years	>5 years
Buildings	311	1,302	421
Cars	12	24	—
Total December 31, 2020	323	1,326	421
kEUR	< 1 year	1 to 5 years	>5 years
Buildings	311	1,279	755
Cars	8	21	—
Total December 31, 2019	319	1,300	755
Sono Group does not act as a lessor or sublessor in any lease agreements.
8.4. Other noncurrent financial assets
Other noncurrent financial assets as of December 31, 2020 (kEUR 41; December 31, 2019: kEUR 28; January 1, 2019: kEUR 11) consist solely of deposits.
8.5. Other current financial assets
The below table displays details included in other current financial assets:
	Dec. 31, 2020	Dec. 31, 2019	Jan. 1, 2019
	kEUR	kEUR	kEUR
PayPal reserve	4,655	—	—
Debtor creditors	539	—	—
Receivables from crowdfunding and deposits	179	341	80
Other	24	1	2
Current trade receivables (affiliated companies)	11	—	—
Allowances	(4)	—	—
Total	5,404	342	82
The PayPal reserve in 2020 relates to the reclassification of the specific reserve imposed by PayPal due to the crowdfunding campaign. Since March 2020, Sono Motors has no access to the PayPal reserve and it is unclear when the reserve will be released by PayPal. As Sono Group expects a repayment within 12 months after the balance sheet date, the PayPal reserve is classified a short-term.
The debtor creditors mainly concern one creditor (kEUR 517), whose invoice was overpaid in 2020 and refunded in January 2021.
8.6. Other current non-financial assets
Other current non-financial assets as of December 31, 2020 (kEUR 579; December 31, 2019 kEUR 193; January 1, 2019: kEUR 620) mainly consist of prepaid expenses (kEUR 256, previous year kEUR 28), of which kEUR 135 relate to directly attributable costs to the planned IPO transaction, and VAT receivables (kEUR 257, previous year: kEUR 165).
8.7.
Cash and cash equivalents

Cash and cash equivalents include the following amounts:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
8. Balance sheet disclosures (continued)
	Dec. 31, 2020	Dec. 31, 2019	Jan. 1, 2019
	kEUR	kEUR	kEUR
Balances on demand	43,266	142	1,154
PayPal accounts including reserves	—	244	231
Money in transit	—	21	130
Allowances	(2)	—	—
Total	43,264	407	1,515
The decrease of the PayPal accounts in 2020 relates to the reclassification of the full PayPal accounts to other current financial assets. In prior years, the PayPal accounts including reserves consisted of the regular rolling reserves (see note 8.5 Other current financial assets).
8.8. Equity
Total equity of Sono Group comprises subscribed capital, capital reserves, other reserves and retained earnings. The subscribed capital amounts to kEUR 6,468 (prior year: kEUR 34) and is divided into 35,803,197 (prior year: 33,588) member shares with a par value of EUR 0.06 (ordinary shares, prior year: EUR 1.00) and EUR 1.50 (high voting shares). Capital reserves include any amounts paid in by the owners that exceed the member shares’ par value. Other reserves include mainly effects from equity-settled stock-option. Retained earnings consist of losses from prior periods.
At the general meeting on November 25, 2020, the owners agreed to a capital increase against contribution in cash in the nominal amount and part of the loan claims (debt-equity swap, see note 8.10.2 Other noncurrent financial liabilities) as contribution in kind at the level of Sono N.V..
For the reorganization of the structure of Sono Motors and Sono N.V. we refer to note 1 General information. In the course of the reorganization, a split of the shares (30,588,000, nominal value ordinary shares of EUR 0.06) and a conversion of high voting shares (3,000,000, nominal value high voting shares of EUR 1.50) has taken place, including an increase in share capital of kEUR 1,835 and kEUR 4,500 as well as an offsetting effect in the capital reserve (kEUR −1,835 and kEUR −4,500).
The capital increase resulting from the debt-equity swap and the issuance of new shares (480,000 and 1,735,197 new shares) as well as the modification of the original liability amounting to kEUR 1,427 and kEUR 38,200 on December 10, 2020 (closing date of issuance of new shares) resulted in an increase in subscribed capital of kEUR 133 and a corresponding increase in capital reserves of kEUR 37,302, net of tax after deducting transaction costs of kEUR 2,192. The Management of Sono N.V. has decided that the transaction costs of kEUR 135, which are directly attributable to the planned IPO in 2021, are deferred in a separate line item and not deducted from equity yet.
For the increase in the capital reserve (kEUR 32,160) due to the new equity-settled employee participation program (Conversion Stock Option Program or CSOP), please see note 5.10 Share-based payment and 10.3 Remuneration based on shares (share-based payment).
Under Dutch law Sono Group authorized shared capital is the maximum capital that can be issued without amending the articles of association. As of December 31, 2020 the authorized shared capital amounts to kEUR 25,200 divided into 320,000 common shares and 4,000,000 high voting shares. The high voting shares carry the same economic rights entitlements as the common shares and only carry different voting rights.
For the settlement agreement please see note 8.10.2 Other noncurrent financial liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
8. Balance sheet disclosures (continued)
8.9. Advance payments received from customers
The below table shows the noncurrent advance payments received from customers:
	Dec. 31, 2020	Dec. 31, 2019	Jan. 1, 2019
	kEUR	kEUR	kEUR
Advance payments received from customers	38,972	11,164	9,949
	38,972	11,164	9,949
Depending on the general terms in some cases cancellation by the customer is possible in less than 12 months, Sono Group expects to recognize revenue with start of production in the first half of 2023.
The table below shows the development of the advance payments received from customers:
	Balance as of Jan. 1, 2020	Additions	Repayment	Compounding effect	Balance as of Dec. 31, 2020
	KEUR	kEUR	kEUR	kEUR	kEUR
Advance payments received from customers	11,164	30,565	(4,116)	1,360	38,972
	11,164	30,565	(4,116)	1,360	38,972
	Balance as of Jan. 1, 2019	Additions	Repayment	Compounding effect	Balance as of Dec. 31, 2019
	KEUR	kEUR	kEUR	kEUR	kEUR
Advance payments received from customers	9,949	1,205	(406)	415	11,164
	9,949	1,205	(406)	415	11,164
8.10. Financial liabilities
8.10.1. Financial liabilities overview
The below table shows the development of loans and participation rights:
Nominal amounts	Loan 1	Loan 2	Loan 3*	Subordinated loans (crowdfunding)	Mandatory convertible Notes	Participation rights	Total
	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR
Jan. 1, 2019	—	—	—	1,616	—	445	2,061
Addition	—	285	2,500	313	—	938	4,035
Accrued interest	—	10	90	38	—	—	139
Repayment	—	—	—	—	—	—	—
Dec. 31, 2019	—	295	2,590	1,967	—	1,383	6,235
Addition	1,225	—	—	2,795	6,800	—	10,820
Accrued interest	46	12	277	101	—	—	435
Repayment	—	(107)	(1,219)	(1,731)	—	—	(3,058)
Conversion to equity	—	—	(1,648)	—	—	—	(1,648)
Dec. 31, 2020	1,271	200	—	3,131	6,800	1,383	12,784

*
Shareholder transaction

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
8. Balance sheet disclosures (continued)
Carrying amounts	Loan 1	Loan 2	Loan 3*	Subordinated loans (crowdfunding)	Mandatory convertible Notes	Participation rights	Total
	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR
Jan. 1, 2019	—	—	—	1,638	—	429	2,067
Initial recognition	—	285	2,500	306	—	900	3,991
Subsequent measurement	—	10	83	82	—	16	192
Derecognition	—	—	—	—	—	—	—
Dec. 31, 2019	—	295	2,583	2,026	—	1,346	6,250
Initial recognition	1,225	—	—	2,714	6,800	—	10,739
Subsequent measurement	46	12	284	53	59	28	482
Derecognition	—	(107)	(1,219)	(1,731)	—	—	(3,058)
Conversion to equity	—	—	(1,648)	—	—	—	(1,648)
Dec. 31, 2020	1,271	200	—	3,062	6,859	1,373	12,766

*
Shareholder transaction

As of December 31, 2020, the remaining outstanding amount of the settlement agreement (kEUR 200) is presented in trade and other payables (see note 8.11 Trade and other payables).
Loan 1
Loan 1 consists of nine individual loans with a total nominal value of kEUR 1,225, and interest rate of 4% p.a. and a maturity in December 2023.
Loan 2
Loan 2 includes two loans with a nominal value of kEUR 185 and kEUR 100, respectively, and an annual interest rate of 4% p.a. each. These loans were repayable including interest at maturity in December 2020. The loan with the nominal amount of kEUR 185 had not been repaid as of the balance sheet date but was paid back on January 5, 2021.
Loan 3
Loan 3 included a loan with a contractual two-year term with an interest rate of 12% p.a. and a total nominal value of kEUR 2,500. Following a settlement agreement in November 2020, part of the loan was paid back to the capital providers, while the remaining amount was converted into ordinary shares of Sono N.V. for an additional cash payment of kEUR 29. In addition, Sono N.V. agreed to pay one of the capital providers a total amount of kEUR 250 in five equal monthly installments starting in December 2020 and one lump sum payment of kEUR 250 after a successful IPO of Sono N.V. This modification of the original liability resulted in derecognition of the unpaid liability and a recognition of a new liability for the five installments. The effect of the modification was recorded in equity as it resulted from the relationship with a shareholder. The total amount recognized in equity due to the settlement agreement was kEUR 1,427.
Sono Motors has pledged non-financial items (patents) as securities for this long-term loan with a total face value of kEUR 2,500. The underlying security agreement was cancelled as part of a settlement agreement of November 25, 2020 due to the redemption of the loan in 2020 ((partial) repayment of the loan and (partial) contribution in kind of the loan in connection with a capital increase at Sono Group N.V.).
Subordinated loans (crowdfunding)
The crowdfunding loans consist of several crowdfunding loans with interest rates of 6% p.a. and different terms, varying between less than one year and up to 4 years. Issuing period ended in December 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
8. Balance sheet disclosures (continued)
Mandatory convertible loans
The convertible notes amounting to kEUR 6,859 (nominal value kEUR 6,800) are considered current financial liabilities due to the management’s expectation that any event leading either to conversion or redemption in 2021 is considered to be more likely than the repayment at maturity.
Participation rights
Between October 2018 and November 2019, Sono Motors issued participation rights with a total face value of kEUR 1,383 that bear a fixed interest rate of 3.5% p.a., plus a one-time bonus payment at maturity of 0.52% p.a. of the face value for each 1,000 cars reserved by potential customers between October 18, 2018 and December 31, 2019. More than 2,000 reservations were made during that period; the carrying amount of the liability has been adjusted accordingly to include the one-time bonus payment.
8.10.2. Other noncurrent financial liabilities
The below table displays details on items included in other noncurrent financial liabilities:
	Dec. 31, 2020	Dec. 31, 2019	Jan. 1, 2019
	kEUR	kEUR	kEUR
Loans and participation rights	3,665	4,235	2,035
Lease liabilities	1,669	1,947	—
	5,335	6,182	2,035
For further details regarding the conditions of the other noncurrent financial liabilities, we refer to note 8.10.1 Financial liabilities overview.
8.10.3. Current financial liabilities
The below table displays details on items included in current financial liabilities:
	Dec. 31, 2020	Dec. 31, 2019	Jan. 1, 2019
	kEUR	kEUR	kEUR
Current other financial liabilities
Loans and participation rights	2,240	2,015	32
Convertible notes	6,859	—	—
Lease liabilities	289	281	—
	9,388	2,296	32
For further details regarding the conditions of the other financial liabilities, we refer to note 8.10.1 Financial liabilities overview.
8.11. Trade and other payables
The below table displays details on items included in trade and other payables:
	Dec. 31, 2020	Dec. 31, 2019	Jan. 1, 2019
	kEUR	kEUR	kEUR
Trade payables	2,642	3,644	5,080
Other payables	232	59	17
	2,874	3,703	5,097
The current trade payables refer to purchased goods. The other current liabilities mainly refer to a settlement agreement (kEUR 200), we refer to note 8.10.2 Other noncurrent financial liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
8. Balance sheet disclosures (continued)
8.12. Current other liabilities
The below table displays details on items included in other current liabilities:
	Dec. 31, 2020	Dec. 31, 2019	Jan. 1, 2019
	kEUR	kEUR	kEUR
Accruals and deferrals	1,463	100	—
Current employee benefit liabilities (incl. social security)	—	113	106
Employee tax liabilities (wage and church tax)	146	75	74
Tax liabilities (VAT taxes and interest)	80	—	—
	1,689	288	179
Accruals and deferrals as of December 31, 2020 contain preliminary accrued expenses for bonus payments to employees (kEUR 832), vacation payments to employees (kEUR 290) and pending invoices (kEUR 282).
8.13.
Provisions

The table below presents information on the movements and carrying amounts of provisions over the course of the reporting period.
	Balance as of Jan. 1, 2020	Usage	Reversals	Additions	Balance as of Dec. 31, 2020
	kEUR	kEUR	kEUR	kEUR	kEUR
Personnel costs	584	(584)	—	—	—
Financial statements	52	(46)	0	105	111
	636	(630)	0	105	111
9. Disclosure of financial instruments and risk management
9.1. Type and management of financial risks
9.1.1. General information
Sono Group is exposed to certain financial risks with respect to its financial assets and liabilities and the transactions associated with its business model. These risks generally relate to credit risks, liquidity risks and market risks (especially interest rate risk).
The aim of risk management is to limit the potential negative impact on expected cash flows and take advantage of any opportunities that arise.
9.1.2. Credit risk
Credit risk is managed by Sono Motors finance department. Credit risk arises from cash and cash equivalents and other financial assets. To limit credit risk, cash deposits and investments are placed only with reputable financial institutions, based on a qualitative assessment by Sono Motors finance department under consideration of the creditworthiness of the financial institutions as well as ecological aspects. Consequently, the risk of default is considered to be low.
For fiscal year 2020 and previous year, there were no significant increases in credit risks for financial assets (no transfer from Stage 1 to Stage 2). Therefore, the loss allowance for all financial assets is measured at an amount equal to 12-month ECL (Stage 1). 12-month ECL is determined using external default ratings as well as external recovery rates.
Exposure to credit risk results from other current and noncurrent financial assets and cash & cash equivalents. The loss allowance for these financial assets as at 31 December reconciles to the opening loss allowance as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
9. Disclosure of financial instruments and risk management (continued)
Total
kEUR
Opening loss allowance as at January 1, 2019	—
Increase in the allowance recognized in profit or loss during the period	—
Closing loss allowance as at December 31, 2019	—
Opening loss allowance as at January 1, 2020	—
Increase in the allowance recognized in profit or loss during the period	6
Closing loss allowance as at December 31, 2020	6
Changes in the gross carrying amount of financial assets contributed kEUR 6 to changes in the loss allowance.
The table below displays the gross carrying amount of Sono Motors’ financial assets by credit risk rating grades.
	Credit risk rating grade	Gross carrying amount (12m ECL)
		kEUR
January 1, 2019	Risk class 1	1,608
December 31, 2019	Risk class 1	777
December 31, 2020	Risk class 1	48,709
9.1.3. Liquidity risk
Liquidity risk is the risk that Sono Group will encounter difficulty in meeting its obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Sono Group mainly relies on financing from shareholders and private investors and participation rights. Thus, lack of external financial support and any reclaims of the advance payments received from customers could expose Sono Motors to a risk of going concern. External financial support is highly dependent on further progress in the development of Sono Motors’ core product and successful communication to potential external investors. Reclaims of the advance payments received from customers are possible because, according to the applicable terms and conditions, customers can choose between reclaiming their advance payment or purchasing the vehicle at the time Sono Motors offers a purchase contract for the vehicle. Based on the specific terms of the agreement between Sono Motors and the customer, some customers may also reclaim their advance payments earlier.
As of the reporting date, Management concludes that Sono Group’s liquidity risk is high. Despite successful current crowdfunding campaigns and issuance of convertible notes, there are material uncertainties related to events or conditions regarding Sono Motors’ future financing that cast significant doubt upon the Group’s ability to continue as a going concern (see note 5.11.1 Going concern for further details). Therefore, Sono Motors’ liquidity management focuses on the availability of cash and cash equivalents for operational activities and further investments by means of timely and thorough budget planning and appropriate reactions to expected cash restrictions.
Sono Motors has established an appropriate approach to managing short-, medium- and long-term financing and liquidity requirements. It manages liquidity risks by holding appropriate reserves, as well as by monitoring forecasted and actual cash flows. To monitor the availability of liquidity, cash flow forecasts are developed on a regular basis. Based on these cash flow forecasts, a run rate, which displays the period Sono Motors is able to carry on its current operations without additional financing, is determined. As a safeguard for legal risks associated with liquidity issues, external legal advice is sought in order to comply with German insolvency laws.
The table below summarizes the maturity profile of Sono Group’s financial liabilities based on contractual undiscounted payments:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
9. Disclosure of financial instruments and risk management (continued)
	Carrying amount	< 1 year	1 to 5 years	>5 years
	kEUR	kEUR	kEUR	kEUR
Trade and other payables	2,874	2,874	—	—
Loans and participation rights	5,905	2,489	4,260	—
Convertible notes	6,859	9,286	—	—
Lease liabilities	1,958	323	1,326	421
Total December 31, 2020	17,596	14,972	5,586	421
	Carrying amount	< 1 year	1 to 5 years	>5 years
	kEUR	kEUR	kEUR	kEUR
Trade and other payables	3,703	3,703	—	—
Loans and participation rights	6,250	2,217	4,914	—
Lease liabilities	2,228	319	1,300	755
Total December 31, 2019	12,181	6,239	6,214	755
	Carrying amount	< 1 year	1 to 5 years	>5 years
	kEUR	kEUR	kEUR	kEUR
Trade and other payables	5,097	5,097	—	—
Loans and participation rights	2,067	146	2,207	—
Lease liabilities	—	—	—	—
Total January 1, 2019	7,164	5,243	2,207	—
9.1.4. Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Sono Group’s exposure to the risk of changes in market interest rates relates primarily to cash and cash equivalents, as financial liabilities bear no or fixed interest rates. Due to persistent low-interest-rates, Sono Group is exposed to the risk of being charged negative interest rates on its bank deposits at a fixed interest rate.
9.2. Capital management
For the purpose of Sono Group’s capital management, capital includes share capital and all other equity reserves attributable to equity holders. The total amount of capital in the reporting year was kEUR −5,026 (December 31, 2019: kEUR −18,568, January 1, 2019: kEUR −13,786). The primary objective of Sono Group’s capital management is to maximize the shareholder value through investment in its development activities.
Based on the current stage of the business cycle of Sono Motors’ products, the electric vehicle Sion, the Sono Digital App and Sono Solar, Sono relies almost exclusively on external financing until the start of production.
According to Sec. 30 GmbHG, Sono Motors may not distribute capital if such distribution affects the maintenance of Sono Motors’ subscribed capital. Other than that, Sono Motors is not subject to externally imposed capital requirements.
For information on the capital raised in 2020, please refer to Note 8.10.2 Other noncurrent financial liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
9. Disclosure of financial instruments and risk management (continued)
9.3. Additional information on financial instruments
9.3.1. Offsetting of financial assets and liabilities
Sono Motors neither applies offsetting in the balance sheet nor has any instruments that are subject to a legally enforceable master netting arrangement or a similar agreement.
9.3.2. Carrying amounts and fair values
The table below displays information on fair value measurements, carrying amounts and categorization of financial instruments of Sono Group.
kEUR	December 31, 2020
	carrying amount	category (IFRS 9)	fair value	fair value level
Noncurrent financial assets
Other financial assets
Deposits	41	AC	42	2
Current financial assets
Other financial assets
PayPal accounts including reserves	4,655	AC	n/a*	n/a
Debtor creditors	539	AC	n/a*	n/a
Receivables from crowdfunding and deposits	179	AC	n/a*	n/a
Other	31	AC	n/a*	n/a
Cash and cash equivalents	43,264	AC	n/a*	n/a
Noncurrent financial liabilities
Financial liabilities
Loans and participation rights	3,665	FLAC	3,308	3
Lease liabilities	1,669	—	—	—
Current financial liabilities
Financial liabilities
Loans and participation rights	2,240	FLAC	n/a*	n/a
Lease liabilities	289	—	—	—
Convertible notes	6,859	FVTPL	6,859	3
Trade and other payables	2,874	FLAC	n/a*	n/a

*
The carrying amount approximately equals the fair value, thus no separate fair value disclosure is needed according to IFRS 7.29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
9. Disclosure of financial instruments and risk management (continued)
kEUR	December 31, 2019
	carrying amount	category (IFRS 9)	fair value	fair value level
Noncurrent financial assets
Other financial assets
Deposits	28	AC	28	2
Current financial assets
Other financial assets
Receivables from crowdfunding and deposits	341	AC	n/a*	n/a
Other	1	AC	n/a*	n/a
Cash and cash equivalents	407	AC	n/a*	n/a
Noncurrent financial liabilities
Financial liabilities
Loans and participation rights	4,235	FLAC	3,895	3
Lease liabilities	1,947	—	—	—
Current financial liabilities
Financial liabilities
Loans and participation rights	2,015	FLAC	n/a*	n/a
Lease liabilities	281	—	—	—
Trade and other payables	3,703	FLAC	n/a*	n/a

*
The carrying amount approximately equals the fair value, thus no separate fair value disclosure is needed according to IFRS 7.29

kEUR	January 1, 2019
	carrying amount	category (IFRS 9)	fair value	fair value level
Noncurrent financial assets
Other financial assets
Deposits	11	AC	11	2
Current financial assets
Other financial assets
Receivables from crowdfunding and deposits	80	AC	n/a*	n/a
Other	2	AC	n/a*	n/a
Cash and cash equivalents	1,515	AC	n/a*	n/a
Noncurrent financial liabilities
Financial liabilities
Loans and participation rights	2,035	FLAC	1,729	3
Current financial liabilities
Financial liabilities
Loans and participation rights	32	FLAC	n/a*	n/a
Trade and other payables	5,097	FLAC	n/a*	n/a

*
The carrying amount approximately equals the fair value, thus no separate fair value disclosure is needed according to IFRS 7.29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
9. Disclosure of financial instruments and risk management (continued)
The carrying amounts of each of the categories listed above as defined according to IFRS 9 as of the reporting dates were as follows:
	Dec. 31, 2020	Dec. 31, 2019	Jan. 1, 2019
	kEUR	kEUR	kEUR
Financial assets measured at amortized cost (AC)	48,709	777	1,608
Financial liabilities measured at amortized cost (FLAC)	8,779	9,953	7,164
Financial liabilities measured at fair value through profit or loss (FVTPL)	6,859	—	—
All financial assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized with the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
•
Level 1—Inputs use quoted prices in active markets for identical assets or liabilities

•
Level 2—Inputs are inputs, other than quoted prices included in Level 1, which are directly or indirectly observable

•
Level 3—Inputs are unobservable and have values estimated by management based on market participant assumptions which are reasonably available

Due to their short nature, the carrying amounts of the cash and cash equivalents and other current financial assets and liabilities approximate their fair value. The fair value of noncurrent financial assets and liabilities is determined by applying the discounted cash flow method (valuation technique). In doing so, future cash flows resulting from the financial asset or liability are discounted using an interest rate derived from an estimated credit rating. In case of noncurrent financial assets, the counterparties are reputable financial institutions, thus credit risk has no significant influence on fair value, which leads to level 2.
At the end of fiscal year 2020, Management has determined that the fair values of noncurrent financial liabilities at amortized cost are level 3 as the credit rating is a non-observable input factor with significant influence on the fair value.
Differences may arise between the fair value at initial recognition (which, in accordance with IFRS 13 and IFRS 9, is generally the transaction price) and the amount determined at initial recognition using the valuation technique.
At the end of fiscal year 2020, Management has determined that the fair values of noncurrent financial liabilities at fair value through profit or loss, which consists solely of mandatory convertible notes, are level 3 as the assumptions for future payouts are a non-observable input factors with significant influence on the fair value.
The finance department of Sono Group performs valuations including level 3 fair values. Discussions of valuation processes and results are held between the CFO and the valuation team as well as external consultants.
The main level 3 inputs used by the group are derived and evaluated as follows:
•
Discount rates for financial liabilities reflect current market assessments of the time value of money and the risk specific to the liabilities.

•
Expected cash outflows are estimated based on contractual terms and the management’s knowledge of probabilities of possible contractual payouts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
9. Disclosure of financial instruments and risk management (continued)
The following table summarizes the quantitative information about significant unobservable inputs used in level 3 fair value measurement:
	Fair value at				Range of inputs (most likely outcome)	Relationship of unobservable inputs to fair value
Description	Dec. 31, 2020	Dec. 31, 2019	Jan. 1, 2019	Unobservable input	Dec. 31, 2020
	kEUR	kEUR	kEUR
Mandatory convertible notes	6,859	—	—	Probability of an ‘exit event’ in the second quarter of 2021	50% – 100% (75%)	An increase of the probability to 100% would increase FV by kEUR 2,170. A decrease of the probability to 50% would decrease FV by kEUR −2,170.
The following table presents the changes in level 3 items for the period ended December 31, 2020, December 31, 2019 and January 1, 2019:
	Dec. 31, 2020	Dec. 31, 2019	Jan. 1, 2019
	kEUR	kEUR	kEUR
Balance at beginning of year	—	—	—
New transactions	6,800	—	—
Amount presented in other comprehensive income	21
Amount presented in profit or loss (interest and other expenses)	38	—	—
Balance at end of year	6,859	—	—
For the financial liability designated as at fair value through profit or loss in accordance with IFRS 9.4.3.5, the cumulative change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is kEUR −21.
For the financial liability designated as at fair value through profit or loss in accordance with IFRS 9.4.3.5., the difference between the financial liability’s carrying amount and the amount Sono Group would be contractually required to pay at maturity is kEUR 1,662.
9.3.3. Income and expenses
Total interest income and total interest expense are calculated by applying the EIR to the gross carrying amount of financial assets and liabilities measured at amortized cost. Total interest income and expenses were as follows:
	2020	2019
	kEUR	kEUR
Total interest expense for financial assets at amortized cost	43	1
Total interest expense for financial liabilities at amortized cost	560	287
The table below shows the net gains or losses of financial instruments by measurement categories:
	2020	2019
	kEUR	kEUR
Net loss for financial assets at amortized cost	49	1
Net loss for financial liabilities at amortized cost	560	287
Net loss for financial liabilities at fair value through profit or loss	59	—
Net losses for financial assets at amortized cost include changes in the loss allowance as well as losses from interest expenses. Net losses for financial liabilities at amortized cost include losses from interest expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
9. Disclosure of financial instruments and risk management (continued)
Net losses for financial liabilities at fair value through profit or loss include changes in the fair value measurement of convertible notes. There were no financial instruments categorized at fair value through profit or loss 2019 and therefore there are no net gains or losses for 2019.
10. Other disclosures
10.1. Defined contribution plans
Sono Motors make payments under defined contributions plans, related to government-run pension plans. In the financial year 2020, the total expense recognized amounted to kEUR 491 (prior year: kEUR 329).
10.2. Government grants
In fiscal year 2020, other operating income includes an amount of kEUR 68 (previous year: kEUR 15) related to a grant, which Sono Motors received from the European Union to promote the development of open-source hardware as part of the “OPEN_NEXT” project. There are no unfulfilled conditions or other contingencies attaching to these grants. Sono Motors did not benefit from any other forms of government assistance.
The grant amounts to kEUR 134 and was received by Sono Motors in two installments paid out in 2019 and 2020, each payment amounting to kEUR 67. The grant has the purpose to reimburse Sono Motors for direct personnel costs, direct costs of subcontracting, other direct costs and indirect costs in relation to the development of open-source hardware in form of company-community collaborations. The payments are deferred and recognized in profit and loss over a period of 18 months each to match them with the costs that they are intended to compensate.
10.3. Remuneration based on shares (share-based payment)
In the first half of 2018, the management of Sono Motors has set up two similar employee participation programs for staff members and selected managers of Sono Motors. The employee participation programs are based on virtual shares. The virtual share of each employee is determined based on a point system (staff members) respectively a percentage defined in the employment contract (manager). The program provides remuneration in form of the right to participate in Sono Motors’ exit proceeds. The remuneration for managers is subject to the fulfillment of specific vesting conditions. In both programs, which have no time limit regarding the ‘exit-event’, the right to receive a remuneration based on the exit proceeds is achieved if 95% of the shares of Sono Motors are sold and transferred to a new owner or all material assets of Sono Motors (especially patents) are sold to a third party. Both employee participation programs are accounted for as cash-settled share-based transactions. However, no expense and liability has been recognized because an ‘exit-event’ and consequently a payment was not probable as of December 31, 2019.
Modification of share-based payment arrangements
In December 2020, Management has offered all participants of the existing employee participation program as well as five additional staff members (one active and four former staff members) the opportunity to transfer respectively join into a new employee participation program (Conversion Stock Option Program or CSOP), which is equity-settled. Therefore, all participants have been asked to leave the current employee participation program by signing a cancellation agreement and to join the new program in due time. As of December 31, 2020, 88 employees, including all management-level employees, have signed the CSOP. All participants of the employee participants program for managers have been transferred to the CSOP by December 31, 2020. Consequently, the employee participants program for managers is obsolete as of December 31, 2020.
The table below shows the current status as of December 31, 2020:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
10. Other disclosures (continued)
	Cash-settled program	Equity-settled program
Staff members	1	85
Managers	—	3
	1	88
At the time of issuance of these consolidated financial statements, Sono Group is pursuing an IPO or merger with a special purpose acquisition company. Management has determined that either transaction would constitute an ‘exit-event’ according to the CSOP.
No expense and liability have been recognized for the one participant remaining in the cash-settled program because management does not consider the pursued IPO an ‘exit-event’ in accordance with the old employee participation program and consequently does not consider a payment to the remaining participant probable as of December 31, 2020.
For all staff members as well as one manager in the CSOP, all granted share options are fully vested as of December 31, 2020. They become exercisable one year after an ‘exit-event’. All unexercised share options expire four years after an ‘exit-event’.
Two managers in the CSOP have a vesting period of 36 months (service condition) for their granted share options, beginning at a contractually set date. If the employment of the managers with Sono Motors GmbH, Munich/Germany, ends during the vesting period, a pro rata exercisability of the share options might be granted, depending on contractually agreed good or bad leaver scenarios. After the vesting period all granted share options become exercisable. Other than that, there are no vesting conditions.
Sono N.V. initially measures the fair value of the received services by reference to the fair value of the equity instruments (share options) granted and the number of share options contractually agreed on with each participant. Sono N.V. recognizes the fair value of the services as expenses and a corresponding increase in equity when the services are received. If Sono N.V. and the participant did not agree on service conditions (86 participants) and the participant is unconditionally entitled to the share options, Sono N.V. presumes, that the services have been received on grant date and recognizes the services received in full, with a corresponding increase in equity. If Sono N.V. and the participant did agree on service conditions (two participants), Sono N.V. accounts for the services as they are rendered by the participant during the vesting period., with a corresponding increase in equity.
The following table illustrates the volume of the program, the weighted average fair value at grant date as well as the total expense of the period and the corresponding increase in equity:
December 31, 2020	Equity-settled
Number of options granted	1,805,100
Weighted average fair value at grant date (EUR)	19.26
Expense of the period (EUR)	32,159,781.40
Increase in equity (EUR)	32,159,781.40
The following table illustrates the number of, and movements in, share options during the year:
2020	Share options
January 1, 2020	0
Granted	1,805,100
Forfeited	0
December 31, 2020	1,805,100
The exercise price of all share options will be EUR 0.06.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
10. Other disclosures (continued)
The fair value of the share options for the equity-settled share-based transactions is measured using Black-Scholes Model and the following inputs:
Input factor
Weighted average share price (EUR)	22.01
Exercise price (EUR)	0.06
Expected volatility	75%
Option life (yrs.)	1.29
Expected dividends (EUR)	0.00
Risk-free interest rate	(0.73)%
Lack of marketability discount	14.39%
The expected life of the share options is based on current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility was based on an evaluation of historical volatilities of comparable listed peer group companies. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.
As of December 31, 2020, the full fair value for the participants, who did not agree on service conditions (86 participants) for the new Conversion Stock Option Program, was recognized as a personnel expense as the program for these participants is fully vested. For the participants, who did agree on service conditions (two participants), Sono N.V. recognized the proportionate fair value as a personnel expense as the program for these participants is not yet fully vested.
10.4. Earnings per share
Basic earnings per share is calculated by dividing earnings attributable to Sono N.V. shareholders by the weighted average number of ordinary and high voting shares outstanding during the reporting period. Since the IPO is planed only for 2021 the shared-based payment program has no effect on the calculation of diluted earnings per share. The high voting shares entitle the shareholders to additional voting rights, but not to higher dividend rights.
Basic earnings per share
	2020	2019
	EUR	EUR
From continuing operations attributable to the ordinary equity holders of the company	(1.66)	(0.30)
	(1.66)	(0.30)
Due to the consideration of the share split (increase in weighted average shares from 33,252 to 33,251,883) and the change in accounting policies for advance payments from customers (increase of loss for the period from kEUR 9,556 to kEUR 9,971), the basic earnings per share 2019 have increased from EUR −284.50 to EUR −0.30.
10.5. Related parties
Sono Group defines a related party as a person or a close member of that person’s family if that person:
•
has control or joint control of Sono Motors,

•
has significant influence over Sono Motors or

•
is a member of key management personnel of Sono Motors.

Close family members are:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
10. Other disclosures (continued)
•
the person’s children and spouse or partner,

•
children of the person’s spouse or partner and

•
dependents of the person’s spouse or partner.

Sono N.V. defines a related party as an entity if any of the following conditions applies:
•
the entity and Sono N.V. are members of the same group,

•
Sono N.V. is a joint venture or associate of the entity or the entity is a joint venture or associate of Sono N.V.,

•
Sono N.V. and the entity are joint ventures of the same third party,

•
Sono N.V. is joint venture of a third party and the entity is an associate of the same third party and vice versa,

•
the entity is a post-employment benefit plan for the benefit of Sono N.V.’s employees or the benefit of employees of a Sono N.V. related entity,

•
the entity is controlled or jointly controlled by a Sono N.V. related person.

Sono N.V. is not controlled by any other entity, but controls Sono Motors GmbH as of December 31, 2020.
The below table displays the compensation of key management personnel:
	2020	2019
	kEUR	kEUR
Short-term employee benefits	558	589
Share-based payments*	5,829	—
Total compensation	6,387	589

*
thereof kEUR 2,577 for key management personnel leaving in 2019

Some of the key management personnel do participate in the employee participation program. For details on this program, please refer to note 5.10 Share-based payment and 10.3 Remuneration based on shares (share-based payment).
The table below displays loans and advance payments received from key management personnel and other related parties:
	2020	2019
	kEUR	kEUR
Loans from key management personnel (subordinated crowdfunding loan II)	2	—
Loans from other related parties	199	191
	201	191
Advance payments received from key management personnel*	52	—
Total	253	191

*
for which 9 Sono points have been granted

For the terms and conditions of the subordinated crowdfunding loan II, we refer to note 8.10.2 Other noncurrent financial liabilities.
The main shareholders of Sono N.V. have significant influence over Sono Motors Investment UG, Munich. Therefore, Sono Motors Investment UG is considered a related party. Sono Motors has received a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
10. Other disclosures (continued)
loan amounting to kEUR 185 from Sono Motors Investment UG in 2019. The loan is due December 31, 2020, interest-paying at arm’s length (4% p.a.) and unsecured. As of December 31, 2020, the loan had not been repaid as of the balance sheet date. Instead, it was paid back on January 5, 2021.
10.6. Cash flow statement
The statement of cash flows presents information on the cash flow from operating, financing and investing activities. In fiscal year 2020 and prior year, non-cash financing and investing activities include the acquisition of right-of-use assets (see note 8.3 Right-of-use assets). The table below presents a reconciliation of liabilities arising from financing activities.
	Jan. 1, 2019	Cash flows	Non-cash changes				Dec. 31, 2019
			EIR method	Additions	Other	Reclassif.
	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR
Noncurrent financial liabilities
Loans and participation rights	2,035	3,710	192	—	281	(1,983)	4,235
Lease liabilities	—	(92)	—	2,320	—	(281)	1,947
Current financial liabilities
Loans and participation rights	32	—	—	—	—	1,983	2,015
Lease liabilities	—	—	—	—	—	281	281
	2,067	3,618	192	2,320	281	—	8,478
	Jan. 1, 2020	Cash flows	Non-cash changes				Dec. 31, 2020
			EIR method	Additions	Other	Reclassif.
	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR
Noncurrent financial liabilities
Loans and participation rights	4,235	8,330	482	(650)	(1,648)	(7,084)	3,666
Lease liabilities	1,947	—	—	12	—	(290)	1,669
Current financial liabilities
Loans and participation rights	2,015	—	—	—	—	7,084	9,099
Lease liabilities	281	(282)	—	—	—	290	289
	8,478	8,049	482	(638)	(1,648)	—	14,723
In fiscal year 2020 other non-cash changes include a debt to equity swap (kEUR -1,648) in connection with a settlement agreement with a capital provider. For further details, we refer to note 8.10.1 Financial liabilities overview.
10.7. Subsequent events
IPO
Sono N.V. is currently in preparation of listing on a US stock exchange (“IPO”) as part of an initial public offering (IPO) and thus, generating additional capital. For further details regarding the legal reorganization in this context, we refer to note 1 General information.
11. First time adoption of IFRS
The date of transition to IFRS is January 1, 2019.
The application of IFRS 1 requires that Sono Group adopts accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS statements. IFRS 1 allows first-time adopters certain exemptions from the full retrospective application of the requirements under IFRS. All relevant mandatory exceptions have been applied in full. Sono Group has applied the following exemption:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
11. First time adoption of IFRS (continued)
Leases (IFRS 1 D9D (b)): No right-of-use assets and lease liabilities were recognized for leases with a remaining lease term of less than twelve months as at the date of transition to IFRS and instead, they are accounted for as if they were short-term leases. Therefore, the amount recognized for the right- of-use assets and lease liabilities as of January 1, 2019 is zero.
The transition from German Commercial Code (hereafter, “HGB”) to IFRS resulted in accounting policies that affected the financial position and financial performance as follows.
The below table reconciles Sono Group’s equity in accordance with HGB to its equity in accordance with IFRS as of the date of transition.
	HGB Jan. 1, 2019	Adjustments							IFRS Jan. 1, 2019
		Equipment	Leases	Advance payments	Loans and participation rights	Capital transaction	Reclassifications	Total
	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR
ASSETS
Noncurrent assets
Intangible assets	38	—	—	—	—	—	—	—	38
Property, plant and equipment	1,404	54	—	—	—	—	—	54	1,458
Right-of-use assets	—	—	—	—	—	—	—	—	—
Other financial assets	11	—	—	—	—	—	—	—	11
	1,453	54	—	—	—	—	—	54	1,507
Current assets
Other financial assets	82	—	—	—	—	—	—	—	82
Other non-financial assets	620	—	—	—	—	—	—	—	620
Cash and cash equivalents	1,515	—	—	—	—	—	—	—	1,515
	2,217	—	—	—	—	—	—	—	2,217
Total assets	3,670	54	—	—	—	—	—	54	3,724
EQUITY AND LIABILITIES
Equity
Subscribed capital	32	—	—	—	—	—	—	—	32
Capital reserve	3,332	—	—	—	—	(30)	—	(30)	3,302
Accumulated deficit	(16,974)	54	—	(256)	26	30	—	(146)	(17,120)
	(13,610)	54	—	(256)	26	—	—	(176)	(13,786)
Noncurrent liabilities
Advance payments received from customers	9,693	—	—	256	—	—	—	256	9,949
Financial liabilities	2,093	—	—	—	(26)	—	(32)	(58)	2,035
	11,786	—	—	256	(26)	—	(32)	198	11,984
Current liabilities
Financial liabilities	—	—	—	—	—	—	32	32	32
Trade and other payables	5,097	—	—	—	—	—	—	—	5,097
Other liabilities	73	—	—	—	—	—	106	106	179
Provisions	324	—	—	—	—	—	(106)	(106)	218
	5,494	—	—	—	—	—	32	32	5,526
Total equity and liabilities	3,670	54	—	—	—	—	—	54	3,724

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
11. First time adoption of IFRS (continued)
	HGB Dec. 31, 2019	Adjustments								IFRS Dec. 31, 2019
		Opening Balance Adj.	Equipment	Leases	Advance payments	Loans and participation rights	Capital transaction	Reclassifications	Total
	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR
ASSETS
Noncurrent assets
Intangible assets	27	—	—	—	—	—	—	—	—	27
Property, plant and equipment	2,446	54	(3)	(28)	—	—	—	—	23	2,469
Right-of-use assets	—	—	—	2,235	—	—	—	—	2,235	2,235
Other financial assets	28	—	—	—	—	—	—	—	—	28
	2,501	54	(3)	2,207	—	—	—	—	2,258	4,759
Current assets
Other financial assets	342	—	—	—	—	—	—	—	—	342
Other non-financial assets	193	—	—	—	—	—	—	—	—	193
Cash and cash equivalents	407	—	—	—	—	—	—	—	—	407
	942	—	—	—	—	—	—	—	—	942
Total assets	3,443	54	(3)	2,207	—	—	—	—	2,258	5,701
EQUITY AND LIABILITIES
Equity
Subscribed capital	34	—	—	—	—	—	—	—	—	34
Capital reserve	8,628	(30)	—	—	—	—	(109)	—	(139)	8,489
Retained earnings	(26,651)	(146)	(3)	(21)	(415)	36	109	—	(440)	(27,091)
	(17,989)	(176)	(3)	(21)	(415)	36	—	—	(579)	(18,568)
Noncurrent liabilities
Advance payments received from customers	10,493	256	—	—	415	—	—	—	671	11,164
Financial liabilities	6,312	(16)	—	1,947	—	(35)	—	(2,026)	(130)	6,182
	16,805	240	—	1,947	415	(35)	—	(2,026)	541	17,346
Current liabilities
Financial liabilities	—	(10)	—	281	—	(1)	—	2,026	2,296	2,296
Trade and other payables	3,703	—	—	—	—	—	—	—	—	3,703
Other liabilities	127	—	—	—	—	—	—	161	161	288
Provisions	797	—	—	—	—	—	—	(161)	(161)	636
	4,627	(10)	—	281	—	(1)	—	2,026	2,296	6,923
Total equity and liabilities	3,443	54	(3)	2,207	—	—	—	—	2,258	5,701
The deviation of the opening balance is caused by differences in the measurement of equipment. In the German GAAP financial statements low value equipment is fully depreciated in the year of addition, whereas under IFRS, equipment is depreciated over its individual useful life, regardless of its value.
The application of IFRS 16 results in a separate recognition of the right-of-use assets for identified leases and corresponding lease liabilities for the expected future lease payments. Expenses for rent of office spaces as well as expenses related to other lease contracts were presented in the statement of profit or loss under other operating expenses under HGB. Moreover, some expenses for modernization of office spaces that qualify as part of the right-of-use asset under IFRS were capitalized as property, plant and equipment under HGB. Under IFRS 16, the depreciation of the right-of-use assets is included in the depreciation and amortization, while the interest expense of the lease liabilities is presented within interest and other expenses in profit and loss as well as in the cash flow statement.
The deviation of other financial liabilities is caused by differences in measurement of financial liabilities at amortized cost. Firstly, according to IFRS, amortized costs of financial liabilities are calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR, whereas in the HGB financial statements, any discount or premium on acquisition and fees or costs are accounted for in profit and loss when they occur. This aspect affects the measurement of loans from shareholders and private investors as well as participation rights.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
11. First time adoption of IFRS (continued)
Interest-free noncurrent advance payments received from customers, where a reclaim of the payments by the customer is not possible within twelve months after the reporting date, according to the applicable terms and conditions, are discounted according to IFRS. Thus, the IFRS carrying amount deviates from the HGB carrying amount (nominal value). The table below reconciles the 2019 total comprehensive income in accordance with IFRS to profit and loss in accordance with HGB:
	HGB 2019	Adjustments						IFRS 2019
		Equipment	Leases	Advance payments	Loans and participation rights	Capital transaction	Total
	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR	kEUR
Revenue	—	—	—	—	—	—	—	—
Cost of sale	—	—	—	—	—	—	—	—
Gross result	—	—	—	—	—	—	—	—
Cost of research and development	(4,944)	(1)	0	—	—	8	7	(4,937)
Selling and distribution costs	(2,135)	(1)	1	—	—	—	0	(2,135)
General and administrative expenses	(2,555)	(1)	—	—	37	102	138	(2,417)
Other operating income/expenses	220	—	—	—	—	—	—	220
Operating Loss	(9,414)	(3)	1	—	37	110	145	(9,269)
Interest and other expenses	(263)	—	(24)	(415)	—	—	(439)	(702)
Loss before tax	(9,677)	(3)	(23)	(415)	37	110	(294)	(9,971)
Taxes on income	—	—	—	—	—	—	—	—
Loss for the period	(9,677)	(3)	(23)	(415)	37	110	(294)	(9,971)
Other comprehensive loss	—	—	—	—	—	—	—	—
Total comprehensive loss for the period	(9,677)	(3)	(23)	(415)	37	110	(294)	(9,971)
The financial statements according to HGB are based on the total-cost method, whereas the cost of sales method is used for IFRS purposes.
Differences in subsequent measurement of financial liabilities at amortized cost result in a deviation in general administrative expenses as well as in interest and other expenses. According to IFRS, amortized costs of financial liabilities are calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR, whereas in the HGB financial statements, any discount or premium on acquisition and fees or costs are accounted for in profit and loss when they occur.
Additionally, the on-balance approach of IFRS 16 for operating leases in comparison to the off-balance approach of HGB causes a deviation in general administrative expenses and interest and other expenses. The application of IFRS 16 results in a separate recognition of the right-of-use assets for identified leases and corresponding lease liabilities for the expected future lease payments. Expenses for rent of office spaces as well as expenses related to other lease contracts were presented in the statement of profit or loss under general administrative expenses under HGB. Under IFRS 16, the depreciation of the right-of-use assets is included in the depreciation and amortization (cost of research and development, selling and distribution costs and general and administrative expense), while the interest expense of the lease liabilities is presented within finance expenses.
Further differences in initial and subsequent measurement of advance payments received from customers between HGB and IFRS result in a deviation in interest and other expenses, advance payments received from customers include a significant financing component according to IFRS 15.60. The compounding effect is recognized in interest expense and increases the advance payments received from customers.
Due to an original term of the advance payments which is more than 12 months, the advance payments include a significant financing component according to IFRS 15.60. The compounding effect is recognized

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
11. First time adoption of IFRS (continued)
in interest expense and increases the advance payments received from customers. Sales revenues from advance payments received from customers will be recognized at the point of delivery of the car.
An additional deviation in general administrative expenses is caused by incremental costs directly attributable to equity transactions, which in IFRS are accounted for as a deduction from equity, whereas in HGB they are accounted for in profit and loss when they occur.

Common Shares

BERENBERG	CITIGROUP	EVERCORE ISI

CRAIG-HALLUM

Through and including                 , 2021 (25 days after the commencement of this offering), all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.   Indemnification of Directors and Officers
Under Dutch law, management board members and supervisory board members may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to the company and to third parties for infringement of the articles of association or of certain provisions of Dutch law. In certain circumstances, they may also incur additional specific civil and criminal liabilities. Subject to certain exceptions, our articles of association provide for indemnification of our current and former management board members and supervisory board members (and other current and former officers and employees as designated by our management board, subject to approval by our supervisory board). No indemnification shall be given to an indemnified person:
(a)
if a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that the acts or omissions of such indemnified person that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described above are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such indemnified person);

(b)
to the extent that his or her financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so);

(c)
in relation to proceedings brought by such indemnified person against the company, except for proceedings brought to enforce indemnification to which he is entitled pursuant to our articles of association, pursuant to an agreement between such indemnified person and the company which has been approved by the management board or pursuant to insurance taken out by the company for the benefit of such indemnified person; and

(d)
for any financial losses, damages or expenses incurred in connection with a settlement of any proceedings effected without the company’s prior consent.

Under our articles of association, our management board may stipulate additional terms, conditions and restrictions in relation to the indemnification described above.
Item 7.   Recent Sales of Unregistered Securities
Set forth below are the sales of all securities sold by Sono Motors GmbH within the past three years (i.e., since January 1, 2018 up to the date of this registration statement) which were not registered under the Securities Act:
•
On January 31, 2018, our share capital as registered with the commercial register was increased by €908.00 to €32,045.00 by issuing 908 shares. In addition to the nominal value of shares (€ 908.00), the shareholders made cash contributions into our capital reserves of € 1,734,280.00.

•
On February 5, 2019, our share capital as registered with the commercial register was increased by €467.00 to €32,512.00 by issuing 467 shares. In addition to the nominal value of shares (€ 467.00), the shareholders made cash contributions into our capital reserves of € 1,603,058.20.

•
On April 5, 2019, our share capital as registered with the commercial register was increased by €1,076.00 to €33,588.00 by issuing 1,076 shares. In addition to the nominal value of shares (€ 1,076.00), the shareholders made cash contributions into our capital reserves of € 3,693,650.93.

•
On November 25, 2020, a newly incorporated private company with limited liability under Dutch law, Sono Motors Finance B.V., issued 34,068,000 ordinary shares in its capital to the shareholder of Sono Motors GmbH, by way of a capital increase against contribution in kind of all shares in the capital of Sono Motors GmbH. Consequently, the subscribed capital as registered with the trade register of the Dutch Chamber of Commerce amounted to €2,044,080.

•
On November 27, 2020, Sono Motors Finance B.V. was converted into a public company with limited liability under Dutch law, named Sono Group N.V., and 3,000,000 ordinary shares were converted into 3,000,000 high voting shares. Consequently, the subscribed capital of Sono Group N.V. as registered with the trade register of the Dutch Chamber of Commerce was increased by €2,044,080 to €6,364,080.
•
On December 10, 2020, the subscribed capital of Sono Group N.V. as registered with the trade register of the Dutch Chamber of Commerce was increased by €104,111.82 to €6,468,191.82 by issuing 1,735,197 ordinary shares. In addition to the nominal value of ordinary shares (€ 104,111.82), the shareholders made cash contributions into our share premium reserves of € 38,095,888.18.

•
On May 7, 2021, the subscribed capital of Sono Group N.V. as registered with the trade register of the Dutch Chamber of Commerce was increased by €2,725.44 to €6,470,917.26 by issuing 45,424 ordinary shares. In addition to the nominal value of ordinary shares (€2,725.44), the shareholders made cash contributions into our share premium reserves of €992,274.56.

•
On June 25, 2021, the subscribed capital of Sono Group N.V. as registered with the trade register of the Dutch Chamber of Commerce was increased by €1,362.72 to €6,472,279.98 by issuing 22,712 ordinary shares. In addition to the nominal value of ordinary shares (€1,362.72), the shareholders made cash contributions into our share premium reserves of €498,637.28.

The issuances of restricted securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon the Section 4(a)(2) of the Securities Act and/or Regulation S promulgated under the Securities Act.
Item 8.   Exhibits and Financial Statement Schedule
The exhibits listed in the exhibit index, appearing elsewhere in this registration statement, have been filed as a part of this registration statement.
All schedules have been omitted since they are not required or are not applicable or the required information is shown in the consolidated financial statements or notes thereto.
Item 9.   Undertakings
(1) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(3) The undersigned registrant hereby undertakes that:
(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement*
3.1	Form of Articles of Association of Sono Group N.V. (translated into English)*
3.2	Form of internal rules of the Management Board of Sono Group N.V.*
3.3	Form of internal rules of the Supervisory Board of Sono Group N.V. *
3.4	Form of Share Issue Deed*
4.1	Form of Registration Rights Agreement*
5.1	Opinion of NautaDutilh N.V., Dutch counsel of Sono Motors, as to the validity of the common shares*
8.1	Opinion of NautaDutilh N.V., Dutch counsel of Sono Motors, as to Dutch tax matters*
8.2	Opinion of Sullivan & Cromwell LLP as to U.S. tax matters*
8.3	Opinion of Ebner Stolz Mönning Bachem Wirtschaftsprüfer Steuerberater Rechtsanwälte Partnerschaft mbB as to German tax matters*
10.1	Form of Long-Term Incentive Plan of Sono Group N.V.*
10.2	Form of indemnification agreement between Sono Group N.V. and members of the supervisory board or management board*
14.1	Code of Ethics of Sono Motors*
21.1	List of Significant Subsidiaries*
23.1	Consent of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft*
23.2	Consent of NautaDutilh N.V.* (included in Exhibit 8.1)
23.3	Consent of Sullivan & Cromwell LLP* (included in Exhibit 8.2)
23.4	Consent of Ebner Stolz Mönning Bachem Wirtschaftsprüfer Steuerberater Rechtsanwälte Partnerschaft mbB* (included in Exhibit 8.3)
24.1	Powers of Attorney (included on signature page to the registration statement)

*
To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Munich, the Federal Republic of Germany on                 ,           .
Sono Group N.V.
By:
/s/

Name: Laurin Hahn
Title:
Chief Executive Officer and Member of the Management Board

By:
/s/

Name: Jona Christians
Title:
Chief Executive Officer and Member of the Management Board

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint                 and                 , and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution and re-substitution, for and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Laurin Hahn	Chief Executive Officer and Member of the Management Board	, 2021
Jona Christians	Chief Executive Officer and Member of the Management Board	, 2021
Torsten Kiedel	Chief Financial Officer, Controller/Principal Accounting Officer	, 2021

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly appointed representative in the United States of Sono Group N.V. has signed this registration statement or amendment thereto in the city of                 , State of           on                 , 2021
Puglisi & Associates
By:

Name:
Title: